CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

PURSUANT TO 17 C.F.R. SECTION 200.83

As confidentially submitted to the Securities and Exchange Commission on July 7, 2023

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Birkenstock Group Limited*

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Jersey	3140	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1-2 Berkeley Square

London W1J 6EA

United Kingdom

+44 1534 835600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Tel: +1 302 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joshua N. Korff, P.C. Ross M. Leff, P.C. Zoey Hitzert Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 +1 212 446-4800	Guy Coltman Carey Olsen Jersey LLP 47 Esplanade, St Helier Jersey JE1 0BD, Channel Islands +44 (0)1534 888900	Marc D. Jaffe Ian D. Schuman Adam J. Gelardi Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 +1 212 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*

We intend to change our name from Birkenstock Group Limited to Birkenstock Holding Ltd. In addition, prior to the consummation of this offering, we intend to convert the legal form of our Company from a Jersey private company to a Jersey public limited company.

CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

PURSUANT TO 17 C.F.R. SECTION 200.83

The information in this prospectus is not complete and may be changed. We and the selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated             , 2023

Preliminary Prospectus

Ordinary Shares

Birkenstock Group Limited

We are offering                  ordinary shares,                  par value, of Birkenstock Group Limited and the selling shareholder identified in this prospectus is offering an additional                 ordinary shares of Birkenstock Group Limited. The underwriters may also purchase up to                 ordinary shares from us and up to                ordinary shares from the selling shareholder within 30 days of the date of this prospectus to cover over-allotments, if any. We will not receive any of the proceeds from the sale of the ordinary shares by the selling shareholder.

Prior to this offering, there has been no public market for our ordinary shares. We expect that the initial public offering price will be between $         and $         per ordinary share.

We intend to apply to list our ordinary shares on                (“                ”) under the symbol “BIRK.”

Following the offering, we will be a “controlled company” under the corporate governance rules of                  applicable to listed companies, and therefore are permitted to elect not to comply with certain corporate governance requirements thereunder.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 28 of this prospectus.

	Per ordinary share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholder	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” for a description of all compensation payable to the underwriters.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares against payment in New York, New York on or about              , 2023.

Joint Bookrunners (in alphabetical order)
Goldman Sachs & Co. LLC	J.P. Morgan	Morgan Stanley

The date of this prospectus is             , 2023.

CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

PURSUANT TO 17 C.F.R. SECTION 200.83

Through and including             , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither we, the selling shareholder nor the underwriters have authorized anyone to provide any information or to make any representations other than the information contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We, the selling shareholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling shareholder and the underwriters have not authorized any other person to provide you with different or additional information. Neither we, the selling shareholder nor the underwriters are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy these ordinary shares in any circumstances under which such offer or solicitation is unlawful.

i

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For investors outside the United States: Neither we, the selling shareholder nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of ordinary shares and the distribution of this prospectus outside the United States.

Prior to the consummation of this offering, we intend to convert the legal form of our Company from a Jersey private company into a Jersey public limited company. Under the rules of the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Exchange Act. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal or state securities laws of the United States. We have been advised by our legal counsel in Jersey that it is uncertain as to whether the courts of Jersey would entertain original actions based on U.S. federal or state securities laws or enforce judgments from U.S. courts against us or our officers and directors which originated from actions alleging civil liability under U.S. federal or state securities laws. See “Enforcement of Judgments” for additional information.

Jersey Regulatory Matters

Prior to the consummation of this offering, we expect that the JFSC will have given, and not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of our ordinary shares. The JFSC is protected by the Control of Borrowing (Jersey) Law 1947 against any liability arising from the discharge of its functions under that law.

A copy of this prospectus will be delivered to the Jersey Registrar of Companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002 and, prior to the consummation of this offering, we expect the Jersey Registrar of Companies will have given, and not withdrawn, its consent to the circulation of this prospectus.

It must be understood that, in giving these consents (once received), neither the Jersey Registrar of Companies nor the JFSC takes any responsibility for the financial soundness of the Company or for the correctness of any statements made, or opinions expressed, with regard to it. If you are in any doubt about the contents of this prospectus, you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

The price of securities and the income from them can go down as well as up.

The directors of the Company have taken all reasonable care to ensure that the facts stated in this prospectus are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in this prospectus, whether of facts or opinion. All the directors of the Company accept responsibility accordingly.

Our company secretary is Crestbridge Corporate Services Limited, whose current business address is 47 Esplanade, St Helier, Jersey JE1 0BD.

CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

PURSUANT TO 17 C.F.R. SECTION 200.83

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Definitions

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “BIRKENSTOCK Group,” “Birkenstock,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Birkenstock Group Limited, together with all of its subsidiaries. References to the “selling shareholder” or “MidCo” are to BK LC Lux MidCo S.à r.l., a société à responsabilité limitée incorporated under the laws of the Grand Duchy of Luxembourg.

References to “Euro” or “€” means the currency of the member states of the European Monetary Union that have adopted or that adopt the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union. All references to the “British Pound,” “GBP” or “£,” are to the legal currency of Jersey. All references to “U.S. Dollars,” “Dollars,” “USD” or “$” are to the legal currency of the United States. All references to “Canadian Dollars” or “CAD” are to the legal currency of Canada. In this prospectus, amounts that are converted from Euro to U.S. Dollars are converted at an exchange rate of $        per Euro, the exchange rate as of            , 2023.

Financial Statements

We maintain our books and records in Euros and prepare our consolidated financial statements in accordance with IFRS.

Birkenstock GmbH & Co. KG is the accounting predecessor of BK LC Lux Finco 2 S.à r.l., subsequently renamed Birkenstock Group Limited, for financial reporting purposes. Birkenstock Group Limited will be the audited financial reporting entity following this offering. The Company’s financial statement presentation distinguishes the Company’s presentations into two distinct periods, the period up to and including April 30, 2021, the Transaction’s (as defined below) closing date (labeled “Predecessor”), and the period after that date (labeled “Successor”) and are further distinguished as follows: the Successor periods represent fiscal 2022 (“2022 Successor Period”) and the period from May 1, 2021 through September 30, 2021 (“2021 Successor Period” and, together with the 2022 Successor Period, the “Successor Periods”) and the Predecessor periods represent the period from October 1, 2020 through April 30, 2021 (“2021 Predecessor Period”) and fiscal 2020 (“2020 Predecessor Period” and, together with the 2021 Predecessor Period, the “Predecessor Periods”). The Predecessor Periods and Successor Periods (together, the “consolidated financial statements”) have been separated by a vertical black line on the consolidated financial statements to highlight the fact that the financial information for such periods has been prepared under two different cost bases of accounting.

The consolidated financial statements prepared in accordance with IFRS have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, as stated in their report included elsewhere in this prospectus.

We also present revenues for the years ended September 30, 2014 to 2019, which information has been derived from the consolidated financial statements of Birkenstock GmbH & Co. KG for such periods presented, each prepared in accordance with German GAAP. The consolidated financial statements of Birkenstock GmbH & Co. KG for fiscal 2014 to fiscal 2017 do not include Birkenstock USA LP, which was not consolidated with Birkenstock GmbH & Co. KG until fiscal 2018. Therefore, the revenues presented for fiscal 2014 to fiscal 2017 consist of reported revenues for Birkenstock GmbH & Co. KG plus revenues for Birkenstock USA LP derived from management reporting. There are no significant differences in revenues recognized under German GAAP and IFRS.

Our fiscal year ends September 30. References to “fiscal 2022” or “FY 2022” refer to the fiscal year ended September 30, 2022, and references to other fiscal years follow the same convention. Our financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition

CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

PURSUANT TO 17 C.F.R. SECTION 200.83

and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Rounding

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this prospectus, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

INDUSTRY AND MARKET DATA

Certain information used in this prospectus contains statistical data, estimates and forecasts concerning the industry in which we operate that are based on external service providers (for which data is not publicly available), other publicly available information and independent industry publications, including those published by Euromonitor International Limited (“Euromonitor”) and IRRIS Composites (“IRRIS”), as well as our internal sources and general knowledge of, and expectations concerning, the industry. Our internal sources include the Consumer Survey. All Consumer Survey figures included herein are provided as of May 2023 and are based on the responses of our customers who elected to participate in the surveys. In the Consumer Survey, we calculate our NPS based on respondents’ indications of their likelihood to recommend BIRKENSTOCK on a scale from 0 to 10. Responses of 9 or 10 are considered “promoters” and responses of 6 or less are considered “detractors.” We then subtract the percentage respondents who are detractors from the percentage of respondents.

Within this prospectus, we reference information and statistics regarding the Apparel and Footwear industry. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources, such as Euromonitor and IRRIS. Some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal surveys and independent sources. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within this industry. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause our future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. Neither we, the selling shareholder nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.

Some of the information herein has also been extrapolated from market data, reports, surveys and studies using our experience and internal estimates. Elsewhere in this prospectus, statements regarding the industry in which we operate, our position in this industry and the size of certain markets are based

CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

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solely on our experience, internal studies, estimates and surveys and our own investigation of market conditions. The Company does not accept responsibility for the factual correctness of any such statistics or information obtained from third parties.

TRADEMARKS AND TRADE NAMES

We own or have rights to various trademarks, trade names or service marks that we use in connection with our business, including “BIRKENSTOCK,” “Birko-Flor,” “Birki,” “Birk” and “Papillio,” among others, and our other registered and common law trade names, trademarks and service marks, including our corporate logo. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ™ and ® symbols, but we will assert, to the fullest extent under applicable law, rights to such trademarks, service marks and trade names.

CERTAIN DEFINITIONS

The following is a summary of certain defined terms and concepts that we use throughout this prospectus:

•	AB-Beteiligungs GmbH refers to AB-Beteiligungs GmbH, an entity controlled by Alexander Birkenstock, one of our controlling shareholders prior to the Transaction;

•	ABL Facility refers to the multicurrency asset-based loan facility established by the ABL Facility Agreement;

•	ABL Facility Agreement refers to the asset-based-loan facility agreement entered into on April 28, 2021 by Birkenstock Group B.V. & Co. KG, Birkenstock US BidCo, Inc. and Birkenstock Limited Partner;

•	APMA refers to the Asia-Pacific, Middle East and Africa region;

•	ASP refers to average selling price;

•	B2B refers to business-to-business;

•	Birkenstock Financing refers to Birkenstock Financing S.à r.l.;

•	Birkenstock Limited Partner refers to Birkenstock Limited Partner S.à r.l.;

•	CAGR refers to compound annual growth rate;

•	CB Beteiligungs GmbH & Co. KG refers to CB Beteiligungs GmbH & Co. KG, an entity controlled by Christian Birkenstock, one of our controlling shareholders prior to the Transaction;

•	CFC refers to a controlled foreign corporation under the Code;

•	CGU refers to cash generating unit;

•	Consumer Survey refers to a series of general branding and marketing internal surveys conducted in May 2023 to determine the demographics and habits of our consumers;

•	DTC refers to direct-to-consumer;

•	EEA refers to the European Economic Area;

•	ESG refers to environmental, social and governance;

•	EU refers to the European Union;

•	EURIBOR refers to Euro Interbank Offered Rate;

v

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•	EUR TLB Facility refers to the senior term loan facilities in the principal amount of €375.0 million under the Senior Term Facilities Agreement;

•	EVA refers to ethylene-vinyl acetate;

•	Exchange Act refers to the Securities Exchange Act of 1934, as amended;

•	GDPR refers to the General Data Protection Regulation;

•	German GAAP refers to the German Commercial Code;

•	IFRS refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board;

•

Incremental Senior Term Facilities refers to incremental facilities which may also be established under the Senior Term Facilities Agreement from time to time (including by way of an increase to any existing facilities or the establishment of new facilities);

•	IP refers to intellectual property;

•	IRS refers to the U.S. Internal Revenue Service;

•	IT refers to information technology;

•	Jersey Companies Law refers to the Companies (Jersey) Law 1991, as amended;

•	JFSC refers to the Jersey Financial Services Commission;

•	ManCo refers to an indirect parent entity of our Company;

•	Notes refers to the €430.0 million in aggregate principal amount of 5.25% Senior Notes due 2029 issued by Birkenstock Financing on April 29, 2021;

•	NPS refers to Net Promoter Score;

•	Order refers to the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005;

•	PFIC refers to a passive foreign investment company under the Code;

•	Predecessor Shareholders refer to AB-Beteiligungs GmbH and CB Beteiligungs GmbH & Co. KG, collectively;

•	Principal Shareholder refers to L Catterton, together with its affiliates;

•

Privacy Laws refers to the GDPR, UK GDPR, California Consumer Privacy Act as amended by the California Privacy Rights Act and other applicable data protection and privacy laws across various markets when taken together;

•	QEF Election refers to a qualified electing fund election;

•	PU refers to polyurethane;

•	Registration Rights Agreement refers to the registration rights agreement to be entered into with our Principal Shareholder in connection with the offering;

•	RSP refers to retail sales price;

•	SCCs refer to standard contractual clauses approved by the European Commission;

•	SEC refers to the United States Securities and Exchange Commission;

•	Securities Act refers to the Securities Act of 1933, as amended;

•	Senior Credit Facilities refers to the Senior Term Facilities and Incremental Senior Term Facilities when taken together;

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•	Senior Term Facilities Agreement refers to the senior facilities agreement entered into by Birkenstock Limited Partner on April 28, 2021;

•	Shareholders’ Agreement refers to the shareholders’ agreement to be entered into with our Principal Shareholder in connection with the offering;

•	SOFR refers to the Secured Overnight Financing Rate;

•	Tax Law refers to the Income Tax (Jersey) Law 1961 (as amended);

•	The Code refers to the Internal Revenue Code of 1986;

•	TPU refers to thermoplastic polyurethane;

•	TRA Participant refers to our pre-IPO owner;

•	Transaction refers to Birkenstock Group Limited’s acquisition of the shares and certain assets that comprised the BIRKENSTOCK Group;

•	U.S. refers to the United States of America;

•	U.S. GAAP refers to U.S. generally accepted accounting principles;

•	UK refers to the United Kingdom;

•	UK Addendum refers to the UK international data transfer addendum to the SCCs;

•	UK GDPR refers to the UK General Data Protection Regulation;

•	UKIDTA refers to the UK International Data Transfer Agreement;

•	USD TLB Facility refers to senior term loan facilities of $850.0 million under the Senior Term Facilities Agreement; and

•	Vendor Loan refers to the loan agreement with AB-Beteiligungs GmbH.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those consolidated financial statements, included elsewhere in this prospectus, before deciding to invest in our ordinary shares.

Who We Are

BIRKENSTOCK is a revered global brand rooted in function, quality and tradition dating back to 1774. We are guided by a simple, yet fundamental insight: human beings are intended to walk barefoot on natural, yielding ground, a concept we refer to as “Naturgewolltes Gehen.” Our purpose is to empower all people to walk as intended by nature. The legendary BIRKENSTOCK footbed represents the best alternative to walking barefoot, encouraging proper foot health by evenly distributing weight and reducing pressure points and friction. We believe our function-first approach is universally relevant; all humans — anywhere and everywhere — deserve to walk in our footbed.

From this insight, we have developed a broad, unisex portfolio of footbed-based products, anchored by our iconic Core Silhouettes, the Madrid, Arizona, Boston, Gizeh and Mayari. While these silhouettes drive consistent, high-visibility revenues and represent a significant portion of our overall business, we also continuously expand our extensive archive of over 700 silhouettes by extending our existing silhouettes and launching new styles. This expands our reach across price points, usage occasions and product categories. We incorporate distinctive design elements and develop new materials to create newness while staying true to our heritage and uncompromising quality standards.

We are German made. Our production capabilities reflect centuries-old traditions of craftsmanship and commitment to using only the highest quality materials. To ensure each product meets our rigorous quality standards, we operate a vertically integrated manufacturing base and produce all our footbeds in Germany. In addition, we assemble over 95% of our products in Germany and produce the remainder elsewhere in the EU. We maintain strict control over our entire supply chain, responsibly sourcing materials that originate mainly from Europe.

As described by our Chief Executive Officer, Oliver Reichert, “Consumers buy our products for a thousand wrong reasons, but they all come back for the same reason:” for our functional proposition, enduring commitment to quality and the rich tradition of our Company which enables us to establish meaningful emotional connections with our consumers. The deep trust we create allows us to enjoy long-lasting relationships with our consumers — oftentimes spanning decades — as evidenced by findings from the Consumer Survey that revealed the average BIRKENSTOCK consumer in the U.S. owns 3.6 pairs today. Through the strong reputation and universal appeal of our brand — enabling extensive word-of-mouth exposure and outsized earned media value — we have efficiently built a growing global fanbase of millions of consumers that uniquely transcends geography, gender, age and income.

We reach these consumers around the world through a multi-channel “engineered distribution” model, which balances the growing demand for our products and our constrained supply capacity to create scarcity in the market. We strategically allocate our products between our wholesale partners in the B2B channel, which we have been optimizing in recent years, and our rapidly growing DTC channel. As a result, we drive consistently robust revenue growth and operating margins, achieve excellent sell-through rates and deepen our direct connections with our consumers. In fiscal 2022, we generated revenues of

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€1,242.8 million, gross profit margin of 60%, Adjusted gross profit margin of 62%, net profit of €187.1 million, Adjusted EBITDA of €434.6 million and Adjusted EBITDA margin of 35%, while selling approximately 30 million units.

What We Stand For

Our core values of Function, Quality and Tradition influence everything we do and underpin our brand’s deep cultural relevance that has stood the test of time. For decades, BIRKENSTOCK has attracted independent thinkers and transcended prevailing style norms, remaining committed to our values, even as the global zeitgeist has evolved around and moved toward us. In the 1960s and 1970s, the global peace movement and hippies adopted BIRKENSTOCK, wearing our Madrid, Arizona and Boston, as part of their celebration of freedom and free-spiritedness. In the 1980s, the green movement adopted BIRKENSTOCK, proudly wearing our products for our ethical approaches to production and consumption. In the 1990s, inspired by the feminism movement, more women wore BIRKENSTOCKs to free themselves from long-standing fashion norms that required wearing painful high heels and other constricting footwear. Today, consumers turn to BIRKENSTOCK in their search for healthy, high-quality products and as a rejection of formal dress culture. By remaining true to our values of Function, Quality and Tradition, BIRKENSTOCK has endured across generations.

Function

Our proprietary footbed — the result of successive innovations, beginning in the late 19th century with the invention of the contoured shoe last, which reflects the anatomy of the human foot — represents the foundation of our brand and products. The functional nature of and growing usage occasions for BIRKENSTOCK products enable the universality of our brand, allowing us to serve every human regardless of geography, gender, age and income. At its core, the BIRKENSTOCK footbed promotes “Naturgewolltes Gehen”:

Every foot employs 26 bones, 33 muscles and over 100 tendons and ligaments in walking. Improper footwear can cause friction, pain, injury and poor posture, among other ailments. Our anatomically shaped

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BIRKENSTOCK footbed provides natural support and stimulation, promoting even weight distribution, fully supported arches and no unnatural pressure points from heel to toe. Orthopedic theory suggests the benefits of walking barefoot on natural yielding ground are far reaching, including pain reduction in the foot and throughout the body, improved mobility, and natural posture, since the foot is kept in its natural state. By mimicking the effects of natural yielding ground (“footprint in the sand”), the “System Birkenstock” leans on the benefits of this phenomenon, attempting to enable walking as intended by nature. The inherent functionality of our products enables BIRKENSTOCK to serve a distinct purpose for consumers.

As illustrated below, the Original BIRKENSTOCK footbed is comprised of several distinctive components:

Quality

We believe how things are made matters as much as the product itself. We build BIRKENSTOCK products to be long-lasting, durable and repairable, a distinctive approach in the market today. We never compromise on material quality; for example, our uppers are made of leathers of the highest quality (i.e., 2.8-3.0 mm thick leather, sourced from European tanneries). We source over 90% of our materials and components from Europe, processing our inputs to the highest environmental and social standards in the industry by operating state-of-the-art scientific laboratories for materials testing. Furthermore, by vertically integrating our manufacturing operations in the EU — one of the safest and most regulated manufacturing environments in the world — we maintain a high degree of control over the quality and craftsmanship of our products, ensuring a consistent consumer experience.

Consumers recognize BIRKENSTOCK for its superior product quality. According to the Consumer Survey, we outperform our peers — on a statistically significant level — on measures of material quality, construction and craftsmanship, as well as durability. As a result, the loyalty of BIRKENSTOCK consumers is unparalleled, with some consumers keeping pairs for multiple decades through careful maintenance and repair.

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Tradition

Honoring our heritage represents the cornerstone of our culture. We feel a profound responsibility to protect and live up to our treasured tradition — built over the last two and a half centuries — of crafting functional, high-quality products. This deep respect for our history continuously guides our actions, compelling us to emphasize our values across all aspects of our business.

While our family tradition of shoemaking can be traced back to 1774, the evolution of our brand gained momentum in the early 20th century with our development of the footbed in 1902. We invented the word “Fussbett,” or “footbed,” and this discovery laid the groundwork for what became the “System Birkenstock,” a doctrine and practice of orthopedic principles, built around “Naturgewolltes Gehen,” that still guides us today. The footbed remains the guiding principle for everything we do and the platform we use to explore new product categories. It reminds us to develop products that make our consumers’ lives better, embedding function, quality and purpose in everything we make. The philosophy of the “System Birkenstock” grounds our approach to shoemaking to this day.

Where We Are Today

Over a decade ago, the Birkenstock family brought in its first outside management team, commencing the present era of BIRKENSTOCK. Under the leadership and vision of Oliver Reichert, first as a General Manager in 2009 and then as the Chief Executive Officer beginning in 2013, we have transformed our business from a family-owned, production-oriented company into a global, professionally managed enterprise committed to growing our brand. In the current era, we have built on our legacy while continuing to revolutionize processes and strategies to unleash our global potential, growing revenues at a 20% CAGR from fiscal 2014 to fiscal 2022.

Note: See “Presentation of Financial and Other Information — Financial Statements.”

We use a highly intentional “celebrate the archive, build the archive” approach to product architecture and innovation across our expanding portfolio of over 700 silhouettes. We incorporate our legendary footbed across all silhouettes, several of which have developed significant global recognition and acclaim of their own. Our top five silhouettes collectively generated nearly 76% of our annual revenues in fiscal 2022.

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We continually reinterpret or “celebrate” these timeless, iconic silhouettes through makeovers and adaptations, enabling us to drive consistent, recurring growth with minimal risk. Alongside our classics, we consistently build our extensive archive by innovating new silhouettes; nine of the top 20 products in fiscal 2022 represent new styles that we have introduced since fiscal 2017. In particular, we have focused on expanding our closed-toe silhouette assortment — which represented over 20% of revenues in fiscal 2022 — to enable us to address additional usage occasions as well as balance seasonality.

Our commitment to creating functional, purpose-driven products with the highest integrity has enabled us to build a strong brand reputation with universal appeal. In addition, powerful secular trends — an increased focus on health, the casualization of daily life, the breakthrough of modern feminism and the rise of purpose-led, conscious consumption — have converged around BIRKENSTOCK and will continue to fuel our brand relevance and reach for the next 250 years. We strive to match our universal appeal with democratic access to products; we offer our unisex products across a broad range of prices, from a retail entry price point of €40 for our EVA styles to over €1,600 for our highest-end collaborations.

The deep connections we build with our diverse, global fan base engender profound trust, high levels of loyalty and unparalleled word-of-mouth endorsement. In a recent Consumer Survey, approximately 70% of our existing U.S. consumers indicated they had purchased at least two pairs of BIRKENSTOCKs, with the average U.S. consumer owning 3.6 pairs today. In that same Consumer Survey, nearly 90% of recent purchasers indicated a desire to purchase again and over 40% of consumers indicated they did not even consider another brand when last purchasing BIRKENSTOCK, a testament to our category ownership.

Given the increasing relevance and strength of our brand, demand for our products has historically exceeded supply. As a consequence, we have spent the past decade refining our engineered distribution model through which we mindfully and strategically allocate product across channels and regions. We have consolidated control over our brand globally by converting distributor markets, rationalizing wholesale distribution to focus on strategic accounts that support our brand positioning and reach, and investing in our DTC business, which has grown at a 42% CAGR between 2018 and 2022. We allocate our finite production capacity globally, creating scarcity in the market and facilitating strong control over our brand, as well as predictable, consistent growth. Our strongest, most developed regions are the Americas and Europe, which represented 54% and 36% of revenues in fiscal 2022, respectively. Our APMA region has demonstrated considerable growth potential, which historically has not been fully realized because of deliberate decisions to prioritize the Americas and Europe due to finite supply.

Recent Financial Performance

Our powerful business model and consistent execution have delivered continuous top-line growth and an expanding margin profile. Our financial performance reflects the strong demand for our brand and the benefits of our engineered distribution model that delivers the right product for the right channel at the right price point. This approach enables us to enjoy a rare combination of consistent, predictable growth and high levels of profitability, providing us with significant flexibility to invest in our operations and growth initiatives.

This strategy has resulted in:

•	Revenues increasing from €727.9 million in fiscal 2020 to €1,242.8 million in fiscal 2022, a 31% two-year CAGR;

•	Number of units sold increasing at a 12% CAGR between fiscal 2020 and fiscal 2022;

•	ASP increasing at a 16% CAGR between fiscal 2020 and fiscal 2022;

•	DTC penetration increasing from 30% of revenues in fiscal 2020 to 38% of revenues in fiscal 2022;

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•	Gross profit margin expanding from 55% in fiscal 2020 to 60% in fiscal 2022;

•	Adjusted gross profit margin expanding from 55% in fiscal 2020 to 62% in fiscal 2022;

•	Net profit increasing from €101.3 million in fiscal 2020 to €187.1 million in fiscal 2022; and

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Adjusted EBITDA growing at a 49% two-year CAGR from €194.8 million in fiscal 2020 to €434.6 million in fiscal 2022, with Adjusted EBITDA margin expanding 8 percentage points from 27% in fiscal 2020 to 35% in fiscal 2022.

Our Addressable Market

Inspired by “Naturgewolltes Gehen,” we construct our products to empower all humans to walk as nature intended. We believe this function-first ethos limits the reach of our products only by the global population.

Our core opportunity lies in deploying our iconic footbed across the broader footwear market globally, including in our largest markets of North America and Europe, as well as newer markets in Asia and the Middle East. Beyond geographical expansion, significant market share opportunity exists in our established and new product categories.

Global Footwear Market

The global footwear industry is a large and fragmented market. According to Euromonitor, it was estimated to generate approximately €340 billion in retail sales in 2022, with the top 5 brands accounting for 20% of the overall footwear market. On average, the global footwear market is projected to grow at a CAGR of 5.1% over the next five years, reaching approximately €440 billion in sales by 2027. Based on our current market penetration of less than 1%, we believe there is ample whitespace to continue growing the BIRKENSTOCK brand. We expect to capture market share globally, particularly in Asia Pacific, which is expected to be one of the fastest growing regions in the world at a CAGR of 5.9% between 2022 and 2027 and where we are meaningfully underpenetrated.

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We believe we are uniquely positioned to win share in the large and growing global footwear market given our commitment to delivering superior orthopedic functionality in support of the following key enduring consumer megatrends:

Growing Preference for Healthy Products

Consumers prioritize purchases that benefit their overall health as they become aware of the negative effects of wearing unsupportive footwear. According to ARRIS Composites survey data, nearly 2 in 5 U.S. workers have recurring foot pain and discomfort at any given time. In addition, 86% of U.S. workers prefer comfort over style in their footwear. Our footbed-based products meet inherent consumer demand through their functionality and encouragement of the natural walking motion and proper foot health.

Casualization Across Usage Occasions

Over the last generation, the use of formal footwear has declined as a result of the ongoing shift towards casual dress and rise of sneaker culture, both trends accelerated by COVID-19. We find ourselves at a nexus of these changing consumer behaviors as consumers increasingly free themselves from long-standing fashion norms, seeking more functional footwear and apparel choices across usage occasions. This enduring trend also coincides with the shift towards healthy products as consumers seek alternatives to traditional work and other non-casual footwear options that do not promote or negatively impact foot health.

Breakthrough of Modern Feminism

The ongoing evolution and expansion of the role of women in society continues to drive meaningful shifts in their preferences in footwear and apparel. While trends in fashion come and go, we believe women’s increasing preference for functional apparel and footwear has and will prove secular in nature. As a brand that has long stood for functionality, we believe this ongoing tailwind will continue to drive relevance and growth for the BIRKENSTOCK brand.

Appreciation and Affinity for Heritage and Craftsmanship

We believe consumers increasingly value brands that have rich traditions, have clarity in their purpose and take significant responsibility for their operations. We have observed these trends across various consumer industries, including luxury leather goods and ready-to-wear clothing, watches and personal care products, among others. We believe BIRKENSTOCK’s functional, purpose-led brand, uncompromising commitment to quality and centuries-old crafting traditions align well with the ongoing shift towards brands with authentic heritages and craftsmanship.

Our Competitive Strengths

We believe the following strengths are central to the power of our brand and business model:

Purpose Brand Built Around our Legendary Footbed and Products

An Orthopedic Tradition

The heart of our brand is the footbed, which forms the core of our own orthopedic methodology, the “System Birkenstock.” The benefits of our system are supported by decades of research, podiatrist recommendations and consumer loyalty. Our purpose to empower all people to walk as intended by nature has created an enduring connection with our consumers, who recognize us for functionality, craftsmanship,

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German engineering, uncompromising quality and a differentiated product experience. This authentic connection with our consumers positions BIRKENSTOCK at the center of a shift toward conscious, responsible and health-oriented consumption instead of “fast fashion” or trend-chasing.

Much of our success can be traced back to our long history of product innovations, including the contoured shoe last, footbed and footbed sandal. We outline our groundbreaking innovations below:

Category-Defining, Universally Relevant Silhouettes

While these innovations started orthopedically in nature, we have since launched several distinctive, instantly recognizable silhouettes that blend the functionality of our legendary footbed with timeless aesthetics. Many of these silhouettes — including our Core Silhouettes, the Madrid, Arizona, Boston, Gizeh and Mayari — have come to define and become synonymous with their respective categories, resulting in a distinct competitive advantage for our brand. All but one — the Mayari — have been in the market for over 40 years and continue to attract significant attention today. From the beginning, these silhouettes have been conceptualized, promoted and sold as unisex products, further supporting our fundamental purpose and driving mass appeal of the brand. These top selling models undergo regular seasonal makeovers and serve as the “canvas” for many of our collaborations created within our 1774 premium line, generating newness while allowing us to celebrate this core collection. Since 2018, our Core Silhouettes have grown at a revenue CAGR of 18%, evidencing the ability of these iconic silhouettes to drive consistent, recurring growth.

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Proven Innovation Strategy

We have developed an extensive archive of over 700 silhouettes through our differentiated innovation engine. We approach product innovation through two primary lenses: (1) “celebrating the archive” by utilizing distinct design elements to modify existing silhouettes and introduce newness in a low-risk manner and (2) “building the archive” by leveraging our footbed as the development platform, enabling us to create new products from the “inside-out.”

Our approach leverages our product archive, market insights and whitespace analysis to identify areas where we can create trends from within and export those to the market through a proven roadmap of product development, demand creation and engineered distribution.

Celebrate the Archive

We routinely update our Core Silhouettes and other existing silhouettes by adjusting parameters such as color, materials and other details (e.g., buckles) to create newness and strategically extend their reach. For example, we have expanded the Arizona silhouette across price points and usage occasions, adding a water-friendly variant utilizing EVA, while also broadening the Arizona’s appeal through collaborations. This approach continuously infuses the brand with newness while undertaking minimal risk. As a result, revenues from the Arizona silhouette have grown at a CAGR of 24% between fiscal 2018 and 2022.

Build the Archive

We also consistently build our archive by introducing new silhouettes developed around our celebrated footbed. Given the functional nature of our products and the loyalty BIRKENSTOCK consumers have for their footbeds, we have successfully expanded our assortment across new silhouettes and product categories. The success of this approach can be seen in the popularity of our recent launches; new silhouettes introduced since fiscal 2017 represented nine of the top 20 selling products in fiscal 2022. Furthermore, we have focused on the significant opportunity in closed-toe silhouettes, which have grown to over 20% of revenues in fiscal 2022, supported by silhouettes such as the Zermatt, Buckley and Bend. This approach has enabled us to expand our brand reach across seasons and usage occasions, as well as drive growth through higher ASPs. Launched in 2020, the Bend sneaker exemplifies the success of our approach to building the archive in new, strategically important categories, with Bend revenues growing over 100% between fiscal 2021 and 2022.

Go-Forward Product Strategy

Looking ahead, we will continue to grow our Core Silhouette collections through low-risk newness while also deploying our footbed across more product categories and usage occasions. Specifically, we expect to refine existing silhouettes and create new silhouettes that incorporate new materials and production techniques, such as PU direct injection, to specifically address identified consumer needs and broaden our product range across usage occasions. For example, our PU technology will enable extensive innovation in outsoles, allowing us to create products tailored for active and outdoor and professional usage occasions. To further strengthen our innovation capabilities and extend our functional leadership, we formed a dedicated biomechanics team and created a laboratory for new technical and materials innovations in 2018.

Global Fan Community Enabling Efficient Demand Creation

Broad and Democratic Fan Base

We serve a global community of millions of highly engaged consumers, who we attract with our function-first collection of high-quality footwear. Our fans, many of whom have been with us for decades, are enthusiastic, loyal, quality seekers across all aspects of society, including doctors, adventurers, professional athletes, families and models on the runways of Paris Fashion Week. We attract a diverse range of consumers that transcends geography, gender, age and income.

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Source: Consumer Survey; geographical split based on share of fiscal 2022 revenues

Our holistic approach to foot health serves as the foundation for a globally accessible, relevant and democratized brand experience that serves a broad consumer base across usage occasions and price points. We represent one of the few brands in the world that has demonstrated success across a broad price range, from our EVA styles, which have a RSP starting at €40, to our 1774 collection styles and collaborations which have a RSP of upwards of €1,600.

Unparalleled Consumer Engagement and Loyalty

Our diverse set of consumers discover our brand in many ways, sometimes not for the inherent orthopedic benefits, but become loyal fans through their continued use of our products. According to the Consumer Survey, the average BIRKENSTOCK consumer in the U.S. owns 3.6 pairs of our product today, reflecting the enthusiasm with which consumers engage with our brand. In addition, 86% of recent BIRKENSTOCK purchasers indicated a desire to purchase again. Anecdotally, “Birkenstories” of obsessive fan loyalty are plentiful, with grandparents passing on the tradition of BIRKENSTOCK to future generations and others building collections of BIRKENSTOCKs over time.

Efficient Demand Creation

The deep connection consumers feel with our beloved brand leads to significant word-of-mouth exposure and extensive, high-quality earned media, enabling highly efficient marketing spend. According to the Consumer Survey, nearly 90% of BIRKENSTOCK buyers come to us through unpaid channels, with the top three sources of awareness being: (1) heard about it from a friend, (2) saw someone wearing it and (3) growing up with it. Our consumers’ love for BIRKENSTOCK and their strong desire to organically promote the brand are further demonstrated by our NPS of 55%.

Furthermore, we amplify BIRKENSTOCK in the cultural zeitgeist through calculated demand creation strategies, including through creative content developed by our content house as well as through strategic product collaborations led by our 1774 office in Paris. Our unique brand, iconic footbed and instantly recognizable aesthetic have generated significant unsolicited attention from well-known brands seeking to collaborate with us. This has enabled us to partner with diverse brands such as Rick Owens, Stüssy, DIOR and Manolo Blahnik to create products that activate specific consumer groups and markets for BIRKENSTOCK. We benefit from the unpaid advocacy and support that is the natural byproduct of celebrities, public figures and other influential fans who are frequently seen wearing our products.

Engineered Distribution Approach

Complementary Multi-Channel Strategy

We optimize growth and profitability through a complementary, multi-channel distribution strategy for DTC and B2B. We operate our channels synergistically, utilizing the B2B channel to facilitate brand

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accessibility while steering consumers to our DTC channel, which offers our complete product range and access to our most desired and unique silhouettes. Across both channels, we execute a strategic allocation and product segmentation process, often down to the single door level, to ensure we sell the right product in the right channel at the right price point. This approach is centered on the strategic calibration of our ASP and employs key levers such as the expansion of our DTC channel, market conversions from third-party distributors, optimization of our wholesale partner network, increased overall share of premium products and strategic pricing. This process allows us to manage the finite nature of our production capacity, with a rigorous focus on control of our brand image and on profitability. As a result, we drive top-line growth and margins, prevent brand dilution and deepen our connection to consumers.

We pioneered this engineered distribution model in our U.S. market, ultimately helping drive a 32% revenue CAGR in the U.S. between fiscal 2014 and fiscal 2022. This transformative approach now serves as a blueprint for all our regions, where we have strategically converted from third-party distributors to owned distribution, accelerated DTC penetration, strategically expanded our retail footprint and increased our share of closed-toe and other high ASP products. Building on our success in the U.S., we have taken back distribution in key markets, including the UK, France, Canada, Japan and South Korea, reducing the share of business in third-party distribution from 32% of revenues in fiscal 2018 to 14% in fiscal 2022. Our strongest, most developed regions are the Americas, which accounted for 54% of revenues in fiscal 2022, and Europe, which accounted for 36% of revenues, while APMA represented 10% of revenues.

Balanced Shift Towards DTC

Our DTC footprint promotes direct consumer relationships and provides access to BIRKENSTOCK in its purest form. We have grown DTC revenues at a 42% CAGR between 2018 and 2022 as part of our strategy to increase DTC penetration. Our DTC channel enables us to express our brand identity, engage directly with our global fan base, capture real-time data on customer behavior and provide consumers with unique product access to our most distinctive styles. Additionally, our high levels of organic demand creation, together with higher ASPs, support consistently attractive profitability in the DTC channel, which reached a 38% share of revenues in fiscal 2022, up from 18% in fiscal 2018.

Since 2016, we have invested significantly in our online platform to support the penetration of our DTC channel, establishing our own e-commerce sites in more than 30 countries with ongoing expansion into new markets. In fiscal 2022, e-commerce represented 89% of our DTC channel. In addition, as of May 1, 2023, we operated a network of approximately 45 owned retail stores, complementing our e-commerce channel with the live experience of our best product range. The largest concentration of our retail locations is in Germany, where we operated 20 locations. We have recently embarked on a disciplined strategy of opening new retail stores in attractive markets globally, including Soho and Brooklyn in New York City, Venice Beach in Los Angeles, Tokyo, London and Delhi.

Intentional Wholesale Partnerships

Our wholesale strategy is defined by intentionality in partner selection, identifying the best partners in each segment and price point. We segment our wholesale product line availability into specific retailer quality tiers, ensuring we allocate the right product to the right channel for the right consumer. For example, we limit access to our premium 1774 and certain collaboration products to a curated group of brand partners.

For our wholesale partners, we are a “must carry” brand based on the enthusiasm with which our consumers pursue our products. We believe that the BIRKENSTOCK brand is consistently amongst the top performers in sell-through in our core categories at most of our retail partners. We generate significantly more demand from existing and prospective wholesale customers than we can supply, putting us in an enviable position where we can create scarcity in the market and obtain consistently favorable economic

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terms on wholesale distribution. The early placement of wholesale orders approximately six months in advance greatly aids in our production planning and allocation. In addition, sell-through transparency from important wholesalers provides real-time insight into the overall market and inventory dynamics.

During fiscal 2022, we worked with approximately 6,000 carefully selected wholesale partners in over 75 countries, ranging from orthopedic specialists to major department stores, to high-end fashion boutiques. Our strategic partners also operated more than 350 mono-brand stores to provide our consumers a multi-channel experience in select markets.

Vertically Integrated Manufacturing

A key differentiator of BIRKENSTOCK is our vertically integrated manufacturing which creates strong competitive and operational advantages in an industry that has largely been offshoring production since the 1980s. During 2022, we assembled over 95% of our overall products and produced 100% of our footbeds in our five owned factories in Germany, with supplemental component manufacturing in Portugal. These facilities are critical to delivering the high-quality products our brand promises and our consumers expect. With nearly every silhouette requiring over 50 hands to complete, the approximately 4,400 skilled workers we employ ensure we complete production in rigorous accordance with centuries-old know-how and craftsmanship. Inside our factories, most of our machines and automation are custom-made and cannot be found anywhere else in the world. For example, if no standard equipment is available on the market to fulfill these goals, we design and build our own proprietary machines.

Our approach to owned manufacturing ensures we produce our products to the highest quality standards, that we remain deliberate in the environmental resources we use and that we invest appropriately in innovation to support the brand’s continued growth. Our consumers can take comfort in that we engineer and produce 100% of our footwear in the EU, one of the safest and most regulated markets in the world. Furthermore, we source most of our raw materials from across Europe in compliance with strict quality, social and environmental standards based on industry best practices. We believe this vertical integration creates a unique degree of strategic control, further supported by robust contingency measures and the benefits of sourcing redundancy and diversity across multi-supplier relationships to ensure continuity of operations and flow of product.

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We are currently adding to and expanding our owned manufacturing footprint globally at two facilities. Our newest factory in Pasewalk, Germany will be operational in late 2023, expanding our popular EVA and PU product capacity while freeing up incremental capacity in our other factories to further meet the strong demand for our brand. We also plan on expanding our recently acquired component manufacturing facility in Arouca, Portugal over the next two years. We remain committed to our policy that all footbed production and engineering take place in Germany and that all final assembly occurs in the EU to ensure the highest quality products are manufactured according to centuries-long tradition.

Passionate and Proven Management Team

Our brand’s ethos is rooted in an enduring commitment to the highest standards of corporate citizenship that encompasses a dedication to our employees and to the highest quality and broad support of innovation and creativity. Our leadership team remains committed to supporting a centuries-old legacy of aligning our corporate ethos to actions that support positive social, economic and environmental outcomes for both the localities in which we operate and our global community.

We benefit from the industry expertise and know-how of our passionate, experienced, visionary and proven senior management team led by Oliver Reichert, our Chief Executive Officer; Dr. Erik Massmann, our Chief Financial Officer; Markus Baum, our Chief Product Officer; Klaus Baumann, our Chief Sales Officer; David Kahan, our President Americas; Mehdi Nico Bouyakhf, our President Europe; Jochen Gutzy, our Chief Communications Officer; Christian Heesch, our Chief Legal Officer; and Mark Jensen, our Chief Technical Operations Officer who together have an average of more than 20 years of industry experience. The executive leadership team is executing on a bold vision to continue to unlock the power and significance of BIRKENSTOCK, which, through fiscal 2022, has grown revenues at a 20% CAGR since fiscal 2014, after Oliver Reichert took over as Chief Executive Officer. This has been accomplished while significantly expanding profitability through greater control over our brand, increased DTC share and operational efficiencies.

Key Pillars of Our Growth

We believe we have only just begun to unlock the power of our profound transformation and realize the full global potential of BIRKENSTOCK. We estimate our share of the massive €340 billion global footwear industry to be less than one percent, presenting substantial opportunity for further growth. We believe we are well-positioned to significantly expand our market share and drive sustainable growth and profitability through the following pillars, each of which represents a continuation of the proven strategies we have been executing over the past decade.

Expand and Enhance the Product Portfolio

We will continue to expand our product archive through our “celebrate and build” approach to innovation, entering into new usage occasions while investing in categories we serve today through new and innovative offerings. We intend to diversify our product portfolio, strengthen loyalty with consumers who already love BIRKENSTOCK, drive higher penetration in our existing markets and channels and expand our reach and appeal across new consumers, geographies and usage occasions. Through the broad application of the BIRKENSTOCK footbed, we intend to develop our product offering through the following strategies:

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Drive the Core Through “Inside-out” Innovation: We will continue to incorporate our legendary footbed as the central functional element in our proven product formula as we celebrate and build our archive. We will renew existing silhouettes and introduce new ones by strategically using aesthetics, construction, design and materials updates that flex elements across uppers, outer

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soles, buckle details and other embellishments to deliver innovative functionality and renewed purpose. In doing so, we will continue to broaden and deepen our product assortment across price bands, building on the success of our opening price point EVA line as well as collaborations through our 1774 line. “Inside-out” innovation drives growth across our product portfolio:

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Strengthen Year-Round Product Mix with Closed-Toe Offerings: We will continue to diversify into closed-toe silhouettes (clogs and shoes), enabling the brand to serve different usage occasions for consumers, balance seasonality and drive growth and profitability through higher ASPs. We have made substantial progress in this strategic effort, as demonstrated by expansion in the share of closed-toe products, which accounted for over 20% of total revenues in fiscal 2022, in addition to the performance of the Boston, a clog originally launched in 1978 that has enjoyed a revenue CAGR of 100% between fiscal 2020 and fiscal 2022 as we expanded the style count and more prominently featured this silhouette in collaborations, our stores and e-commerce sites.

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Develop Presence in Underpenetrated Categories: We intend to drive business by staying true to our orthopedic heritage and creating highly functional products across a variety of usage occasions, including professional, active and outdoor, kids, home and orthopedic. We have already achieved promising success with our recent offerings in these expansionary categories, such as our outdoor products where we have created new silhouettes by using PU direct injection technology to develop water-friendly and high-grip outsoles. Additionally, our use of EVA similarly expands our portfolio by creating products suitable for use in and around water. These developments broaden our potential product range across usage occasions by creating highly functional, water ready, anti-slip outsoles and more rugged constructions. This approach continues to support a strong pipeline of new products that is expected to accelerate growth:

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Leverage our Brand in Function-led, Non-Footwear Categories: We will leverage our functional expertise, brand equity and trust from our consumers to extend the BIRKENSTOCK brand into non-footwear categories. We are launching a new, highly functional prestige shoe care and footcare line made in Germany exclusively from materials of natural origin and rooted in our deep heritage in foot health. We have also extended our brand’s heritage in health into the sleep category, introducing a range of BIRKENSTOCK sleep systems that leverage our core expertise in orthopedic research and functional product design.

Drive Engineered Distribution on a Global Scale

We will continue to leverage our engineered distribution approach to strategically allocate our production capacity across channels, regions and categories in a manner that supports our continued success. Specifically, we aim to drive growth across regions by continuing to operate our proven playbook in the U.S. and Europe, where we have significantly grown our DTC channel while optimizing our B2B presence with wholesale partners who support our brand positioning.

Our DTC channel has expanded from 18% of revenues in fiscal 2018 to 38% of revenues in fiscal 2022. We expect that future DTC growth will be primarily driven by e-commerce, which is rapidly growing through active customer growth and new online store openings. We also intend to pursue disciplined, strategic additions to our retail footprint given our relatively limited presence today of approximately 45 owned stores, 20 of which are in Germany. We expect DTC penetration will increase slightly in the coming years as we balance DTC growth with continued expansion with new and existing strategic wholesale partners globally.

We have extensive whitespace to grow within and outside of our largest geographies, the U.S. and Europe. We believe there are still sizable growth opportunities in key developed markets where the brand has a presence but remains significantly underpenetrated, including the UK, France, Southern Europe and Canada.

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As we ramp up our production capacity, we will unlock the large growth potential of the APMA region, which has generated significant latent demand that we have been unable to fulfill in recent years given more limited supply. Our targeted growth strategies will build upon our growing popularity in the region’s emerging markets, including China and India, where our brand is nascent, and in countries such as South Korea, Australia and New Zealand, where we have a more established presence and brand awareness.

Educate Fans on Our Brand Purpose and Grow the BIRKENSTOCK Fan Base

We will continue to educate consumers globally about the advantages of BIRKENSTOCK products. We believe consumers become evangelists for our brand when they become aware of the merits of our superior functional design. The function of our products and the power of our brand has enabled us to build our Company largely through organic, unpaid sources, including word-of-mouth, repeat buying, earned media, high profile influencer support and our 1774 collaborations office. These organic factors support a virtuous cycle of consumer consideration, trial, conversion and repeat purchase. Our recently established BIRKENSTOCK content house was created to produce powerful stories of BIRKENSTOCK’s craftsmanship, fan love and other core values across various social media platforms, providing powerful organic vehicles to engage with and attract new fans. We will further amplify this content through the introduction of “ambassador retail,” a new physical retail strategy focusing on a small footprint of stores operated in partnership with local entrepreneurs who will serve as brand ambassadors by virtue of their professions, pursuits or social media presences. Additionally, our newly launched BIRKENSTOCK loyalty program, which offers exclusive access to products and other unique benefits, will serve as a principal tool for driving increased engagement with new and existing consumers in the future.

While our brand has achieved substantial traction globally and those who have experienced our products demonstrate strong loyalty, our presence remains relatively nascent in many of our markets. Our unaided brand awareness outside of Germany and the United States remains well below that of our most established markets and of other leading footwear brands, providing us with a clear runway for growth. According to the Consumer Survey, aided brand awareness, which we define as consumer awareness about the brand when specifically asked about the brand, in the United States is 68%. We believe increasing consumer awareness of our brand, the functional benefits of our products and our constantly evolving product offering will generate substantial growth as we introduce new consumers to our brand and convert those who are aware of the brand into consumers.

Invest in and Optimize the Company to Support the Next Generation of Growth

We will continue to invest in our people and our manufacturing and supply chain to support future growth. We will also seek operational improvements to drive efficiencies and increase the speed and flexibility of our operations.

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Optimize and Expand our Production Capacity: We will further optimize our current production footprint by introducing automation where appropriate, while also strategically expanding capacity by investing in new facilities. We are currently making investments that will increase our capacity and extend our capabilities, as evidenced by our new facility in Pasewalk, Germany, which is scheduled to open in late 2023.

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Expand our Owned and Third-Party Logistics Infrastructure: We will strengthen our owned and operated fulfillment centers while adding significant through-put via third-party partners. We will continue to invest in expanding our outbound capacity by adding incremental logistics capabilities in the U.S. and other key markets. This will also allow us to optimize our current logistics infrastructure to better service our growing business, while lowering operational costs.

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Drive Operational Efficiencies: We have invested ahead of our growth in all areas of the business, including product creation and manufacturing, multi-channel distribution and corporate infrastructure. As we continue our growth trajectory, we plan to leverage these investments, realize economies of scale and optimize efficiency in our business.

Risk Factors Summary

Investing in our ordinary shares involves risk. The risks described in “Risk Factors” in this prospectus may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our growth strategy. Some of the more significant risks include the following:

•	our dependence on the image and reputation of the BIRKENSTOCK brand;

•	the continued effects of the COVID-19 pandemic;

•	the intense competition we face from both established companies and newer entrants into the market;

•	our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms;

•	our ability to adapt to changes in consumer preferences and attract new customers;

•	harm to our brand and market share due to counterfeit products;

•	our ability to successfully operate and expand retail stores;

•	failure to realize expected returns from our investments in our businesses and operations;

•	risks related to business, economic, market and political conditions;

•	our dependence on third parties for our sales and distribution channels, as well as deterioration or termination of relationships with major wholesale partners;

•	adverse events influencing the sustainability of our supply chain or our relationships with major suppliers, or increases in raw materials or labor costs;

•	our ability to effectively manage inventory;

•	unforeseen business interruptions and other operational problems at our production facilities, as well as disruptions to our shipping and delivery arrangements;

•	failure to attract and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders;

•	adequate protection, maintenance and enforcement of our trademarks and other intellectual property rights;

•	regulations governing the use and processing of personal data, as well as disruption and security breaches affecting information technology systems;

•	risks related to international markets;

•	compliance with existing laws and regulations or changes in such laws and regulations;

•	risks related to our amount of indebtedness, its restrictive covenants and our ability to repay our debt;

•	our Principal Shareholder controls us, and their interests may conflict with ours or yours in the future; and

•	our status as a foreign private issuer and, upon the listing of our ordinary shares on , as a “controlled company” within the meaning of the rules.

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Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in our ordinary shares.

Tax Receivable Agreement

We expect to enter into a tax receivable agreement with the TRA Participant. While the actual amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the amount, character and timing of the taxable income we generate (or are expected to generate) in the future, we expect that, during the term of the tax receivable agreement, the payments that we make will be material and could materially affect our liquidity. In addition the payments under the tax receivable agreement may be required even if we do not realize actual tax savings. The tax receivable agreement would confer significant economic benefits upon the TRA Participant by redirecting cash flows to the TRA Participant at the expense of the rest of our shareholders. See “Related Party Transactions — Tax Receivable Agreement.”

Corporate Structure

A simplified organizational chart showing certain legal entities within our corporate structure is set forth below (all subsidiaries are, directly or indirectly, 100% owned by Birkenstock Group Limited):

Corporate Information

Birkenstock Group Limited was formed on February 19, 2021 as BK LC Lux Finco 2 S.à r.l., a Luxembourg private limited liability company. On April 25, 2023, we changed our name from BK LC Lux Finco 2 S.à r.l. to Birkenstock Group Limited and converted (by way of re-domiciliation) the legal form of our Company to a Jersey private company. We intend to change our name from Birkenstock Group Limited to Birkenstock Holding Ltd. In addition, prior to the consummation of this offering, we intend to convert the legal form of our Company to a Jersey public limited company.

Investors should contact us for any inquiries through the address and telephone number of our registered office. Our principal website is www.birkenstock-holding.com. The reference to our website is an inactive textual reference only and information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

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Implications of Being a Foreign Private Issuer

We are considered a “foreign private issuer.” Accordingly, upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

In addition, as a foreign private issuer, the Company will also be entitled to rely on exceptions from certain corporate governance requirements of                    . As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Our Principal Shareholder

L Catterton

L Catterton invested and acquired a majority stake in the Company in 2021 through affiliated entities. L Catterton is a market-leading consumer-focused investment firm, managing approximately $33 billion of equity capital across three multi-product platforms: private equity, credit and real estate. Leveraging deep category insight, operational excellence and a broad network of strategic relationships, L Catterton’s team of more than 200 investment and operating professionals across 17 offices partners with management teams to drive differentiated value creation across its portfolio. Founded in 1989, the firm has made over 250 investments in some of the world’s most iconic consumer brands. L Catterton was formed through the partnership of Catterton, LVMH and Groupe Arnault.

After the completion of this offering, entities affiliated with L Catterton will control a majority of the combined voting power of our outstanding ordinary shares. As a result, we will be a “controlled company” within the meaning of the                     corporate governance rules. Under the                     corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) the requirement that our director nominations be made, or recommended to our

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full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. We may take advantage of certain of these exemptions, and, as a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the                     corporate governance requirements. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in the                     corporate governance rules.

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THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our ordinary shares. You should carefully read this entire prospectus before investing in our ordinary shares including “Risk Factors” and our consolidated financial statements.

Issuer	Birkenstock Group Limited.

Ordinary shares offered by us	ordinary shares.

Ordinary shares offered by the selling shareholder	ordinary shares.

Over-allotment option

We have granted the underwriters the right to purchase up to an additional                  ordinary shares from us and the selling shareholder has granted the underwriters the right to purchase up to an additional                 ordinary shares from it, in each case within 30 days of the date of this prospectus, to cover over-allotments, if any, in connection with the offering.

Ordinary shares to be outstanding after this offering	shares ( shares if the underwriters’ over-allotment option from us is exercised in full).

Use of proceeds

We estimate that the net proceeds to us from the offering will be approximately $         million (or $         million if the underwriters’ over-allotment option from us is exercised in full), assuming an initial public offering price of $         per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our ordinary shares and facilitate our future access to the capital markets. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures.

We will not receive any of the proceeds from the sale of the ordinary shares by the selling shareholder.

Voting rights	Each outstanding ordinary share will be entitled to one vote on all matters submitted to a vote of shareholders.

Listing	We intend to apply to list our ordinary shares on under the symbol “BIRK.”

Dividend policy	We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our

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business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future decisions regarding the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

Except as otherwise noted, all information contained in this prospectus assumes:

•	no exercise of the option granted to the underwriters to purchase up to additional ordinary shares to cover over-allotments, if any, in connection with the offering;

•	an initial public offering price of $ per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	no purchase of ordinary shares in this offering by directors, officers or existing shareholders; and

•	no exercise of our outstanding options (as set forth below).

The number of ordinary shares that will be outstanding after this offering is based on                 ordinary shares outstanding as of            , 2023 and excludes:                    .

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SUMMARY CONSOLIDATED FINANCIAL INFORMATION

We have prepared our consolidated financial statements in accordance with IFRS and our consolidated financial statements are presented in thousands of Euros, except where indicated otherwise. Historical results for any prior period are not necessarily indicative of results to be expected in any future period. The summary financial data presented below should be read in conjunction with the information included under the headings “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the consolidated financial statements included elsewhere in this prospectus.

The summary consolidated income statement data distinguishes the Company’s financial results into two distinct periods, the period up to and including April 30, 2021, the Transaction’s closing date (labeled “Predecessor”) and the period after that date (labeled “Successor”) and are further distinguished as follows: the Successor periods represent fiscal 2022 (“2022 Successor Period”) and the period from May 1, 2021 through September 30, 2021 (“2021 Successor Period” and, together with the 2022 Successor Period, the “Successor Periods”) and the Predecessor periods represent the period from October 1, 2020 through April 30, 2021 (“2021 Predecessor Period”) and fiscal 2020 (“2020 Predecessor Period” and, together with the 2021 Predecessor Period, the “Predecessor Periods”). The Predecessor Periods and Successor Periods have been separated by a vertical black line on the consolidated financial statements to highlight the fact that the financial information for such periods has been prepared under two different cost bases of accounting. We have derived the summary of consolidated financial and operating information from our consolidated financial statements included elsewhere in this prospectus.

We have also included summary consolidated financial position information as of September 30, 2022, September 30, 2021 and September 30, 2020, which have been derived from the consolidated financial statements of the Company included elsewhere in this prospectus.

Consolidated Income Statement Data

	Successor		Predecessor
(In thousands of Euros)	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020 through April 30, 2021	Year ended September 30, 2020
Revenue	1,242,833	462,664	499,347	727,932
Cost of sales	(493,031)	(311,693)	(213,197)	(328,298)

Gross profit	749,802	150,971	286,150	399,634

Operating expenses	(433,960)	(154,702)	(164,436)	(254,511)
Foreign exchange (loss)	45,516	20,585	(1,523)	(15,984)
Other income, net	1,669	(1,673)	1,280	245

Profit from operations	363,027	15,181	121,471	129,384

Finance (cost), net	(112,503)	(28,958)	(1,753)	(3,950)

Profit (loss) before tax	250,524	(13,777)	119,718	125,434

Income tax expense	(63,413)	(3,428)	(20,694)	(24,116)

Net profit (loss)	187,111	(17,205)	99,024	101,318

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Consolidated Balance Sheet Data

	Successor		Predecessor
(In thousands of Euros)	September 30, 2022	September 30, 2021	September 30, 2020
Cash and cash equivalents	307,078	235,343	96,177
Total assets	4,788,627	4,267,538	803,557
Total liabilities	2,430,809	2,203,107	395,393
Shareholder’s equity	2,357,818	2,064,431	408,164

Consolidated Cash Flows Data

	Successor		Predecessor
(In thousands of Euros)	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020 through April 30, 2021	Year ended September 30, 2020
Total cash provided by (used in)
Operating activities	234,136	106,367	70,406	193,604
Investing activities	(71,646)	(6,207)	(11,426)	(3,499)
Financing activities	(105,317)	(13,415)	(69,896)	(130,254)

Non-IFRS Financial Measures

	Successor		Predecessor
(In thousands of Euros)	Year ended September 30, 2022	2021 Successor And Predecessor Periods	Year ended September 30, 2020
Constant currency revenue(1)	1,178,643	993,935	N/A
Constant currency revenue growth(1)	23%	37%	N/A
Adjusted gross profit(1)	774,169	548,021	399,634
Adjusted gross profit margin(1)	62%	57%	55%
Adjusted EBITDA(1)	434,555	292,340	194,784
Adjusted EBITDA margin(1)	35%	30%	27%

(1)	Unaudited.

We review a number of operating and financial metrics, including the following non-IFRS financial measures, to measure the operating performance and financial condition of the business and to make strategic decisions. A non-IFRS measure is generally defined as one that purports to measure financial performance but includes adjustments that are not included in the most comparable IFRS measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures” for additional information regarding our non-IFRS financial measures.

We use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted gross profit, Adjusted gross profit margin, Constant currency revenue and Constant currency revenue growth, which are non-IFRS measures, in this prospectus.

Our non-IFRS measures are calculated as set forth below:

•	“Adjusted EBITDA” is defined as net profit (loss) for the period adjusted for income tax expense (benefit), finance cost (net), depreciation and amortization, further adjusted for the effect of events

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such as: effects of applying the acquisition method of accounting for the Transaction, Transaction-related costs, IPO-related costs, realized and unrealized foreign exchange gain (loss) and other adjustment relating to non-recurring items such as restructuring, as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures”;

•	“Adjusted EBITDA margin” is defined as Adjusted EBITDA for the period divided by revenues for the same period;

•	“Adjusted gross profit” is defined as gross profit, exclusive of the impact on inventory valuation of applying the acquisition method of accounting for the Transaction;

•	“Adjusted gross profit margin” is defined as adjusted gross profit for the period divided by revenues for the same period;

•	“Constant currency revenue” is calculated by translating current period foreign currency revenues using the prior period exchange rate; and

•

“Constant currency revenue growth” is calculated, as a percentage, by determining the increase in current period revenues over prior period revenues, where current period foreign currency revenues are translated using prior period exchange rates.

We use non-IFRS financial measures, such as Adjusted EBITDA, Adjusted EBITDA margin, Adjusted gross profit, Adjusted gross profit margin, Constant currency revenue and Constant currency revenue growth, to supplement financial information presented in accordance with IFRS. We believe that excluding certain items from our IFRS results allows management to better understand our consolidated financial performance from period-to-period and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare IFRS-based financial measures. Moreover, we believe these non-IFRS financial measures provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period-to-period comparisons. There are limitations to the use of the non-IFRS financial measures presented in this prospectus.

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted gross profit, Adjusted gross profit margin, Constant currency revenue and Constant currency revenue growth are presented for supplemental informational purposes only, have limitations as analytical tools and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Some of these limitations include that:

•	they do not reflect our cash expenditures or future requirements for capital investments or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the significant interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	they do not reflect any cash income taxes that we may be required to pay;

•	they are not adjusted for all non-cash income or expense items that are reflected in our consolidated income statement;

•	they do not reflect the impact of earnings or charges resulting from certain matters we consider not to be indicative of our ongoing operations;

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•

assets are depreciated or amortized over differing estimated useful lives and often have to be replaced in the future, and these measures do not reflect any cash requirements for such replacements; and

•	other companies in our industry and analysts may calculate these measures differently than we do, limiting their usefulness as comparative measures.

The tables below present reconciliations of revenues, Constant currency to the most comparable IFRS measure, revenues, for the periods presented:

	Successor		Predecessor
(In thousands of Euros)	Year ended September 30, 2022	2021 Successor And Predecessor Periods	Year ended September 30, 2020
Revenues	1,242,833	962,011	727,932
Add (Less):
U.S. Dollar impact(1)	(56,503)	30,268
Canadian Dollar impact(1)	(4,909)	472
Other(1)	(2,778)	1,184
Constant currency revenue(1)	1,178,643	993,935	N/A

(1)	Unaudited.

The table below presents a reconciliation of Adjusted gross profit to the most comparable IFRS measure, gross profit, for the periods presented:

	Successor		Predecessor
(In thousands of Euros)	Year ended September 30, 2022	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Year ended September 30, 2020
Gross profit	749,802	150,971	286,150	399,634
Add:
Effect of applying the acquisition method of accounting for The Transaction under IFRS(1)	24,367	110,900	—	—
Adjusted gross profit	774,169	261,871	286,150	399,634

(1)

Represents the effect of applying the acquisition method of accounting for the Transaction to inventory valuation and the subsequent impact on costs of sales. In fiscal 2022 and in the 2021 Successor period, cost of sales included inventory that had been measured at fair value as part of the Transaction. For fiscal 2022, this effect amounted to €24.4 million and for the 2021 Successor period to €110.9 million.

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The table below presents a reconciliation of net profit to Adjusted EBITDA for the periods presented:

	Successor		Predecessor
(In thousands of Euros)	Year ended September 30, 2022	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Year ended September 30, 2020
Net profit (loss)	187,111	(17,205)	99,024	101,318
Add (Less):
Income tax expense	63,413	3,428	20,694	24,116
Finance income (cost), net	112,503	28,958	1,753	3,950
Depreciation and amortization	81,261	29,021	25,872	46,052
EBITDA	444,288	44,202	147,343	175,436
Add (Less) Adjustments:
Effect of applying the acquisition method of accounting for the Transaction under IFRS(1)	24,367	110,900	–	–
Transaction-related costs(2)	2,598	2,463	3,025	–
Realized and unrealized FX gains / losses(3)	(45,516)	(20,585)	1,523	15,984
Other(4)	8,818	3,360	109	3,364
Adjusted EBITDA	434,555	140,340	152,000	194,784

(1)

Represents the effect of applying the acquisition method of accounting for the Transaction to inventory valuation and the subsequent impact on costs of sales. In fiscal 2022 and in the 2021 Successor period, cost of sales included inventory that had been measured at fair value as part of the Transaction. For fiscal 2022, this effect amounted to €24.4 million and for the 2021 Successor period to €110.9 million.

(2)

Represents Transaction-related advisory costs of €2.6 million and €2.5 million for fiscal 2022 and the 2021 Successor and Predecessor Periods, respectively. In addition, the 2021 Predecessor Period includes €3.0 million of fees for the termination of interest rate swaps related to the predecessor syndicated loan.

(3)

Represents the impact of foreign exchange rates within profit (loss). We do not consider these expenses representative of operating performance of the business because the realized foreign exchange gain or loss upon settlement could be significantly different.

(4)

Represents non-recurring expenses that we do not consider representative of the operating performance of the business, primarily comprised of IPO-related costs, consulting fees for integration projects and restructuring expenses.

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RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ordinary shares could decline and you could lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our Company or investments worldwide described below and elsewhere in this prospectus.

Risks Related to Our Business, Brand, Products and Industry

Our success is dependent on the strength of our premium brand; if we are unable to maintain and enhance the value and reputation of our brand and/or counter any negative publicity, we may be unable to sell our products, which would harm our business and could materially adversely affect our business, financial condition and results of operations.

Our business and financial performance is largely dependent on the image, perception and recognition of the BIRKENSTOCK brand, which, in turn, depends on many factors such as the distinctive character and quality of our products and product design, the image and presentation of our online and retail stores, our social media and content distribution activities, public relations and marketing and our general corporate and market profile, which can be adversely affected for reasons within and outside our control. For example, our products can be actively or mistakenly presented in a specific context not related to our brand (e.g., ethically, religiously, politically); we could experience customer dissatisfaction through our customer service in our DTC or B2B channels; we could have issues with our suppliers, such as quality control problems, which could affect the quality of our products or our reputation; and we could be the subject of negative publicity, including inaccurate adverse information.

Our brand value also depends on our ability to maintain positive consumer perception of our corporate integrity and culture, including with regard to the sustainability of our products. Negative claims or publicity involving us or our products, the third-party brands we partner with for collaborations or the production methods of any of our suppliers or the materials we or they source or use could seriously damage our reputation and brand image, regardless of whether such claims or publicity are accurate. In addition, we have been increasing our online presence through our expanding e-commerce business. Our social media presence amplifies consumer engagement with the BIRKENSTOCK brand; however, it reduces our control over brand perception due to the proliferation of consumer comments and hashtags and, thus, our brand could become associated with content that is not aligned with our values. Customers may provide feedback and public commentary about our products and other aspects of our business online through social media platforms and any negative information concerning us, whether accurate or not, may cause immediate harm to our brand without affording us an opportunity for redress or correction. Social media influencers or other endorsers of our products could engage in behavior that reflects poorly on our brand, the occurrence of which is beyond our control, and their behavior may be attributed to or associated with us or otherwise adversely affect us. Further, our brand reputation could be harmed if it becomes associated with negative media, such as if we or our senior executives were to take positions on social or other issues that may be unpopular with some consumers, which may impact our ability to attract or retain customers. Our brand reputation could also be harmed if we experience a cyber-attack or loss of consumer data. Adverse publicity could undermine consumer confidence in the BIRKENSTOCK brand and reduce long-term demand for our products, even if such publicity is unfounded. Moreover, our transformation from a historically family-owned German company to a publicly held company listed on a U.S. stock exchange may negatively impact our reputation. Any failure to maintain favorable brand recognition could have a material adverse effect on our business, financial condition and results of operations.

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Our business, financial condition and results of operations have been, and may continue to be, adversely affected by the COVID-19 pandemic.

The COVID-19 pandemic has had, and could have, an adverse effect on us. The global spread of COVID-19 and its related variants has created significant volatility, disruption and uncertainty and has had a material impact on global economies, both near-term and potentially long-term. There remains uncertainty regarding the extent to which and how long COVID-19 and its related effects will impact economies globally and related demand for our products. The extent to which COVID-19 will impact our business and operating results during 2023 and beyond will depend on future developments, including the duration, continued spread and future outbreaks of COVID-19, the availability, adoption and effectiveness of vaccines and other preventative therapies and the impact on our consumers and employees, as well as the global economy, all of which are highly uncertain and cannot be predicted.

As a response to the COVID-19 pandemic, we initiated a shutdown of production at several of our production sites in 2020, increasing the average production cost per unit during that period. We incurred additional costs associated with stocking raw materials in March 2020 in anticipation of delays and supply chain disruptions and significantly ramped up production in the last three months of that calendar year. While we do not currently expect further disruption to our supply chain and distribution channels from the COVID-19 pandemic, any future mandatory shutdowns, outbreaks of disease, reductions in operations or other restrictions could have a material adverse effect on our business, financial condition and results of operations.

In addition, during the course of the COVID-19 pandemic, all of our retail stores have been closed at times, resulting in a decrease in our revenues from our DTC channel during such periods. If governments reintroduce lockdown measures, we may have to close our retail stores again in certain locations and we cannot predict how long such lockdown measures would last. Many of our wholesale and distributor partners have also closed at times, with some rescheduling orders, resulting in deferred wholesale and distributor revenues and requiring a build-up of inventory in order to mitigate any disruptions in our B2B channel. At the beginning of the COVID-19 pandemic, we initiated proactive measures to compensate for the adversely affected revenues in the retail and wholesale channels.

Any of the foregoing, including any resulting deterioration in general economic conditions or change in consumer behavior, could have a material adverse effect on our business, financial condition and results of operations. To the extent the COVID-19 pandemic adversely affects our business, financial condition, liquidity or results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We face intense competition from both established companies and newer entrants into the market, and our failure to compete effectively could have a negative impact on our revenues and our reputation.

The footwear, skincare, accessories and sleep system industries are very competitive, and we expect to continue to face intense competitive pressures. Competitive factors that affect our market position include our ability to predict and respond to changing consumer preferences and tastes in a timely manner, our ability to continue marketing and developing new products that appeal to consumers, our ability to accurately predict customer demand and ensure product availability, the strength and recognition of the BIRKENSTOCK brand, our ability to price our products competitively, our ability to manage the impact of the rapidly changing retail environment and the expansion of our online presence, and our marketing and content distribution efforts.

Our competitors may have significantly greater financial resources, more developed consumer and customer bases or more comprehensive product lines and greater distribution capabilities, and may spend substantially more on product advertising, marketing and endorsements. Our competitors may also own more recognized brands, implement more effective marketing campaigns, adopt more aggressive pricing

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policies, make more attractive offers to potential employees and distribution partners, have a larger online presence or respond more quickly to changes in consumer preferences. Some of our competitors may be better able to take advantage of market opportunities and withstand market downturns better than we can. For example, we face competition from established competitors in our APMA segment, where we are a relatively new market entrant. Additionally, the general availability of offshore footwear manufacturing capacity allows for rapid expansion by competitors and new entrants in the footwear market. The majority of our branded peers have outsourced large parts of their value chain to third-party manufacturers in Asia, which may enable competitors to sustain more aggressive pricing policies compared to ours. We may be unable to compete successfully in the future, and increased competition may result in price reductions, reduced gross profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand our development, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to effectively execute our DTC growth strategy, or if we encounter certain risks and uncertainties associated with our e-commerce platforms, our business may be harmed.

Our DTC channel consists of our e-commerce sites and a network of owned retail stores. Since 2016, we have significantly expanded our DTC channel through the expansion of e-commerce, particularly in the United States. For the fiscal year ended September 30, 2022, our DTC channel represented 38% of our revenues. One of our strategies is to continue to increase the proportion of our revenues from e-commerce.

The success of our e-commerce business depends, in part, on our ability to offer attractive, reliable, secure and user-friendly online platforms for consumers across our markets, including by continuing to invest in our digital infrastructure and digital team. However, our e-commerce business also depends on factors over which we have limited control, including changing consumer preferences and buying trends. Any failure by us, or by any of our third-party digital partners, to provide attractive, reliable, secure and user-friendly online platforms could negatively impact the shopping experience of consumers, resulting in reduced website traffic, diminished loyalty to the BIRKENSTOCK brand and lost revenues.

We are also subject to certain additional risks and uncertainties associated with our e-commerce platforms, including changes in required technology interfaces, website downtime and other technical failures, costs and technical issues from website software upgrades, data and system security, computer viruses and changes in applicable international, federal and state regulations. We also must keep up-to-date with competitive technology trends, including, among other things, the use of new or improved technology, creative user interfaces and other e-commerce marketing tools, such as paid and unpaid search, and mobile applications, which may increase our costs and which may not succeed in increasing revenues or attracting consumers. In addition, the use of credit and debit cards in our online platform, which are handled by external service providers, are subject to rules relating to the processing of credit card payments.

Any of these risks could have a material adverse effect on our business, financial condition and results of operations. See also “— Risks Related to Intellectual Property, Information Technology and Data Security and Privacy — Our operations, products, systems and services rely on complex IT systems and networks that are subject to the risk of disruption and security breaches.”

Our business is subject to changes in consumer preferences, and if we are unsuccessful in adapting to any such changes, it may adversely impact our business.

Our continued success depends in part on the continued attractiveness of the design, styling, production, merchandising and pricing of our products to consumers. Our products must appeal to a consumer base whose preferences cannot be predicted with certainty and are subject to change as our industry is subject to sudden shifts in consumer trends and spending. Consumers also increasingly focus

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on ESG matters when making purchasing decisions. It is possible that consumer preferences may continue to change based on evolving ethical or social standards, such that certain of our products may potentially become less desirable to certain consumers.

As much of our business is highly concentrated on a single, discretionary product category, footwear, we are vulnerable to changes in consumer preferences that could harm our revenues, profitability and financial condition. We have experienced fluctuations in consumer demand for our products, and our success depends in large part on our ability to develop, market and deliver innovative and stylish products at a pace, intensity and price competitive with other brands in the markets in which we sell our products. Failure on our part to adequately predict and respond timely to consumer demand and market conditions and to regularly and rapidly develop innovative and stylish products and update core products could limit revenue growth, adversely affect consumer acceptance of our products, harm our competitive position and if consumer demand for our footwear decreases in the future, our business, financial condition and results of operations could be materially adversely affected.

Our future growth may depend on our marketing efforts, and any failure in our ability to increase or enhance our marketing position could adversely affect demand for our products.

Our success and future growth depends on our ability to attract and retain consumers, which in part may depend on the effectiveness and efficiency of our marketing efforts, including our ability to continue to improve brand awareness, identify the most effective brand messaging and efficient levels of spending in each market, determine the appropriate creative messages and media mix for marketing and promotional expenditure and effectively manage marketing costs. In particular, we may need to increase our marketing spend in order to take advantage of growth opportunities in our growth markets, particularly in Asia and the Middle East. We may also be required to increase marketing spend in order to develop our e-commerce business consistent with our strategy. Any factors adversely affecting our ability to increase or enhance our marketing activities and capabilities could adversely affect demand for our products and in turn have a material adverse effect on our business, financial condition and results of operations.

If we fail to attract new customers, retain existing customers or maintain or increase sales to customers, our business, financial condition and results of operations could be harmed.

Our success depends in large part upon increased and repeat adoption of our products by our customers. In order to attract new customers and continue to expand our customer base, we must appeal to and attract customers who identify with our products. If the number of people who are willing to purchase our products does not continue to increase, if key international markets do not provide anticipated growth opportunities, if we fail to deliver a high-quality shopping experience or if our current or potential customers are not convinced that our products are superior to alternatives, then our ability to retain existing customers, acquire new customers and grow our business may be harmed. Further, we may not continue to attract new customers or increase our revenues at the same rates as we have in the past.

In addition, our future success depends in part on our ability to increase sales to our existing customers over time, as a significant portion of our net revenues is generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent and/or large purchases of the products we offer. If existing customers no longer find our products appealing or are not satisfied with our customer service or if we are unable to timely update our products to meet current trends and customer demands, our existing customers may not make purchases, or if they do, they may make fewer or smaller purchases in the future.

If we are unable to continue to attract new customers or our existing customers decrease their spending on the products we offer or fail to make repeat purchases of our products, our business, financial condition and results of operations could be harmed.

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Merchandise returns could harm our business.

We allow customers to return products purchased through our e-commerce and owned retail stores. For example, for footwear and accessories, we generally accept merchandise returns for full refund or exchange if returned within 30 days of delivery. We do not refund shipping charges. Our revenue is reported net of sales tax, estimated returns, sales allowances and discounts. We estimate expected product returns based on our historical return rate adjusted for any known factors impacting expectations for future return rate. The return rate impacts reported revenues and profitability. The introduction of new products, changes in customer shopping habits or other competitive and general economic conditions could cause actual returns to exceed our estimates. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenues are adjusted in the period in which such costs occur. In addition, from time to time, our products may be damaged in transit to the customer, which can also increase return rates. Returned goods may also be damaged in transit as part of the return process, which can impede our ability to resell the returned goods. From time to time, customers have abused our return policy by, for example, returning products that have been worn repeatedly for all or most of the 30-day return window and cannot be resold. Competitive pressures could cause us to alter our return policies or our shipping policies, which could result in an increase in damaged products and an increase in product returns. If the rate of product returns increases significantly or if product return economics become less efficient, our business, financial condition and results of operations could be harmed.

Counterfeit or “knock-off” products, as well as products that are “inspired-by-BIRKENSTOCK,” may siphon off demand we have created for our brand, and may result in customer confusion, harm to our brand, a loss of our market share or a decrease in our results of operations.

We face competition from counterfeit or “knock-off” products manufactured and sold by third parties in violation of our IP rights, as well as from products that are inspired by our footwear in terms of design and style, including private label offerings by retailers. In the past, third parties have established websites to target users on Facebook or other social media platforms with “look alike” websites intended to trick users into believing that they were purchasing BIRKENSTOCK products at a steep discount. These activities of third parties have in the past and may in the future result in customer confusion, require us to incur additional administrative costs to manage customer complaints related to counterfeit goods or poor service, divert customers from us, cause us to miss out on sales opportunities and result in a loss of our market share. In addition, third parties may try to sell their counterfeit products through online platforms and marketplaces, taking advantage of business practices applicable to open market operating models. Should counterfeit products be successfully sold on e-commerce platforms managed by third parties, our brands and reputation could be damaged. In addition, we have refrained, and we may in the future refrain, from using certain third-party websites to distribute our products due to the selling of counterfeit products on such platforms.

In addressing these or similar issues in the future, we may also be required to incur substantial expense to protect our brand and enforce our IP rights, including through legal action in Germany, the United States or other countries, which could negatively impact our business, financial condition and results of operations. These and similar “counterfeit” or “inspired-by-BIRKENSTOCK” issues could result in customer confusion, harm to our brand and/or a loss of our market share and in turn have a material adverse effect on our business, financial condition and results of operations.

Our ability to successfully operate and expand retail stores depends on many factors.

As of May 1, 2023, we operate a network of approximately 45 owned retail stores, largely concentrated in Germany, where we operate 20 locations. Our ability to successfully operate and expand our owned retail stores depends on many factors, including, among others, our ability to negotiate acceptable lease terms, including desired rent and tenant improvement allowances, achieve brand awareness, affinity and purchase intent in our markets, achieve increased revenues and gross profit margins at our stores, hire,

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train and retain store associates and field managers, assimilate store associates and field managers into our corporate culture and source and supply sufficient inventory levels. If we are unable to successfully operate any of our retail stores due to our failure to satisfy any of these factors, our business, financial condition and results of operations could be materially adversely affected.

Leasing of significant amounts of real estate exposes us to possible liabilities and losses.

We lease certain of our logistics and production sites, office spaces, retail spaces and storage spaces. Accordingly, we are subject to the risks associated with leasing real estate. Store leases generally require us to pay a fixed minimum rent and sometimes a variable amount based on a percentage of revenues at that location. For certain leases, if revenue targets are not achieved or if the revenue-based rent amount decreases below a certain minimum, the lessor may terminate the lease agreement, unless we agree to an increased fixed fee rent. Moreover, in relation to certain lease agreements entered into for retail space in shopping or outlet centers, we may also enter into a service and marketing agreement, specific to that specific shopping or outlet center, which may contain conditions that differ from the marketing practices we usually adopt. Some of our lease agreements provide for an annual automatic renewal if not terminated by either of the parties, which may allow our lessors to terminate on relatively short notice. If an existing or future store is not profitable, and we decide to close it, we may be committed to perform certain obligations under the applicable lease, including, among other things, paying rent for the balance of the applicable lease term. As each of our leases expires, if we do not have a renewal option, we may be unable to negotiate a renewal on commercially acceptable terms, or at all, which could cause us to close stores in desirable locations. Any of the above could have a material adverse effect on our business, financial condition and results of operations.

We own the majority of our production sites and our largest logistics site. Because real property investments are relatively illiquid, our ability to promptly sell one or more properties on reasonable terms in response to changing economic, financial and investment conditions may be limited and we may be forced to hold non-income producing properties for extended periods of time, exposing us to possible liabilities and losses.

We own the majority of our production sites and our largest logistics site. Because real property investments are relatively illiquid, our ability to promptly sell one or more properties on reasonable terms in response to changing economic, financial and investment conditions may be limited and we may be forced to hold non-income producing properties for extended periods of time, exposing us to possible liabilities and losses. In addition, even if we are able to promptly sell one or more of our properties, we cannot predict whether we will be able to sell such properties for the price or on the terms that we set or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of any property we might wish to sell. Switching production sites would involve increased expenses, including due to potential idling of existing owned production sites. Any of the above could expose us to possible liabilities and losses and have a material adverse effect on our business, financial condition and results of operations.

Our non-footwear products face distinct risks, and our failure to successfully manage these businesses could have a negative impact on our profitability.

In addition to our core footwear products, our product offering includes skincare, accessories and sleep systems. The successful operation and expansion of these products are subject to certain business and operational risks that are different from those we experience with our footwear products, including an intense competitive environment, where we face a number of large and specialized competitors with an established market presence. A failure to successfully manage these products could result in increased costs and a reduction of revenues affecting our profitability, as well as damage to our reputation and brands, which could in turn have a material adverse effect on our business, financial condition and results of operations.

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Our financial results may be adversely affected if substantial investments in businesses and operations fail to produce expected returns.

From time to time, we may invest in technology, business infrastructure, new businesses, new product offerings, manufacturing innovation and the expansion of existing businesses, such as our investment in our Pasewalk, Germany production site, redesign of our Görlitz, Germany production site and investment in a Portuguese components operation, which require substantial cash investments and management attention. We believe cost-effective investments and further integration of our production operations are essential to business growth and profitability; however, significant investments are subject to risks and uncertainties inherent in developing a new business or expanding an existing business. The failure of any significant investment to provide expected returns or profitability could have a material adverse effect on our business, financial condition and results of operations.

We may seek to grow our business through acquisitions of, or investments in, facilities or technologies or through other strategic initiatives; the failure to adequately manage these acquisitions, investments or initiatives, integrate them with our existing business or realize anticipated returns could adversely affect us.

From time to time, we may consider opportunities to acquire or make investments in facilities or technologies or pursue other strategic initiatives that may enhance our capabilities or expand our production and supplier network. Acquisitions, investments and other strategic initiatives involve numerous risks, including problems integrating the acquired facilities or technologies, including issues maintaining uniform standards, procedures, controls, policies and culture; unanticipated costs associated with acquisitions, investments or other strategic initiatives; diversion of management’s attention from our existing business; adverse effects on existing business relationships with suppliers, outsourced manufacturing partners and other third parties; potential loss of key employees of acquired businesses; and increased legal and accounting compliance costs.

We may be unable to identify acquisitions, investments or other strategic initiatives we deem suitable. Even if we do, we may be unable to successfully complete any such transactions on favorable terms or at all, or to successfully integrate any acquired facilities or technologies into our business or retain any key personnel, suppliers or customers. Furthermore, even if we complete such transactions and effectively integrate the newly acquired business or strategic initiative into our existing operations, we may fail to realize the anticipated returns and/or fail to capture the expected benefits, such as strategic or operational synergies or cost savings. The efforts required to complete and integrate these transactions could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to identify suitable acquisitions, investments or other strategic initiatives, if we are unable to integrate any acquired facilities or technologies effectively or if we fail to realize anticipated returns or capture expected benefits, it could have a material adverse effect on our business, financial condition and results of operations.

We have grown rapidly in recent years and we have limited operating experience at our current scale of operations. If we are unable to manage our operations at our current size or manage any future growth effectively, our brand image and financial performance may suffer.

We have expanded rapidly, leading our transition to become a revered global brand and we have limited operating experience at our current size. Our substantial growth to date has placed a significant strain on our management systems and resources. If our operations continue to grow, of which there can be no assurance, we will be required to continue to expand our sales and marketing, product development and distribution functions, to upgrade our management information systems and other processes and to obtain more space for our production facilities. Moreover, our new innovations may require either new or different infrastructure, relationships or processes. Our continued growth could increase the strain on our resources, and we could experience serious operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining sufficient raw materials and manufacturing capacity to produce our products and delays in production and shipments. These difficulties

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would likely result in the erosion of our brand image and may have a material adverse effect on our business, financial condition and results of operations.

Challenging business, economic, market or political conditions may adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be materially adversely affected by a challenging economic climate, including reductions in consumer spending, adverse changes in interest rates, adverse changes in currency exchange rates, volatile commodity and other markets, inflation and contraction in the availability of credit in the market. For example, discretionary spending generally declines during periods of economic uncertainty. In a prolonged economic downturn, we may experience declining revenues as a result of general reduced consumer spending. In addition, consumers have access to lower-priced offerings and, during economic downturns, may shift purchases to these lower-priced or other perceived value offerings. These trends also affect the business of our wholesale customers, which in turn has an adverse impact on our revenues from these distribution channels. As a result, a slow-down in the general economy may cause a decline in demand for our products. If economic conditions result in decreased spending on footwear and have a negative impact on our consumers and suppliers, our business, financial condition and results of operations may be materially adversely affected.

It is difficult to predict how economic conditions will develop, as they are impacted by macro movements of the financial markets and many other factors, including the stock, bond and derivatives markets as well as measures taken by various governmental and regulatory authorities and central banks. Uncertainty remains in the global markets and the global economy could experience another recession, or a depression, which could be more prolonged or have a greater financial impact than the global recession that began in 2008. Any downturns in general economic conditions that impact consumer spending, particularly in the countries where we sell a significant portion of our products, could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may also be materially adversely affected by a challenging political climate, including events such as invasions, wars, civil unrest and terrorist activities and the imposition of sanctions and importation limitations. As an example, the conflict between Russia and Ukraine has led to disruption, instability and volatility in global markets and industries that could negatively impact our operations. The United States, the EU and other governments in jurisdictions in which we operate have imposed sanctions and export controls against Russia and Russian interests, including restrictions on selling or importing goods, services or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia. Such governments have threatened additional sanctions and controls and may take other actions should the conflict further escalate. We have no operations in Russia or Ukraine, but we do not and cannot know if the current uncertainties in these geopolitical areas, which are unfolding in real-time, may escalate and result in broad economic and security conditions, which could result in material implications for our business. While it is difficult to anticipate the impact that the conflict and related sanctions announced to date may have on our operations, any further sanctions imposed or actions taken by the United States or other countries, and any retaliatory measures by Russia in response, such as restrictions on energy supplies from Russia to countries in the region, could increase our costs, reduce our revenues and earnings or otherwise have an adverse effect on our operations. In particular, the conflict between Russia and Ukraine may increase the likelihood of supply interruptions and energy price increases in the region in which we conduct a significant amount of our manufacturing and hinder our ability to find the materials we need to make our products. Supply disruptions and energy price increases would make it harder for us to find favorable pricing and reliable sources for the materials we need, putting upward pressure on our costs and increasing the risk that we may be unable to acquire the materials and services we need to continue to make certain products.

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Risks Related to Our Sales and Distribution Channels

Our sales and distribution channels are dependent on cooperation with third parties.

We rely on our ability to work together with third parties in our B2B channel to ensure that our products are sold in environments and in a manner consistent with our brand image. For the fiscal year ended September 30, 2022, sales through third parties in our B2B channel accounted for 62% of revenues. In the event of a dispute with a wholesaler or distributor, we may not have adequate contractual recourse, and insurance, if any, may not be sufficient to cover the cost of a potential claim. If we cannot replace or engage such third parties that meet our specifications in a short period of time, that could increase our expenses and cause shortages of our products. In addition, actions by these third-party sales and distribution channels that do not comply with our policies, such as presenting our products in a manner inconsistent with our preferred positioning or offering our products alongside “lookalike” products, could damage our brand and reputation. If our third-party partners do not maintain the standards of quality, brand positioning and exclusivity we require, or if they otherwise misuse the BIRKENSTOCK brand, there is a risk that our reputation and the integrity of the brand may be damaged. This may in turn have a material adverse effect on our business, financial condition and results of operations.

We face risks arising from the transformation of our operations through the conversion of wholesale distribution markets to owned and operated markets, as well as any productivity or efficiency initiatives we undertake in the future.

We continuously assess opportunities to streamline operations, achieve cost savings and fuel long-term profitable growth. For example, we have evolved our global distribution strategy from primarily wholesale distribution to operating through owned individual offices and local entities, with a view to having further distribution control as well as driving revenue. The implementation of our transformation strategy presents a number of significant risks, including: actual or perceived disruption of service or reduction in service levels to customers and consumers; actual or perceived disruption to suppliers, distribution networks and other important operational relationships and the inability to resolve potential conflicts in a timely manner; difficulty in obtaining timely delivery of products of acceptable quality from suppliers; diversion of management attention from ongoing business activities and strategic objectives; disruption to our culture; failure to maintain employee morale and retain key employees; and actual or threatened claims and law suits from current and/or former distributors.

In addition, relationships with certain of our distributors, particularly in markets outside of Europe, including in the APMA region, are not governed by written contracts, and disputes have arisen and may in the future arise with respect to such relationships, with such disputes potentially resulting in litigation or settlement proceedings. Such disputes may have a negative impact on our brand. Furthermore, if we experience adverse changes to our business, restructuring or reorganization activities may be required in the future. Due to these and other factors, we cannot predict whether we will fully realize the purpose and anticipated benefits or cost savings of any restructuring, productivity or efficiency initiatives, including the conversion of distributor markets to owned and operated markets, and, if we do not, this could have a material adverse effect on our business, financial condition and results of operations.

If we encounter operational challenges relating to the distribution of our products, our business could be adversely affected.

We rely on both our own and third-party logistics centers to warehouse and ship products to our e-commerce customers, retail stores, wholesale partners and distributors throughout the world. These centers are subject to operational risks, including, among other things, mechanical and IT system failure, work stoppages or increases in transportation costs and the impact of pandemics (including the COVID-19 pandemic), cross border trade barriers (e.g., as a result of Brexit), natural disasters, political crises, civil unrest and other catastrophic events. Such disruption could have an adverse effect on the availability of our in-store and warehoused inventory and would divert financial and management resources. In addition, distribution capacity is dependent on the timely performance of services by third parties, including the transportation of products to and from their distribution facilities. If we encounter problems with our

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distribution systems, whether our own or those of third parties, our ability to meet customer and consumer expectations, manage inventory, complete sales and achieve operating efficiencies could be adversely affected. Additionally, the success of our e-commerce business and the satisfaction of consumers depend on their timely receipt of products. The efficient flow of our products requires that our own and third-party operated distribution facilities have adequate capacity to support the current level of e-commerce sales and any anticipated increased levels that may follow from the planned growth of that part of our DTC channel. To the extent that any of these risks were to materialize, we could incur significantly higher costs and longer lead times associated with distributing our products to consumers and experience dissatisfaction from consumers, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we use independent distributors and wholesalers to sell our products in certain of our markets. Failure by our distributors or wholesalers to meet planned annual revenues goals or to make timely payments on amounts owed to us due to, for example, economic difficulties faced by such distributors could have an adverse effect on our business, financial condition and results of operations, and it may be difficult and costly to locate an acceptable substitute distributor or wholesaler. If a change in distributor or wholesaler becomes necessary, we may experience increased costs, as well as substantial disruption and a resulting loss of revenues and brand equity in the market where such distributor or wholesaler operates, which could have a material adverse effect on our business, financial condition and results of operations.

If our relationship with one or more major wholesale partners deteriorates or terminates, our business could be adversely affected.

While our strategy is to continue to grow our DTC channel, and in particular our e-commerce business, our ability to attract and retain strategic wholesale partners remains critical to our continued success and growth.

Our wholesale partners purchases generally occur on an order by-order basis, under a variety of framework agreements. If any major wholesale partner decreases or ceases purchasing from us, cancels its orders, reduces the floor space, assortments, fixtures or advertising for our products or changes the manner of doing business with us for any reason, such actions could adversely affect our business. In addition, a decline in the performance or financial condition of a major wholesale partner, including bankruptcy or liquidation, could result in a material loss of revenues to us and cause us to limit or discontinue business with that partner, require us to assume more credit risk relating to our receivables from that partner or limit our ability to collect amounts related to previous purchases by that partner. For example, as a precautionary matter in light of the COVID-19 pandemic, we requested certain wholesale partners pay deposits for their orders. These measures and other measures we may adopt to mitigate credit risk, however, may not be successful. In addition, retail consolidation could lead to fewer wholesale partners, wholesale partners seeking more favorable price, payment or other terms from us and a decrease in the number of stores that carry our products. While we seek to insure credit risk, there can be no assurance that in the future we will be able to obtain credit risk insurance at commercially attractive terms or at all.

If our relationship with one or more major wholesale partners deteriorates or terminates, or if other changes occur in the wholesale channel that adversely impact our relationships with such third parties, this could lead to a material adverse effect on our business, financial condition and results of operations.

Our reliance on services arrangements with third-party service providers exposes us to a range of potential operational risks.

We have entered into a number of services arrangements with third-party service providers for the operation of distribution centers. In addition, we have entered into service agreements with third-party providers in Portugal, primarily for the outsourcing of closed-toe silhouette production. In the event the services of these service providers are disrupted or terminated and we do not engage suitable

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replacements on commercially acceptable terms or in a timely manner, we may not be able to effectively deliver our products to consumers and our wholesale partners, which may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Supply Chain

Our business is affected by seasonality and weather conditions, which could result in fluctuations in our operating results.

Our products, particularly our Core Silhouettes, were traditionally suited for warm weather. As a result, if the weather conditions varied significantly from typical conditions in our key markets, such as an unusually cold summer, consumer demand for our products could be adversely affected. In recent years, we have increased our sales of closed-toe silhouettes suited for cold weather to reduce the seasonal peaks that our business is subject to. Nevertheless, our business remains affected by seasonality, and demand in our channels varies by time of year.

While we manufacture our footwear year-round, we build inventory between October and January to prepare for increased demand during the summer season of the subsequent year. Starting in May and during the warmer months of the year, demand for our products from our DTC channel increases. Demand for our products from our B2B channel increases from December through March. We incur significant additional expenses in advance of and during this period in anticipation of higher sales during that period, including the cost of additional inventory, which is stored on palettes in our warehouses until shipped, fixed cost such as rent and lease agreement for retail shops and outlets as well as depreciation and amortization of production plants.

Lower demand may result in excess inventory, which may require us to sell these products at discounted prices or to build up more finished goods inventory than expected incurring additional costs, which could, in turn, adversely affect our results of operations. At the same time, if we fail to manufacture a sufficient quantity of merchandise, we may not have an adequate supply of products to meet consumer demand or if weather conditions permit us to sell seasonal products early in the season, this may reduce inventory levels needed to meet customers’ needs later in that same season, which could have a negative impact on our revenues during our busiest season. Any inability to effectively manage seasonality and weather conditions could have a material adverse effect on our business, financial condition and results of operations.

Any adverse events influencing either the sustainability of the supply chain or our relationship with any major supplier or any increases in the costs of raw materials or labor, or any scarcity thereof, could adversely affect our business.

Our ability to competitively price our products depends on the cost of components, services, labor, equipment and raw materials, including leather and other materials used in the production of our products. The cost of services and materials is subject to change based on availability and market conditions that are difficult to predict. Various conditions, such as changes in food consumption patterns affecting the availability of leather, as well as changes in climate conditions impacting the availability of cork, jute or latex, affect the cost of our footwear. However, very few are traded as commodities (e.g., latex). We use certain public price and market tracking information as references for price developments. Factors such as weather and climate conditions, demand of competing industries (e.g., leather for car manufacturers, furniture) and general economic factors, such as supply and demand and raw material price developments, will affect the cost of our materials.

We source components and other raw materials (including leather, EVA, cork, adhesives, natural latex, jute, copper, wool felt and brass buckles) from over 190 suppliers located mainly in Europe, but also in Turkey, the Americas and Asia. For the fiscal year ended September 30, 2022, our top 10 suppliers accounted for approximately 44% of our supply costs of raw materials, semi-finished goods, auxiliary and packing. Generally, we aim to source our materials from multiple suppliers and have policies to prevent dependence on any single supplier. However, for certain materials, we may rely on specific suppliers that

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are able to meet the level of quality and supply we require. For example, although our leathers are sourced from different tanneries, our requirement for materials of high quality may result in reducing the pool of available tanneries that can meet such requirements. In addition, some of our products use materials of high technical complexity and high-quality standards, such as EVA, or that require specific IP rights, such as the EVA buckles. We also have some regional dependencies. For example, while we do have multiple cork suppliers, they are all based in Portugal, thus creating a specific geographical dependency, and we have similar regional dependencies for other raw materials. Such geographic dependencies expose us to risks in the case of, for example, extreme weather events affecting such areas. Our relationships with suppliers are either based on individual purchase orders, on purchase orders governed by a framework agreement or on separate agreements governing the conditions for the supply of specific materials. Although our contracts with these suppliers contain provisions that ensure the suppliers are not able to terminate the contract on short notice, if one or more of these suppliers is unable to supply or decides to cease supplying us with raw materials and components, or decides to increase prices significantly due to price increases, shortages or for other reasons that may be beyond our control, we may be unable to identify alternative suppliers of such materials at a reasonable cost or at all and, in any event, it may take a significant period of time to receive any materials from alternative suppliers. Moreover, if we expand beyond the production capacity of our current suppliers as we continue to grow, we may not be able to find new suppliers with an appropriate level of expertise and capacity in a timely manner.

In addition, with some exceptions, our arrangements with our suppliers generally are not exclusive. As a result, our suppliers could provide similar products for our competitors, some of which could potentially purchase products in significantly greater volume. Further, while certain of our long-term contracts stipulate contractual exclusivity, those suppliers could choose to breach our agreements and work with our competitors. Our competitors could enter into restrictive or exclusive arrangements with our suppliers that could impair or eliminate our access to supplies. Our suppliers could also be acquired by our competitors, and may become our direct competitors, thus limiting or eliminating our access to supplies.

Our supply chain could also be materially adversely affected by a number of other factors, including, among other things, increasing costs of labor, scarcity of labor at our production sites or at our office locations, potential economic and political instability in countries where our suppliers are located, increases in shipping or other transportation costs, manufacturing and transportation delays and interruptions, whether as a result of natural disasters or force majeure events (including, without limitation, unrest, civil disorder, war, terrorist attacks, subversive activities or sabotage, fires, floods, explosions, other catastrophes, epidemics or pandemics, such as the COVID-19 pandemic), industrial action in the supply chain or other factors, supplier compliance with applicable laws and regulations, adverse fluctuations in currency exchange rates and changes in laws affecting the importation and taxation of goods, including duties, tariffs and quotas, or changes in the enforcement of those laws. We may also be subject to potential reputational damage if one or more of our suppliers violates or is alleged to have violated applicable laws or regulations including improper labor conditions or human rights abuses, fails to meet our requirements or does not meet industry standards and safety specifications.

Any of these risks, in isolation or in combination, could restrict the availability of merchandise or significantly increase the cost of such merchandise, require us to divert financial and management resources and subject us to reputational damage, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our operating results depend on effectively managing inventory levels, and any excess inventories or inventory shortages could harm our business.

Efficient inventory management is a key component of our business success and profitability, and our ability to manage our inventories effectively is an important factor in our operations. Inventory shortages can impede our ability to meet demand, adversely affect the timing of shipments to customers and, consequently, diminish brand loyalty and decrease revenues. Conversely, excess inventories can result in

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lower gross profit margins if we lower prices in order to liquidate excess inventories. In addition, inventory may become obsolete as a result of changes in consumer preferences or otherwise. In most of our markets and channels, we forecast demand and pre-produce products based on such forecasts. However, our forecasts may not accurately predict consumer trends or purchasing actions and therefore may not match actual demand. If we have insufficient inventory, then we may experience longer lead times and delays in delivering products to customers. Conversely, if we have excess inventory, we may have to take unanticipated markdowns to dispose of such excess inventory. Any inability to effectively manage our inventory could have a material adverse effect on our business, financial condition and results of operations.

Unforeseen business interruptions at our production facilities or other operational problems may lead to production bottlenecks or project delays.

Our success depends in part on the uninterrupted and reliable operation of our manufacturing operations. Unforeseen disruption of a production facility could be caused by a number of events, including a maintenance outage, power or equipment failure, fires, floods, earthquakes or other natural disasters, social unrest or terrorist activity, work stoppages, public health concerns (including pandemics), regulatory measures or other operational problems. For instance, four of our manufacturing facilities experienced temporary shutdowns due to COVID-19 in 2020.

A prolonged disruption at a manufacturing facility could result in production downtimes or temporary operation at reduced capacity preventing us from completing production in a timely manner, leading to loss of business volume and reduced productivity or profitability at a particular production site. Less severe problems involving our production facilities, such as missed shipment dates, split shipments, defective software or materials or logistics problems, could lead to delays. Any unplanned production downtime, stoppage at our facilities or project sites, serious accidents or other operational problems and delays, if significant, could have a material adverse effect on our business, financial condition and results of operations.

Shipping and delivery are critical parts of our business and any changes in, or disruptions to, our shipping and delivery arrangements could adversely affect our business, financial condition and results of operations.

We rely on several ocean, air parcel and “less than truckload” carriers to deliver the products we sell. If we are not able to negotiate acceptable pricing and other terms with these providers, or if these providers experience performance problems or other difficulties in processing our orders or delivering our products to customers, it could negatively impact our customers’ experience as well as our business, financial condition and results of operations. For example, changes to the terms of our shipping arrangements or the imposition of surcharges or surge pricing may adversely impact our margins and profitability. In addition, our ability to receive inbound inventory efficiently and ship merchandise to customers may be negatively affected by factors beyond our and these providers’ control, including pandemic, weather, fire, flood, power loss, earthquakes, acts of war or terrorism or other events specifically impacting other shipping partners, such as labor disputes, financial difficulties, system failures and other disruptions to the operations of the shipping companies on which we rely. We have in the past experienced, and may in the future experience, shipping delays for reasons outside of our control. We are also subject to risks of damage or loss during delivery by our shipping vendors. If the products ordered by our customers are not delivered in a timely fashion, including to international customers, or are damaged or lost during the delivery process, our customers could become dissatisfied and cease buying products from us, which would adversely affect our business, financial condition and results of operations.

Fluctuations in product costs and availability due to fuel price uncertainty could negatively impact our business, financial condition and results of operations.

We rely upon various means of third-party transportation to deliver products from our manufacturing facilities to our distribution centers, from our distribution centers to our stores and directly to our

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customers. Consequently, our results may be affected by those factors affecting transportation, including the price of fuel and the availability of aircraft, ships, trucks and drivers. The price of fuel and demand for transportation services has fluctuated significantly in recent years and has resulted in increased costs for us. In addition, changes in regulations may result in higher fuel costs through taxation, transportation restrictions or other means. Fluctuations in transportation costs and availability could adversely affect our business, financial condition and results of operations.

Risks Related to Our Employees and Operations

Our success depends substantially on our ability to attract, hire, train and retain experienced management and personnel.

Our management team has substantial expertise and industry experience and the loss of key members of management could adversely affect our ability to implement our strategic objectives. Further, we are also dependent on personnel that are highly skilled and qualified in the consumer goods industry as well as in design, merchandising and digital activities.

Our success in attracting and retaining such personnel depends on a variety of factors, including the supply of qualified candidates in the relevant market, as well as our compensation and benefit programs, work environment, career development opportunities, commitment to diversity and public image. Competition for qualified personnel is increasing. Attracting new personnel also depends on the good brand image and the reputation of our Company. If our brand image is adversely impacted as a result of employee relations issues, such as issues related to discrimination, harassment or a lack of, or perceived lack of, support for diversity initiatives, our ability to hire and retain experienced personnel may be reduced. There can be no assurance that we will be successful in attracting and retaining experienced management and key technical personnel and any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We are highly dependent on the services and reputation of Oliver Reichert, our Chief Executive Officer.

We are highly dependent on the services and reputation of Oliver Reichert, our Chief Executive Officer. Mr. Reichert is a significant influence on and driver of our business plan. If Mr. Reichert were to discontinue his service due to death, disability or any other reason, or if his reputation is adversely impacted by personal actions or omissions or other events within or outside his control, we may be significantly disadvantaged and we may have difficulty finding a successor. Further, we do not maintain key-person insurance for our senior management. Mr. Reichert’s departure from the Company could have a material adverse effect on our business, financial condition and results of operations.

Mr. Reichert may also have significant responsibilities, and may devote a substantial amount of time serving, as managing director for the investment office of Christian Birkenstock as well as the former Birkenstock GmbH & Co. KG (now Ockenfels Group GmbH & Co. KG and its subsidiaries). A number of our properties are leased or subleased to our subsidiaries from such entities. We believe these arrangements are on an arm’s length basis; however, a conflict may arise that could adversely affect the interests of our shareholders, including conflicts involving compliance with payment and performance obligations under existing leases or negotiation of the terms of and performance under additional leases we may enter into with these entities managed by Mr. Reichert. Such positions may generally give rise to fiduciary or other duties in conflict with the duties Mr. Reichert owes to us and may compete with his ability to devote a sufficient amount of attention toward his obligations to us, or to day-to-day activities of our business, leading to a material adverse effect on our business, financial condition and results of operations.

We are dependent on good relationships with our employees and employee representative bodies and stakeholders.

We are dependent on good relationships with our employees, employee representative bodies such as works councils (Betriebsräte), group work council (Konzernbetriebsrat) and other stakeholders to successfully operate our business. Personnel expenses make up a significant portion of our costs and we

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are obliged to comply with various works council and other agreements that are in place with works councils and other employee representative bodies. In addition, we have a collective bargaining agreement in one of our facilities in Germany. Employees at our German locations have traditionally been heavily unionized and we regularly conduct, or are involved in, negotiations with the relevant employee representative bodies. Any deterioration of these relationships could adversely impact our business, financial condition and results of operations.

While we believe that we have good relations with unions and employees generally today, there can be no assurance that such relations will not deteriorate and that we will not experience labor disputes in the future. We have faced strikes or similar types of conflicts with trade unions and our employees in the past and may face them again in the future. In particular, these could arise when current collective agreements expire or are to be negotiated. Any such strikes, conflicts, work stoppages or other industrial actions may disrupt our production and sales activities, damage our reputation and adversely affect our customer relations, which could in turn have a material adverse effect on our business, financial condition and results of operations.

Works council and collective agreements may impose obligations and restrictions on us that may adversely affect our flexibility to undertake adjustments to our workforce, restructurings, reorganizations and similar corporate actions. In addition, certain measures we undertake are generally subject to works councils’ codetermination rights, in particular in relation to occupational pension schemes, the implementation and use of IT systems, variable remuneration schemes and working time systems. Potentially extensive exercise of codetermination rights by the works councils may result in operational difficulties and in us being prevented from implementing planned policy or IT system changes, among other things.

Risks Related to Intellectual Property, Information Technology and Data Security and Privacy

If we are unable to adequately protect, maintain and enforce our trademarks and other IP rights, our business could be materially adversely affected.

Our business is dependent on our ability to protect, maintain and enforce our trademarks and other IP rights. We own a portfolio of United States and international IP rights for our brands and certain of our product designs. Patent, trademark and other IP laws vary significantly throughout the world. A number of foreign countries do not protect IP rights to the same extent as they are protected in the United States. Therefore, our IP rights may not be as strong or as easily enforced outside of the United States. The BIRKENSTOCK brand is our most material IP asset. We endeavor to enforce our IP rights against any third parties that we believe are infringing, misappropriating or otherwise violating such rights. We cannot be sure that the actions we take to establish and protect our trademarks and other IP rights will be adequate, and we may not be able to prevent imitation of our products by others. Third parties have in the past and may in the future create counterfeit products using our brand and trademarks, or otherwise infringe, misappropriate or otherwise violate our IP rights. Monitoring unauthorized use of our IP is difficult and costly, and we may not always be able to secure protection for, become aware of or stop infringement, misappropriation or other violations of, our IP rights. From time to time, we may need to resort to litigation to enforce our IP rights, which could result in substantial costs and diversion of our resources. In addition, third parties may seek to challenge the validity or enforceability of our trademarks or other IP rights, and we cannot assure you that we will be successful in defending against all such claims.

Some our footwear designs, including in several of our core products, are not protected by design patents or other design rights. This may mean that we cannot legally prevent third parties from creating “lookalike” products or products that otherwise use our designs. Beginning in 2018, we modified our approach to IP protection and enforcement and began to more consistently seek to register our design rights and seek to obtain patents on new products and to consistently enforce our IP rights against infringement. However, our ability to enforce our IP rights with respect to counterfeit or infringing products

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on the market may in some cases be challenged by defendants as barred in certain jurisdictions based on allegations that we failed to timely enforce our IP rights.

Any failure to protect or enforce our IP rights could diminish the value of our brands and could cause customer or consumer confusion. As a result of any of the foregoing, there could be a material adverse effect on our business, financial condition and results of operations.

We may be subject to liability and other material adverse impacts on our business if we face claims that we infringe the trademarks, copyrights or other IP rights of third parties.

We cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate the IP rights of others. While we try to avoid infringing IP rights, we may do so unknowingly. Any action to prosecute, enforce or defend any IP claim that is brought against us, regardless of merit or resolution, could be costly and may divert the efforts and attention of our management and design and technical personnel. We may not prevail in such proceedings given the complex design and technical issues and inherent uncertainties in IP litigation. If we are found to have infringed, misappropriated or otherwise violated IP rights of third parties, we could be required to pay substantial damages, seek to obtain licenses (which may not be available on commercially reasonable terms or at all), or cease making or selling certain products. Additionally, we may be required to redesign, reengineer or rebrand our products or packaging, if feasible. In the event of a successful claim of infringement against us, our business, financial condition and results of operations could be materially adversely affected.

We may be unsuccessful in preventing a member of the Birkenstock family from using their surname as a company or product name.

Our brand is named after the Birkenstock family that originally founded the business. We own and control the Birkenstock trademark as applied to goods and services of the Company, and to the extent rights have otherwise inured to the Company under applicable law. Under German trademark law, individuals with the “Birkenstock” surname are permitted to use their surname within a company name, provided the respective individual takes measures (i.e., such as adding their first name or other deviating features) to eliminate or at least reduce the risk of confusion with existing competing businesses that use “Birkenstock” in their company name, but this might not always prevent confusion. Although in the past German courts have imposed sanctions for infringement of prominent brand names through the licensing of surnames, the entitlement to use one’s surname may include allowing a third-party to use the name “Birkenstock” as part of a company name, including potentially in a competing business, so long as it is not done in a misleading manner. While we have entered into an agreement with certain members of the Birkenstock family through which they have consented to our use of the “Birkenstock” surname in our corporate name and trademarks in perpetuity, if such agreement were to be terminated in accordance with its terms, challenged or otherwise held invalid, or if, in the future, we had any material unresolved disputes with the Birkenstock family, we may not be able to adequately protect our Company name and trademarks or may be prevented from using the “Birkenstock” surname for our legal entities and trademarks in the future. In other jurisdictions, there may be similar laws that could permit individuals with the “Birkenstock” surname to use such surname within a company name or trademark. Such uses are typically subject to local statutory restrictions, including applicable trademark laws. At least one member of the Birkenstock family has used the Birkenstock name in connection with an independent business unrelated to ours in the past. Any or all of these circumstances could have a material adverse effect on our business, financial condition and results of operations. See also “— Risks Related to Our Business, Brand, Products and Industry — Our success is dependent on the strength of our premium brand; if we are unable to maintain and enhance the value and reputation of our brand and/or counter any negative publicity, we may be unable to sell our products, which would harm our business and could materially adversely affect our business, financial condition and results of operations.”

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We are subject to various Privacy Laws and regulations governing the use and processing of personal data and any failure to protect this data and/or sensitive/confidential information could harm our reputation and expose us to litigation.

We collect, process, transmit and store personal, sensitive and confidential information, including our proprietary business information and that of customers (including users of our websites) and our wholesale partners, distributors, employees, suppliers and business partners. The protection of customer, employee and company data is critical to us. Customers have a high expectation that we will adequately protect their personal information from cyber-attack or other security breaches and only use such personal information as permitted by law. A significant breach of customer, employee or company data could damage our reputation and result in lost revenues, fines or lawsuits. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our IT and infrastructure have in the past been, and may in the future be, vulnerable to attacks by hackers or breaches due to employee error, malfeasance or other disruptions. Any such breach or attack could compromise, and have compromised, our networks and the information stored thereon or transmitted thereby could be accessed, publicly disclosed, lost or stolen. Because the methods used to obtain unauthorized access change frequently and may not be immediately detected, we may be unable to anticipate these methods or promptly implement preventative measures. Any unauthorized access, disclosure or other loss of information could result in legal claims or proceedings, liability under Privacy Laws (as defined below), disrupt our operations and the services we provide to customers and damage our reputation, which could adversely affect our business, financial condition and results of operations. See also “—Our operations, products, systems and services rely on complex IT systems and networks that are subject to the risk of disruption and security breaches.”

We are subject to a number of laws relating to information security, privacy and data protection, which includes such laws and regulations as enacted, implemented and amended in the United States, the EU and its member states and the UK (regardless of where we have establishments) from time to time, including the Privacy Laws. Compliance with Privacy Laws requires adhering to stringent legal and operational obligations and therefore the dedication of substantial time and financial resources, which may increase over time (in particular in relation to any transfers of relevant personal data to third parties located in certain jurisdictions). Failure to comply with the Privacy Laws may result in us incurring fines and/or facing other enforcement action or reputational damage. For example, failure to comply with the GDPR or the UK GDPR, depending on the nature and severity of the breach, could attract regulatory penalties under both regimes for the same breach of up to the greater of: (i) €20 million / £17.5 million; and (ii) 4% of an entire group’s total annual worldwide turnover, as well as the possibility of other enforcement actions (such as suspension of processing activities and audits) and liabilities from third-party claims.

We are also subject to the GDPR and/or UK GDPR rules with respect to any cross-border transfers of personal data we make out of the EEA and/or UK. Recent legal developments in the EU and the UK have created complexity regarding transfers of personal data from the EEA and/or UK (as applicable) to the United States. We rely on various transfer mechanisms in order to be compliant with applicable Privacy Laws including the SCCs, the UKIDTA or the UK Addendum as approved by the European Commission or the government of the UK (as applicable). On March 21, 2022 the UKIDTA and UK Addendum came into force, which may require us to expend significant resources to update our contractual arrangements that relied on the SCCs and to comply with the UK GDPR. Further, data protection authorities may require measures to be put in place in addition, or alternatively, to the SCCs for transfers to countries outside of the EEA, Switzerland and/or the UK. In addition to other impacts, we may experience additional costs to comply with these changes and we and our customers and service providers face the potential for regulators in the EEA, Switzerland and/or the UK to apply different standards to the transfer of personal data to the United States and other non-EEA and non-UK countries, and to block, or require ad hoc verification of measures taken with respect to certain data flows to the United States and other non-EEA and non-UK countries.

As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs, UKIDTA and/or UK Addendum cannot be used and/or take enforcement

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action and/or carry out investigations, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations and could adversely affect our business, financial condition and results of operations.

We are subject to payment-related risks.

We accept payments using credit cards and debit cards and, as such, are subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard, which is a security standard applicable to companies like ours that collect, store or transmit certain data regarding credit and debit cards, holders and transactions. We are also subject to rules governing electronic funds transfers. Such rules could change or be reinterpreted to make it difficult or impossible for us to comply. If we (or a third-party processing payment card transactions on our behalf) suffer a security breach affecting payment card information, we may have to pay onerous and significant fines, penalties and assessments arising out of the major card brands’ rules and regulations, contractual indemnifications or liability contained in merchant agreements and similar contracts, and we may lose our ability to accept payment cards for payment for our goods which could materially impact our business, financial condition and results of operations.

Our operations, products, systems and services rely on complex IT systems and networks that are subject to the risk of disruption and security breaches.

We heavily rely on multiple and, in certain cases, older IT systems and networks to support our e-commerce business and for research, procurement, manufacturing, sales, logistics, business and other processes, including, among others, inventory tracking and transaction recording and processing. The consistent, efficient and secure operation of our IT systems and networks is therefore critical to the successful performance of our operations and the products we sell.

We continue to utilize various legacy hardware, software and operating systems, which may be vulnerable to increased risks, including the risk of system failures and disruptions. If such systems are not successfully upgraded or replaced in a timely manner, system outages, disruptions or delays or other issues may arise. From time to time, we upgrade our IT systems and networks. Such efforts to update our IT systems and networks may also divert the efforts and attention of our management and personnel across the business. We must also successfully integrate the technology systems of any acquired companies into our existing and future technology systems, including those of our customers, vendors, suppliers and other third-party service providers. If a new system does not function properly or is not adequately supported by third-party service providers and processes, it could affect our ability to produce, process and deliver customer orders and process and receive payments for our products.

Despite IT maintenance and security measures, our IT systems and networks are exposed to the risk of malfunctions and interruptions from a variety of sources, including equipment damage, deficient database design, power outages, computer viruses and a range of other hardware, software and network problems. We have experienced temporary outages in our IT systems in the past. Although we have countermeasures in place to prevent malfunctions and interruptions, any such malfunctions or interruptions could compromise the operational integrity of these systems and networks should our countermeasures fail in the future.

In addition, we rely on systems and websites that allow for the secure storage and transmission of proprietary or confidential information regarding our consumers, customers, suppliers, employees and others, including credit card information and personal information. We also store data in third-party data centers and use third-party servers or applications by means of cloud computing. As the importance of our e-commerce business continues to increase, the salience of this risk has increased.

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Our systems, websites, data (wherever stored), software or networks and those of third parties (including data centers), are vulnerable to security breaches, including unauthorized access (from within our organization or by third parties), computer viruses or other malicious code and other cyber threats that could have a security impact. We may not be able to anticipate evolving techniques used to effect security breaches (which change frequently and may not be known until launched), or prevent attacks by hackers, including phishing or other cyber-attacks, or prevent breaches due to employee error or malfeasance, in a timely manner or at all. Cyber-attacks have become far more prevalent in the past few years, potentially leading to the theft or manipulation of confidential and proprietary information or loss of access to, or destruction of, data on our or third-party systems, as well as interruptions or malfunctions in our or third parties’ operations.

In addition, our IT systems and networks and those of third parties with which we work have been in the past, and in the future may be, the target of cyber-attacks or other security breaches. For instance, we use order, fulfillment and customer relationship management systems as part of our e-commerce operations and other sales channels and human resource management systems as part of our employee services and payroll processes, and such systems may be subject to security breaches. We implement mitigation measures from time to time, as we identify new threats and risks. We cannot assure you that such measures will be effective or that breaches or other cyber-attacks, including industrial espionage or ransomware attacks will not occur in the future. Failure to effectively prevent, detect and remediate security breaches, including attacks on our IT infrastructure by hackers, viruses, employee error or misconduct or other disruptions could seriously harm our operations and the operations of our customers. Such breaches may result, among other things, in unauthorized access to trade secrets, confidential business information and personal information, data losses, business interruptions, non-compliance with legal requirements, legal claims or proceedings, deterioration in customer relationships and reputational harm. See also “— We are subject to various Privacy Laws and regulations governing the use and processing of personal data, and any failure to protect this data and/or sensitive/confidential information could harm our reputation and expose us to litigation.” In addition, due to the constantly evolving nature of security threats, we cannot predict the form and impact of any future incident, and the cost and operational expense of implementing, maintaining and enhancing protective measures to guard against increasingly complex and sophisticated cyber threats could increase significantly. While we regularly review our network security, backup and disaster recovery, enhanced training and other security measures to protect our systems and data, security measures cannot provide absolute security or guarantee that we will be successful in preventing or responding to every breach or disruption on a timely basis.

Furthermore, certain measures we may undertake to update our IT systems and networks may be subject to works councils’ codetermination rights. While works councils have been co-operative in the past, a potentially extensive exercise of these co-determination rights may result in operational difficulties and in us being prevented from implementing planned policy or IT system changes. See “— Risks Related to Our Employees and Operations — We are dependent on good relationships with our employees and employee representative bodies and stakeholders.”

Any disruptions of our IT systems, including as a result of cyber-attacks and industrial espionage, may disrupt operations, or result in legal liability. The materialization of any of the above risks could have a material adverse effect on our business, financial condition and results of operations.

Use of social media, cookies and other tracking technologies, emails, push notifications and text messages in ways that do not comply with applicable laws and regulations, lead to the loss or infringement of IP or result in unintended disclosure may harm our reputation or subject us to fines, lawsuits or other penalties.

We use social media, cookies and other tracking technologies, emails and text messages as part of our omni-channel approach to marketing. As laws and regulations evolve to govern the use of these channels, the failure by us, our employees or third parties acting at our direction to comply with applicable laws and

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regulations in the use of these channels could adversely affect our reputation or subject us to fines, lawsuits (including class action) or other penalties. Any changes to marketing laws and regulations, their interpretation or enforcement by the government or private parties that further restrict the way we contact and communicate with our customers or potential customers could adversely affect our ability to attract customers and could harm our business, financial condition and results of operations. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of IP, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, learners, partners or others. Information concerning us or our customers, whether accurate or not, may be posted on social media platforms at any time and may have an adverse impact on our brand, reputation or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our reputation, business, financial condition and results of operations.

Evolving government regulation of the internet and e-commerce, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business, financial condition and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet and e-commerce. Existing and future regulations and laws could impede the growth of the internet, e-commerce or mobile commerce, which could in turn adversely affect our growth. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, customer protection and internet neutrality. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and customer privacy apply to the internet as the vast majority of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities, customers, suppliers or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business and decrease the use of our website by customers and suppliers and may result in the imposition of monetary liabilities. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of our own non-compliance with any such laws or regulations. As a result, adverse developments with respect to these laws and regulations could substantially harm our business, financial condition and results of operations.

Risks Related to Economic, Market and Political Matters

Inflation could adversely impact our business, financial condition and results of operations.

Inflation in the EU, the United States and other jurisdictions in which we operate began to rise significantly in late 2021 and has continued to remain at high levels through 2022 and 2023 to date. This is primarily believed to be the result of the economic impacts from the COVID-19 pandemic, including the global supply chain disruptions, government stimulus packages, strong economic recovery and associated widespread demand for goods, among other factors. For instance, global supply chain disruptions have resulted in shortages in materials, which has resulted in inflationary cost increases for materials, and could continue to cause costs to increase as well as scarcity of certain products. We are experiencing inflationary pressures in certain areas of our business, including with respect to employee wages and the cost of materials, although, to date, we have been able to mitigate such pressures through price increases and other measures. We cannot, however, predict any future trends in the rate of inflation or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on

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our business, our revenues and gross profit margins could decrease and our business, financial condition and results of operations could be adversely affected.

Tariffs and other changes in international trade policy could adversely affect our business, financial condition and results of operations in the future.

Materials and products imported into the EU, the United States and other countries are subject to import duties. While we have implemented internal measures to comply with applicable customs regulations and to properly calculate the import duties applicable to imported products, customs authorities may disagree with our claimed tariff treatment for certain products, resulting in unexpected costs that may not have been factored into the sales price of such products and our expected margins. In addition, we cannot predict whether future domestic and international laws, regulations or specific or broad trade remedy actions or international agreements may impose additional duties or other restrictions on the importation of products from one or more of our sourcing venues. Any such changes in legislation and government policy may have a material adverse effect on our business, including the imposition of tariffs on certain materials which could increase our product costs. For example, in recent periods, the U.S. government has announced various import tariffs on goods imported from certain trade partners, such as the EU and China, which have resulted and may continue to result in reciprocal tariffs on goods exported from the United States to such trade partners. Trade barriers and other governmental action related to tariffs or international trade agreements around the world have the potential to decrease demand for our products, negatively impact suppliers and adversely impact the economies in which we operate. Trade barriers and other governmental action related to tariffs or international trade agreements could increase the cost of raw materials and components used in certain of our products, which could in turn increase our cost of goods sold, which could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to currency exchange rate fluctuations.

We operate and sell products globally, and, as a result, we generate a significant portion of our revenues and incur a significant portion of our expenses in currencies other than our functional currency, the Euro, including the U.S. Dollar, the Canadian Dollar, the British Pound and, to a lesser extent, various other currencies. We are particularly exposed to fluctuations in the exchange rate of the U.S. Dollar to the Euro as a result of our significant presence in the United States, and a large portion of our indebtedness is denominated in U.S. Dollars. In the fiscal year ended September 30, 2022, 60% of our revenues were in currencies other than Euro. Accordingly, movements in exchange rates between any of these currencies and the Euro could have a negative effect on our results of operations and financial condition to the extent there is a mismatch between our earnings in any foreign currency and our costs that are denominated in that currency.

Where possible, we manage foreign currency risk by matching same currency revenues to same currency expenses. However, we are exposed to risk as a result of the increasing amount of invoicing being done in local currency, particularly by our subsidiaries in the United States. Such currency risks are monitored by our senior management in the context of annual budgeting and the hedging strategy is adjusted from time to time during the course of the year. There is no guarantee that our hedging strategy will be successful.

In addition, while we report our results in Euro, we have revenues, expenses, assets and liabilities in other currencies, primarily as the result of our ownership of our subsidiaries located in other countries. Our subsidiaries’ assets and liabilities are converted based on the exchange rate on the balance sheet date, and income statement items are converted based on the average exchange rate during the relevant financial period. Exchange rates have seen significant fluctuation in recent years, and significant increases in the value of the Euro relative to such currencies could have a material adverse effect on our reported financial

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results. As a result, any fluctuations in currency exchange rates could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Legal, Regulatory and Taxation Matters

We are subject to risks associated with international markets.

As we market, sell and manufacture our products in many countries, we face a variety of risks generally associated with doing business in international markets and importing merchandise from these regions, including, among others, changes in the rate of economic growth, political instability resulting in the disruption of trade, trade disputes, expropriation or other governmental action, quotas and other trade regulations, export license requirements, delays associated with customs procedures, including increased security requirements applicable to foreign goods and measures related to COVID-19, Brexit, social unrest, war, terrorist activities or other armed conflict, imposition of confiscatory taxation or adverse taxes, other charges and restrictions on imports, currency and exchange rate risks, changes in double tax treaties, risks related to labor practices increasing minimum wages and inflationary pressures, national and regional labor strikes, bribery and corruption, environmental matters or other issues in the foreign countries or factories in which our products are manufactured, risk of loss at sea or other delays in the delivery of products caused by transportation problems and increased costs of transportation.

We also sell our products and have operations in emerging markets, including Brazil, India and certain countries in Africa. Our operations in countries with less developed or less predictable legal systems present several risks, including legal uncertainty, bribery and corruption, civil disturbances, economic and governmental instability, differing business and operating practices, differing consumer behaviors and preferences and the imposition of exchange controls. The uncertainty of the legal environment in these countries, in particular with respect to the enforcement of IP rights, could limit our ability to enforce our rights and grow our business. In addition, we or any of our distributors or wholesale partners may be subject to legal proceedings regarding bribery and corruption in these countries, and we are unable to monitor the lawful conduct of our distributors and wholesale partners’ operations.

Any of these risks could have a material adverse effect on our business, financial condition and results of operations.

Compliance with existing laws and regulations or changes in any such laws and regulations could affect our business.

We operate in a range of international markets and are subject to a variety of laws and regulations, and we routinely incur costs in complying with these laws and regulations. New laws or regulations or changes in existing laws and regulations, particularly those governing the sale of products or in other regulatory areas such as consumer credit, labor and employment (including whistleblowing), tax, competition, health and safety or environmental protection, may conceivably require extensive system and operating changes that may be difficult to implement and could increase our cost of doing business.

For example, we are subject to laws and regulations relating to the use of hazardous materials in our footwear production processes. If we fail to comply with these laws and regulations, we may face fines, lawsuits (including civil compensation claims), penalties or other sanctions, as well as damage to our image and brand. In addition, we could incur future expenditures to remediate past compliance failures that could have a material adverse effect on our business, financial condition and results of operations. Further, new laws and regulations are under discussion, including in Germany, that may result in significantly higher sanctions for any of our subsidiaries compared to the current law on administrative offences if management or other company personnel commit offences on behalf of any such subsidiary.

In addition, regulatory authorities may impose mandatory disclosure requirements with respect to ESG matters, including climate change. For example, in March 2022, the SEC issued a proposed rule that would

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require companies to make certain climate-related disclosures, including information about climate-related risks, greenhouse gas emissions and certain climate-related financial statement metrics. Compliance with this proposed rule may require us to invest substantial resources and require substantial oversight from our management and board of directors. In addition, there is a global trend towards climate-related financial disclosure. A number of countries have established mandatory disclosure regimes and/or set timelines for the implementation of legislation regarding mandatory climate-related disclosure requirements.

ESG matters have also been the subject of increased focus by regulators, including in the EU and the U.S. For example, the European Commission has established a number of sustainability-related reporting and compliance regimes, including the Non-Financial Reporting Directive and the Corporate Sustainability Reporting Directive, which will enhance the scope and reporting requirements under the Non-Financial Reporting Directive, as well as proposals for new regulatory regimes that are aimed at, for example, prohibiting corporates from placing or making available on the EU market or exporting from the EU market products made with forced labor; requiring companies to identify, prevent, bring to an end, mitigate and account for adverse human rights and environmental impacts in operations, subsidiaries and value chains; and enhancing gender pay reporting requirements. Our EU-based business, as well as any global product sales into the EU, may bring us in scope of these requirements. Germany has also developed legislation requiring certain large companies to conduct human rights and environmental due diligence on their own and direct suppliers’ operations.

In addition, changes in, alternative interpretations of or more stringent enforcement of existing laws and regulations in jurisdictions in which we currently operate can change the legal and regulatory environment, making compliance with all applicable laws and regulations more challenging. Changes in laws and regulations in the future could have an adverse economic impact on us by tightening restrictions, reducing our freedom to do business, increasing our costs of doing business, or reducing our profitability. In addition, the compliance costs associated with such evolving laws and regulations may be significant. Failure to comply with applicable laws or regulations can lead to civil, administrative or criminal penalties, including but not limited to fines or the revocation of permits and licenses that may be necessary for our business activities. We could also be required to pay damages or civil judgments in respect of third-party claims. Any actual or alleged failure to comply with applicable laws or regulations could also lead to adverse publicity and have a material adverse impact on our brand and reputation.

Any of these developments, alone or in combination, could have a material adverse effect on our business, financial condition and results of operations.

We rely on our suppliers, agents and distributors to comply with employment, environmental and other laws and regulations.

We are in the process of implementing policies and procedures, including our Supplier Code of Conduct and audit procedures for assessing our suppliers’ compliance with our Supplier Code of Conduct, to help ensure that our suppliers are in material compliance with our business terms, as well as employment, environmental, social and other relevant laws and regulations generally. We include the Supplier Code of Conduct as a mandatory component of all new and extended procurement agreements and we also implement similar procedures as part of new distribution and wholesale agreements. However, we can give no assurance that our suppliers, agents and distributors are or will remain in compliance with such contractual terms, laws or regulations, or that our audits will be sufficient in scope or frequency for us to become aware of any such non-compliance on a timely basis or at all. A violation, or allegations of a violation, of such laws or regulations, or failure to achieve particular standards, by any of these individuals or entities could lead to financial penalties, adverse publicity or a decline in public demand for our products, which could have a material adverse impact on our brand or reputation. Furthermore, any non-compliance could require us to incur expenditures or make changes to our supply chain and other business arrangements to ensure compliance. Any such events could have a material adverse effect on our business, financial condition and results of operations.

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We rely on a compliance system to prevent irregularities in business activities. Failure to comply with anti-corruption regulations and economic sanctions programs could result in fines, criminal penalties and an adverse effect on our business.

We operate and sell products in, and source materials from, a number of countries throughout the world, including countries known to have a reputation for corruption. We are subject to the risk that we, our affiliated entities or our or their respective officers, managers, directors, employees and agents may take action determined to be in violation of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 and others. Our employees may be tempted to win business using illegal practices, in particular corruption, certain sales incentives or violation of antitrust laws. In some of the countries in which we operate, such practices may be the custom or expected, and our competitors may undertake such practices, increasing the pressure on us and our employees. In addition, we are required to comply with various economic sanctions programs, including those administered by the United Nations Security Council and the United States, including its Office of Foreign Assets Control, U.S. Department of the Treasury. These programs restrict us from conducting certain transactions or dealings involving certain sanctioned countries or persons.

Although we are currently developing our internal policies and procedures, which are designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, we are continuing to develop our compliance strategy and there can be no assurance that such policies and procedures will be sufficient or that our employees, directors, managers, officers, partners, agents and service providers will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which they or we may ultimately be held responsible. Violations of anti-corruption laws and sanctions regulations could lead to criminal or financial penalties being imposed on us, limits being placed on our activities, authorizations or licenses being revoked, damage to our reputation and other consequences that could have a material adverse effect on our business, financial condition and results of operations. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Litigation or investigations relating to alleged or suspected violations of anti-corruption laws or sanctions regulations could also be costly. We cannot guarantee that our compliance and internal controls will protect us against actions taken by our officers, managers, directors, employees and agents that might be determined to be in violation of law.

Increasing focus on corporate responsibility, specifically related to ESG matters, may impose additional costs, expose us to new risks and subject us to increasing scrutiny.

Investors, shareholders, capital providers, customers and other stakeholder groups are increasingly focused on the ESG and sustainability practices of companies, including with respect to climate change, human rights and diversity, equity and inclusion. While we do not currently publicly disclose any quantifiable ESG or sustainability-related metrics or targets, if our ESG practices or the speed at which we adopt and implement them do not meet investor, customer or other stakeholder expectations and standards (which are continually evolving and may emphasize different priorities than the ones on which we choose to focus), then our brand, reputation and employee relationships may be negatively impacted. We could also incur additional costs and require additional resources to monitor, report and comply with various ESG frameworks and regulations and to implement our ESG initiatives. We depend on key raw material by-products such as leather which could be subject to price volatility and increased costs in the future due to potential broader market shifts stemming from the climate impact of beef production. Our commitment to largely using natural material from transparent sources in Europe and processing materials to high environmental and social standards could decrease our ability to compete with the prices of competitors who do not implement such ESG practices. Also, our failure, or perceived failure, to manage reputational threats and meet expectations with respect to socially responsible activities and sustainability commitments could negatively impact our brand credibility, employee relationships and the willingness of our customers and suppliers to do business with us.

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Climate change and related regulatory responses may adversely impact our business.

There is increasing concern that climate change is occurring around the world as a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere is causing significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and an increased frequency, intensity and duration of extreme weather conditions in the areas in which our retail stores, suppliers, manufacturers, customers, distribution centers, headquarters and vendors are located could, among other things, disrupt the operation of our supply chain, disrupt our data management and communications systems, increase our product costs and negatively impact consumer spending and/or demand for our products. For example, as a result of rising sea levels associated with climate change, certain of our retail locations in Europe and the United Arab Emirates could fall below the flood line in the next twenty years. As a result, the effects of climate change could have a long-term adverse impact on our business, financial condition and results of operations.

The physical changes prompted by climate change could result in changes in regulations or consumer preferences, which could in turn affect our business, financial condition and results of operations. In many of the countries in which we operate, governmental bodies are increasingly enacting legislation and regulations in response to the potential impacts of climate change. For example, in EU Member States, we are required to undergo energy audits every four years. In addition, the German government has set broader long-term carbon-reduction targets as well, and pursuant to such regulations, our business falls under the broad “industry” sector, a category that will need to reduce greenhouse gas emissions by 50.7% (from 1990 levels) by 2030. These laws and regulations, which may become mandatory, have the potential to impact our operations directly or indirectly as a result of required compliance by us, as well as by our suppliers, wholesale partners and distributors. In addition, our manufacturing processes may be affected by new regulations in response to climate change. If we are perceived as not taking appropriate steps to mitigate our impact on the environment, this could result in damage to our image and brand, which is particularly focused on socially conscious individuals.

In addition, we have taken, and may continue to take, voluntary steps to mitigate our impact on climate change. As a result, we may experience increases in energy, production, transportation and raw material costs, capital expenditure or insurance premiums and deductibles.

Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the risk of litigation and other claims.

In the ordinary course of our business we are, or may from time to time become, involved in various litigation matters and governmental or regulatory investigations, prosecutions or similar matters arising out of our current or future business, including personal injury, wrongful death claims, property damages and product safety, stewardship and liability claims, warranty obligations claims, alleged violations of environmental, health and safety laws criminal proceedings (such as those relating to injuries suffered by our employees, which could result in criminal liabilities of our legal representatives and administrative penalties against us), labor law related claims by employees, temporary workers or other external workers, claims by distributors, advisors and others. In addition, third-party litigation, including, but not limited to, litigation related to competition law, antitrust law, tax law, distribution law, intellectual property law and consumer protection and marketing laws, could have a materially adverse impact on us and the market environment in which we operate. When we determine that a significant risk of a future claim against us exists, we record provisions in an amount equal to our estimated liability. Our insurance or indemnities or amounts we have provisioned may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation.

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As of the date of this prospectus and generally in the ordinary course of business, we are involved in several litigation claims, as described in “Business — Legal Proceedings.” As a result of the proceedings described therein, the amount of total provisions for disputes in our financial statements for future periods could increase. There can be no assurance that we will be successful in defending ourselves in pending or future litigation claims or similar matters under various laws or that product specific provisions will be sufficient to cover litigation costs. Moreover, it may be difficult for us to obtain and enforce claims related to existing litigation under the laws of certain countries in which we operate at affordable costs and without any materially adverse effects on our business in such country. In the aftermath of public health measures implemented in the jurisdictions in which we operate as well as our temporary personnel initiatives due to the impact of COVID-19, we could be subject to an increase in litigation, in particular in relation to our suppliers and our employees, including with respect to health and safety measures.

Any of these risks could result in considerable costs, including damages, legal fees and temporary or permanent bans on the marketing and sale of certain products and this could have a material adverse effect on our business, financial condition and results of operations.

Our insurance coverage may not be sufficient and insurance premiums may increase.

We maintain insurance coverage in relation to a number of risks associated with our business activities, including third-party (product) liability, property damage and business interruption, environmental damage, directors and officers liability and transport and vehicle insurance. These insurance policies may not cover all losses or damages resulting from the materialization of any of the risks discussed herein. There can be no assurance that our insurance providers will continue to grant coverage on commercially acceptable terms or at all. In addition, there are risks intentionally left uninsured (such as, but not limited to, customer or supplier insolvency, industrial disputes or specific natural hazards), and we therefore have no coverage against these events. Further, agreed limits and other restrictions (for example, exclusions) within the insurance coverage may prove to be too low or inadequate for compensating potential damages or losses, ultimately resulting in a gap in the insurance coverage. If we sustain damages for which there is no or insufficient insurance coverage, or if we have to pay higher insurance premiums or encounter restrictions on insurance coverage, this may have a material adverse effect on our business, financial condition and results of operations.

Incidents at our production sites or finishing and distribution centers may cause environmental or other third-party damages.

We directly operate five production facilities and two distribution warehouses in Germany as well as a production facility in Portugal, and rely on three warehouses managed by external partners in Germany, in addition to a distribution network managed by third parties with warehouses throughout the world, including in the United States, Canada, China, India, Japan and the United Arab Emirates. Incidents at our production facilities and warehouses could result in injury to our employees or third parties or environmental damage, such as damage resulting from the accidental discharge of hazardous materials used in our production process.

Our product development and manufacturing processes involve the use of chemicals and other hazardous materials. These programs and processes expose us to risks of accidental contamination, events of non-compliance with environmental, health and safety laws and regulatory enforcement, personal injury, property damage and claims and litigation. If an accident occurs, or if contamination is discovered, we could be liable for clean-up obligations, damages or fines and could incur significant capital expenditures, which could have an adverse effect on our business, financial condition and results of operations.

In addition, the environmental laws of the jurisdictions in which we operate may impose obligations to clean up contaminated sites. These obligations may relate to sites that we acquire, own, occupy or operate,

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that we formerly owned, occupied or operated, or for which we may otherwise have retained liability or where waste from our operations was disposed. Were such environmental clean-up obligations to arise, they could significantly reduce our profitability. In particular, any financial accruals which we may make for these obligations might be insufficient if the assumptions underlying the accruals prove to be incorrect, or if we are held responsible for additional contamination.

We are also subject to various national and local laws and regulations pertaining to occupational health and safety that require us to maintain a safe workplace environment, maintain documentation of work-related injuries, illnesses and fatalities, complete workers’ compensation loss reports, review the status of outstanding workers’ compensation claims and complete certain annual filings and postings. Failure to comply with these and other applicable occupational health and safety requirements could result in fines and penalties and could require us to undertake certain remedial actions or be subject to suspension of certain operations. From time to time, our employees are involved in health and safety-related incidents at our production facilities. These incidents have resulted and could result in the future in regulatory investigations and penalties, as well as regulatory and private claims.

Stricter environmental, health and safety laws and enforcement policies could result in substantial costs and liabilities for us, and could result in the handling, manufacture, use, reuse or disposal of substances or pollutants being subject to greater scrutiny by relevant regulatory authorities than is currently the case. Compliance with these laws could result in significant capital expenditures, as well as other costs, thereby potentially having a material adverse effect on our business, financial condition and results of operations.

We may be exposed to transfer price risks in connection with our operating activities.

We take advantage of our international network and centralize our strategic functions. In particular, we transfer and provide goods and services among our corporate group and have adopted a corporate tax transfer pricing model for the billing of intercompany services. There is a risk that tax authorities in individual countries will assess the relevant transfer prices differently from our tax transfer pricing model and address retroactive tax claims against our subsidiaries. Our tax transfer pricing model has not yet been agreed between the competent authorities and there can be no assurance that our transfer prices will be accepted by all the relevant authorities. If they fail to be accepted, this could have a material adverse effect on our business, financial condition and results of operations.

We are subject to complex tax laws, and challenges to our tax position could adversely affect our business, financial condition and results of operations.

We are subject to complex tax laws and regulations. We rely on generally available interpretations of applicable tax laws and regulations. We cannot be certain that the relevant tax authorities are in agreement with our interpretation of these laws and regulations. If our tax positions are challenged by relevant tax authorities, the imposition of additional taxes could require us to pay taxes that we currently do not collect or increase the costs of our products to track and collect such taxes. We also face increasingly burdensome compliance and reporting requirements relating to such tax laws and regulations. Any of the foregoing could increase our costs of operations and have a negative effect on our reputation, business, financial condition and results of operations.

Tax legislation may be enacted in the future that could negatively impact our current or future tax structure and effective tax rates.

Long-standing international tax initiatives that determine each country’s jurisdiction to tax cross-border international trade are evolving as a result of, among other things, initiatives such as the Anti-Tax Avoidance Directive, as well as the Base Erosion and Profit Shifting reporting requirements, recommended by the G8, G20 and Organization for Economic Cooperation and Development, including the imposition of

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minimum tax on income earned by international businesses regardless of the jurisdiction of operation. As these and other tax laws and related regulations change, our financial results could be materially impacted. Given the unpredictability of these possible changes and their potential interdependency, it is difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow, but such changes could adversely affect our financial results.

We are exposed to tax risks, which could arise in particular as a result of tax audits or past measures.

Due to the global nature of our business, we are subject to income and other taxes in multiple jurisdictions. Significant judgment and estimation are required in determining our calculation and provision for income, sales, value-add and other taxes, including withholding taxes. In the ordinary course of our business, there are various transactions, including, for example, intercompany transactions based on cross-jurisdictional transfer pricing and transactions with specific documentation requirements, for which the ultimate tax assessment or the timing of the tax effect is uncertain and for which we have not received rulings from governmental authorities. We are audited regularly by tax authorities in Germany and from time to time by tax authorities in other jurisdictions. During such audits, our tax calculations and our interpretation of laws are reviewed by the applicable tax authorities, which may disagree with our tax estimates or judgments. Although we believe our tax estimates are reasonable, the final determination of any such tax audits or reviews could differ from our tax provisions and accruals and any additional tax liabilities resulting from such final determination or any interest or any penalties or any regulatory, administrative or other sanctions relating thereto could have a material adverse effect on our business, financial condition and results of operations.

While we attempt to assess in advance the likelihood of any adverse judgments or outcomes to these proceedings or claims, it is difficult to predict final outcomes with any degree of certainty. The final determination of any tax investigation, tax audit, tax review, tax litigation and appeal of a tax authority’s decision or similar proceedings may differ materially from any estimate that may be reflected in our financial statements. An adverse outcome could have a material adverse effect on our business, financial condition and results of operations. In addition, changes in tax legislation or guidance could result in additional taxes and/or affect our tax rate, the carrying value of deferred tax assets or our deferred tax liabilities. Any tax audit, tax proceeding or changes in tax legislation or guidance could, as a result of the realization of any of the above risks, have a material adverse effect on our business, financial condition and results of operations.

In addition, certain Company entities were in the past or are currently part of fiscal unities, tax groups and other tax consolidation schemes. We cannot ensure that these entities will not be held liable for unpaid taxes of the members of such tax consolidation schemes (including members outside of our group) under statutory law or the contracts which formed or form the basis for the tax consolidation schemes. Furthermore, should such tax consolidation schemes not be accepted by the tax authorities and/or a tax court, taxes, interest and penalties may be imposed against entities of our group. Such liabilities may be substantial and could have a material adverse effect on our business, financial condition and results of operations.

The anticipated benefits of the conversion (by way of re-domiciliation) of our Company from a Luxembourg private limited company to a Jersey public limited company may not be realized.

We may not realize the benefits we anticipate from having converted (by way of re-domiciliation) the legal form of our Company from a Luxembourg private limited company to a Jersey private company and, prior to the consummation of this offering, to a Jersey public limited company. Such conversions may result in greater than expected costs or encounter other difficulties. Our failure to realize the anticipated benefits could have an adverse effect on our business, financial condition and results of operations.

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Any payments made under the tax receivable agreement to the TRA Participant could be significant and will reduce the amount of overall cash flow that might otherwise be available to us if we did not distribute any income tax benefits we may be entitled to.

We expect to enter into a tax receivable agreement with the TRA Participant that will require us to pay a fixed percentage (which is expected to be 85%) of certain tax benefits (or anticipated tax benefits) to which we may become entitled to the TRA Participant. The tax receivable agreement would confer significant economic benefits upon the TRA Participant by redirecting cash flows to the TRA Participant at the expense of the rest of our shareholders, which could have a material adverse effect on our business, financial condition and results of operations. In addition the payments under the tax receivable agreement may be required even if we do not realize actual tax benefits, based on anticipated benefits using certain assumptions, and could be a significant amount. See also “Related Party Transactions — Tax Receivable Agreement.” We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to this registration statement.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and financial performance.

Many of the laws, rules or regulations imposing taxes and other similar obligations were established before the growth of the internet and e-commerce. Tax authorities in non-U.S. jurisdictions and at the U.S. federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce and considering changes to existing tax or other laws that could regulate our transmissions and/or levy sales, income, consumption, use or other taxes relating to our activities, and/or impose obligations on us to collect such taxes. For example, in March 2018, the European Commission proposed new rules for taxing digital business activities in the EU. In addition, state and local taxing authorities in the United States and taxing authorities in other countries have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the internet. Multiple U.S. states have enacted related legislation and other states are now considering such legislation. Furthermore, the U.S. Supreme Court recently held in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. Such legislation could require us or our retailers and brands to incur substantial costs in order to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business.

We cannot predict the effect of current attempts to impose taxes on commerce over the internet. If such tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our products if we pass on such costs to the consumer, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Indebtedness

We have a substantial amount of debt, and our substantial leverage and debt service obligations could materially adversely affect our business, financial position and results of operations and preclude us from satisfying our debt obligations.

As of September 30, 2022, after giving effect to this offering and the use of proceeds therefrom, we had total indebtedness in the amount of €         million (equivalent), primarily comprised of the Senior Term Facilities, the ABL Facility, the Notes, the Vendor Loan and certain existing real estate facilities. We anticipate that our high leverage will continue to exist for the foreseeable future. Our substantial indebtedness may: make it more difficult for us to satisfy our debt obligations and liabilities we may incur;

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increase our vulnerability to, and reducing our flexibility to respond to, general adverse economic and industry conditions; require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions, joint ventures, product research and development or for other general corporate purposes; restrict us from pursuing acquisitions or exploiting business opportunities; limit our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industry in which we operate; negatively impact credit terms with our suppliers and other creditors; increase our exposure to interest rate increases because some of our indebtedness bears a floating rate of interest; place us at a competitive disadvantage compared to our competitors that are not as highly leveraged; limit our ability to obtain additional financing to fund future operations, capital expenditures, business opportunities, acquisitions and other general corporate purposes and increasing the cost of any future borrowings; and limit our ability to obtain additional capacity for issuance of bid, advance payment, performance and warranty guarantees for operative business purposes and increasing the cost of any future guarantee issuances.

Any of these or other consequences or events could have a material adverse effect on our business, financial condition and results of operations.

We may incur more debt in the future, which may make it difficult for us to service our debt and impair our ability to operate our businesses.

Despite our substantial leverage, we may incur additional debt in the future. Although the Senior Term Facilities Agreement and the Indenture contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If new debt is added to our existing debt levels, the related risks that we now face would increase. In addition, the Senior Term Facilities Agreement and the Indenture do not prevent us from incurring obligations that do not constitute indebtedness under those agreements. Our inability to service our debt could have a material adverse effect on our business, financial condition and results of operations.

We are subject to restrictive covenants that limit our operating and financial flexibility.

The Senior Term Facilities Agreement and the Indenture contain covenants which impose significant operating and financial restrictions on us. These agreements limit our ability to, among other things: incur or guarantee additional indebtedness or issue certain preferred stock; make certain restricted payments and investments; transfer or sell assets; enter into transactions with affiliates; create or incur certain liens; make certain loans, investments or acquisitions; issue or sell share capital of certain of our subsidiaries; create or incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us; take certain actions that would impair the security interests in the collateral granted for the benefit of the holders of the Notes; merge, consolidate or transfer all or substantially all of our assets and pay or redeem subordinated debt or equity. See “Description of Material Indebtedness.”

All of these limitations are subject to significant exceptions and qualifications. Nevertheless, the covenants to which we are subject could limit our ability to finance our future operations and capital needs and our ability to pursue business opportunities and activities that may be in our interest. Failure to comply with such covenants could result in an event of default and, as a result, our lenders could accelerate all of the amounts due.

We require a significant amount of cash to service our debt and sustain our operations, which we may not be able to generate or raise.

Our ability to make principal or interest payments when due on our indebtedness and to fund our ongoing operations and future capital expenditures depends on our future performance and ability to generate cash, which, to a certain extent, is subject to the success of our business strategy as well as

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general economic, financial, competitive, legislative, legal, regulatory and other factors, as well as other factors discussed in these “Risk Factors,” many of which are beyond our control.

We cannot assure you that our business will generate sufficient cash flows from operations, that currently anticipated growth, cost savings or efficiencies will be realized or that future debt financing will be available to us in an amount sufficient to enable us to pay our debts when due or to fund our other liquidity needs including the repayment of our debt at maturity. At the respective maturities of the Senior Term Facilities, the Notes or any other debt that we may incur, if we do not have sufficient cash flows from operations and other capital resources to pay our debt obligations, or to fund our other liquidity needs, we may be required to refinance or restructure our indebtedness.

If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt on or before maturity.

The type, timing and terms of any future financing, restructuring, asset sales or other capital raising transactions will depend on our cash needs and the prevailing conditions in the financial markets. We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In such an event, we may not have sufficient assets to repay any portion or all of our debt.

We are a holding company and depend upon our subsidiaries for our cash flows.

We are a holding company. All of our operations are conducted, and almost all of our assets are owned, by our subsidiaries. Consequently, our cash flows and our ability to meet our obligations depend upon the cash flows of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, distributions or otherwise. The ability of our subsidiaries to make any payments to us depends on its earnings, the terms of its indebtedness, including the terms of any credit facilities and legal restrictions. Any failure to receive dividends or distributions from our subsidiaries when needed could have a material adverse effect on our business, financial condition and results of operations.

Some of our indebtedness, including the Senior Term Facilities, bears interest at floating rates that could rise significantly, thereby increasing our costs and reducing our cash flow.

Debt under the Senior Term Facilities bears interest at a variable rate based on EURIBOR for Euro loans (subject to a zero floor if less than zero) and the forward-looking term rate based on SOFR plus the applicable credit adjustment spread (subject to a 0.5% floor if less than 0.5%) for U.S. Dollar loans in each case, plus an applicable margin. These interest rates have risen significantly recently and could continue to rise in the future, increasing our interest expense associated with these obligations, reducing cash flow available for capital expenditures and hindering our ability to make payments on our debt. Neither the Senior Term Facilities Agreement nor the Indenture contain a covenant requiring us to hedge all or any portion of our floating rate debt. However, hedging measures have been taken in the form of a limited interest rate cap for the floating-rate EUR debt.

Although we may continue to enter into, extend or maintain certain hedging arrangements designed to fix a portion of these rates, there can be no assurance that hedging will continue to be available on commercially reasonable terms. Hedging itself carries certain risks, including that we may need to pay a significant amount (including costs) to terminate any hedging arrangements. To the extent interest rates were to rise significantly, our interest expense would correspondingly increase, thus reducing cash flow.

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Risks Related to Our Ordinary Shares and the Offering

Our Principal Shareholder controls us, and their interests may conflict with ours or yours in the future.

Immediately following this offering, our Principal Shareholder will beneficially own approximately     % of our ordinary shares (or     % if the underwriters exercise in full their option to purchase additional ordinary shares), with each ordinary share entitling the holder to one vote on all matters submitted to a vote of our shareholders. Moreover, we will agree to nominate to our board of directors individuals designated by our Principal Shareholder in accordance with our shareholders’ agreement. Our Principal Shareholder will retain the right to designate directors for so long as they beneficially own at least     % of our ordinary shares. See “Related Party Transactions — Shareholders’ Agreement.” Even when our Principal Shareholder cease to own ordinary shares representing a majority of the total voting power, for so long as our Principal Shareholder continue to own a significant percentage of our ordinary shares, they will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, our Principal Shareholder will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Principal Shareholder continue to own a significant percentage of our ordinary shares, our Principal Shareholder will be able to cause or prevent a change of control of our Company or a change in the composition of our board of directors, and could preclude any unsolicited acquisition of our Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your ordinary shares as part of a sale of our Company and ultimately might affect the market price of our ordinary shares.

Our Articles of Association will not limit the ability of our Principal Shareholder to compete with us, and they and certain of our directors may have investments in businesses whose interests conflict with ours.

Our Principal Shareholder and their respective affiliates engage in a broad spectrum of activities, including investments in businesses that may compete with us. In the ordinary course of their business activities, our Principal Shareholder and their respective affiliates may engage in activities in which their interests conflict with our interests or those of our shareholders. Our Articles of Association (as defined herein) provides that none of our Principal Shareholder or any of their respective affiliates or any of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. See “Description of Share Capital and Articles of Association — Conflicts of Interest.” Our Principal Shareholder and their respective affiliates also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Principal Shareholder may have an interest in our pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to us and our shareholders.

As a foreign private issuer and “controlled company” within the meaning of the                      corporate governance rules, we are permitted to, and we will, rely on exemptions from certain of the                      corporate governance standards. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.

The corporate governance rules of                      require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the                      corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, we are not required to have a compensation committee composed entirely of independent directors and director nominations are not required to be made, or recommended to our full board of directors, by our independent directors

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or by a nominations committee that consists entirely of independent directors. Therefore, our board of directors’ approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the                      corporate governance standards. We are also subject to certain reduced disclosure obligations as a result of being a foreign private issuer. As such, investors will not have access to the same information as for similar companies that are not foreign private issuers.

In the event we no longer qualify as a foreign private issuer, if then applicable, we may rely on the “controlled company” exemption under the                      corporate governance rules. A “controlled company” under the                      corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, our Principal Shareholder will control a majority of the combined voting power of our outstanding shares, making us a “controlled company” within the meaning of the                      corporate governance rules. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we may, elect not to comply with certain requirements of the                      corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors and (iii) the requirement that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors.

Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the                      corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as soon as March 31, 2024 (the end of our second fiscal quarter in the fiscal year after this offering), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of October 1, 2024. In order to maintain our current status as a foreign private issuer, either (i) a majority of our outstanding voting securities must be either directly or indirectly owned of record by nonresidents of the United States or (ii)(a) a majority of our executive officers or directors may not be United States citizens or residents, (b) more than 50% of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers, and would require us to present our financial statements in accordance with U.S. GAAP, which could be time consuming and costly. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it may be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper and sovereign debt that may not generate a high yield for our shareholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition and results of operations could be harmed and the market price of our ordinary shares could decline.

Future sales of our ordinary shares in the public market could cause the market price of our ordinary shares to decline.

Sales of a substantial number of our ordinary shares in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold based upon the price of this offering, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our ordinary shares. All of the ordinary shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file with, the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exercisable or exchangeable for any of our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any ordinary shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of ordinary shares or such other securities, in cash or otherwise), in each case without the prior written consent of                      for a period of 180 days after the date of this prospectus, other than our ordinary shares to be sold in this offering. The lock-up agreement is subject to specified exceptions. These agreements are further described in the sections titled “Ordinary Shares Eligible for Future Sale” and “Underwriting.”

Notwithstanding the foregoing, such restricted period may be terminated earlier under certain circumstances.

After the expiration of such lock-up agreements or market stand-off provisions, or if such restrictions are waived, if these shareholders sell substantial amounts of ordinary shares in the public market or if the market perceives that such sales may occur, the market price of our ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

The initial public offering price of our ordinary shares will be substantially higher than the as adjusted net tangible book value per ordinary share immediately after this offering. If you purchase ordinary shares in this offering, you will suffer immediate dilution of $         per share (€         per share), or $         per share

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(€         per share) if the underwriters exercise their option to purchase additional ordinary shares in full, representing the difference between our pro forma as adjusted net tangible book value per share as of September 30, 2022 after giving effect to the sale of ordinary shares in this offering and the assumed public offering price of $         per share (€         per share), the midpoint of the price range set forth on the cover page of this prospectus. See “Dilution.”

We do not intend to pay cash dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We have never declared or paid any cash dividends on our share capital, and we do not intend to pay any cash dividends in the foreseeable future. Any future proposals at our shareholders’ meeting or decisions of our board of directors to pay dividends in the future will be at the discretion of our board of directors after taking into account various factors, including our cash requirements, financial performance and new product development and subject to approval by the general meeting of shareholders. In addition, payment of future dividends is subject to certain limitations pursuant to Jersey law. See “Description of Share Capital and Articles of Association — Ordinary Shares — Dividend and Liquidation Rights.” Accordingly, you may need to rely on sales of our ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under Jersey law. The rights of holders of ordinary shares are governed by Jersey law, including the Jersey Companies Law, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Comparison of Delaware Corporate Law and Jersey Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Jersey Companies Law applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections.

Jersey is a British crown dependency and an island located off the coast of Normandy, France. Jersey is not a member of the EU. Jersey legislation regarding companies is largely based on English corporate law principles. However, there can be no assurance that Jersey law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or our board of directors.

We are a corporation organized and incorporated under the laws of Jersey with our registered office and domicile in Jersey and the majority of our assets are located outside of the United States. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, investors may not be able to effect service of process within the United States upon the Company or upon such persons, or to enforce judgments obtained against the Company or such persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. It is uncertain as to whether the courts of Jersey would entertain original actions based on U.S. federal or state securities laws, or enforce judgments from U.S. courts against us or our officers and directors which originated from actions alleging civil liability under U.S. federal or state securities laws.

The United States and Jersey do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in Jersey, as applicable. See “Enforcement of Judgments.”

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General Risk Factors

Natural disasters, public health crises, political crises and instability, civil unrest and other catastrophic events or events outside of our control may adversely affect our business.

Natural disasters, such as fires, earthquakes, power shortages or outages, floods or monsoons, public health crises, such as pandemics and epidemics, political crises, such as terrorism, war, civil unrest, political instability or other conflict, or other events outside of our control have in the past, and may in the future, adversely impact our revenues. In particular, our business may be materially adversely affected by events that could generally deter consumers from shopping in store, both in relation to retail stores directly managed by us as well as in relation to stores or outlets supplied by us or our wholesale partners. Such events could also disrupt the internet or mobile networks and may also prevent or deter consumers from shopping through our e-commerce business, which could materially adversely affect our revenues.

In addition, if any of our facilities, including our distribution facilities, our own retail stores, the facilities or stores of our wholesale partners or the facilities of our suppliers, distributors or any of our other third-party service providers are affected by any such natural disasters, catastrophic events or other events outside of our control, our business, financial condition and results of operations could be materially adversely affected. Moreover, these types of events could negatively impact consumer spending in the impacted regions or, depending upon the severity, globally, which could have a material adverse effect on our business, financial condition and results of operations.

There is no existing market for our ordinary shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our ordinary shares. If an active trading market does not develop, you may have difficulty selling any of our ordinary shares that you buy. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on the                  or otherwise or how liquid that market might become. The initial public offering price for the ordinary shares will be determined by negotiations between us, the selling shareholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our ordinary shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our ordinary shares may be influenced by many factors, some of which are beyond our control, including actual or anticipated variations in our operating results; the failure of financial analysts to cover our ordinary shares after this offering or changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates or changes in the recommendations of any financial analysts that elect to follow our ordinary shares or the shares of our competitors; announcements by us or our competitors of significant contracts or acquisitions; technological innovations by us or our competitors; future sales of our shares; and investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market for our ordinary shares does not develop or is not maintained, the liquidity and price of our ordinary shares could be seriously adversely affected.

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If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or securities analysts. If no or few analysts commence coverage of us, the trading price of our ordinary shares would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our ordinary shares, the price of our ordinary shares could decline. If one or more of these analysts cease to cover our ordinary shares, we could lose visibility in the market for our stock, which in turn could cause the price of our ordinary shares to decline.

We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The rules implemented by the SEC, the                      and the securities regulators in Jersey have required changes in corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations and the move from a private to a public company will substantially increase our expenses, including our legal, accounting and information technology costs and expenses, and make some activities more time consuming and costly, and these new obligations will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules and regulations and the move from a private to a public company to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Due to increased risks and exposure it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation, which could adversely impact our business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting in connection with the preparation of our IFRS financial statements. If we fail to remediate our material weaknesses or if we fail to establish and maintain an effective system of internal control over financial reporting when we are subject to compliance with the Sarbanes-Oxley Act of 2002, we may not be able to report our financial results accurately, meet our reporting obligations or prevent fraud. Any inability to report and file our financial results accurately and timely could harm our business and adversely impact the trading price of our securities.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

Prior to this offering, we have had limited accounting personnel with adequate knowledge of IFRS and other resources with which to address our internal controls and procedures. In addition, we have historically prepared our books and records in accordance with German GAAP. Our books and records were then converted to IFRS, with the assistance from outside advisors, for purposes of this offering, by accounting personnel who have limited experience in maintaining books and records and preparing financial statements under IFRS.

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In connection with the preparation of our IFRS financial statements, we identified two material weaknesses, related to (i) a lack of sufficient accounting and supervisory personnel with the appropriate level of technical accounting experience and training and (ii) a lack of internal controls and processes, including a lack of segregation of duties and oversight of advisors, related to our financial statement close process, income taxes and cash flow statement presentation. These deficiencies represent material weaknesses in our internal control over financial reporting in both design and operation.

We have identified the measures required to remediate the material weaknesses. We have initiated the hiring of additional staff that will address these needs. These individuals will be required to have sufficient experience in maintaining books and records and preparing financial statements in accordance with IFRS. Additionally, we will expand our accounting policies and procedures as well as provide additional training to our accounting and finance staff to remediate the second material weakness. Further, we plan to formalize existing and implement additional internal control procedures to improve the financial reporting process.

While we are working to remediate these material weaknesses as quickly and efficiently as possible, at this time we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan. These remediation measures may be time consuming, costly and might place significant demands on our financial and operational resources. If we are unable to successfully remediate these material weaknesses, and if we are unable to produce accurate and timely financial statements, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our securities to decline.

Upon completion of this offering, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002 which requires that we include a report of management on our internal control over financial reporting in our second annual report on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from                     , regulatory investigations and civil or criminal sanctions.

The value of goodwill, brand names or other intangible assets reported in our financial statements may need to be partially or fully impaired as a result of revaluations.

As of September 30, 2022, our carrying amount of intangible assets, including goodwill, recorded on our consolidated statements of financial position was €3,489.5 million. Due to any potential adjustments, future financial statements for the Company could be materially different and may not be comparable to our financial statements included elsewhere in this prospectus, including, but not limited to, risk of impairment of goodwill and intangible and tangible assets, increased depreciation and amortization expenses over the remaining lives of acquired assets and recognition of temporary differences at an acquisition date. This could in turn have a material adverse effect on our business, financial condition and results of operations. See “Presentation of Financial and Other Information — Financial Statements.”

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on

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various other assumptions we believe to be reasonable under the circumstances at the time of the estimate, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenues and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, trade receivables allowance, leases, intangible assets, share-based compensation, employee benefits, provisions and taxes. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our ordinary shares.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements provide our current expectations, intentions or forecasts of future events. Forward-looking statements include statements about expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not statements of historical fact. Words or phrases such as “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including the factors described in “Risk Factors.” In addition, even if our actual results are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. For example, factors that could cause our actual results to vary from projected future results include, but are not limited to:

•	our dependence on the image and reputation of the BIRKENSTOCK brand;

•	the continued effects of the COVID-19 pandemic;

•	the intense competition we face from both established companies and newer entrants into the market;

•	our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms;

•	our ability to adapt to changes in consumer preferences and attract new customers;

•	harm to our brand and market share due to counterfeit products;

•	our ability to successfully operate and expand retail stores;

•	losses and liabilities arising from leased and owned real estate;

•	risks relating to our non-footwear products;

•	failure to realize expected returns from our investments in our businesses and operations;

•	our ability to adequately manage our acquisitions, investments or other strategic initiatives;

•	our ability to manage our operations at our current size or manage future growth effectively;

•	our dependence on third parties for our sales and distribution channels;

•	risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives;

•	operational challenges relating to the distribution of our products;

•	deterioration or termination of relationships with major wholesale partners;

•	seasonality, weather conditions and climate change;

•	adverse events influencing the sustainability of our supply chain or our relationships with major suppliers or increases in raw materials or labor costs;

•	our ability to effectively manage inventory;

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•	unforeseen business interruptions and other operational problems at our production facilities;

•	disruptions to our shipping and delivery arrangements;

•	failure to attract and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders;

•	risks relating to our intellectual property rights;

•	risks relating to regulations governing the use and processing of personal data;

•	disruption and security breaches affecting information technology systems;

•	natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond control;

•	economic conditions impacting consumer spending, such as inflation;

•	currency exchange rate fluctuations;

•	risks related to litigation, compliance and regulatory matters;

•	risks and costs related to corporate responsibility and ESG matters;

•	inadequate insurance coverage, or increased insurance costs;

•	tax-related risks;

•	risks related to our indebtedness;

•	risks related to our status as a foreign private issuer and a “controlled company”; and

•	other factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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USE OF PROCEEDS

We expect to receive total estimated net proceeds of approximately $        million, or $        million if the underwriters exercise their option to purchase additional ordinary shares in full, based on the midpoint of the range set forth on the cover page of this prospectus after deducting estimated underwriting discounts and commissions and expenses of the offering that are payable by us.

Each $1.00 increase (decrease) in the public offering price per ordinary share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and expenses, by $        million. Similarly, each increase (decrease) of 1,000,000 ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the assumed initial public offering price of $        per share remains the same, and after deducting estimated underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our ordinary shares and facilitate our future access to the capital markets. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We will not receive any proceeds from the sale of shares by the selling shareholder.

As of the date of this prospectus, since we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, our management will have broad discretion over the use of any net proceeds from this offering that are to be applied for general corporate purposes. Pending the use of the proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities, certificates of deposit or governmental securities.

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DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future decisions regarding the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

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CAPITALIZATION

The table below sets forth our cash and cash equivalents, capitalization and indebtedness as of            , 2023:

•	on an actual basis; and

•

on an as adjusted basis to give effect to our sale of the ordinary shares by us in the offering, and the receipt of approximately $        million in estimated net proceeds, assuming an offering price of $        per share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering.

Investors should read this table in conjunction with the sections of this prospectus entitled “Summary Consolidated Financial Information,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Material Indebtedness,” as well as our consolidated financial statements included in this prospectus.

As of , 2023
(in € million, except share and per share amounts, unaudited)	Actual	As Adjusted
Cash and cash equivalents

Indebtedness(1)
Non-current loans and borrowings
Current loans and borrowings
Total indebtedness
Equity
Share capital
Ordinary shares, €1 par value per share, shares authorized, issued and outstanding actual; shares authorized, issued and outstanding as adjusted
Share premium
Retained earnings
Accumulated other comprehensive income
Total shareholders’ equity

Total capitalization and indebtedness

(1)

Our indebtedness consists primarily of our Euro-denominated term loans, our USD-denominated term loans, borrowings under our ABL Facility, our Vendor Loan and our Notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness,” “Description of Material Indebtedness” and Note 17: “Loans and Borrowings” to our consolidated financial statements included in this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our as adjusted cash and cash equivalents, share premium, total shareholders’ equity and total capitalization by $         million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of ordinary shares offered by us would increase (decrease) each of our as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization by $         million, assuming the assumed initial public offering price of $         per ordinary share remains the same, and after deducting estimated underwriting discounts and commissions.

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The selling shareholder identified herein will receive all net proceeds from the secondary offering of the ordinary shares held by it. Therefore, we will not receive any net proceeds from its secondary offering and our total capitalization will not be impacted by such net proceeds received by the selling shareholder.

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DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share and the as adjusted net tangible book value per ordinary share after this offering. At            , 2023, we had a total net tangible book value of $        million (€        million). The net tangible book value attributable to our ordinary shares was $        million (€        million), corresponding to a net tangible book value of $        (€        ) per ordinary share. Net tangible book value represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets. Net tangible book value per ordinary share represents net tangible book value attributable to ordinary shares divided by                    , the total number of our ordinary shares outstanding at            , 2023.

After giving further effect to the sale by us of the                     ordinary shares offered by us in the offering, and assuming an offering price of $        (€         ) per ordinary share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our total as adjusted net tangible book value estimated at            , 2023 would have been $        million (€         million), representing $         (€         ) per ordinary share. This represents an immediate increase in net tangible book value of $        (€         ) per ordinary share to existing shareholders and an immediate dilution in net tangible book value of $        (€         ) per ordinary share to new investors purchasing ordinary shares in this offering. Dilution for this purpose represents the difference between the price per ordinary shares paid by these purchasers and net tangible book value per ordinary share immediately after the completion of the offering.

The following table illustrates this dilution to new investors purchasing ordinary shares in the offering.

Assumed initial public offering price per ordinary share			$	€
Net tangible book value per ordinary share at , 2023	$	€
Increase in net tangible book value per ordinary share attributable to new investors	$	€

As adjusted net tangible book value per ordinary share after the offering
Dilution per ordinary share to new investors			$	€

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $        per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted net tangible book value per ordinary share after this offering by $        per ordinary share and increase (decrease) the immediate dilution to new investors by $        per ordinary share, in each case assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase of 1,000,000 shares in the number of ordinary shares offered by us would increase our as adjusted net tangible book value by approximately $        per ordinary share and decrease the dilution to new investors by approximately $         per ordinary share, and each decrease of 1,000,000 shares in the number of ordinary shares offered by us would decrease our as adjusted net tangible book value by approximately $        per ordinary share and increase the dilution to new investors by approximately $        per share, in each case assuming the assumed initial public offering price of $        per ordinary share remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option from us in full, the as adjusted net tangible book value per share after the offering would be $         (€         ) per ordinary share, the increase in as

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adjusted net tangible book value attributable to ordinary shares would be $        million (€         million) and the dilution to investors purchasing ordinary shares in this offering would be $        million (€         million) per ordinary share, in each case at an initial public offering price of $        (€         ) per ordinary share (the midpoint of the range set forth on the cover of this prospectus).

The following table summarizes, as of            , 2023, on an adjusted basis as described above, the number of our ordinary shares, the total consideration and the average price per share (1) paid to us by existing shareholders and (2) to be paid by new investors acquiring our ordinary shares in this offering at an assumed initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration	Average Price
	Number	Percent	Amount	Percent	Per Share
Existing shareholders			$		$
New investors

Totals		100.0%		$100.0%	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all shareholders by approximately $        million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of ordinary shares offered by us would increase (decrease) the total consideration paid by new investors and total consideration paid by all shareholders by $        million, assuming the assumed initial public offering price of $        per ordinary share remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements as of September 30, 2022 and for fiscal 2022 (Successor), as of September 30, 2021 and for the period from May 1, 2021 through September 30, 2021 (Successor), for the period from October 1, 2020 through April 30, 2021 (Predecessor) and as of September 30, 2020 and for fiscal 2020 (Predecessor) and the related notes and the other financial information included elsewhere in this prospectus. This discussion and analysis should also be read together with the sections of this prospectus entitled “Summary Consolidated Financial Information,” “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

BIRKENSTOCK is a revered global brand rooted in function, quality and tradition dating back to 1774. We are guided by a simple, yet fundamental insight: human beings are intended to walk barefoot on natural, yielding ground, a concept we refer to as “Naturgewolltes Gehen.” Our purpose is to empower all people to walk as intended by nature. The legendary BIRKENSTOCK footbed represents the best alternative to walking barefoot, encouraging proper foot health by evenly distributing weight and reducing pressure points and friction. We believe our function-first approach is universally relevant; all humans — anywhere and everywhere — deserve to walk in our footbed.

We primarily generate revenues through the sale of footbed-based products from our broad portfolio of over 700 silhouettes, anchored by our iconic Core Silhouettes, the Madrid, Arizona, Boston, Gizeh and Mayari. We engineer and produce 100% of our products in the EU through our vertically integrated manufacturing operations, thereby ensuring each pair sold meets our rigorous quality standards. Our materials and components are primarily sourced from suppliers in Europe and processed under the highest environmental and social standards in the industry.

Our strongest, most developed segments are the Americas and Europe, which represented 54% and 36% of revenues in fiscal 2022, respectively. Our APMA segment has demonstrated considerable growth potential, which has not been fully realized historically due to the finite nature of our product supply as a result of limited production capacities, and our deliberate decisions to prioritize the Americas and Europe.

We optimize growth and profitability through a multi-channel DTC and B2B distribution strategy that we refer to as engineered distribution. We operate our channels synergistically, seeking to grow both simultaneously. We utilize the B2B channel to facilitate brand accessibility while steering consumers to our DTC channel, which offers our complete product range and access to our most desired and unique silhouettes. Across both channels, we execute a strategic allocation and product segmentation process, often down to the single door level, to ensure we sell the right product in the right channel at the right price point. This approach is centered on the strategic calibration of our ASP and employs key levers such as the expansion of our DTC channel, market conversions from third-party distributors, optimization of our wholesale partner network, increased overall share of premium products and strategic pricing. This process allows us to manage the finite nature of our production capacity with a rigorous focus on control of our brand image and profitability. As a result, we drive top-line growth and margins, prevent brand dilution and deepen our connection to consumers.

Our DTC footprint promotes direct consumer relationships and provides access to BIRKENSTOCK in its purest form. We have grown DTC revenues at a 42% CAGR between 2018 and 2022 as part of our deliberate strategy to increase DTC penetration. Our DTC channel enables us to express our brand identity, engage directly with our global fan base, capture real-time data on customer behavior and provide consumers with unique product access to our most distinctive styles. Additionally, our high levels of organic demand

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creation, together with higher ASPs, support consistently attractive profitability in the DTC channel, which reached a 38% share of revenues in fiscal 2022, up from 18% in fiscal 2018.

Since 2016, we have invested significantly in our online platform to support our DTC channel, establishing our own e-commerce sites in more than 30 countries with ongoing expansion into new markets. In fiscal 2022, e-commerce represented 89% of our DTC channel. In addition, as of May 1, 2023, we operate a network of approximately 45 owned retail stores, complementing our e-commerce channel with the live experience of our best product range. The largest concentration of our retail locations is in Germany, where we operate 20 locations. We have recently embarked on a disciplined strategy of opening new retail stores in attractive markets globally, including Soho and Brooklyn in New York City, Venice Beach in Los Angeles, Tokyo, London and Delhi.

Our wholesale strategy is defined by intentionality in partner selection and identifying the best partners in each segment and price point. We segment our wholesale product line availability into specific retailer quality tiers, ensuring we allocate the right product to the right channel for the right consumer. For example, we limit access to our premium 1774 and certain collaboration products to a curated group of brand partners.

For our wholesale partners, we are a “must carry” brand based on the enthusiasm with which our consumers pursue our products, as evidenced by our brand consistently being amongst the top performers in our core categories at most of our retail partners. We generate significantly more demand from existing and prospective wholesale customers than we can supply, putting us in an enviable position where we can create scarcity in the market and obtain favorable economic terms on wholesale distribution. The early placement of wholesale orders effectively determines sales to the end-consumer approximately six months in advance and aids in our production planning and allocation. In addition, sell-through transparency from important wholesalers provides real-time insight into the overall market and inventory dynamics.

During fiscal 2022, we worked with approximately 6,000 carefully selected wholesale partners in over 75 countries, ranging from orthopedic specialists to major department stores, to high end fashion boutiques. Our strategic partners also operated more than 350 mono-brand stores to provide our consumers a multi-channel experience in select markets.

Over a decade ago, the Birkenstock family brought in its first outside management team, commencing the present era of BIRKENSTOCK. Under the leadership and vision of Oliver Reichert, first as a General Manager in 2009 and then as the Chief Executive Officer beginning in 2013, we have transformed our business from a family-owned, production-oriented company into a global, professionally managed enterprise committed to growing our brand. In the current era, we have built on our legacy while continuing to revolutionize processes and strategies to unleash our global potential, growing revenues at a 20% CAGR from fiscal 2014 to fiscal 2022.

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Note: See “Presentation of Financial and Other Information — Financial Statements.”

Recent Financial Performance

Our powerful business model and consistent execution have delivered continuous top-line growth and an expanding margin profile. Our financial performance reflects the strong demand for our brand and the benefits of our engineered distribution model that delivers the right product for the right channel at the highest profit. This approach enables us to enjoy a rare combination of consistent, predictable growth, high levels of profitability and strong free cash flow generation, providing us with significant flexibility to invest in our operations and growth initiatives. This strategy has resulted in:

•	Revenues increasing from €727.9 million in fiscal 2020 to €1,242.8 million in fiscal 2022, a 31% two-year CAGR;

•	Number of units sold increasing at a 12% CAGR between fiscal 2020 and fiscal 2022;

•	ASP increasing at a 16% CAGR between fiscal 2020 and fiscal 2022;

•	DTC penetration increasing from 30% of revenues in fiscal 2020 to 38% of revenues in fiscal 2022;

•	Gross profit margin expanding from 55% in fiscal 2020 to 60% in fiscal 2022;

•	Adjusted gross profit margin expanding from 55% in fiscal 2020 to 62% in fiscal 2022;

•	Net profit increasing from €101.3 million in fiscal 2020 to €187.1 million in fiscal 2022; and

•

Adjusted EBITDA growing at a 49% two-year CAGR from €194.8 million in fiscal 2020 to €434.6 million in fiscal 2022, with Adjusted EBITDA margin expanding 8 percentage points from 27% in fiscal 2020 to 35% in fiscal 2022.

Non-IFRS Financial Measures

We report our financial results in accordance with IFRS; however, management believes that certain non-IFRS financial measures provide useful information in measuring the operating performance and financial condition of the Company and are used by management to make decisions. Management believes

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this information presents helpful comparisons of financial performance between periods by excluding the effect of certain non-recurring items.

These measures do not have a standardized meaning prescribed by IFRS and therefore they may not be comparable to similarly titled measures presented by other companies, and they should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS.

For reconciliations to the most directly comparable IFRS measure, see “Summary Consolidated Financial Information.”

Constant currency revenue and Constant currency revenue growth

	Successor		Predecessor
(In thousands of Euros)	Year ended September 30, 2022	2021 Successor and Predecessor Periods	Year ended September 30, 2020
Revenues	1,242,833	962,011	727,932
Constant currency revenue(a)	1,178,643	993,935	N/A
Constant currency revenue growth(a)	23%	37%	N/A

(a)	Unaudited

Our financial reporting currency is the Euro, and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. The majority of non-Euro transactions are denominated in USD.

The effect of currency exchange rates on our business is an important factor in understanding period-to-period comparisons, which in turn are used in financial and operational decision-making. By viewing our results of operations on a constant currency basis, the effects of foreign currency volatility, which is not indicative of our actual results of operations, are eliminated, enhancing the ability to understand our operating performance.

Constant currency information compares results between periods as if exchange rates had remained constant. We define Constant currency revenue as total revenue excluding the effect of foreign exchange rate movements and use them to determine Constant currency revenue growth on a comparative basis. Constant currency revenue is calculated by translating the current period foreign currency revenues using the prior period exchange rate. Constant currency revenue growth is calculated by determining the increase in current period revenues over prior period revenues, where current period foreign currency revenues are translated using prior period exchange rates. For example, USD denominated Constant currency revenue for fiscal 2022 were calculated using the rate of exchange of $1.1975 to €1 and USD denominated Constant currency revenue for 2021 Successor and Predecessor Periods were calculated using the rate of exchange of $1.1199 to €1.

Adjusted gross profit and Adjusted gross profit margin

	Successor		Predecessor
(In thousands of Euros, unaudited)	Year ended September 30, 2022	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Year ended September 30, 2020
Adjusted gross profit	774,169	261,871	286,150	399,634
Adjusted gross profit margin	62%	57%	57%	55%

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We define Adjusted gross profit as gross profit, exclusive of the impact on inventory valuation of applying the acquisition method of accounting for the Transaction Gross profit for fiscal 2022 and the 2021 Successor and Predecessor Periods reflect €24.4 million and €110.9 million, respectively, of such impacts. Adjusted gross profit margin is defined as adjusted gross profit for the period divided by revenues for the same period.

Adjusted EBITDA and Adjusted EBITDA margin

	Successor		Predecessor
(In thousands of Euros, unaudited)	Year ended September 30, 2022	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Year ended September 30, 2020
Adjusted EBITDA	434,555	140,340	152,000	194,784
Adjusted EBITDA margin	35%	30%	30%	27%

Adjusted EBITDA and Adjusted EBITDA margin are key performance measures that management uses to assess our operating performance, generate future operating plans and make strategic decisions regarding allocation of capital. Adjusted EBITDA is defined as net profit (loss) for the period adjusted for income tax expense (benefit), finance cost (net), depreciation and amortization, further adjusted for the effect of events such as: effects of applying the acquisition method of accounting for the Transaction, Transaction-related costs, IPO-related costs, realized and unrealized foreign exchange gain (loss) and other adjustment relating to non-recurring items such as restructuring, among others, as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures.” Adjusted EBITDA margin is defined as Adjusted EBITDA for the period divided by revenues for the same period.

Trends and Factors Affecting Our Results of Operations

Our business, results of operations and financial condition have been influenced and will continue to be influenced by the macroeconomic environment and the factors described below.

Ability to Increase Brand Awareness and Grow Consumer Base

Our ability to increase brand awareness and grow our consumer base has and will continue to contribute meaningfully to our performance. The function of our products and the power of our brand has enabled us to build our company largely through organic, unpaid sources, including word-of-mouth, repeat buying, earned media and high-profile influencer support, in addition to our 1774 collaborations office. These organic factors support a virtuous cycle of consumer consideration, trial, conversion and repeat purchase. According to the 2023 Consumer Survey, aided brand awareness, which we define as consumer awareness about the brand when specifically asked about the brand, in the United States is 68%. Future growth in our brand awareness will stem from a combination of organic, word-of-mouth marketing, brand collaborations, BIRKENSTOCK content production and disciplined investments in digital marketing.

Product Innovation and Expansion

The simultaneous innovation within and expansion of our product portfolio has contributed meaningfully to our performance. While we have a large product assortment comprised of over 700 silhouettes, our five iconic Core Silhouettes, the Madrid, Arizona, Boston, Gizeh and Mayari, represent the majority of our revenues. Apart from the Mayari, each of these product silhouettes has been on the market for decades, providing us with a highly predictable and consistent revenue base. Historically, we have driven revenue growth for a silhouette through color and material innovation, as well as expansion of usage

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occasions, enabling us to introduce updated and refreshed styles to create trends and drive consumer excitement.

We intend to continue investing in innovation within our product portfolio, as well as the development and introduction of new silhouettes and product categories. Recently, we have focused on growing our closed-toe silhouette assortment, which represented 20% and 15% of our revenues for fiscal 2022 and 2021, respectively. We believe our strategic focus on closed-toe silhouettes, which have significant revenue growth potential given high ASPs and broad applicability across seasons and usage occasions, has been successful. We also continue to invest in the orthopedic heritage of our brand, including our recently formed biomechanics team focused on driving new technical innovations. We see significant opportunities to deepen our product reach in functionally-driven footwear categories by creating highly functional products across a variety of usage occasions, including professional, active and outdoor, kids, home and orthopedic. We believe that innovations in these product categories will enable the BIRKENSTOCK brand to reach new consumers, balance seasonality and broaden usage occasions.

Global Growth Through Engineered Distribution

Our engineered distribution is rooted in the local market intelligence of our sales and commercial organization. The successful execution of regionally tailored market development strategies has and will continue to be a key determinant of our performance. Strategic assessment of, and adaptation to regional channel dynamics, market maturity levels, existing distribution networks and consumer preferences and buying behavior is a hallmark characteristic of our engineered distribution approach. We pioneered this engineered distribution model in our U.S. market, ultimately helping drive a 32% revenue CAGR in the U.S. between fiscal 2014 and fiscal 2022. This transformative approach now serves as a blueprint for all of our regions, where we have enacted strategies to effect conversions from third-party distribution to owned distribution, accelerate DTC penetration, strategically expand our retail footprint and increase share of closed-toe and other high ASP products. Building on our success in the U.S., we have consciously taken back distribution in key markets, including the UK, France, Canada, Japan and South Korea, reducing the share of business in third party distribution from 32% of revenues in fiscal 2018 to 14% in fiscal 2022.

Our strongest, most developed regions are the Americas, which accounted for 54% of revenues in fiscal 2022, and Europe, which accounted for 36% of revenues, while APMA represented 10% of revenues. APMA has demonstrated considerable growth potential, which historically has not been fully realized because of deliberate decisions to prioritize the Americas and Europe due to finite supply. With increasing available production capacity, we plan to further leverage our engineered distribution strategy in APMA, strategically allocating the right product across the right channels to educate consumers about BIRKENSTOCK and drive brand awareness, which we believe is key to expanding our presence and driving sales in the segment. While doing so, we plan to invest in infrastructure, distribution networks and personnel and marketing.

In the future, we will continue to leverage our engineered distribution model to expand in existing geographies, enter new markets and convert remaining distributor markets, as appropriate. To do so, we will deploy disciplined, regionally tailored approaches, allocating our production capacity across channels, regions and categories in a manner that supports continued growth and profitability.

Ability to Manage Seasonality and Inventory

Revenues from the sale of our footwear products generally skew towards the warmer months of the calendar year in our key markets, falling in our third and fourth fiscal quarters, ending in June and September, respectively. As a result, we typically build inventory between October and January through a rigorous planning process designed to optimize product availability and mitigate any possible supply and demand mismatch. Furthermore, we continue to diversify the seasonal exposure of our product portfolio by increasing the mix of closed-toe silhouettes, enabling us to serve additional usage occasions year-round.

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Over time, we expect the share of sandals and closed-toe silhouettes to become more balanced, a trend which is already apparent in the product mix growth of closed-toe silhouettes, which has approximately doubled between fiscal 2020 and fiscal 2022 and accounted for 20% of revenues for fiscal 2022.

Sourcing and Supply Chain Management

Raw materials, other consumables and personnel costs, including temporary personnel services, are our largest cost components. Our primary raw materials include components used for manufacturing uppers and footbeds, such as leather, synthetic materials (such as Birko-Flor, felt and textiles), buckles, cork, rubber, jute, soling sheets for the production of outsoles, EVA and polyurethane. Our exposure to price fluctuations in materials costs and the availability of raw materials, particularly leather, jute and cork, impact our margins and affect our financial results. We manage exposure to price increases and volatility through long-term relationships with suppliers, entering into flexible contracts that range from 3 to 6 months. We forward purchase a portion of our raw materials and consumables to cover our manufacturing and production requirements, ensuring an uninterrupted supply of finished footwear products to our consumers. In addition, our breadth of suppliers allows us greater control of our cost base.

Effects of Foreign Currency Fluctuations

Transactional

As a result of the geographic diversity of our customers and operations, we generate a significant portion of our revenues and incur a significant portion of our expenses in currencies other than the Euro, including USD, CAD, GBP and, to a lesser extent, various other currencies. As a result of our significant presence in the United States, we are particularly exposed to fluctuations in the exchange rate of the Euro to USD, and a large portion of our current indebtedness is denominated in USDs. We are also exposed to currency exchange risks as a result of an increasing mix of revenues invoiced and expenses incurred in local currencies, particularly by our subsidiaries in the U.S. We generally seek to align costs with revenues denominated in the same currency, but we are not always able to do so, and our results of operations and financial condition will continue to be impacted by the volatility of the Euro against the USD. We manage our various currency exposures through economic hedging strategies. We annually evaluate the budgeted exchange rates for the following business year and consider the currency market outlook in determining our overall hedging strategy and activities for the next business year. We adjust our hedging strategies from time to time during the year as needed. Between FY 2020 and FY 2022, our hedging ratio was between 40% (minimum) and 60% (maximum) of our USD exposure on contracted forecasted sales to our subsidiary in the U.S. We use forward exchange contracts and forward exchange swaps and currency options to hedge our currency risks, most of which have a maturity date of less than one year from the date of initiation. Exchange rate fluctuations, particularly with respect to the exchange rate of the Euro to the USD, have had and are expected to have an impact on the results of our operations. In respect to other monetary assets and liabilities denominated in foreign currencies, we aim to manage our net exposure by buying or selling foreign currencies at spot rates.

Translational

We report our historical consolidated financial statements in Euro. When translating a subsidiary’s respective functional currency into our reporting currency, assets and liabilities of foreign operations, including goodwill, are translated using the exchange rates at the reporting date. Income and expense items are translated using the average exchange rates prevailing during the period. Equity is translated at historical exchange rates. All resulting foreign currency translation differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve. See Note 3: “Significant Accounting Polices” to our consolidated financial statements included elsewhere in this prospectus for further discussion on the translational impact of foreign currency.

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Impact of the COVID-19 Pandemic

The outbreak and spread of COVID-19 and the resulting worldwide economic impact have affected, and may continue to affect, our business, financial condition and results of operations. The COVID-19 pandemic negatively impacted the global economy, disrupted global supply chains and created significant volatility in the financial markets. The outbreak led to the implementation of restrictive measures by federal, state and local government authorities in an effort to contain COVID-19. To serve our customers while also providing for the safety of our employees, we adapted numerous aspects of our manufacturing, logistics and infrastructure, transportation, supply chain, purchasing, corporate and third-party processes. We incurred incremental and idle costs for COVID-19-related training as well as additional costs associated with production and store shut-downs in fiscal 2020 and 2021.

Factors Affecting Comparability of Financial Information

The Transaction

Effective April 30, 2021, Birkenstock Group Limited (formerly known as BK LC Lux Finco 2 S.à r.l.), which was incorporated on February 19, 2021, directly acquired the BIRKENSTOCK Group by way of the acquisition of shares and certain assets that comprised the BIRKENSTOCK Group (the “Transaction”). For additional information regarding the Transaction, including details of the consideration transferred and the fair values of assets acquired and liabilities assumed, refer to Note 6: “Business Combinations” to the consolidated financial statements appearing elsewhere in this prospectus. Prior to the Transaction, Birkenstock Group Limited had no material assets or liabilities and is considered the “Successor” to the “Predecessor” BIRKENSTOCK Group. The Transaction was accounted for as a business combination using the acquisition method of accounting, and the Successor financial statements reflect a new basis of accounting that is based on the fair value of assets acquired and liabilities assumed as of the effective date of the Transaction. As a result of the application of the acquisition method of accounting, the financial statements for the Predecessor periods and for the Successor periods are presented on a different basis of accounting and are, therefore, not comparable, although they are all presented in accordance with IFRS.

The Company’s financial statement presentation distinguishes the Company’s presentations into two distinct periods, the Successor Periods and the Predecessor Periods. The Predecessor Periods and Successor Periods have been separated by a vertical black line on the consolidated financial statements to highlight the fact that the financial information for such periods has been prepared under two different cost bases of accounting.

In addition, management believes reviewing the Company’s operating results for fiscal 2021, by combining the results of the 2021 Predecessor Period and the 2021 Successor Period, which we refer to as the “2021 Successor and Predecessor Periods,” is more useful in discussing our overall operating performance when compared to fiscal 2022 and fiscal 2020.

For the purpose of performing a comparison, we have prepared supplemental unaudited pro forma combined financial information for fiscal 2021 and unaudited pro forma financial information for fiscal 2020, which gives effect to the Transaction as if it had occurred on October 1, 2019 and which we refer to as the “Unaudited Combined Pro Forma for fiscal 2021” and “Unaudited Pro Forma for fiscal 2020”. To provide a more meaningful comparison, we are supplementally presenting a comparison of fiscal 2022 with the Unaudited Combined Pro Forma for fiscal 2021 as well as a comparison of the Unaudited Combined Pro Forma for fiscal 2021 with the Unaudited Pro Forma for fiscal 2020.

Except for the specific pro forma adjustments, outlined in the tables below, to arrive at the Unaudited Combined Pro Forma for fiscal 2021, the underlying drivers for the change in fiscal 2022 compared to fiscal 2021 as well as the change in fiscal 2022 compared to the Unaudited Combined Pro Forma for fiscal 2021, are the same.

Except for the specific pro forma adjustments, outlined in the tables below, to arrive at the Unaudited Combined Pro Forma for fiscal 2021 and Unaudited Pro Forma for fiscal 2020, the underlying drivers for

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the change in fiscal 2021 compared to fiscal 2020, as well as the change in Unaudited Combined Pro Forma for fiscal 2021 compared to Unaudited Pro Forma for fiscal 2020, are the same.

The unaudited pro forma combined financial information and unaudited pro forma financial information have been prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The Unaudited Combined Pro Forma for fiscal 2021 and the Unaudited Pro Forma for fiscal 2020 do not purport to represent what our actual consolidated results of operations would have been had the Transaction occurred on October 1, 2019, nor is it necessarily indicative of future consolidated results of operations. The Unaudited Combined Pro Forma for fiscal 2021 and the Unaudited Pro Forma for fiscal 2020 are being discussed herein for informational purposes only and do not reflect any operating efficiencies or potential cost savings that may result from the consolidation of operations.

The pro forma adjustments made to give effect to the Transaction, as if it had occurred on October 1, 2019, are summarized in the tables below. The transaction accounting adjustments consist of those that were necessary to account for the Transaction. Separately, subsidiaries of the Company issued debt financing in the form of a variable rate Term Loan with a EUR 375 million tranche and a USD 850 million tranche, a 4.37% fixed-rate Vendor Loan in the amount of EUR 275 million and 5.25% fixed-rate Senior Notes in the amount of EUR 430 million which were used to fund the Transaction. The adjustments related to the issuance of this debt are shown in a separate column as “Other transaction accounting adjustments.”

Unaudited Combined Pro Forma for fiscal 2021:

	Predecessor	Successor
(in thousands of Euros)	Period October 1, 2020 through April 30, 2021	Period May 1, 2021, through September 30, 2021	Transaction accounting adjustments	Other transaction accounting adjustments	Note	Unaudited Combined Pro Forma Year ended September 30, 2021
Revenues	499,347	462,664	114	—	(a)	962,125
Cost of sales	(213,197)	(311,693)	108,412	—	(a), (b), (c)	(416,477)

Gross profit	286,150	150,971	108,526	—		545,648

Operating expenses
Selling and distribution expenses	(111,808)	(123,663)	(16,460)	—	(a), (c)	(251,930)
General administration expenses	(52,628)	(31,039)	1,567	—	(a), (d)	(82,100)
Foreign exchange gain (loss)	(1,523)	20,585	(53)	—	(a)	19,009
Other income, net	1,280	(1,673)	12	—	(a)	(381)

Profit (loss) from operations	121,471	15,181	93,593	—		230,247

Finance income (cost), net	(1,753)	(28,958)	(11)	(48,916)	(a), (e)	(79,638)

Profit (loss) before tax	119,718	(13,777)	93,582	(48,916)		150,609

Income tax (expense) benefit	(20,694)	(3,428)	(20,471)	10,418	(a), (f)	(34,172)

Net profit (loss)	99,024	(17,205)	73,111	(38,498)		116,437

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Unaudited Pro Forma for fiscal 2020:

	Predecessor
(in thousands of Euros)	Year ended September 30, 2020	Transaction accounting adjustments	Other transaction accounting adjustments	Note	Unaudited Pro Forma Year ended September 30, 2020
Revenues	727,932	616	—	(a)	728,548
Cost of sales	(328,298)	(139,974)	—	(a), (b), (c)	(468,272)

Gross profit	399,634	(139,358)	—		260,276

Operating expenses
Selling and distribution expenses	(187,615)	(28,503)	—	(a), (c)	(216,118)
General administration expenses	(66,896)	(4,176)	—	(a), (d)	(71,071)
Foreign exchange gain (loss)	(15,984)	(74)	—	(a)	(16,058)
Other income, net	245	20	—	(a)	266

Profit (loss) from operations	129,384	(172,091)	—		(42,706)

Finance income (cost), net	(3,950)	(39)	(83,179)	(a), (e)	(87,169)

Profit (loss) before tax	125,434	(172,131)	(83,179)		129,875

Income tax (expense) benefit	(24,116)	31,805	15,992	(a), (f)	23,680

Net profit (loss)	101,318	(140,326)	(67,187)		(106,195)

(a)

Represents the adjustment to consolidate the business relating to Birkenstock Cosmetics GmbH & Co. KG (including its subsidiaries) and Birkenstock Immobilien GmbH & Co. KG, together referred to as the “Predecessor Unconsolidated Entities,” as this business is part of the successor consolidation group, but not the predecessor consolidation group. In the Unaudited Combined Pro Forma for fiscal 2021, this results in an increase in Corporate/Other Revenue of €0.1 million, an increase in cost of sales of €0.1 million, an increase in Selling and distribution expenses of €1.6 million, an increase in General and administration expenses of €0.9 million, an increase in Foreign exchange loss of €0.1 million, and negligible increases in Other income, net, Finance cost, net and Income tax expense. In the Unaudited Pro Forma for fiscal 2020, this results in an increase in Corporate/Other Revenue of €0.6 million, an increase in cost of sales of €0.7 million, an increase in Selling and distribution expenses of €3.0 million, an increase in General and administration expenses of €1.7 million, an increase in Foreign exchange loss of €0.1 million, negligible increases in Other income, net and Finance cost, net and an increase in Income tax expense of €0.4 million.

(b)

Represents the effect of applying the acquisition method of accounting for the Transaction to inventory valuation and the subsequent impact on costs of sales. In the 2021 Successor period, cost of sales included inventory that had been measured at fair value as part of the Transaction. Therefore, this effect in the amount of €110.9 million for the 2021 Successor period (estimated using the FIFO assumption) is reversed in the Unaudited Combined Pro Forma for fiscal 2021. The remaining effect of applying the acquisition method of accounting for the Transaction to inventory valuation and the subsequent impact on costs of sales in the amount of €24.4 million, was realized in the first quarter of fiscal 2022, on a FIFO basis. If the Transaction had occurred on October 1, 2019, then the full effect of €135.3 million would have been realized in cost of sales in fiscal 2020 therefore this amount is reflected in the Unaudited Pro Forma for fiscal 2020.

(c)

Represents additional depreciation and amortization expense for each full fiscal year related to intangible assets amortization and property, plant and equipment depreciation for the effect of applying the acquisition method of accounting. Additional property, plant and equipment depreciation of €2.4 million and €4.0 million for the Unaudited Combined Pro Forma for fiscal 2021 and Unaudited Pro Forma for fiscal 2020, respectively, are included in cost of sales, because the assets are predominantly used in production. Additional intangible assets amortization of €14.9 million and €25.5 million for the Unaudited Combined Pro Forma for fiscal 2021 and Unaudited Pro Forma for

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fiscal 2020, respectively, are included in Selling and distribution expenses because such amortization relates to the Customer relationship intangible asset.
(d)

Represents transaction costs which were incurred after the Transaction in the amount of €2.5 million. In the Unaudited Combined Pro Forma for fiscal 2021, these costs are derecognized, and such transaction costs are recognized in the Unaudited Pro Forma for fiscal 2020, reflecting the pro forma assumption of the timing of the Transaction. Prior to the Transaction date (from inception), the Successor incurred costs related to the Transaction and minimal expenses related to the formation of the entity totaling €25.1 million, see Note 2: “Basis of Presentation — Predecessor and successor periods” to the consolidated financial statements appearing elsewhere in this prospectus. Such amounts are not reflected in these pro forma financial statements as they would be reflected as incurred prior to October 1, 2019.

(e)

Represents recognition for a full fiscal year of the interest expense and amortization of the debt issuance costs in the amount of €48.9 million and €83.2 million for the Unaudited Combined Pro Forma for fiscal 2021 and the Unaudited Pro Forma for fiscal 2020, respectively, related to debt raised in accordance with the Transaction.

(f)

Represents tax impact of the pro forma adjustments calculated based on an estimated annual effective tax rate of 23% for the Unaudited Combined Pro Forma for fiscal 2021 and 19% for the Unaudited Pro Forma for fiscal 2020. The effective tax rate for the Unaudited Combined Pro Forma for fiscal 2021 was derived from the weighted actual effective tax rate for fiscal 2022 and the 2021 Predecessor Period, as the actual effective tax rate for the 2021 Successor period is not representative due to the loss before tax incurred in that period. The effective tax rate for the Unaudited Pro Forma for fiscal 2020 was derived from the actual effective tax rate for the 2020 Predecessor period.

Segments

Our three reportable segments align with our geographic operational hubs: the Americas, Europe, and APMA as described above, which contributed 54%, 36%, and 10% of revenues, respectively, in fiscal 2022. The Americas includes, among other markets, the United States, Brazil, Canada and Mexico. The United States is our largest and most important market in the Americas. Europe includes, among others, the key markets of Germany, France and the United Kingdom. Germany, the country of our primary operations and where the BIRKENSTOCK brand originated, accounts for the largest percentage of revenues in Europe. The largest markets in APMA include Japan, Australia, South Korea, United Arab Emirates and India.

Revenues and costs not directly managed nor allocated to the geographic operational hubs are recorded in Corporate/Other. Corporate/Other immaterially contributed to our revenues in fiscal 2022.

Components of our Results of Operations

Revenues

Revenues are primarily recognized from the sale of our products, including sandals, closed-toe silhouettes and other products, such as skincare and accessories.

We are currently distributed in more than 90 countries across three reporting segments: Americas, Europe and APMA. Within each segment, we manage a multi-channel distribution strategy, divided between our DTC and B2B channels. Both channels are important to our strategy and provide differentiated economic benefits and insights.

B2B revenues are typically recognized when control of the goods has transferred, depending on the agreement with the customer. Following delivery, the customer has the primary responsibility to sell the goods and bears the risks of obsolescence and loss in relation to the goods.

DTC channel revenues are recognized when control of the goods has transferred, either upon shipment to e-commerce consumers or at the point of sale in retail stores. Payment of the transaction price is due immediately when the consumer purchases the goods. When the control of goods has

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transferred, a refund liability recorded in other current financial liabilities and a corresponding adjustment to revenues is recognized for those products expected to be returned. The Company has a right to recover the product when consumers exercise their right of return, and resultingly recognizes a right to return goods asset included in other current assets and a corresponding reduction to cost of sales.

Other revenues are comprised of revenues not directly allocated to the geographical operating segments, as well as revenues generated by non-product categories. These categories include skincare and license revenues from fees paid to us by our licensees in exchange for the use of our trademarks on their products (primarily our sleep systems business). In addition, other revenues consist of revenues from real estate rentals and the sale of recyclable scrap materials from the production process.

Cost of sales

Cost of sales is comprised primarily of four types of expenditures: (i) raw materials, (ii) consumables and supplies, (iii) purchased merchandise and (iv) personnel costs, including temporary personnel services. Additionally, it includes overhead costs for the production sites. Freight charges for transfer of work-in-progress inventory between production plants, logistical centers and warehouses as well as inbound freight for raw materials are also included in cost of sales. Cost of sales reflect the portion of costs which correspond to the units sold in a given period.

Gross profit and gross profit margin

Gross profit is revenues less cost of sales and gross profit margin measures our gross profit as a percentage of revenues.

Selling and distribution expenses

Selling and distribution expenses are comprised of our selling, marketing, product innovation and supply chain costs. These expenses are incurred to support and expand our wholesale partner relationships, grow brand awareness and deliver our products to B2B partners, e-commerce consumers and retail stores. These expenses include personnel expenses for sales representatives, processing fees in the DTC channel and depreciation and amortization expenses for store leases, customer relationships and other intangible assets.

Selling costs generally correlate with revenue recognition timing and, therefore, experience similar seasonal trends to revenues with the exception of retail store costs, which are primarily fixed and incurred evenly throughout the year. As a percentage of revenues, we expect these selling costs to increase modestly as our business evolves. This increase is expected to be driven primarily by the relative growth of our DTC channel, including the investment required to support additional e-commerce sites and retail stores.

Distribution expenses are largely variable in nature and primarily relate to leasing and third-party expenses for warehousing inventories and transportation costs associated with delivering products from distribution centers to B2B partners and end-consumers.

General and administrative expenses

General and administrative expenses consist of costs incurred in our corporate service functions, such as finance expenses, legal and consulting fees, HR and IT expenses and global strategic project costs. More specifically, the nature of these costs relates to corporate personnel costs (including salaries, variable incentive compensation and benefits), other professional service costs, rental and leasing expenses for corporate real estate, depreciation and amortization related to software, patents and other rights. General and administrative expenses will increase as we grow and become a publicly traded company. We expect these expenses to decrease as a percentage of revenues as we grow due to economies of scale.

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Foreign exchange gain/(loss)

The foreign currency exchange gain/(loss) consists primarily of differences in foreign exchange rates between the currencies in which our subsidiaries transact and their functional currencies as measured on the respective transaction date.

Finance income/(cost), net

Finance income represents interest earned from third party providers and income from the potential revaluation of the embedded derivative of the Notes.

Finance costs are comprised of interest payable to third party providers for term loan financing arrangements, Notes, Vendor Loan, leases, employee benefits, as well as expenses from the potential revaluation of the embedded derivative of the Notes. Finance costs are recognized in the consolidated income statement based on the effective interest method.

Income tax (expense) benefit

Income tax includes current income tax and income tax credits from deferred tax. Income tax is recognized in profit and loss except to the extent that it relates to items recognized in equity or other comprehensive income in which case the income tax expense is also recognized in equity or other comprehensive income. We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. Our subsidiaries in Germany and the U.S. primarily determine the effective tax rate.

Results of Operations

Comparison of fiscal 2022 to the 2021 Predecessor Period and the 2021 Successor Period, as well as a comparison of fiscal 2022 to the Unaudited Combined Pro Forma for fiscal 2021

	Successor		Predecessor		Historical		Unaudited Combined Pro Forma
(In thousands of Euros)	Year ended September 30, 2022	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Unaudited Combined Pro Forma Year ended September 30, 2021	€ Change	% Change	€ Change	% Change
Revenues	1,242,833	462,664	499,347	962,125	280,822	29%	280,708	29%
Cost of sales	(493,031)	(311,693)	(213,197)	(416,477)	31,859	(6)%	(76,554)	18%

Gross profit	749,802	150,971	286,150	545,648	312,681	72%	204,154	37%

Operating expenses
Selling and distribution expenses	(347,371)	(123,663)	(111,808)	(251,930)	(111,900)	48%	(95,441)	38%
General administrative expenses	(86,589)	(31,039)	(52,628)	(82,100)	(2,922)	3%	(4,489)	5%
Foreign exchange gain (loss)	45,516	20,585	(1,523)	19,009	26,454	139%	26,507	139%
Other income (net)	1,669	(1,673)	1,280	(381)	2,062	(525)%	2,050	(538)%

Profit (loss) from operations	363,027	15,181	121,471	230,247	226,375	166%	132,780	58%
Finance income (cost), net	(112,503)	(28,958)	(1,753)	(79,638)	(81,792)	266%	(32,865)	41%

Profit (loss) before tax	250,524	(13,777)	119,718	150,609	144,583	136%	99,915	66%
Income tax (expense) benefit	(63,413)	(3,428)	(20,694)	(34,172)	(39,291)	163%	(29,241)	86%

Net profit (loss)	187,111	(17,205)	99,024	116,437	105,292	129%	70,674	61%

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Revenues

Revenues for fiscal 2022 increased by €280.8 million, or 29%, to €1,242.8 million from €962.0 million for the 2021 Successor and Predecessor Periods. The increase was primarily driven by a 25% increase in ASP resulting from higher DTC penetration arising from higher DTC channel volumes and the exit of certain distribution and wholesale partnerships in key markets. The increase in ASP was also driven by a retail price increase, increased allocation of products to regions with higher ASP, an increase in the sale of strategic product categories with higher price points, such as closed-toe silhouettes, leather products and shearling products and the appreciation of the USD relative to the Euro. On a constant currency basis, revenues increased by 23%. The number of units sold increased by 3% to 29.2 million for fiscal 2022 from 28.2 million for the 2021 Successor and Predecessor Periods, further contributing to the revenue growth. This increase was driven by strong consumer demand globally for our products, resulting in revenue growth being achieved in all regions.

Revenues for fiscal 2022 increased by €280.7 million, or 29%, to €1,242.8 million from €962.1 million for the Unaudited Combined Pro Forma for fiscal 2021. In addition to the detail described in the paragraph above, the variance reflects additional revenues of €0.1 million for the Unaudited Combined Pro Forma for fiscal 2021 relating to the Predecessor Unconsolidated Entities.

Revenues by channel

	Successor		Predecessor		Historical		Unaudited Combined Pro Forma
(In thousands of Euros)	Year ended September 30, 2022	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Unaudited Combined Pro Forma Year ended September 30, 2021	€ Change	% Change	€ Change	% Change
B2B	772,883	271,559	362,360	633,919	138,964	22%	138,964	18%
DTC	466,668	190,216	136,022	326,238	140,430	43%	140,430	43%
Corporate/Other	3,282	889	965	1,968	1,428	77%	1,314	67%

Total Revenues	1,242,833	462,664	499,347	962,125	280,822	29%	280,708	23%

Revenues generated by our B2B channel for fiscal 2022 increased by €139.0 million, or 22%, to €772.9 million from €633.9 million for the 2021 Successor and Predecessor Periods and the Unaudited Combined Pro Forma for fiscal 2021. This increase was attributable to the effects of our engineered distribution model, further supported by a favorable category mix shift towards higher ASP product categories, and a retail price increase.

Revenues generated by our DTC channel for fiscal 2022 increased by €140.4 million, or 43%, to €466.7 million from €326.2 million for the 2021 Successor and Predecessor Periods and the Unaudited Combined Pro Forma for fiscal 2021. This increase was attributable to increased consumer demand in all regions, particularly on our e-commerce sites, and a retail price increase. Our retail stores demonstrated a strong recovery as COVID-19 restrictions eased and consumer demand accelerated. DTC penetration grew to 38% for fiscal 2022 from 34% for the 2021 Successor and Predecessor Periods and the Unaudited Combined Pro Forma for fiscal 2021.

Other revenues for fiscal 2022 increased by €1.4 million, or 77%, to €3.3 million from €1.9 million for the 2021 Successor and Predecessor Periods, and by €1.3 million, or 67%, to €3.3 million from €2.0 million for the Unaudited Combined Pro Forma for fiscal 2021. The increase was primarily attributable to increased sales of leather material to our supplier for footbed cuttings as well as increased sales of recyclable scrap materials from the production process.

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Cost of sales

	Successor		Predecessor		Historical		Unaudited Combined Pro Forma
(In thousands of Euros)	Year ended September 30, 2022	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Unaudited Combined Pro Forma Year ended September 30, 2021	€ Change	% Change	€ Change	% Change
Cost of Sales	(493,031)	(311,693)	(213,197)	(416,477)	31,859	(6)%	(76,554)	18%

Cost of sales for fiscal 2022 decreased by €31.9 million, or 6%, to €493.0 million from €524.9 million for the 2021 Successor and Predecessor Periods. The decrease was primarily attributable to the impact on inventory valuation of applying the acquisition method of accounting for the Transaction of €24.4 million for fiscal 2022 and €110.9 million for the 2021 Successor and Predecessor Periods. Excluding the effects of applying the acquisition method of accounting for the Transaction, cost of sales increased by €54.6 million, or 13%. The increase was primarily due to 3% growth in the number of units sold and €25.0 million of higher personnel costs. Higher personnel costs were driven by a higher overall level of full-time production workforce, replacing certain temporary workers, as well as wage and salary increases. Additionally, prices for certain core input materials increased in fiscal 2022, including EVA granulate, sole sheets, folding boxes and leather.

Cost of sales for fiscal 2022 increased by €76.6 million, or 18%, to €493.0 million from €416.5 million for the Unaudited Combined Pro Forma for fiscal 2021. The cost of sales for the Unaudited Combined Pro Forma for fiscal 2021 reflects a reversal of the effect of applying the acquisition method of accounting for the Transaction to inventory valuation and subsequent impact on costs of sales in the amount of €110.9 million. In addition, the cost of sales for the Unaudited Combined Pro Forma for fiscal 2021 includes additional depreciation for property, plant and equipment depreciation for the effect of applying the acquisition method of accounting.

Gross profit and gross profit margin

	Successor		Predecessor		Historical		Unaudited Combined Pro Forma
(In thousands of Euros)	Year ended September 30, 2022	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Unaudited Combined Pro Forma Year ended September 30, 2021	Change	% Change	Change	% Change
Gross profit	749,802	150,971	286,150	545,648	312,681	72%	204,154	37%
Gross profit margin	60%	33%	57%	57%	15 pp		3 pp

Gross profit for fiscal 2022 increased by €312.7 million, or 72%, to €749.8 million from €437.1 million for the 2021 Successor and Predecessor Periods. The increase was partially attributable to the impact on inventory valuation of applying the acquisition method of accounting for the Transaction of €24.4 million for fiscal 2022 and €110.9 million for the 2021 Successor and Predecessor Periods. Gross profit margin for fiscal 2022 increased by 15 percentage points, to 60% from 45% for the 2021 Successor and Predecessor Periods. The increase in gross profit and gross profit margin was due to 3% growth in the number of units sold and an increase in ASP driven by a number of factors, including increased DTC penetration, increased sales of products with higher price points and a retail price increase. These factors more than offset the impact of increased costs for certain input materials, including EVA granulate, sole sheets, folding boxes and leather.

Gross profit for fiscal 2022 increased by €204.2 million, or 37%, to €749.8 million from €545.6 million for the Unaudited Combined Pro Forma for fiscal 2021. Gross profit margin for fiscal 2022 increased by 3 percentage points, to 60% from 57% for the Unaudited Combined Pro Forma for fiscal 2021. For a

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like-for-like comparison of both periods, the effects of the application of the acquisition method of accounting have been adjusted in the Unaudited Combined Pro Forma for fiscal 2021. The adjustments include the reversal of the effects of the application of the acquisition method of accounting for the Transaction to inventory valuation, totaling €110.9 million, partially offset by additional depreciation expense of €2.4 million for property, plant and equipment due to the effect of applying the acquisition method of accounting.

Selling and distribution expenses

	Successor		Predecessor		Historical		Unaudited Combined Pro Forma
(In thousands of Euros)	Year ended September 30, 2022	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Unaudited Combined Pro Forma Year ended September 30, 2021	€ Change	% Change	€ Change	% Change
Selling and distribution expenses	(347,371)	(123,663)	(111,808)	(251,930)	(111,900)	48%	(95,441)	38%

Selling and distribution expenses for fiscal 2022 increased by €111.9 million, or 48%, to €347.4 million from €235.5 million for the 2021 Successor and Predecessor Periods. The overall increase in selling and distribution expenses was primarily driven by higher other operating expenses of €73.6 million, largely consisting of increased fulfillment and marketing costs associated with the growth of our DTC channel. In addition, freight costs increased due to higher shipment volumes and increased shipping container rates. Depreciation and amortization charges increased by €24.6 million following the full-year effect of amortizing the customer relationships intangible asset for fiscal 2022, as well as the addition of a new distribution center lease in Germany. Personnel costs increased by €13.6 million due to increased headcount, third-party to owned distribution conversions in certain markets and wage increases. Overall, selling and distribution expenses increased at a rate higher than revenues and thus, as percentage of revenues, selling and distribution expenses increased to 28% for fiscal 2022 compared to 24% for the 2021 Successor and Predecessor Periods.

Selling and distribution expenses for fiscal 2022 increased by €95.4 million, or 38%, to €347.4 million from €251.9 million for the Unaudited Combined Pro Forma for fiscal 2021. In addition to the detail described in the paragraph above, the variance is driven by the inclusion of amortization of the customer relationships intangible asset of €14.9 million for the Unaudited Combined Pro Forma for fiscal 2021, reflecting a full year of amortization. For a like-for-like comparison, this amortization has been added to the Unaudited Combined Pro Forma for fiscal 2021, as well as a selling and distribution expense adjustment of €1.6 million relating to the Predecessor Unconsolidated Entities.

General and administrative expenses

	Successor		Predecessor		Historical		Unaudited Combined Pro Forma
(In thousands of Euros)	Year ended September 30, 2022	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Unaudited Combined Pro Forma Year ended September 30, 2021	€ Change	% Change	€ Change	% Change
General administrative expenses	(86,589)	(31,039)	(52,628)	(82,100)	(2,922)	3%	(4,489)	5%

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General and administrative expenses for fiscal 2022 increased by €2.9 million, or 3%, to €86.6 million from €83.7 million for the 2021 Successor and Predecessor Periods. The increase was primarily due to higher personnel costs arising from additional personnel for our global support functions, as well as wage and salary increases. As percentage of revenues, general administration expenses decreased to 7% for fiscal 2022 compared to 9% for the 2021 Successor and Predecessor Periods.

General administrative expenses for fiscal 2022 increased by €4.5 million, or 5%, to €86.6 million from €82.1 million for the Unaudited Combined Pro Forma for fiscal 2021. In addition to the detail described in the paragraph above, for a like-for-like comparison of both periods, the variance is driven by the reversal of expensed transaction costs which have been excluded from the Unaudited Combined Pro Forma for fiscal 2021, partially offset by additional general administration expense of €0.9 million relating to the Predecessor Unconsolidated Entities.

Foreign exchange gain (loss)

The foreign exchange gain (net) for fiscal 2022 increased by €26.5 million to €45.5 million from €19.1 million for the 2021 Successor and Predecessor Periods and the Unaudited Combined Pro Forma for fiscal 2021. The overall increase in the gain was primarily due to transactional effects of foreign currency fluctuations arising from an increasing mix of revenues invoiced in local currencies, particularly those generated by our subsidiaries in the U.S. In addition, foreign exchange gains from intercompany loans contributed to the increase.

Finance cost, net

Finance cost, net, for fiscal 2022, increased by €81.8 million, or 266%, to €112.5 million from €30.7 million for the 2021 Successor and Predecessor Periods. Finance cost, net, increased as a result of the new capital and financing structure put in place in April 2021 in conjunction with the Transaction. For the 2021 Predecessor Period, minimal finance costs were incurred as our indebtedness related to drawings under a €250 million syndicated unsecured revolving credit facility agreement which remained in place until April 30, 2021. In addition, finance costs increased due to rising interest rates for USD and Euro term loans, which bear floating interest rates. Overall, interest expenses for loans increased by €45.3 million. Additional drivers of the increase in finance costs included the revaluation impact of €32.3 million arising from the embedded derivative of the Notes, as well as increased interest expenses from leases of €1.0 million.

Finance cost, net, for fiscal 2022, increased by €32.9 million, or 41%, to €112.5 million from €79.6 million for the Unaudited Combined Pro Forma for fiscal 2021. The main pro forma adjustment for the Unaudited Combined Pro Forma for fiscal 2021 was related to the inclusion of the full-year effect of the new financing structure.

Income tax expense

Income tax expense for fiscal 2022 increased by €39.3 million, or 163%, to €63.4 million from €24.1 million for the 2021 Successor and Predecessor Periods. For the year ended September 30, 2022, the effective tax rate was 25% compared to 23% for the 2021 Successor and Predecessor Periods.

Income tax expense for fiscal 2022 increased by €29.2 million to €63.4 million from €34.2 million for the Unaudited Combined Pro Forma for fiscal 2021. For fiscal 2022, the effective tax rate was 25% compared to 23% for the Unaudited Combined Pro Forma for fiscal 2021.

Given our global operations, the effective tax rate is largely impacted by increased earnings before taxes in Europe and Americas in fiscal 2022. The 2021 Successor and Predecessor Periods effective tax rate is largely impacted by extraordinary effects resulting from the Transaction.

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Adjusted EBITDA and Adjusted EBITDA margin for the Group

	Successor		Predecessor	Historical
(In thousands of Euros)	Year ended September 30, 2022	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Change	% Change
Adjusted EBITDA	434,555	140,340	152,000	142,215	49%
Adjusted EBITDA margin	35%	30%	30%	5 pp

Adjusted EBITDA for fiscal 2022 increased by €142.2 million, or 49%, to €434.6 million from €292.3 million for the 2021 Successor and Predecessor Periods, primarily due to revenue growth of 29% arising from an increase in ASP and unit volumes sold. In addition, we generated greater profitability by selling in our own DTC channels and by selling products with higher price points. We implemented a retail sales price increase early in fiscal 2022, more than offsetting price increases for input materials. Adjusted EBITDA margin for fiscal 2022 increased 5 percentage points to 35% from 30% for the 2021 Successor and Predecessor Periods, primarily due to the 25% increase in ASP.

Revenues by segment:

	Successor		Predecessor		Historical		Unaudited Combined Pro Forma
(In thousands of Euros)	Year ended September 30, 2022	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Unaudited Combined Pro Forma Year ended September 30, 2021	€ Change	% Change	€ Change	% Change
Americas	667,387	223,110	264,883	487,993	179,394	37%	179,394	37%
Europe	449,131	191,226	184,066	375,292	73,839	20%	73,839	20%
APMA	123,033	47,439	49,433	96,872	26,161	27%	26,161	27%

Total reportable segment revenues	1,239,551	461,775	498,382	960,157	279,394	29%	279,394	29%
Corporate/Other	3,282	889	965	1,968	1,428	77%	1,315	67%

Group revenues	1,242,833	462,664	499,347	962,124	280,822	29%	280,709	29%

Revenues for the Americas segment for fiscal 2022 increased by €179.4 million, or 37%, to €667.4 million from €488.0 million for the 2021 Successor and Predecessor Periods and Unaudited Combined Pro Forma for fiscal 2021, with strong consumer demand driving increased revenues in both the DTC and B2B channels. Revenue growth was supported by an increase in both unit volumes sold and ASP.

Revenues for the Europe segment for fiscal 2022 increased by €73.8 million, or 20%, to €449.1 million from €375.3 million for the 2021 Successor and Predecessor Periods and Unaudited Combined Pro Forma for fiscal 2021, largely due to increased levels of controlled distribution. Specifically, we exited distribution agreements with certain distribution and wholesale partners in certain markets, and simultaneously achieved strong growth in our DTC channel. In addition, we increased retail prices for select product groups across all channels and closed owned off-price stores in some markets, resulting in an increase in ASP.

Revenues for the APMA segment for fiscal 2022 increased by €26.2 million, or 27%, to €123.0 million from €96.9 million for the 2021 Successor and Predecessor Periods and Unaudited Combined Pro Forma for fiscal 2021, due to increased volumes shipped to wholesale partners, the opening of additional e-commerce sites and retail shops and a retail price increase.

Other revenues for fiscal 2022 increased by €1.4 million, or 77%, to €3.3 million from €1.9 million for the 2021 Successor and Predecessor Periods, and by €1.3 million, or 67%, to €3.3 million from €2.0 million

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for the Unaudited Combined Pro Forma for fiscal 2021. The increase was primarily attributable to increased sales of leather material to our supplier for footbed cuttings as well as an increased amount of recyclable scrap materials from the production process.

For reconciliations to the most directly comparable IFRS measure, see “Summary Consolidated Financial Information.”

Adjusted EBITDA and Adjusted EBITDA margin by segment

	Successor		Predecessor	Historical
(In thousands of Euros)	Year ended September 30, 2022	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	€ Change	% Change
Americas	259,944	78,767	100,509	80,668	45%
Europe	146,592	61,649	47,308	37,635	35%
APMA	38,973	12,326	14,284	12,363	46%

Reportable segment Adjusted EBITDA	445,509	152,742	162,101	130,666	42%
Corporate/Other	(10,954)	(12,402)	(10,101)	11,549	(51)%

Group Adjusted EBITDA	434,555	140,340	152,000	142,215	49%

Americas fiscal 2022 Adjusted EBITDA increased by €80.7 million, or 45% to €259.9 million from €179.3 million for the 2021 Successor and Predecessor Periods primarily due to revenue growth of 37%. Americas Adjusted EBITDA margin increased by 2 percentage points from 37% for the 2021 Successor and Predecessor Periods to 39% in fiscal 2022 primarily due to an increase in ASP.

Europe fiscal 2022 Adjusted EBITDA increased by €37.6 million, or 35%, to €146.6 million from €109.0 million for the 2021 Successor and Predecessor Periods, primarily due to revenue growth of 20% fueled by a retail price increase in early fiscal 2022. The increase in Adjusted EBITDA was supported by increased levels of controlled distribution, including the exit of less profitable B2B accounts. Europe Adjusted EBITDA margin increased by 4 percentage points from 29% for the 2021 Successor and Predecessor Periods to 33% in fiscal 2022 due to the above-mentioned reasons.

APMA fiscal 2022 Adjusted EBITDA increased by €12.4 million, or 46%, to €39.0 million from €26.6 million for the 2021 Successor and Predecessor Periods primarily due to the increase of revenues of 27%. APMA Adjusted EBITDA margin increased by 4 percentage points from 27% for the 2021 Successor and Predecessor Periods to 32% in fiscal 2022, primarily due to the conversion from third-party to controlled distribution. Additionally, we increased retail prices in early fiscal 2022.

Corporate/Other fiscal 2022 Adjusted EBITDA increased by €11.5 million to (€11.0) million from (€22.5) million for the 2021 Successor and Predecessor Periods.

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Comparison of the 2021 Predecessor Period and the 2021 Successor Period to fiscal 2020, as well as a comparison of the Unaudited Combined Pro Forma for fiscal 2021 to the Unaudited Pro Forma for fiscal 2020

	Successor	Predecessor				Historical		Unaudited Pro Forma
(In thousands of Euros)	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Unaudited Combined Pro Forma Year ended September 30, 2021	Year ended September 30, 2020	Unaudited Pro Forma Year ended September 30, 2020	€ Change	% Change	€ Change	% Change
Revenues	462,664	499,347	962,125	727,932	728,548	234,079	32%	233,577	32%
Cost of sales	(311,693)	(213,197)	(416,477)	(328,298)	(468,272)	(196,592)	60%	51,795	(11)%

Gross profit	150,971	286,150	545,648	399,634	260,276	37,487	9%	285,372	110%

Operating expenses
Selling and distribution expenses	(123,663)	(111,808)	(251,930)	(187,615)	(216,118)	(47,856)	26%	(35,812)	17%
General administrative expenses	(31,039)	(52,628)	(82,100)	(66,896)	(71,071)	(16,771)	25%	(11,029)	16%
Foreign exchange gain (loss)	20,585	(1,523)	19,009	(15,984)	(16,058)	35,046	(219)%	35,067	(218)%
Other income, net	(1,673)	1,280	(381)	245	266	(638)	(260)%	(647)	(243)%

Profit (loss) from operations	15,181	121,471	230,247	129,384	(42,706)	7,268	6%	272,953	(639)%
Finance income (cost), net	(28,958)	(1,753)	(79,638)	(3,950)	(87,169)	(26,761)	677%	7,531	(9)%

Profit (loss) before tax	(13,777)	119,718	150,609	125,434	(129,875)	(19,493)	(16)%	280,484	(216)%
Income tax (expense) benefit	(3,428)	(20,694)	(34,172)	(24,116)	23,680	(6)	0%	(57,852)	(244)%

Net profit (loss)	(17,205)	99,024	116,437	101,318	(106,195)	(19,499)	(19)%	222,632	(210)%

Revenues for the 2021 Successor and Predecessor Periods increased by €234.1 million, or 32%, to €962.0 million from €727.9 million for fiscal 2020. The increase was primarily driven by 22% growth in the number of units sold to 28.2 million for the 2021 Successor and Predecessor Periods from 23.1 million for fiscal 2020. This increase was driven by strong consumer demand globally for our products, particularly following the COVID-19 lockdowns and restrictions that impacted fiscal 2020, where a substantial number of our wholesale partners and our own retail stores were closed or restricted for a portion of the year. In addition, our production facilities were closed in the spring of 2020 for several months. The revenue growth was also supported by an 8% increase in ASP, achieved through increased DTC penetration and improved allocation of products to higher profit margin regions. An increase of revenues in strategic product categories with higher price points, such as closed-toe silhouettes leather products and shearling products, also contributed to revenue growth. On a constant currency basis, revenues increased by 37%.

Revenues for the Unaudited Combined Pro Forma for fiscal 2021 increased by €233.6 million, or 32%, to €962.1 million from €728.5 million for the Unaudited Pro Forma for fiscal 2020. In addition to the detail described in the paragraph above, this variance reflects revenue increase of €0.1 million and €0.6 million for the Unaudited Combined Pro Forma for fiscal 2021 and the 2020 Unaudited Pro Forma Period, respectively, relating to the Predecessor Unconsolidated Entities.

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Revenues by channel

	Successor	Predecessor				Historical		Unaudited Pro Forma
(In thousands of Euros)	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Unaudited Combined Pro Forma Year ended September 30, 2021	Year ended September 30, 2020	Unaudited Pro Forma Year ended September 30, 2020	€ Change	% Change	€ Change	% Change
B2B	271,559	362,360	633,919	506,351	506,351	127,568	25%	127,568	25%
DTC	190,216	136,022	326,238	220,311	220,311	105,927	48%	105,927	48%
Corporate/Other	889	965	1,967	1,270	1,886	584	46%	82	4%

Total Revenues	462,664	499,347	962,124	727,932	728,548	234,078	32%	233,576	32%

Revenues generated by the B2B channel for the 2021 Successor and Predecessor Periods increased by €127.6 million, or 25%, to €633.9 million from €506.4 million for fiscal 2020. The variance is the same for the Unaudited Combined Pro Forma for fiscal 2021 compared to the Unaudited Pro Forma for fiscal 2020. The increase was attributable to a substantial recovery of B2B accounts globally after the easing of COVID-19 restrictions.

Revenues generated by the DTC channel for the 2021 Successor and Predecessor Periods increased by €105.9 million, or 48%, to €326.3 million from €220.3 million for fiscal 2020 due to strong consumer demand, increased traffic in all regions and the continued establishment and expansion of our e-commerce sites globally. The variance is the same for the Unaudited Combined Pro Forma for fiscal 2021 compared to the Unaudited Pro Forma for fiscal 2020.

Cost of sales

	Successor	Predecessor				Historical		Unaudited Pro Forma
(In thousands of Euros)	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Unaudited Combined Pro Forma Year ended September 30, 2021	Year ended September 30, 2020	Unaudited Pro Forma Year ended September 30, 2020	€ Change	% Change	€ Change	% Change
Cost of sales	(311,693)	(213,197)	(416,477)	(328,298)	(468,272)	(196,592)	60%	51,795	(11)%

Cost of sales for the 2021 Successor and Predecessor Periods increased by €196.6 million, or 60%, to €524.9 million from €328.3 million for fiscal 2020. Cost of sales increased primarily as a result of an increased number of units sold, as well as an increase in production workforce costs. The increase was also partly attributable to the effect of the application of the acquisition method of accounting for the Transaction of €110.9 million for the 2021 Successor Period. Excluding this effect, cost of sales increased by €85.7 million to €414.0 million, or 26%.

Cost of sales for the Unaudited Combined Pro Forma for fiscal 2021 decreased by €51.8 million, or 11%, to €416.5 million from €468.3 million for the Unaudited Pro Forma for fiscal 2020. The cost of sales for the Unaudited Combined Pro Forma for fiscal 2021 reflect a reversal of the effect of applying the acquisition method of accounting for the Transaction to inventory valuation and subsequent impact on costs of sales in the amount of €110.9 million that related to the 2021 Successor Period. Instead, the Unaudited Pro Forma for fiscal 2020 reflects the effect of applying the acquisition method of accounting for the Transaction to inventory valuation and subsequent impact on costs of sales in the amount of €135.3 million. The difference between the effects is due to the 2021 Successor Period reflecting cost of sales for units sold in a five-month period, whereas the Unaudited Pro Forma for fiscal 2020 reflects the subsequent impact on cost of sales of selling all the inventory that was accounted for under the acquisition method as part of the Transaction. In addition, cost of sales for the Unaudited Combined Pro Forma for

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fiscal 2021 and the Unaudited Pro Forma for fiscal 2020 includes depreciation expense to incorporate additional property, plant and equipment depreciation for the effect of applying the acquisition method of accounting in the amount of €2.4 million and €4.0 million, respectively.

Gross profit and gross profit margin

	Successor	Predecessor				Historical		Unaudited Pro Forma
(In thousands of Euros)	Period May 1, 2021, through September 30, 2020, through 2021	Period October 1, April 30, 2021	Unaudited Combined Pro Forma Year ended September 30, 2021	Year ended September 30, 2020	Unaudited Pro Forma Year ended September 30, 2020	Change	% Change	Change	% Change
Gross profit	150,971	286,150	545,648	399,634	260,276	37,487	9%	285,372	110%
Gross profit margin	33%	57%	57%	55%	36%	(10) pp		21 pp

Gross profit for the 2021 Successor and Predecessor Periods increased by €37.5 million, or 9%, to €437.1 million from €399.6 million for fiscal 2020. The increase in gross profit was primarily attributable to revenue growth of 32%, partially offset by the effect of the application of the acquisition method of accounting for the Transaction of €110.9 million for the 2021 Successor Period. Gross profit margin for the 2021 Successor and Predecessor Periods decreased by 10% to 45% from 55% for fiscal 2020. The decrease was solely driven by the effect of the application of the acquisition method of accounting for the Transaction. Adjusted Gross profit margin for the 2021 Successor and Predecessor Periods increased by 2 percentage points to 57% from 55% for fiscal 2020. The increase was primarily attributable to the increase in DTC channel revenues, driven by strong global traffic and demand for our products. In addition, we experienced increased sales of products with higher price points, including closed-toe silhouettes, leather products, and shearling products.

Gross profit for the Unaudited Combined Pro Forma for fiscal 2021 increased by €285.4 million, or 110%, to €545.6 million from €260.3 million for the Unaudited Pro Forma for fiscal 2020. Unaudited Combined Pro Forma for fiscal 2021 The increase was primarily attributable to the effect of applying the acquisition method of accounting for the Transaction to inventory valuation and subsequent impact on costs of sales in the amount of €135.3 million (thereof €110.9 million from the 2021 Successor Period and €24.4 million from fiscal 2022) to the 2020 Unaudited Pro Forma for fiscal 2020.

Selling and distribution expenses

	Successor	Predecessor				Historical		Unaudited Pro Forma
(In thousands of Euros)	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Unaudited Combined Pro Forma Year ended September 30, 2021	Year ended September 30, 2020	Unaudited Pro Forma Year ended September 30, 2020	€ Change	% Change	€ Change	% Change
Selling and distribution expenses	(123,663)	(111,808)	(251,930)	(187,615)	(216,118)	(47,856)	26%	(35,812)	17%

Selling and distribution expenses for the 2021 Successor and Predecessor Periods increased by €47.9 million, or 26%, to €235.5 million from €187.6 million for fiscal 2020. The increase was primarily driven by higher other operating expenses of €36.7 million, primarily consisting of increased fulfillment and marketing costs associated with the growth of our DTC channel, as well as increased freight costs due to higher shipment volumes and increased shipping container rates. Depreciation and amortization charges increased by €7.6 million following the effect of amortizing the customer relationships intangible asset for the first time in the 2021 Successor Period. Personnel costs increased by €3.7 million due to increased headcount and the conversion from third party to controlled distribution in certain regions. As a percentage

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of revenues, selling and distribution expenses decreased to 24% for the 2021 Successor and Predecessor Periods compared to 26% for fiscal 2020, primarily due to improved absorption of fixed costs.

Selling and distribution expenses for the Unaudited Combined Pro Forma for fiscal 2021 increased by €35.9 million, or 17%, to €252.0 million from €216.1 million for the Unaudited Pro Forma for fiscal 2020. In addition to the detail described in the paragraph above, the Unaudited Combined Pro Forma for fiscal 2021 and the Unaudited Pro Forma for fiscal 2020 include amortization of the customer relationships intangible asset of €14.9 million and €25.5 million, respectively, reflecting a full year of amortization in these periods. Further, selling and distribution expenses of €1.6 million for the Unaudited Combined Pro Forma for fiscal 2021 and €3.0 million for the Unaudited Pro Forma for fiscal 2020, respectively, are recognized as related to the Predecessor Unconsolidated Entities.

General and administrative expenses

	Successor	Predecessor				Historical		Unaudited Pro Forma
(In thousands of Euros)	Period May 1, 2021, through September 30, 2020, through 2021	Period October 1, April 30, 2021	Unaudited Combined Pro Forma Year ended September 30, 2021	Year ended September 30, 2020	Unaudited Pro Forma Year ended September 30, 2020	€ Change	% Change	€ Change	% Change
General administrative expenses	(31,039)	(52,628)	(82,100)	(66,896)	(71,071)	(16,771)	25%	(11,029)	16%

General administrative expenses for the 2021 Successor and Predecessor Periods increased by €16.8 million, or 25%, to €83.7 million from €66.9 million for fiscal 2020. The increase was primarily driven by higher other operating expenses of €10.4 million following increased litigation costs in relation to the termination of distributor agreements, as well as Transaction-related consulting costs. Personnel costs increased by €3.8 million due to additional personnel for our global support functions, as well as wage and salary increases. Depreciation and amortization increased by €2.6 million. As a percentage of revenues, general administration expenses remained at 9% for the 2021 Successor and Predecessor Periods compared to 9% for fiscal 2020.

General administrative expenses for the Unaudited Combined Pro Forma for fiscal 2021 increased by €11.0 million, or 16%, to €82.1 million from €71.1 million for the Unaudited Pro Forma for fiscal 2020. In addition to the detail described in the paragraph above, the Unaudited Combined Pro Forma for fiscal 2021 includes the reversal of expensed transaction costs in the amount of €2.5 million included in the Unaudited Pro Forma for fiscal 2020. Further, both pro forma periods include additional general administrative expenses of €0.9 million for 2021 and €1.7 million for 2020, respectively, related to the Predecessor Unconsolidated Entities.

Foreign Exchange gain (loss)

Foreign exchange gain (net) for the 2021 Successor and Predecessor Periods and the Unaudited Combined Pro Forma for fiscal 2021 increased by €35.0 million and €35.1 million, respectively, to €19.1 million gain for the 2021 Successor and Predecessor Periods and €19.0 million gain for the Unaudited Combined Pro Forma for fiscal 2021 from €16.0 million loss for fiscal 2020 and €16.1 million loss for the Unaudited Pro Forma for fiscal 2020. The increase was primarily driven by transactional effects of foreign currency fluctuations based on an increasing mix of revenues invoiced in local currencies, particularly by our subsidiaries in the U.S.

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Finance income/(cost), net

Finance costs, net, for the 2021 Successor and Predecessor Periods, increased by €26.8 million to €30.7 million from €4.0 million for fiscal 2020. Finance costs increased because of the new capital and financing structure put in place in April 2021 as a result of the Transaction. The increased finance costs impacted only the 2021 Successor Period. The 2021 Predecessor Period as well as fiscal 2020 have been driven by finance costs for drawings under the €250.0 million syndicated unsecured revolving credit facility agreement which was in place until April 30, 2021. Overall, interest expenses for loans increased by €31.8 million. Interest expenses for leases further contributed to the increase in finance costs, offset by an income of €7.0 million for the 2021 Successor and Predecessor Periods resulting from the revaluation of the embedded derivative of the Notes.

Finance costs for the Unaudited Combined Pro Forma for fiscal 2021 decreased by €7.5 million, or 9%, to €79.6 million from €87.2 million for the Unaudited Pro Forma for fiscal 2020. Both periods reflect Unaudited Combined Pro Forma for fiscal 2021 the inclusion of the full-year effect of the new financing structure.

Income tax expense

Income tax expense for the 2021 Successor and Predecessor Periods remained the same at €24.1 million for fiscal 2020. For the 2021 Successor and Predecessor Periods the effective tax rate was 23% compared to 19% for fiscal 2020.

Income tax expense for the Unaudited Combined Pro Forma for fiscal 2021 amounted to €34.2 million. For the Unaudited Pro Forma for fiscal 2020, the income tax benefit amounted to €23.7 million. For the Unaudited Combined Pro Forma for fiscal 2021 the effective tax rate was 23% compared to 18% for the Unaudited Pro Forma for fiscal 2020.

The 2021 Successor and Predecessor Periods effective tax rate is largely impacted by extraordinary effects resulting from the Transaction.

Adjusted EBITDA and Adjusted EBITDA margin for the Group

	Successor	Predecessor		Historical
(In thousands of Euros)	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Year ended September 30, 2020	Change	% Change
Adjusted EBITDA	140,340	152,000	194,784	97,556	50%
Adjusted EBITDA margin	30%	30%	27%	3 pp

Adjusted EBITDA for the 2021 Successor and Predecessor Periods increased by €97.6 million, or 50%, to €292.3 million from €194.8 million for fiscal 2020, primarily due to revenue growth of 32% arising from increased unit volumes sold and ASP. Adjusted EBITDA margin for the 2021 Successor and Predecessor Periods increased 3 percentage points to 30% from 27% for fiscal 2020. The increase is primarily attributable to an ASP increase of 8% and the growth of the B2B channel in the Americas. In addition, in fiscal 2020 we faced certain COVID-19 related one-off costs and idle costs which exceeded such costs for the 2021 Successor and Predecessor Periods.

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Revenues by segment

	Successor	Predecessor				Historical		Unaudited Combined Pro Forma
(In thousands of Euros)	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Unaudited Combined Pro Forma Year ended September 30, 2021	Year ended September 30, 2020	Unaudited Pro Forma Year ended September 30, 2020	€ Change	% Change	€ Change	% Change
Americas	223,110	264,883	487,992	341,090	341,090	146,903	43%	146,902	43%
Europe	191,226	184,066	375,292	304,608	304,608	70,684	23%	70,684	23%
APMA	47,439	49,433	96,872	80,964	80,964	15,908	20%	15,908	20%

Total reportable segment revenues	461,775	498,382	960,157	726,662	726,662	233,495	32%	233,495	32%
Corporate/Other	889	965	1,968	1,270	1,886	584	46%	82	4%

Group revenues	462,664	499,347	962,124	727,932	728,548	234,079	32%	233,576	32%

Revenues for the Americas segment for the 2021 Successor and Predecessor Periods and Unaudited Combined Pro Forma for fiscal 2021 increased by €146.9 million, or 43%, to €488.0 million from €341.1 million for fiscal 2020 and Unaudited Pro Forma for fiscal 2020, due to a volume-driven increase resulting from high demand across all channels. After COVID-19 lockdowns, revenues recovered across all channels and product categories.

Revenues for the Europe segment for the 2021 Successor and Predecessor Periods and Unaudited Combined Pro Forma for fiscal 2021 increased by €70.7 million, or 23%, to €375.3 million from €304.6 million for fiscal 2020 and Unaudited Pro Forma for fiscal 2020, due to broad-based revenue growth across all channels. While B2B accounts recovered after the COVID-19 lockdowns, DTC continued its historical growth trend due to increased online purchases.

Revenues for the APMA segment for the 2021 Successor and Predecessor Periods and Unaudited Combined Pro Forma for fiscal 2021 increased by €15.9 million, or 20%, to €96.9 million from €81.0 million for fiscal 2020 and Unaudited Pro Forma for fiscal 2020, due to a strong increase in ASP.

Adjusted EBITDA and Adjusted EBITDA margin by segment

	Successor	Predecessor		Historical
(In thousands of Euros)	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Year ended September 30, 2020	€ Change	% Change
Americas	78,767	100,509	102,057	77,219	76%
Europe	61,649	47,308	88,786	20,171	23%
APMA	12,326	14,284	17,661	8,949	51%

Reportable segment Adjusted EBITDA	152,742	162,101	208,504	106,339	51%
Corporate/Other	(12,402)	(10,101)	(13,720)	(8,783)	64%

Group Adjusted EBITDA	140,340	152,000	194,784	97,556	50%

Americas Adjusted EBITDA during the 2021 Successor and Predecessor Periods increased by €77.2 million, or 76%, to €179.3 million from €102.1 million for fiscal 2020, primarily due to revenue growth of 43%. In addition, the Adjusted EBITDA margin increase of 7 percentage points from 30% for fiscal 2020 to 37% during the 2021 Successor and Predecessor Periods supported the Adjusted EBITDA growth. The Adjusted EBITDA margin increase was driven by economies of scale in cost of sales as well as in selling and distribution expenses.

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Europe Adjusted EBITDA during the 2021 Successor and Predecessor Periods increased by €20.2 million, or 23%, to €109.0 million from €88.8 million for fiscal 2020, due to the revenue growth of 23%. Europe Adjusted EBITDA margin during the 2021 Successor and Predecessor Periods remained constant as compared to fiscal 2020.

APMA Adjusted EBITDA during the 2021 Successor and Predecessor Periods increased by €8.9 million, or 51%, to €26.6 million from €17.7 million for fiscal 2020, due to the revenue growth of 20%. In addition, the Adjusted EBITDA margin increase of 5 percentage points from 22% for fiscal 2020 to 27% during the 2021 Successor and Predecessor Periods supported the Adjusted EBITDA growth. The Adjusted EBITDA margin increase was driven by economies of scale in cost of sales as well as in selling and distribution expenses.

Corporate/Other Adjusted EBITDA during the 2021 Successor and Predecessor Periods decreased by €8.8 million, or 64%, to (€22.5) million from (€13.7) million for fiscal 2020.

Liquidity and Capital Resources

Overview

Our primary liquidity requirements are to service our debt, to fund our operations and to fund other general corporate purposes. Our ability to generate cash from our operations depends on our future operating performance, which is dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as other factors including those discussed in this section and the section entitled “Risk Factors.” We expect to finance our operations and working capital needs for the next 12 months from cash generated through operations.

Cash Flows

The following table summarizes the Company’s consolidated statement of cash flows for fiscal 2022 (Successor), for the period from May 1, 2021, through September 30, 2021 (Successor), for the period from October 1, 2020, through April 30, 2021 (Predecessor), and for fiscal 2020 (Predecessor).

	Successor		Predecessor
(in thousands of Euros)	Year ended September 30, 2022	Period May 1, 2021, through September 30, 2021	Period October 1, 2020, through April 30, 2021	Year ended September 30, 2020
Total cash provided by (used in):
Operating activities	234,136	106,367	70,406	193,604
Investing activities	(71,646)	(6,207)	(11,426)	(3,499)
Financing activities	(105,317)	(13,415)	(69,896)	(130,254)

Increase (decrease) in cash and cash equivalents	57,173	86,745	(10,916)	59,851

Effects of foreign currency exchange rate changes on cash and cash equivalents	14,562	3,220	1,609	(2,634)

Cash flows provided by operating activities

Cash flows provided by operating activities for fiscal 2022 were €234.1 million, driven by net profit of €187.1 million and adjustments to net profit for non-cash items of €192.0 million, less cash outflows for working capital of €145.0 million. Adjustments to net profit for non-cash items included depreciation and amortization of €81.3 million, finance costs, net of €112.5 million, income tax expense of €63.4 million, offset by unrealized foreign exchange gains of €46.4 million. Cash outflows for working capital were driven by inventories of €159.1 million.

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Cash flows provided by operating activities for 2021 Successor and Predecessor Periods were €176.8 million, driven by net profit of €81.8 million and adjustments to net profit for non-cash items of €70.8 million, less cash outflows for working capital of €24.2 million. Adjustments to net profit for non-cash items included depreciation and amortization of €54.9 million, finance costs, net of €30.7 million, income tax expense of €24.1 million, offset by unrealized foreign exchange gains of €6.2 million.

Cash flows provided by operating activities for fiscal 2020 were €193.6 million, driven by net profit of €101.3 million and adjustments to net profit for non-cash items of €61.5 million, plus cash inflows for working capital of €30.8 million. Adjustments to net profit for non-cash items included depreciation and amortization of €46.0 million, finance costs, net of €4.0 million, income tax expense of €24.1 million and unrealized foreign exchange losses of €11.8 million. Cash inflows for working capital were driven by inventories of €39.6 million.

Cash flows used in investing activities

Cash flows used in investing activities for fiscal 2022 were €71.7 million compared to €17.6 million for the 2021 Successor and Predecessor Periods. The increase in cash flows used in investing activities of €54.0 million was primarily due to an increase in purchases of property, plant and equipment of €54.5 million, to €70.7 million, to increase capacity of our production facilities including our new factory in Pasewalk, Germany and the expansion of our factory in Görlitz, Germany.

Cash flows used in investing activities for the 2021 Successor and Predecessor Periods were €17.6 million, driven predominantly by purchases of property, plant and equipment. Cash flows used in investing activities for fiscal 2020 were €3.5 million. Cash flows used in investing activities for fiscal 2020 were driven by purchases of property, plant and equipment of €19.8 million and the issuance of a loan to related party of €3.9 million, offset by proceeds received from the repayment of a loan by a related party of €22.3 million.

Cash flows used in financing activities

Cash flows used in financing activities for fiscal 2022, were €105.3 million, driven by interest paid of €68.0 million and lease payments of €25.4 million.

Cash flows used in financing activities for the 2021 Successor and Predecessor Periods were €83.3 million, driven by distributions to shareholders of €151.7 million and lease payments of €22.9 million, offset by proceeds from loans and borrowings of €97.6 million.

Cash flows used in financing activities for fiscal 2020, were €130.3 million, driven by distributions to shareholders of €100.4 million and lease payments of €22.5 million. Proceeds and repayments from loans and borrowings largely offset each other.

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Indebtedness

The following table sets forth the amounts owed under the Company’s debt instruments as of fiscal 2022 and 2021. For further information regarding our material indebtedness, see “Description of Material Indebtedness.”

(in thousands of Euros)	Currency	Repayment	September 30, 2022	September 30, 2021
Term Loan (EUR)	EUR	2028	375,000	375,000
Term Loan (USD)	USD	2028	852,354	724,911
Vendor Loan	EUR	2029	287,018	275,000
Notes	EUR	2029	428,500	430,000
Interest Payable			38,106	33,408
Senior Note Embedded Derivative			28,638	28,638
Amortization under the effective interest method			(51,875)	(51,820)

Loans and borrowings			1,966,241	1,822,478

Term Loans

In connection with the Transaction, we entered into a Senior Term Facilities Agreement, which provides us with a Euro-denominated term loan facility in a principal amount of €375,000,000 and a USD-denominated term loan facility in a principal amount of $850,000,000. The Euro-denominated loan bears interest at rates per annum equal to EURIBOR and the USD-denominated loan bears interest at rates per annum equal to SOFR, plus in each case an applicable margin. The loans made under the Euro-denominated term loan facility mature in full on April 30, 2028. The loans made under the USD-denominated term loan facility amortize by 0.25% of their outstanding principal amount from time to time on a quarterly basis, with the balance to be repaid in full on April 28, 2028. The term loans are guaranteed on a secured basis by certain German and U.S. subsidiaries of Birkenstock Limited Partner S.à r.l. on a first-priority basis by certain of the assets of Birkenstock Limited Partner S.à r.l. and the guarantors, and on a second-priority basis by the ABL Priority Security.

ABL Facility

In connection with the Transaction, we entered into the ABL Facility Agreement, which established a multicurrency asset-based loan facility, which includes sub-facilities for letters of credit and short-term borrowings referred to as swing line borrowings. Borrowings under the ABL Facility are made on a revolving basis and are available in an amount not to exceed the lesser of a maximum of €200,000,000 and the then-applicable borrowing base. As of September 30, 2022, the availability of collateral under the ABL borrowing base amounted to €369.2 million.

The ABL Facility guaranteed on a secured basis by certain German and U.S. subsidiaries of Birkenstock Limited Partner S.à r.l. on a first-priority basis by the ABL Priority Security and on a second-lien basis by certain of the assets of Birkenstock Limited Partner S.à r.l. and the guarantors.

Vendor Loan

In connection with the Transaction, we entered into a subordinated vendor loan agreement with AB-Beteiligungs GmbH for a principal amount of €275,000,000 that bears interest at a rate of 4.37% per annum. Interest is due annually upon the anniversary of the Transaction and at the Company’s election may be paid in cash or, if not paid in cash, accrues on each annual interest payment date and is included in the principal amount of the Vendor Loan on and following such interest payment date. The Vendor Loan matures on October 30, 2029, which maturity date may be extended at the Company’s election up to three times, with each extension up to six months.

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Senior Unsecured Notes and Embedded Derivative

In connection with the Transaction, we issued €430,000,000 principal amount of senior unsecured notes that bear interest at a rate of 5.25% per annum. The Notes will mature on April 30, 2029. In 2022, the Company repurchased €1,500,000 principal amount of Notes in a one-off transaction.

As per the prepayment clause included in the Notes, the Company has recognized this agreement as a hybrid financial instrument which included an embedded derivative. The embedded derivative component was separated from the non-derivative host in the Consolidated Statements of Financial Position at fair value. The changes in the fair value of the derivative financial instrument were recognized in the Consolidated Statements of Comprehensive Income (Loss).

Off-Balance Sheet Arrangements

As of the balance sheet dates of fiscal 2022, 2021 and 2020, the Company has not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with foreign currency risk, interest rate risk and credit risk.

Credit risk

Credit risk involves the possibility that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.

Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company has a significant number of customers which minimizes the concentration of credit risk with a single counterparty. The Company does not have any customers that account for more than 10% of revenues or trade receivables. While the Company actively seeks to insure against credit risk, there can be no assurance that in the future it will be able to obtain credit risk insurance at commercially attractive terms, or at all. The company currently has credit insurance in Spain.

The Company routinely assesses the financial strength of its customers through a combination of third-party financial reports, credit monitoring, publicly available information, and direct communication with those customers. The Company establishes payment terms with customers to mitigate credit risk and monitors its accounts receivable credit risk exposure.

Foreign exchange risk

We operate in several countries and the two major functional currencies in which we transact are Euro and USD. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. To reduce foreign currency fluctuation exposure, we enter into economic hedging arrangements with forward exchange and option contracts for transactions denominated in USD currency.

Our Foreign exchange gain (loss) from currency translation was €46 million, €19 million and (€16) million for fiscal 2022, the 2021 Successor and Predecessor Periods and fiscal 2020, respectively. 48%, 45%, and 43% of our revenues were generated in USD in the United States, which is our largest individual market, for fiscal 2022, the 2021 Successor and Predecessor Periods and fiscal 2020, respectively. On the expense side, most of our expenses are incurred in Euros because raw materials and semi-finished products are purchased predominantly in Germany or otherwise within the EU and our core products manufactured in Germany.

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Based on the Company’s USD denominated revenues of $650.9 million in fiscal 2022, a depreciation of the USD against the Euro from $1.10 to $1.20 would result in lower Euro revenues of €49.3 million and corresponding lower Adjusted EBITDA of €36.6 million based on the cost structure of fiscal 2022.

Foreign exchange risk on borrowings

Amounts available for borrowing under the Senior Term Facility and ABL Facility can be drawn in Euros and in USDs. The Company does not need to hedge a portion of its exposure to foreign currency exchange risk on principal and interest payments related to its USD-denominated borrowing under the Senior Facility Agreement due to the natural hedge through the strong cash generation of our US business. Based on our outstanding balances of €861.1 million ($839.4 million) under the USD-denominated term loan facility as of September 30, 2022, a 10% depreciation in the value of the Euro compared to USD would have resulted in an increase of €95.7 million in our liabilities.

Interest rate risk

Our exposure to interest rate risk is related to our Senior Term Facilities Agreement and ABL-Facility Agreement entered into on April 28, 2021, in connection with the Transaction, which bear interest based on floating reference rates. The loans under the Senior Facilities Agreement are denominated in U.S. Dollars and Euros. A one percentage point increase in market interest rates for all currencies in which the Company had cash and borrowings would have a negative effect on net profit (loss) in the amount of EUR 1 million, EUR 0.6 million, EUR 4.6 million, and EUR 11.7 million for the year ended September 30, 2020, the period ended April 30, 2021, the period ended September 30, 2021, and the year ended September 30, 2022, respectively. A one percentage point decrease in market interest rates would have an approximately equal and opposite effect. The ABL is currently not utilized and therefore has no impact on interest costs at present. BIRKENSTOCK has not entered into any interest rate hedges.

Commodities and raw materials risk

Our exposure to commodities and raw materials pricing risk is managed through our Treasury Team and through our Sourcing Team reporting to our Chief Product Officer. Our Treasury Team primarily addresses the purchasing in Europe of our Electricity and Gas requirements. The Treasury Team will enter into forward contracts, where economically feasible, for both Gas and Electricity for up to 24 months of projected usage. During times of high price and supply volatility, we may instead choose to make purchases at spot rates until a more orderly market returns. The Sourcing Team evaluates all raw materials inventory components and executes bulk or spot purchases, as required.

Critical Accounting Policies

Our consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with IFRS as issued by the IASB. Management must make certain estimates and assumptions that affect the amounts reported in the financial statements, based on experience, existing and known circumstances, authoritative accounting guidance and pronouncements and other factors that management believes to be reasonable, but actual results could differ materially from these estimates. In line with our significant accounting policies as described in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.

Business combinations

All business combinations are accounted for by applying the acquisition method of accounting which requires measuring the cost of the acquisition and allocating, at the acquisition date, that cost to the assets acquired and liabilities assumed. Identifiable assets acquired and liabilities assumed in a business

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combination are measured initially at their estimated fair values at the acquisition date which is heavily based on management’s judgment utilizing assumptions believed to be reasonable, but which are inherently uncertain. As a result, actual results may differ from estimates, which could also result in impairment charges in the future. As an estimate, adjustments to the initial values of the assets acquired and liabilities assumed may be required as additional information becomes available.

Acquisition-related costs are expensed as incurred and included in general administrative expenses.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances, and pertinent conditions as at the acquisition date. Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.

As part of the Transaction, the seller is entitled to an €400.0 million earn-out if the Company’s earnings before interest, taxes, depreciation and amortization for the fiscal year 2025 is higher than €709.4 million or if the Company has a change in control event with a price at a multiple of invested capital greater than 4x. As of the date of the Transaction, it was not probable that the earn-out requirements will be met, therefore, the fair value of the earnout contingent consideration was determined to be zero. As of September 30, 2022, the earn-out continues to be not probable. In assessing the probability of the earn-out contingency, the Company considers projected financial information. Changes in estimates of projected financial information in future years could lead to a change in the probability of achieving the earn-out, which could result in the Company recognizing a liability.

Impairment of non-financial assets (goodwill, intangible assets, and property, plant and equipment)

We are required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing intangible assets, including goodwill, for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and indefinite-lived intangibles impairment testing, CGUs are grouped at the lowest level at which goodwill and indefinite-lived intangibles are monitored for internal management purposes. The goodwill and indefinite-lived impairment test is executed each year and at interim periods at any time management believes there are indications or evidence of impairment. For the purpose of intangible assets’ impairment testing, intangible assets are assessed at the CGU level. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. We determine value-in-use by applying estimates including projected revenue growth rates, EBITDA margins, costs, capital investment and working capital requirements consistent with strategic plans presented to the Board of Managers of MidCo, as well as discount rates and terminal growth rates. Discount rates are consistent with external industry information reflecting the risk associated with the specific Company and its cash flows.

Income and other taxes

The calculation of current and deferred income taxes requires management to make certain judgments regarding the tax rules in jurisdictions where the Company performs activities. Application of judgment is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities in the various jurisdictions in which the Company operates.

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In determining the recoverable amount of deferred tax assets, we forecast future taxable income by legal entity and the period in which the income occurs to ensure that sufficient taxable income exists to utilize the attributes. Inputs to those projections are Board-approved financial forecasts and statutory tax rates. We apply significant judgement in identifying uncertainties over income tax treatments and adjust our uncertain tax provisions to be in line with information available. Tax and other provisions are set up for recognizable risks and uncertain liabilities and measured at the settlement amount required in accordance with reasonable commercial judgement.

Recent Accounting Pronouncements

For descriptions of recently issued accounting standards that may potentially impact our financial position and results of operations is disclosed in Note 3: “Significant Accounting Policies” to our consolidated financial statements appearing in this prospectus.

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BUSINESS

Who We Are

BIRKENSTOCK is a revered global brand rooted in function, quality and tradition dating back to 1774. We are guided by a simple, yet fundamental insight: human beings are intended to walk barefoot on natural, yielding ground, a concept we refer to as “Naturgewolltes Gehen.” Our purpose is to empower all people to walk as intended by nature. The legendary BIRKENSTOCK footbed represents the best alternative to walking barefoot, encouraging proper foot health by evenly distributing weight and reducing pressure points and friction. We believe our function-first approach is universally relevant; all humans — anywhere and everywhere — deserve to walk in our footbed.

From this insight, we have developed a broad, unisex portfolio of footbed-based products, anchored by our iconic Core Silhouettes, the Madrid, Arizona, Boston, Gizeh and Mayari. While these silhouettes drive consistent, high-visibility revenues and represent a significant portion of our overall business, we also continuously expand our extensive archive of over 700 silhouettes by extending our existing silhouettes and launching new styles. This expands our reach across price points, usage occasions and product categories. We incorporate distinctive design elements and develop new materials to create newness while staying true to our heritage and uncompromising quality standards.

We are German made. Our production capabilities reflect centuries-old traditions of craftsmanship and commitment to using only the highest quality materials. To ensure each product meets our rigorous quality standards, we operate a vertically integrated manufacturing base and produce all our footbeds in Germany. In addition, we assemble over 95% of our products in Germany and produce the remainder elsewhere in the EU. We maintain strict control over our entire supply chain, responsibly sourcing materials that originate mainly from Europe.

As described by our Chief Executive Officer, Oliver Reichert, “Consumers buy our products for a thousand wrong reasons, but they all come back for the same reason:” for our functional proposition, enduring commitment to quality and the rich tradition of our Company which enables us to establish meaningful emotional connections with our consumers. The deep trust we create allows us to enjoy long-lasting relationships with our consumers — oftentimes spanning decades — as evidenced by findings from the Consumer Survey that revealed the average BIRKENSTOCK consumer in the U.S. owns 3.6 pairs today. Through the strong reputation and universal appeal of our brand — enabling extensive word-of-mouth exposure and outsized earned media value — we have efficiently built a growing global fanbase of millions of consumers that uniquely transcends geography, gender, age and income.

We reach these consumers around the world through a multi-channel “engineered distribution” model, which balances the growing demand for our products and our constrained supply capacity to create scarcity in the market. We strategically allocate our products between our wholesale partners in the B2B channel, which we have been optimizing in recent years, and our rapidly growing DTC channel. As a result, we drive consistently robust revenue growth and operating margins, achieve excellent sell-through rates and deepen our direct connections with our consumers. In fiscal 2022, we generated revenues of €1,242.8 million, gross profit margin of 60%, Adjusted gross profit margin of 62%, net profit of €187.1 million, Adjusted EBITDA of €434.6 million and Adjusted EBITDA margin of 35%, while selling approximately 30 million units.

What We Stand For

Our core values of Function, Quality and Tradition influence everything we do and underpin our brand’s deep cultural relevance that has stood the test of time. For decades, BIRKENSTOCK has attracted independent thinkers and transcended prevailing style norms, remaining committed to our values, even as the global zeitgeist has evolved around and moved toward us. In the 1960s and 1970s, the global peace movement and hippies adopted BIRKENSTOCK, wearing our Madrid, Arizona and Boston, as part of their

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celebration of freedom and free-spiritedness. In the 1980s, the green movement adopted BIRKENSTOCK, proudly wearing our products for our ethical approaches to production and consumption. In the 1990s, inspired by the feminism movement, more women wore BIRKENSTOCKs to free themselves from long-standing fashion norms that required wearing painful high heels and other constricting footwear. Today, consumers turn to BIRKENSTOCK in their search for healthy, high-quality products and as a rejection of formal dress culture. By remaining true to our values of Function, Quality and Tradition, BIRKENSTOCK has endured across generations.

Function

Our proprietary footbed — the result of successive innovations, beginning in the late 19th century with the invention of the contoured shoe last, which reflects the anatomy of the human foot — represents the foundation of our brand and products. The functional nature of and growing usage occasions for BIRKENSTOCK products enable the universality of our brand, allowing us to serve every human regardless of geography, gender, age and income. At its core, the BIRKENSTOCK footbed promotes “Naturgewolltes Gehen”:

Every foot employs 26 bones, 33 muscles and over 100 tendons and ligaments in walking. Improper footwear can cause friction, pain, injury and poor posture, among other ailments. Our anatomically shaped BIRKENSTOCK footbed provides natural support and stimulation, promoting even weight distribution, fully supported arches and no unnatural pressure points from heel to toe. Orthopedic theory suggests the benefits of walking barefoot on natural yielding ground are far reaching, including pain reduction in the foot and throughout the body, improved mobility, and natural posture, since the foot is kept in its natural state. By mimicking the effects of natural yielding ground (“footprint in the sand”), the “System Birkenstock” leans on the benefits of this phenomenon, attempting to enable walking as intended by nature. The inherent functionality of our products enables BIRKENSTOCK to serve a distinct purpose for consumers.

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As illustrated below, the Original BIRKENSTOCK footbed is comprised of several distinctive components:

Quality

We believe how things are made matters as much as the product itself. We build BIRKENSTOCK products to be long-lasting, durable and repairable, a distinctive approach in the market today. We never compromise on material quality; for example, our uppers are made of leathers of the highest quality (i.e., 2.8-3.0 mm thick leather, sourced from European tanneries). We source over 90% of our materials and components from Europe, processing our inputs to the highest environmental and social standards in the industry by operating state-of-the-art scientific laboratories for materials testing. Furthermore, by vertically integrating our manufacturing operations in the EU — one of the safest and most regulated manufacturing environments in the world — we maintain a high degree of control over the quality and craftsmanship of our products, ensuring a consistent consumer experience.

Consumers recognize BIRKENSTOCK for its superior product quality. According to the Consumer Survey, we outperform our peers — on a statistically significant level — on measures of material quality, construction and craftsmanship, as well as durability. As a result, the loyalty of BIRKENSTOCK consumers is unparalleled, with some consumers keeping pairs for multiple decades through careful maintenance and repair.

Tradition

Honoring our heritage represents the cornerstone of our culture. We feel a profound responsibility to protect and live up to our treasured tradition — built over the last two and a half centuries — of crafting functional, high-quality products. This deep respect for our history continuously guides our actions, compelling us to emphasize our values across all aspects of our business.

While our family tradition of shoemaking can be traced back to 1774, the evolution of our brand gained momentum in the early 20th century with our development of the footbed in 1902. We invented the word “Fussbett,” or “footbed,” and this discovery laid the groundwork for what became the “System Birkenstock,” a doctrine and practice of orthopedic principles, built around “Naturgewolltes Gehen,” that still guides us today. The footbed remains the guiding principle for everything we do and the platform we use to explore

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new product categories. It reminds us to develop products that make our consumers’ lives better, embedding function, quality and purpose in everything we make. The philosophy of the “System Birkenstock” grounds our approach to shoemaking to this day.

Where We Are Today

Over a decade ago, the Birkenstock family brought in its first outside management team, commencing the present era of BIRKENSTOCK. Under the leadership and vision of Oliver Reichert, first as a General Manager in 2009 and then as the Chief Executive Officer beginning in 2013, we have transformed our business from a family-owned, production-oriented company into a global, professionally managed enterprise committed to growing our brand. In the current era, we have built on our legacy while continuing to revolutionize processes and strategies to unleash our global potential, growing revenues at a 20% CAGR from fiscal 2014 to fiscal 2022.

Note: See “Presentation of Financial and Other Information — Financial Statements.”

We use a highly intentional “celebrate the archive, build the archive” approach to product architecture and innovation across our expanding portfolio of over 700 silhouettes. We incorporate our legendary footbed across all silhouettes, several of which have developed significant global recognition and acclaim of their own. Our top five silhouettes collectively generated nearly 76% of our annual revenues in fiscal 2022. We continually reinterpret or “celebrate” these timeless, iconic silhouettes through makeovers and adaptations, enabling us to drive consistent, recurring growth with minimal risk. Alongside our classics, we consistently build our extensive archive by innovating new silhouettes; nine of the top 20 products in fiscal 2022 represent new styles that we have introduced since fiscal 2017. In particular, we have focused on expanding our closed-toe silhouette assortment — which represented over 20% of revenues in fiscal 2022 — to enable us to address additional usage occasions as well as balance seasonality.

Our commitment to creating functional, purpose-driven products with the highest integrity has enabled us to build a strong brand reputation with universal appeal. In addition, powerful secular trends — an increased focus on health, the casualization of daily life, the breakthrough of modern feminism and the rise of purpose-led, conscious consumption — have converged around BIRKENSTOCK and will continue to

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fuel our brand relevance and reach for the next 250 years. We strive to match our universal appeal with democratic access to products; we offer our unisex products across a broad range of prices, from a retail entry price point of €40 for our EVA styles to over €1,600 for our highest-end collaborations.

The deep connections we build with our diverse, global fan base engender profound trust, high levels of loyalty and unparalleled word-of-mouth endorsement. In a recent Consumer Survey, approximately 70% of our existing U.S. consumers indicated they had purchased at least two pairs of BIRKENSTOCKs, with the average U.S. consumer owning 3.6 pairs today. In that same Consumer Survey, nearly 90% of recent purchasers indicated a desire to purchase again and over 40% of consumers indicated they did not even consider another brand when last purchasing BIRKENSTOCK, a testament to our category ownership.

Given the increasing relevance and strength of our brand, demand for our products has historically exceeded supply. As a consequence, we have spent the past decade refining our engineered distribution model through which we mindfully and strategically allocate product across channels and regions. We have consolidated control over our brand globally by converting distributor markets, rationalizing wholesale distribution to focus on strategic accounts that support our brand positioning and reach, and investing in our DTC business, which has grown at a 42% CAGR between 2018 and 2022. We allocate our finite production capacity globally, creating scarcity in the market and facilitating strong control over our brand, as well as predictable, consistent growth. Our strongest, most developed regions are the Americas and Europe, which represented 54% and 36% of revenues in fiscal 2022, respectively. Our APMA region has demonstrated considerable growth potential, which historically has not been fully realized because of deliberate decisions to prioritize the Americas and Europe due to finite supply.

Recent Financial Performance

Our powerful business model and consistent execution have delivered continuous top-line growth and an expanding margin profile. Our financial performance reflects the strong demand for our brand and the benefits of our engineered distribution model that delivers the right product for the right channel at the right price point. This approach enables us to enjoy a rare combination of consistent, predictable growth and high levels of profitability, providing us with significant flexibility to invest in our operations and growth initiatives.

This strategy has resulted in:

•	Revenues increasing from €727.9 million in fiscal 2020 to €1,242.8 million in fiscal 2022, a 31% two-year CAGR;

•	Number of units sold increasing at a 12% CAGR between fiscal 2020 and fiscal 2022;

•	ASP increasing at a 16% CAGR between fiscal 2020 and fiscal 2022;

•	DTC penetration increasing from 30% of revenues in fiscal 2020 to 38% of revenues in fiscal 2022;

•	Gross profit margin expanding from 55% in fiscal 2020 to 60% in fiscal 2022;

•	Adjusted gross profit margin expanding from 55% in fiscal 2020 to 62% in fiscal 2022;

•	Net profit increasing from €101.3 million in fiscal 2020 to €187.1 million in fiscal 2022; and

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Adjusted EBITDA growing at a 49% two-year CAGR from €194.8 million in fiscal 2020 to €434.6 million in fiscal 2022, with Adjusted EBITDA margin expanding 8 percentage points from 27% in fiscal 2020 to 35% in fiscal 2022.

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Our Addressable Market

Inspired by “Naturgewolltes Gehen,” we construct our products to empower all humans to walk as nature intended. We believe this function-first ethos limits the reach of our products only by the global population.

Our core opportunity lies in deploying our iconic footbed across the broader footwear market globally, including in our largest markets of North America and Europe, as well as newer markets in Asia and the Middle East. Beyond geographical expansion, significant market share opportunity exists in our established and new product categories.

Global Footwear Market

The global footwear industry is a large and fragmented market. According to Euromonitor, it was estimated to generate approximately €340 billion in retail sales in 2002, with the top 5 brands accounting for 20% of the overall footwear market. On average, the global footwear market is projected to grow at a CAGR of 5.1% over the next five years, reaching approximately €440 billion in sales by 2027. Based on our current market penetration of less than 1%, we believe there is ample whitespace to continue growing the BIRKENSTOCK brand. We expect to capture market share globally, particularly in Asia Pacific, which is expected to be one of the fastest growing regions in the world at a CAGR of 5.9% between 2022 and 2027 and where we are meaningfully underpenetrated.

We believe we are uniquely positioned to win share in the large and growing global footwear market given our commitment to delivering superior orthopedic functionality in support of the following key enduring consumer megatrends:

Growing Preference for Healthy Products

Consumers prioritize purchases that benefit their overall health as they become aware of the negative effects of wearing unsupportive footwear. According to ARRIS Composites survey data, nearly 2 in 5 U.S. workers have recurring foot pain and discomfort at any given time. In addition, 86% of U.S. workers prefer comfort over style in their footwear. Our footbed-based products meet inherent consumer demand through their functionality and encouragement of the natural walking motion and proper foot health.

Casualization Across Usage Occasions

Over the last generation, the use of formal footwear has declined as a result of the ongoing shift towards casual dress and rise of sneaker culture, both trends accelerated by COVID-19. We find ourselves at a nexus of these changing consumer behaviors as consumers increasingly free themselves from long-

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standing fashion norms, seeking more functional footwear and apparel choices across usage occasions. This enduring trend also coincides with the shift towards healthy products as consumers seek alternatives to traditional work and other non-casual footwear options that do not promote or negatively impact foot health.

Breakthrough of Modern Feminism

The ongoing evolution and expansion of the role of women in society continues to drive meaningful shifts in their preferences in footwear and apparel. While trends in fashion come and go, we believe women’s increasing preference for functional apparel and footwear has and will prove secular in nature. As a brand that has long stood for functionality, we believe this ongoing tailwind will continue to drive relevance and growth for the BIRKENSTOCK brand.

Appreciation and Affinity for Heritage and Craftsmanship

We believe consumers increasingly value brands that have rich traditions, have clarity in their purpose and take significant responsibility for their operations. We have observed these trends across various consumer industries, including luxury leather goods and ready-to-wear clothing, watches and personal care products, among others. We believe BIRKENSTOCK’s functional, purpose-led brand, uncompromising commitment to quality and centuries-old crafting traditions align well with the ongoing shift towards brands with authentic heritages and craftsmanship.

Our Competitive Strengths

We believe the following strengths are central to the power of our brand and business model:

Purpose Brand Built Around our Legendary Footbed and Products

An Orthopedic Tradition

The heart of our brand is the footbed, which forms the core of our own orthopedic methodology, the “System Birkenstock.” The benefits of our system are supported by decades of research, podiatrist recommendations and consumer loyalty. Our purpose to empower all people to walk as intended by nature has created an enduring connection with our consumers, who recognize us for functionality, craftsmanship, German engineering, uncompromising quality and a differentiated product experience. This authentic connection with our consumers positions BIRKENSTOCK at the center of a shift toward conscious, responsible and health-oriented consumption instead of “fast fashion” or trend-chasing.

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Much of our success can be traced back to our long history of product innovations, including the contoured shoe last, footbed and footbed sandal. We outline our groundbreaking innovations below:

Category-Defining, Universally Relevant Silhouettes

While these innovations started orthopedically in nature, we have since launched several distinctive, instantly recognizable silhouettes that blend the functionality of our legendary footbed with timeless aesthetics. Many of these silhouettes — including our Core Silhouettes, the Madrid, Arizona, Boston, Gizeh and Mayari — have come to define and become synonymous with their respective categories, resulting in a distinct competitive advantage for our brand. All but one — the Mayari — have been in the market for over 40 years and continue to attract significant attention today. From the beginning, these silhouettes have been conceptualized, promoted and sold as unisex products, further supporting our fundamental purpose and driving mass appeal of the brand. These top selling models undergo regular seasonal makeovers and serve as the “canvas” for many of our collaborations created within our 1774 premium line, generating newness while allowing us to celebrate this core collection. Since fiscal 2018, our Core Silhouettes have grown at a revenue CAGR of 18%, evidencing the ability of these iconic silhouettes to drive consistent, recurring growth.

Proven Innovation Strategy

We have developed an extensive archive of over 700 silhouettes through our differentiated innovation engine. We approach product innovation through two primary lenses: (1) “celebrating the archive” by utilizing distinct design elements to modify existing silhouettes and introduce newness in a low-risk manner and (2) “building the archive” by leveraging our footbed as the development platform, enabling us to create new products from the “inside-out.”

Our approach leverages our product archive, market insights and whitespace analysis to identify areas where we can create trends from within and export those to the market through a proven roadmap of product development, demand creation and engineered distribution.

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Celebrate the Archive

We routinely update our Core Silhouettes and other existing silhouettes by adjusting parameters such as color, materials and other details (e.g., buckles) to create newness and strategically extend their reach. For example, we have expanded the Arizona silhouette across price points and usage occasions, adding a water-friendly variant utilizing EVA, while also broadening the Arizona’s appeal through collaborations. This approach continuously infuses the brand with newness while undertaking minimal risk. As a result, revenues from the Arizona silhouette have grown at a CAGR of 24% between fiscal 2018 and 2022.

Build the Archive

We also consistently build our archive by introducing new silhouettes developed around our celebrated footbed. Given the functional nature of our products and the loyalty BIRKENSTOCK consumers have for their footbeds, we have successfully expanded our assortment across new silhouettes and product categories. The success of this approach can be seen in the popularity of our recent launches; new silhouettes introduced since fiscal 2017 represented nine of the top 20 selling products in fiscal 2022. Furthermore, we have focused on the significant opportunity in closed-toe silhouettes, which have grown to over 20% of revenues in fiscal 2022, supported by silhouettes such as the Zermatt, Buckley and Bend. This approach has enabled us to expand our brand reach across seasons and usage occasions, as well as drive growth through higher ASPs. Launched in 2020, the Bend sneaker exemplifies the success of our approach to building the archive in new, strategically important categories, with Bend revenues growing over 100% between fiscal 2021 and 2022.

Go-Forward Product Strategy

Looking ahead, we will continue to grow our Core Silhouette collections through low-risk newness while also deploying our footbed across more product categories and usage occasions. Specifically, we expect to refine existing silhouettes and create new silhouettes that incorporate new materials and production techniques, such as PU direct injection, to specifically address identified consumer needs and broaden our product range across usage occasions. For example, our PU technology will enable extensive innovation in outsoles, allowing us to create products tailored for active and outdoor and professional usage occasions. To further strengthen our innovation capabilities and extend our functional leadership, we formed a dedicated biomechanics team and created a laboratory for new technical and materials innovations in 2018.

Global Fan Community Enabling Efficient Demand Creation

Broad and Democratic Fan Base

We serve a global community of millions of highly engaged consumers, who we attract with our function-first collection of high-quality footwear. Our fans, many of whom have been with us for decades, are enthusiastic, loyal, quality seekers across all aspects of society, including doctors, adventurers, professional athletes, families and models on the runways of Paris Fashion Week. We attract a diverse range of consumers that transcends geography, gender, age and income.

Source: Consumer Survey; geographical split based on share of fiscal 2022 revenues

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Our holistic approach to foot health serves as the foundation for a globally accessible, relevant and democratized brand experience that serves a broad consumer base across usage occasions and price points. We represent one of the few brands in the world that has demonstrated success across a broad price range, from our EVA styles, which have a RSP starting at €40, to our 1774 collection styles and collaborations which have a RSP of upwards of €1,600.

Unparalleled Consumer Engagement and Loyalty

Our diverse set of consumers discover our brand in many ways, sometimes not for the inherent orthopedic benefits, but become loyal fans through their continued use of our products. According to the Consumer Survey, the average BIRKENSTOCK consumer in the U.S. owns 3.6 pairs of our product today, reflecting the enthusiasm with which consumers engage with our brand. In addition, 86% of recent BIRKENSTOCK purchasers indicated a desire to purchase again. Anecdotally, “Birkenstories” of obsessive fan loyalty are plentiful, with grandparents passing on the tradition of BIRKENSTOCK to future generations and others building collections of BIRKENSTOCKs over time.

Efficient Demand Creation

The deep connection consumers feel with our beloved brand leads to significant word-of-mouth exposure and extensive, high-quality earned media, enabling highly efficient marketing spend. According to the Consumer Survey, nearly 90% of BIRKENSTOCK buyers come to us through unpaid channels, with the top three sources of awareness being: (1) heard about it from a friend, (2) saw someone wearing it and (3) growing up with it. Our consumers’ love for BIRKENSTOCK and their strong desire to organically promote the brand are further demonstrated by our NPS of 55%.

Furthermore, we amplify BIRKENSTOCK in the cultural zeitgeist through calculated demand creation strategies, including through creative content developed by our content house as well as through strategic product collaborations led by our 1774 office in Paris. Our unique brand, iconic footbed and instantly recognizable aesthetic have generated significant unsolicited attention from well-known brands seeking to collaborate with us. This has enabled us to partner with diverse brands such as Rick Owens, Stüssy, DIOR and Manolo Blahnik to create products that activate specific consumer groups and markets for BIRKENSTOCK. We benefit from the unpaid advocacy and support that is the natural byproduct of celebrities, public figures and other influential fans who are frequently seen wearing our products.

Engineered Distribution Approach

Complementary Multi-Channel Strategy

We optimize growth and profitability through a complementary, multi-channel distribution strategy for DTC and B2B. We operate our channels synergistically, utilizing the B2B channel to facilitate brand accessibility while steering consumers to our DTC channel, which offers our complete product range and access to our most desired and unique silhouettes. Across both channels, we execute a strategic allocation and product segmentation process, often down to the single door level, to ensure we sell the right product in the right channel at the right price point. This approach is centered on the strategic calibration of our ASP and employs key levers such as the expansion of our DTC channel, market conversions from third-party distributors, optimization of our wholesale partner network, increased overall share of premium products and strategic pricing. This process allows us to manage the finite nature of our production capacity, with a rigorous focus on control of our brand image and on profitability. As a result, we drive top-line growth and margins, prevent brand dilution and deepen our connection to consumers.

We pioneered this engineered distribution model in our U.S. market, ultimately helping drive a 32% revenue CAGR in the U.S. between fiscal 2014 and fiscal 2022. This transformative approach now serves as

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a blueprint for all our regions, where we have strategically converted from third-party distributors to owned distribution, accelerated DTC penetration, strategically expanded our retail footprint and increased our share of closed-toe and other high ASP products. Building on our success in the U.S., we have taken back distribution in key markets, including the UK, France, Canada, Japan and South Korea, reducing the share of business in third-party distribution from 32% of revenues in fiscal 2018 to 14% in fiscal 2022. Our strongest, most developed regions are the Americas, which accounted for 54% of revenues in fiscal 2022, and Europe, which accounted for 36% of revenues, while APMA represented 10% of revenues.

Balanced Shift Towards DTC

Our DTC footprint promotes direct consumer relationships and provides access to BIRKENSTOCK in its purest form. We have grown DTC revenues at a 42% CAGR between 2018 and 2022 as part of our strategy to increase DTC penetration. Our DTC channel enables us to express our brand identity, engage directly with our global fan base, capture real-time data on customer behavior and provide consumers with unique product access to our most distinctive styles. Additionally, our high levels of organic demand creation, together with higher ASPs, support consistently attractive profitability in the DTC channel, which reached a 38% share of revenues in fiscal 2022, up from 18% in fiscal 2018.

Since 2016, we have invested significantly in our online platform to support the penetration of our DTC channel, establishing our own e-commerce sites in more than 30 countries with ongoing expansion into new markets. In fiscal 2022, e-commerce represented 89% of our DTC channel. In addition, as of May 1, 2023, we operated a network of approximately 45 owned retail stores, complementing our e-commerce channel with the live experience of our best product range. The largest concentration of our retail locations is in Germany, where we operated 20 locations. We have recently embarked on a disciplined strategy of opening new retail stores in attractive markets globally, including Soho and Brooklyn in New York City, Venice Beach in Los Angeles, Tokyo, London and Delhi.

Intentional Wholesale Partnerships

Our wholesale strategy is defined by intentionality in partner selection, identifying the best partners in each segment and price point. We segment our wholesale product line availability into specific retailer quality tiers, ensuring we allocate the right product to the right channel for the right consumer. For example, we limit access to our premium 1774 and certain collaboration products to a curated group of brand partners.

For our wholesale partners, we are a “must carry” brand based on the enthusiasm with which our consumers pursue our products. We believe that the BIRKENSTOCK brand is consistently amongst the top performers in sell-through in our core categories at most of our retail partners. We generate significantly more demand from existing and prospective wholesale customers than we can supply, putting us in an enviable position where we can create scarcity in the market and obtain consistently favorable economic terms on wholesale distribution. The early placement of wholesale orders approximately six months in advance greatly aids in our production planning and allocation. In addition, sell-through transparency from important wholesalers provides real-time insight into the overall market and inventory dynamics.

During fiscal 2022, we worked with approximately 6,000 carefully selected wholesale partners in over 75 countries, ranging from orthopedic specialists to major department stores, to high-end fashion boutiques. Our strategic partners also operated more than 350 mono-brand stores to provide our consumers a multi-channel experience in select markets.

Vertically Integrated Manufacturing

A key differentiator of BIRKENSTOCK is our vertically integrated manufacturing which creates strong competitive and operational advantages in an industry that has largely been offshoring production since the

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1980s. During 2022, we assembled over 95% of our overall products and produced 100% of our footbeds in our five owned factories in Germany, with supplemental component manufacturing in Portugal. These facilities are critical to delivering the high-quality products our brand promises and our consumers expect. With nearly every silhouette requiring over 50 hands to complete, the approximately 4,400 skilled workers we employ ensure we complete production in rigorous accordance with centuries-old know-how and craftsmanship. Inside our factories, most of our machines and automation are custom-made and cannot be found anywhere else in the world. For example, if no standard equipment is available on the market to fulfill these goals, we design and build our own proprietary machines.

Our approach to owned manufacturing ensures we produce our products to the highest quality standards, that we remain deliberate in the environmental resources we use and that we invest appropriately in innovation to support the brand’s continued growth. Our consumers can take comfort in that we engineer and produce 100% of our footwear in the EU, one of the safest and most regulated markets in the world. Furthermore, we source most of our raw materials from across Europe in compliance with strict quality, social and environmental standards based on industry best practices. We believe this vertical integration creates a unique degree of strategic control, further supported by robust contingency measures and the benefits of sourcing redundancy and diversity across multi-supplier relationships to ensure continuity of operations and flow of product.

We are currently adding to and expanding our owned manufacturing footprint globally at two facilities. Our newest factory in Pasewalk, Germany will be operational in late 2023, expanding our popular EVA and PU product capacity while freeing up incremental capacity in our other factories to further meet the strong demand for our brand. We also plan on expanding our recently acquired component manufacturing facility in Arouca, Portugal over the next two years. We remain committed to our policy that all footbed production and engineering take place in Germany and that all final assembly occurs in the EU to ensure the highest quality products are manufactured according to centuries-long tradition.

Passionate and Proven Management Team

Our brand’s ethos is rooted in an enduring commitment to the highest standards of corporate citizenship that encompasses a dedication to our employees and to the highest quality and broad support of innovation and creativity. Our leadership team remains committed to supporting a centuries-old legacy of aligning our corporate ethos to actions that support positive social, economic and environmental outcomes for both the localities in which we operate and our global community.

We benefit from the industry expertise and know-how of our passionate, experienced, visionary and proven senior management team led by Oliver Reichert, our Chief Executive Officer; Dr. Erik Massmann, our Chief Financial Officer; Markus Baum, our Chief Product Officer; Klaus Baumann, our Chief Sales Officer; David Kahan, our President Americas; Mehdi Nico Bouyakhf, our President Europe; Jochen Gutzy, our Chief Communications Officer; Christian Heesch, our Chief Legal Officer; and Mark Jensen, our Chief Technical Operations Officer who together have an average of more than 20 years of industry experience. The executive leadership team is executing on a bold vision to continue to unlock the power and significance of BIRKENSTOCK, which, through fiscal 2022, has grown revenues at a 20% CAGR since fiscal 2014, after Oliver Reichert took over as Chief Executive Officer. This has been accomplished while significantly expanding profitability through greater control over our brand, increased DTC share and operational efficiencies.

Key Pillars of Our Growth

We believe we have only just begun to unlock the power of our profound transformation and realize the full global potential of BIRKENSTOCK. We estimate our share of the massive €340 billion global footwear industry to be less than one percent, presenting substantial opportunity for further growth. We

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believe we are well-positioned to significantly expand our market share and drive sustainable growth and profitability through the following pillars, each of which represents a continuation of the proven strategies we have been executing over the past decade.

Expand and Enhance the Product Portfolio

We will continue to expand our product archive through our “celebrate and build” approach to innovation, entering into new usage occasions while investing in categories we serve today through new and innovative offerings. We intend to diversify our product portfolio, strengthen loyalty with consumers who already love BIRKENSTOCK, drive higher penetration in our existing markets and channels and expand our reach and appeal across new consumers, geographies and usage occasions. Through the broad application of the BIRKENSTOCK footbed, we intend to develop our product offering through the following strategies:

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Drive the Core Through “Inside-out” Innovation: We will continue to incorporate our legendary footbed as the central functional element in our proven product formula as we celebrate and build our archive. We will renew existing silhouettes and introduce new ones by strategically using aesthetics, construction, design and materials updates that flex elements across uppers, outer soles, buckle details and other embellishments to deliver innovative functionality and renewed purpose. In doing so, we will continue to broaden and deepen our product assortment across price bands, building on the success of our opening price point EVA line as well as collaborations through our 1774 line. “Inside-out” innovation drives growth across our product portfolio:

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Strengthen Year-Round Product Mix with Closed-Toe Offerings: We will continue to diversify into closed-toe silhouettes (clogs and shoes), enabling the brand to serve different usage occasions for consumers, balance seasonality and drive growth and profitability through higher ASPs. We have made substantial progress in this strategic effort, as demonstrated by expansion in the share of closed-toe products, which accounted for over 20% of total revenues in fiscal 2022, in addition to the performance of the Boston, a clog originally launched in 1978 that has enjoyed a revenue CAGR of 100% between fiscal 2020 and fiscal 2022 as we expanded the style count and more prominently featured this silhouette in collaborations, our stores and e-commerce sites.

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Develop Presence in Underpenetrated Categories: We intend to drive business by staying true to our orthopedic heritage and creating highly functional products across a variety of usage occasions, including professional, active and outdoor, kids, home and orthopedic. We have already achieved promising success with our recent offerings in these expansionary categories, such as our outdoor products where we have created new silhouettes by using PU direct injection technology to develop water-friendly and high-grip outsoles. Additionally, our use of EVA similarly expands our portfolio by creating products suitable for use in and around water. These developments broaden our potential product range across usage occasions by creating highly functional, water ready, anti-slip outsoles and more rugged constructions. This approach continues to support a strong pipeline of new products that is expected to accelerate growth:

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Leverage our Brand in Function-led, Non-Footwear Categories: We will leverage our functional expertise, brand equity and trust from our consumers to extend the BIRKENSTOCK brand into non-footwear categories. We are launching a new, highly functional prestige shoe care and footcare line made in Germany exclusively from materials of natural origin and rooted in our deep heritage in foot health. We have also extended our brand’s heritage in health into the sleep category, introducing a range of BIRKENSTOCK sleep systems that leverage our core expertise in orthopedic research and functional product design.

Drive Engineered Distribution on a Global Scale

We will continue to leverage our engineered distribution approach to strategically allocate our production capacity across channels, regions and categories in a manner that supports our continued success. Specifically, we aim to drive growth across regions by continuing to operate our proven playbook in the U.S. and Europe, where we have significantly grown our DTC channel while optimizing our B2B presence with wholesale partners who support our brand positioning.

Our DTC channel has expanded from 18% of revenues in fiscal 2018 to 38% of revenues in fiscal 2022. We expect that future DTC growth will be primarily driven by e-commerce, which is rapidly growing through active customer growth and new online store openings. We also intend to pursue disciplined, strategic additions to our retail footprint given our relatively limited presence today of approximately

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45 owned stores, 20 of which are in Germany. We expect DTC penetration will increase slightly in the coming years as we balance DTC growth with continued expansion with new and existing strategic wholesale partners globally.

We have extensive whitespace to grow within and outside of our largest geographies, the U.S. and Europe. We believe there are still sizable growth opportunities in key developed markets where the brand has a presence but remains significantly underpenetrated, including the UK, France, Southern Europe and Canada.

As we ramp up our production capacity, we will unlock the large growth potential of the APMA region, which has generated significant latent demand that we have been unable to fulfill in recent years given more limited supply. Our targeted growth strategies will build upon our growing popularity in the region’s emerging markets, including China and India, where our brand is nascent, and in countries such as South Korea, Australia and New Zealand, where we have a more established presence and brand awareness.

Educate Fans on Our Brand Purpose and Grow the BIRKENSTOCK Fan Base

We will continue to educate consumers globally about the advantages of BIRKENSTOCK products. We believe consumers become evangelists for our brand when they become aware of the merits of our superior functional design. The function of our products and the power of our brand has enabled us to build our Company largely through organic, unpaid sources, including word-of-mouth, repeat buying, earned media, high profile influencer support and our 1774 collaborations office. These organic factors support a virtuous cycle of consumer consideration, trial, conversion and repeat purchase. Our recently established BIRKENSTOCK content house was created to produce powerful stories of BIRKENSTOCK’s craftsmanship, fan love and other core values across various social media platforms, providing powerful organic vehicles to engage with and attract new fans. We will further amplify this content through the introduction of “ambassador retail,” a new physical retail strategy focusing on a small footprint of stores operated in partnership with local entrepreneurs who will serve as brand ambassadors by virtue of their professions, pursuits or social media presences. Additionally, our newly launched BIRKENSTOCK loyalty program, which offers exclusive access to products and other unique benefits, will serve as a principal tool for driving increased engagement with new and existing consumers in the future.

While our brand has achieved substantial traction globally and those who have experienced our products demonstrate strong loyalty, our presence remains relatively nascent in many of our markets. Our unaided brand awareness outside of Germany and the United States remains well below that of our most established markets and of other leading footwear brands, providing us with a clear runway for growth. According to the Consumer Survey, aided brand awareness, which we define as consumer awareness about the brand when specifically asked about the brand, in the United States is 68%. We believe increasing consumer awareness of our brand, the functional benefits of our products and our constantly evolving product offering will generate substantial growth as we introduce new consumers to our brand and convert those who are aware of the brand into consumers.

Invest in and Optimize the Company to Support the Next Generation of Growth

We will continue to invest in our people and our manufacturing and supply chain to support future growth. We will also seek operational improvements to drive efficiencies and increase the speed and flexibility of our operations.

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Optimize and Expand our Production Capacity: We will further optimize our current production footprint by introducing automation where appropriate, while also strategically expanding capacity by investing in new facilities. We are currently making investments that will increase our capacity and extend our capabilities, as evidenced by our new facility in Pasewalk, Germany, which is scheduled to open in late 2023.

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Expand our Owned and Third-Party Logistics Infrastructure: We will strengthen our owned and operated fulfillment centers while adding significant through-put via third-party partners. We will continue to invest in expanding our outbound capacity by adding incremental logistics capabilities in the U.S. and other key markets. This will also allow us to optimize our current logistics infrastructure to better service our growing business, while lowering operational costs.

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Drive Operational Efficiencies: We have invested ahead of our growth in all areas of the business, including product creation and manufacturing, multi-channel distribution and corporate infrastructure. As we continue our growth trajectory, we plan to leverage these investments, realize economies of scale and optimize efficiency in our business.

History of Birkenstock

Our origins date back nearly two and a half centuries to 1774, when we can trace back the lineage of Johannes Birkenstock to the German village of Langen-Bergheim. Johannes, along with his younger brother Johann Adam, was a noted master shoemaker who passed down the craft and art of shoemaking to his family, who would in turn continue to do so for six more generations.

In 1897, Johannes’ great-great-grandson, Konrad Birkenstock, was inspired by the modern, theoretical ideas of the shoe-reform movement and used those forward-thinking concepts to develop an orthopedic shoe last. Unlike before, these modern contoured shoe lasts were anatomically shaped, providing a differing shape for the right and left foot — a novelty for this time and a turning point for the art of shoemaking. Building on his first groundbreaking innovation, Konrad developed the flexible insole in 1902, which furthered his pursuit of promoting a natural walking pattern. At a time when other foot supports were made of unyielding metal, Konrad’s footbed — made from a material mixture of cardboard, leather and cork resulted in a flexible insole for the first time.

Konrad Birkenstock introduced what was later called the “System Birkenstock” — a combination of orthopedic doctrine and the pairing of two podiatric innovations that allowed a customized approach to footwear for clients: the anatomically shaped shoe last and the flexible insole. Whereas the metal insoles were adapted to the shoes, the Birkenstock footbed was adapted to the foot. From 1913 onward, BIRKENSTOCK insoles were patented under the famous name “Fussbett,” or “footbed.”

In 1915, Konrad’s son, Carl Birkenstock, joined the family business. He picked up the educational thought leadership of his father, visiting potential clients to explain the “System Birkenstock.” In 1930 he went one step further and limited sales of his family’s products to only those who completed one of his training courses. The training courses were so successful that attendees convinced him to write a book about his orthopedic observations. Thus, in 1930 he published his first book, “Der Fuß und seine Behandlung” (“The Foot and its Treatment”). Only a few years later, in 1936, Carl Birkenstock applied for a patent on the “ideal shoe.” It is with this initial idea that Carl developed a shoe that was born out of function and served a deeper purpose: to promote foot health.

But this idea for a new type of shoe needed the spirit and creativity of Carl’s son, Karl Birkenstock, to further develop the concept of a functional, purpose-forward product into mass-produced footwear. Inspired by the architectural trend of brutalism, Karl Birkenstock created the original BIRKENSTOCK open footbed sandal. With its visible materials, clear forms and innovative style, the release of what would become the Original Birkenstock-Fußbett sandal at a shoe fair in Düsseldorf in 1963 was a flop. Shoe sellers at the time found it difficult to break from tradition and with the prevailing style of the time being Italian stilettos, Karl had to rethink his approach. At the time, fashion was seen as something developed collectively with the industry; Karl Birkenstock was an obvious outsider who openly challenged this system.

Karl’s unsuccessful attempt at introducing the BIRKENSTOCK footbed to a more mainstream audience did not deter him. Instead, he turned to the experts, explaining the advantages of the sandal, later called

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Madrid, helping a more scientific audience understand the value of the footbed. Doctors were quickly convinced of the orthopedic benefits of the BIRKENSTOCK footbed and soon, word of the benefits of the footbed moved beyond the medical community into mainstream culture. The Madrid became an instant classic.

Today, the Madrid remains one of our most iconic, best-selling silhouettes and is nearly unchanged from the first pair that was first created 60 years ago. Since the appearance of the Madrid, we have launched many other iconic silhouettes, including long-standing Core Silhouettes such as the Arizona (1973), the Boston (1978) and the Gizeh (1983), all of which are among our top-5 best-selling silhouettes. Today, the core attributes of the BIRKENSTOCK brand remain rooted in the purpose Konrad, Carl and Karl lived — to enable people to walk as nature intended — barefoot and on yielding ground. Karl Birkenstock did not stop with the Madrid. The second sandal he created, the Zurich, followed in 1964 and the third, the Roma, in 1965.

In the late 1960s, the German-American dressmaker and designer Margot Fraser discovered our sandals while on a trip to her home-country of Germany. Suffering from foot pain, she found that wearing BIRKENSTOCKs provided much needed relief. From here on, she adamantly and successfully advocated for the introduction and expansion of the BIRKENSTOCK brand in the U.S. Ms. Fraser began selling BIRKENSTOCK sandals in California health food retailers and not long after, Karl Birkenstock established a joint venture in the U.S. Expanding into the U.S. provided numerous opportunities for the BIRKENSTOCK brand to grow, particularly in California where there was a new culture of young consumers who valued function, purpose and individuality, actively wanting to break with convention. As time went on, our popularity grew and the brand steadily expanded across the U.S. and Europe, driven by its democratic nature.

In the 1980s, BIRKENSTOCK had its first appearances in fashion magazines such as the British “Elle Magazine” (1985) and the American teen magazine “Sassy.” In the 1990s, BIRKENSTOCK debuted on fashion runways, such as Ronaldus Shamask (1991) and Marc Jacobs for Perry Ellis (1993), and has since earned the love and trust of fashion icons and celebrities worldwide. From this foundation, the relationship between BIRKENSTOCK and high fashion has continued to the present day, with famous design studios like Valentino, DIOR and Manolo Blahnik collaborating to create products with BIRKENSTOCK’s 1774 team.

In the late 2000s, we took steps to consolidate our Company and fuel the next generation of growth. This included converting the U.S. to owned distribution in 2007 and completing a reorganization to a single, global business in 2013. We catalyzed our transformation in 2013, when we appointed leadership from outside the family for the first time, hiring Oliver Reichert and Markus Bensberg as Co-Chief Executive Officers. Invigored by change, we undertook a pivotal transition from a family-run organization into a professionally managed global enterprise. Recognizing the power and potential of our brand, global private equity group L Catterton acquired a majority stake in the Birkenstock Group in 2021.

BIRKENSTOCK’s rich history serves as a guiding philosophy for our organization today, and we remain firmly rooted in the teachings, philosophy and purpose of Konrad, Carl and Karl Birkenstock: empowering people to walk as intended by nature.

Our Products

BIRKENSTOCK stands for a differentiated product experience born from our core values of superior function, uncompromising quality and generations of shoemaking tradition. We craft our products in accordance with the highest quality standards through time-honored traditions honed and perfected over hundreds of years.

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The footbed is the foundation of our brand and core of our products. From 1902 until 1962, the BIRKENSTOCK business centered mainly around footbed “add on” inserts to upgrade the standards of existing footwear of the time. The launch of the first open-footbed silhouette in 1963 opened a new chapter of success, instilling the footbed as the framework for our approach to innovation and the bedrock of our expanding product portfolio.

For six decades, we have leveraged our footbed to build a rich and unique product archive that today is comprised of more than 700 silhouettes. We continue to evolve our archive by “celebrating” existing silhouettes through new combinations of color, materials and stylistic details, introducing newness in a low-risk manner. Additionally, we “build” our archive with new functional silhouettes, leveraging our footbed as a development platform to discover and innovate new usage occasions and categories.

Product Portfolio Architecture

Classics

In 1963, we introduced the Madrid, our first BIRKENSTOCK open footbed sandal. This new chapter enabled us to capitalize on a massive opportunity. The launch of open footbed silhouettes marked an important developmental milestone on the path to the true “Naturgewolltes Gehen” experience. The revolutionary execution of the Madrid sought to alleviate a myriad of orthopedic problems, including narrow, short cuts and cramped forefoot areas, caused by mainstream footwear, and for the first time allowed the full functional benefits of the BIRKENSTOCK footbed to be realized.

In the first decade after the debut of the Madrid, BIRKENSTOCK launched product variations catering to functional needs, including multi-strap and backstrap variations, which increased usage occasions. Leveraging this success, we developed a highly effective product innovation engine and formed our own proprietary category — all featuring our legendary cork-latex based footbed: BIRKENSTOCK Classics.

Our BIRKENSTOCK Classics category delivered a strong revenue CAGR of 16% between fiscal 2018 and fiscal 2022, while all other categories achieved a combined CAGR of 26% in the same period, illustrating our ability to cultivate and grow our Classics while simultaneously delivering growth in new and expansionary product categories.

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Core Classics

Within Classics, our top selling Core Classics have consistently driven a large, stable portion of our business. Across materials and constructions, these top five Core Silhouettes with a cork-latex footbed – the Arizona, Boston, Gizeh, Mayari and Madrid — accounted for nearly 65% of total revenues in fiscal 2022. Our Core Classics are often an entry point into the BIRKENSTOCK brand, introducing new consumers to the benefits of the footbed. Timeless and iconic, our Core Classics form the foundation for our strong and consistent growth and simultaneously serve as a powerful organic driver of brand awareness given their distinctive aesthetic.

Within our Classics product category, we continue to pursue a targeted product diversification and acceleration strategy through the permanent introduction of new silhouettes to the portfolio. For example, our Kyoto, Buckley and Franca silhouettes, all launched in 2019, ranked in our 2022 top twelve products with a combined mid-single digit share of our total revenues.

Expanding Closed-Toe Silhouettes

BIRKENSTOCK launched its first closed-toe silhouette, the Boston, in 1976, tapping into consumer demand for a year-round, all-weather product offering. Featuring a full-length BIRKENSTOCK footbed with ample room in the toe box, the Boston showcased the extendibility of the BIRKENSTOCK footbed into new usage occasions and seasons.

Since the launch of the Boston, we have continued to develop new closed-toe silhouettes. Some of our most popular styles to date include the Tokio, London and Buckley. Our closed-toe silhouettes also allow us to extend the brand further into purpose-driven areas, such as professional, home and outdoor. Our latest sneaker silhouette, the Bend, is an excellent example of effective product lifecycle management. Launched in fiscal 2020 as a functional upgrade of the Arran, the Bend ranked in the top 10 in fiscal 2021, its first full year and subsequently grew revenues over 100% between fiscal 2021 and fiscal 2022.

Our strategic focus on growing our closed-toe portfolio has increased profitability through higher ASP offerings, balanced our seasonality and driven growth in new categories. We have doubled the share of closed-toe silhouettes since fiscal 2020 to above 20% of our revenues and observe even higher penetration in our own DTC channel.

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Materials Innovation

Over the years, we have developed a highly effective product lifecycle management approach for our portfolio that we use to target and convert a broad variety of consumer groups into loyal fans. We leverage a carefully crafted selection of materials and features to augment and stylize our silhouettes, introducing low risk newness that extends our product selection and democratizes our brand.

From essential material executions, such as water-friendly EVA, Birkoflor, or Oiled Leather, along with our soft shearling lined items and elevated buckles (Big Buckle and Bold Buckle Series) to high-end luxury pieces created with footwear design legends in velvet with crystal buckles, we have created a powerful product innovation engine that addresses consumer needs across numerous usage occasions and price points. Our product engine is strengthened by our loyal consumers. We do not dictate what BIRKENSTOCK means to them or how our footwear must be worn and paired with individual dress styles. We offer our consumers a broad range of functional, high-quality products that allow them to showcase their personalities in all walks of life.

The Arizona remains our most successful silhouette and demonstrates the breadth of our materials innovation:

Expansionary Categories

We intend to drive our business by staying true to our orthopedic heritage and creating highly functional products across a variety of usage occasions, including professional, active and outdoor, kids, home and orthopedic. We have already achieved promising success with our recent offerings in expansionary categories and believe we are in the early stages of capturing the potential in these market categories.

Professional

Our early history of promoting the “System Birkenstock” frequently put us in close contact with orthopedists and medical staff whose long working days spent on their feet and in demanding postures

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necessitate podiatric care. We have always paid special attention to the functional needs of healthcare staff and of similarly demanding professionals, including chefs, hospitality staff, industrial workers and craftsmen.

The BIRKENSTOCK Professional category offers footwear designed to provide protection to consumers who are on their feet for long periods with special features such as slip resistance, high traction, fluid resistance and a contoured footbed. Today, we offer a growing portfolio of products purpose-built for the professional, including PU clogs, adapted Classics equipped with certified anti-slip soles and various certified occupational and safety shoe silhouettes.

Active and Outdoor

Many of our BIRKENSTOCK consumers pursue an active lifestyle and share a passion for the outdoors. We have invested years of development to equip our footbed with a more rugged and protective outsole allowing for natural gait in demanding outdoor terrain. Use of an advanced production technology, PU direct injection, provided entry into a new market for our products. Today, we offer a growing portfolio of PU products designed for the active and outdoor lifestyle, including the Atacama, Tatacoa and Kalahari silhouettes.

Kids

Our foundational belief in the benefits of walking on yielding, natural ground is not limited to adults. We recognize the importance of starting good habits at a young age, which we support through a series of products that are geared towards a child’s growing feet, natural walking pattern and gait. The footbed in these products is specially engineered for developing feet, designed to be easy to put on and take off with adjustable straps and buckles that ensure a secure fit. Our Kids product offerings allow parents to bring the functional benefits of BIRKENSTOCK to their entire family, opening a new channel of organic growth.

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Home

In fiscal 2019, we established a dedicated Home category through an authentic, innovative technique of creating indoor-ready outsoles based on latex-dip processing. Our first offering in the portfolio, the Zermatt, gained rapid success, ranking sixth in our fiscal 2022 category model ranking by revenue. In fiscal 2022, we launched a premium version of Zermatt in leather.

Orthopedics

The invention of the first footbed in 1902 marked the starting point of our orthopedics business. In this category, we develop and sell footbed inserts that are designed to improve gait and deliver the experience of “Naturgewolltes Gehen” in third-party shoes such as sneakers, sports and dress shoes, casual shoes and boots. Virtually all existing shoe types can benefit from the addition of one of our footbeds. A portion of our Orthopedics business sits at the soul of our function-first ethos, selling tools, replacement parts and components that equip orthopedic shoemakers and enable them to repair our custom made footbeds.

Product Innovation and Creation

We have developed a differentiated innovation engine by approaching innovation through two primary lenses:

1)	Celebrate the archive by utilizing distinct design elements to modify existing silhouettes and introduce newness in a low-risk manner.

2)	Build the archive by leveraging our footbed as the development platform, enabling us to create new products from the “inside-out.”

We believe this approach will continue to unlock the power of the BIRKENSTOCK brand, as it has done for the past 60 years, resulting in the expansion of the archive to over 700 silhouettes.

Celebrate the Archive

We routinely update our Core Silhouettes and other existing silhouettes by adjusting parameters such as color, materials and other details (e.g., buckles) to create newness and strategically extend our reach without completely launching products from scratch. For example, we have expanded many of our most popular silhouettes such as the Arizona, Madrid and Gizeh across price points and usage occasions by adding a water ready variant utilizing EVA and PU while at the same time broadening their appeal through premium-designer and fashion collaborations. This approach continuously infuses the brand with newness while undertaking minimal risk.

Build the Archive

We also consistently build our archive by introducing new silhouettes developed around our celebrated footbed. The success of this approach can be seen in the popularity of our recent launches, with products

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launched since fiscal 2017, represented nine of the top 20 selling silhouettes in fiscal 2022. Furthermore, we have recently capitalized on the massive opportunity we see in the closed-toe category of the footwear market by expanding our reach across seasons and usage occasions, while driving accelerated growth resulting from an increased share of higher priced, closed-toe styles.

Collaborations and 1774 Premium Range

In 2019, we created an innovation hub in Paris through our global 1774 office, which we conceived as a home to lead our collaborations with leading footwear designers and a showcase for special projects and the 1774 premium line. All collaborations deliver the functionality of the BIRKENSTOCK footbed to our consumers and directly drive our innovation strategies of celebrating and building our archive. For example, our first collaboration with Manolo Blahnik in 2022 elevated one of our Core Silhouettes, the Arizona, by using luxury velvet uppers and exclusive crystal buckles. Conversely, for our collaboration with Fear of God, we partnered with the design team to create an entirely new silhouette, the Los Feliz. Each of these collaborations demonstrate ways BIRKENSTOCK leverages collaborations to both celebrate and build the archive in line with our decades-old approach to innovation.

Since the inauguration of the 1774 office, BIRKENSTOCK has partnered with beloved brands such as Rick Owens and Stüssy, along with high-fashion labels such as Proenza Schouler, Jil Sander, Valentino, DIOR and Manolo Blahnik, to create capsule collections that expand our brand reach and target specific consumer categories and markets. Our selective partnerships ensure the collaborations are truly synergistic with each collection reimagining the classic BIRKENSTOCK while simultaneously pushing boundaries. The 1774 office serves as a platform to connect our brand with the high-end of the cultural zeitgeist and ensures that BIRKENSTOCK continues to be culturally relevant and globally visible.

Go-Forward Product Strategy

Looking ahead, we will continue to grow our Core Silhouette collections through low-risk newness while also deploying our footbed across more product categories and usage occasions. Specifically, we expect to expand existing silhouettes and create new silhouettes that incorporate new materials and production techniques, such as PU direct injection, to broaden our product range across usage occasions. For example, our PU technology will enable extensive innovation in outsoles, allowing us to create products tailored for active and outdoor and professional usage occasions. To further support our innovation agenda,

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we have invested in our capabilities to identify additional consumer need states and areas where we can extend our functional leadership. These capabilities have been enhanced through the formation of a dedicated biomechanics team and the creation of a laboratory for new technical and materials innovations in 2018.

Operations

Responsible Sourcing

We carefully manage our operations, including the sourcing of required raw materials and components. Our sourcing strategy is rooted in our core values of function, quality and tradition. We favor suppliers from Europe and strive to form long-lasting relationships built on mutual trust. We target a reliable and safe supply of high-quality goods that maximize the full functional potential of our products and enable efficient production.

We utilize responsibly sourced raw materials in the production of our silhouettes in compliance with strict ethical and social standards based on industry best practices. Cork, one of the most prominent materials in our products, is an inherently sustainable and versatile material that can be harvested without harming the tree. Cork is also naturally lightweight, breathable and insulating. We source 100% of our cork from suppliers in Portugal.

We source other raw materials, including leather, EVA adhesives, natural latex, jute, wool felt and buckles from almost 200 suppliers located in Europe. Certain materials and components, representing less than 10% of the total value of our raw materials, originate from outside of Europe. Examples include jute and latex, which are not grown in Europe. We buy these materials from EU-based importers and have full transparency of their sources, who we visit frequently to ensure compliance with our strict guidelines on responsible sourcing practices. Generally, we source our materials from multiple suppliers and have policies to prevent dependence on any single supplier.

We have long-standing relationships with many of our top suppliers, with an average tenure of 15 years for our top 25 partners, which represent 70% of raw materials and semi-finished goods sourced in fiscal 2022. We require all suppliers to comply with our Supplier Code of Conduct relating to working conditions as well as certain environmental, employment and sourcing practices.

Manufacturing and Production

We engineer and produce 100% of our footwear within the European Union, which we believe is one of the safest and most regulated markets in the world.

Our vertical manufacturing and “made in Germany” approach enables us to control our operational footprint and apply a highly resilient, quality-first methodology. We set the highest standards for quality, efficiency and delivery, which we execute across all manufacturing sites with full transparency and control. Our skilled manufacturing team of approximately 4,400 employees is the strongest demonstrator of our culture of quality and craftsmanship. We provide extensive training to our employees to pass down the best practices we have learned over 250 years of manufacturing tradition. Moreover, we operate our own BIRKENSTOCK University to provide continued development for our employees at all levels with a curriculum ranging from sandal making to managerial programs that support upward mobility.

We believe our five factories in Germany and our recently acquired component operation in Portugal provide a unique platform that shortens lead-time to fulfill demand. Beyond our owned manufacturing, trusted long-term partners or our own subsidiary produce a small remaining percentage of the components for our iconic silhouettes, all of which are manufactured within the European Union. We invest in our manufacturing sites every year to further ensure the highest quality standards and expand our

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capacity. For example, we recently built special collaboration production lines that implement state-of-the-art technology allowing us to further expand our production output in existing facilities to meet growing demand.

Our engineers continually seek ways to optimize efficiency and quality of our production, automating processes where possible without sacrificing the unique craftmanship our products are known for. Our factory in St. Katharinen is equipped with automatic finishing lines which are custom made to our specifications and designed in cooperation with our own in-house engineers.

We aim to add several million more pairs of product capacity over the next five years, which will allow us to accelerate expansion into untapped markets while maintaining control over our supply chain and product quality. We are currently adding to and expanding our owned manufacturing footprint at two facilities. Our newest factory in Pasewalk, Germany will be operational in late 2023, expanding our popular EVA product capacity while freeing up our other factories to generate incremental capacity to meet the strong demand for our brand. We also plan on expanding our recently acquired component manufacturing facility in Arouca, Portugal over the next two years. We remain committed to our policy that all footbed production and engineering take place in Germany and that all manufacturing occurs in the EU to ensure the highest quality products are manufactured according to centuries-long tradition.

Quality Management

We believe how things are made matters as much as the finished product itself. Our products are made to stand the test of time and designed to be long-lasting, durable and repairable. Our operations are built on the passion for delivering perfect products every day and we learn and act swiftly in case of deviations from our standards.

To ensure we uphold these values, we employ a strict quality management approach and have made significant investments into physical, chemical and visual inspection laboratories and facilities.

Material and component specifications aim for the highest levels of durability and functional performance. We focus on material quality over cost. For example, our leather uppers are made using high quality, 2.8mm-3.0mm thick leather, superior to footwear industry standards.

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When choosing construction and fabrication methods for our products, we always have longevity and quality in mind. We develop durable products that preserve their functionality and that are easily repairable after extensive wear, if needed. For example, we design all our classic cork-latex silhouettes to enable replacement of the outsoles, footbeds and uppers. Third-party repair services around the globe purchase original components for repair from us.

Our long-lasting quality and durability allow some consumers to keep pairs for over three decades with careful maintenance and repair.

Logistics

We operate a reliable logistics system that utilizes in-house and third-party services to support our global market reach. Our logistics system provides preliminary and intermediate products to our production sites and ensures a demand-driven flow of finished goods to our markets. Our in-house logistics adds additional flexibility to our owned and controlled operations system, which enables us to deliver at short notice and grants us a competitive edge over other brands, particularly in Europe.

The main hub of our logistics network is in Germany, where we operate four fulfillment centers, one self-operated and three third-party operated. Most of our finished products begin their journeys in this main logistics hub, excluding those we ship directly from manufacturing sites. From there, we distribute our products internationally to B2B partners, retail stores, DTC partners and our regional distribution centers in the Americas, Asia-Pacific, Middle East and India. These international distribution centers supply our local wholesalers, retail stores and e-commerce customers in each respective region.

Environmental and Social Responsibility

Environmental and social responsibility is naturally an important aspect of our core corporate values of function, quality and tradition.

With our stringent health and safety standards and procedures, we ensure a safe and state-of-the-art workplace for every employee. We have initiated the ISO 45001 certification process for all of our German locations, which we plan to complete gradually until the end of 2025.

The new factory in Pasewalk will be our first fully electrical energy-driven factory, without using gas or oil. A share of its electricity will be self-generated by photovoltaics source, while the rest will be largely provided by renewable sources, with the respective share generated by renewable sources above the German average. Together with its green roof, heat recovery in compressed air generation and in the exhaust air system, and with charging stations on the company parking lot, this location presents the future direction of our facilities.

We take full responsibility for our sourcing of raw materials and components. We require all our business partners to comply with our Supplier Code of Conduct relating to working conditions as well as certain environmental, employment and sourcing practices. Additionally, we ensure sufficiently regulated and safe operational standards of our partners at minimum, as required by EU jurisdiction. A significant proportion of the materials we use are of natural origin, such as cork, natural latex, jute, leather and wool felt.

Our products are assembled in an efficient manner and we evaluate how to optimize our energy usage and minimize waste. Additionally, we continually undergo climate risk assessments and greenhouse gas emissions analyses to identify areas for improvement.

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BIRKENSTOCK Fan Community

At BIRKENSTOCK, we approach our marketing strategy with a product-first ethos. We believe good marketing begins with a product that has a real purpose and creates a unique product experience. Second comes distribution, which is meant to create a holistic brand experience that highlights the quality, craftsmanship and heritage of our brand. We then focus on the nature of our functional products, which require articulation of the benefits for first-time buyers. Only then comes outward communication, which is meant to educate our consumers and to give our fans an opportunity to connect and engage with our brand on an emotional level. In turn, our approach to marketing, advertising and driving brand awareness is predominantly organic in nature. BIRKENSTOCK is synonymous with function, quality and tradition. These values have been shared through extensive word-of-mouth exposure that the brand continues to benefit from today. The organic factors highlighted below support a virtuous cycle of consumer consideration, trial, conversion and repeat purchase, drawing and maintaining new fans in the BIRKENSTOCK ecosystem.

Grassroots Storytelling

Authentic storytelling is a hallmark of our approach to brand awareness and a means by which we demonstrate how potential consumers are transformed into loyal brand fans. We create authentic brand content, such as our Birkenstories collection, which are video portraits of BIRKENSTOCK consumers, to highlight the impact our footbed and the functionality of BIRKENSTOCK products have on consumers across all walks of life. Over the years, we have told the stories of ballet dancers and pro football coaches, along with celebrated chefs and acclaimed researchers — all of which serve to support BIRKENSTOCK’s enduring purpose: to empower everyone to walk as intended by nature in order to maintain foot health. Inspired by the training courses and books of our forefathers, Konrad, Carl and Karl Birkenstock, we produce educational content on the subject of foot health in contemporary ways and share this content via our own online and social media channels.

Earned Media

Influencer and celebrity support for BIRKENSTOCK is extensive and has permeated the social strata for decades. We do not systematically engage in or pay for product placement, influencer marketing or seeding. We are proud that many influential personalities, including contemporary musicians, actors, artists and athletes, value our products. We recognize this is a privilege, and we work hard to earn the appreciation of all our consumers every day. We benefit from the extensive earned media that results from celebrities wearing our products. These broadly followed voices and personas extend the brand’s reach by organically exposing their followers to our products. In addition, our 1774 collaborations with well-known brands such as Stüssy, DIOR and Fear of God serve as differentiated marketing vehicles, enabling us to increase our brand reach to new consumers in a cost-effective manner. We believe our distinctive and successful use of collaborations, along with organic, unpaid support from celebrities has generated significant earned media.

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Word-of-Mouth

Our global community of loyal consumers serves as another example of the power of word-of-mouth exposure. According to a recent survey over 60% of consumers learn about BIRKENSTOCK through word-of-mouth exposure. This figure increases to nearly 70% when you include celebrity and/or influencer media. This strong word-of-mouth exposure is due in part to the universality of our brand, which appeals to a broad range of consumers across age, gender and socio-economic demographics. These consumers are vocal about their passion for the brand and serve as brand ambassadors as they promote BIRKENSTOCK in their everyday lives.

Digital Marketing

Our digital marketing strategy focuses on ensuring brand integrity, carefully choosing our presence on selected online marketplaces and social media accounts (including Facebook, Pinterest and Instagram, where we have official brand accounts) and maintaining consistency in imagery and content (visual and editorial) across markets and media. We advertise our products through our online magazine featuring brand supporters, online tutorials (including on YouTube), opt-in newsletters and other brand and retail events.

Content Creation and Consumer Education

Our recently established BIRKENSTOCK Content House was created to produce and distribute many of these powerful stories of BIRKENSTOCK’s craftsmanship, fan love and other core values. These stories are disseminated on social media platforms and through strategic advertising campaigns, which provide further touch points to engage with and bring consumers into our ecosystem. We additionally make tactical investments in paid media to support and protect our brand in a manner that celebrates the purpose and core values of our products.

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Engineered Distribution Approach

Strategically Managed, Engineered Distribution

We distribute our products globally in more than 90 countries via our distribution network led by three regional hubs: Americas, Europe and APMA. We optimize growth and profitability through a complementary, multi-channel distribution strategy across both DTC and B2B. Across these channels, we execute a strategic allocation and product segmentation process, often down to the single door level, to ensure the right product is being sold in the right channel at the right price point.

This approach is centered around the strategic calibration of our ASP and is driven by key levers such as market conversions from third-party distributors, the expansion of our DTC channel and the optimization of our wholesale partner network. We pioneered this engineered distribution model in our U.S. market, ultimately helping drive a 32% revenue CAGR in the U.S. between fiscal 2014 and fiscal 2022. This transformative approach now serves as the blueprint for channel strategy in all of our regions.

Market Conversions from Third-Party Distribution

For almost a decade, we have deliberately taken back distribution in key markets, including the UK, France, Canada, Japan and South Korea, reducing the share of business utilizing third-party distribution from 32% of revenues in fiscal 2018 to 14% of revenues in fiscal 2022.

Balanced Shift Towards Direct-to-Consumer

Our DTC footprint fosters direct consumer relationships and provides access to BIRKENSTOCK in its purest form. We have executed on a deliberate strategy to increase our DTC penetration, which has enabled us to express our brand identity while engaging directly with our global fanbase and capture real-time data on customer trends and behavior. Additionally, our high levels of demand creation from organic sources support consistent, attractive profitability in our DTC channel, which reached 38% of revenues in fiscal 2022 and grew at a CAGR of 42% between 2018 and 2022. Since 2016, we have invested significantly in our online platform to support this channel shift, now operating our own e-commerce platform in more than 30 countries with ongoing expansion into new markets.

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Note: See “Presentation of Financial and Other Information — Financial Statements.”

We complement our digital presence with the live experience of our best product assortments through a network of approximately 45 owned retail stores and more than 350 mono-brand stores with strategic partners. Most of our owned retail locations are in Germany, where we operate a network of 20 locations as of May 1, 2023. Additionally, we operate four stores in the U.S. and three in the UK. We have recently embarked on a strategy of opening locations in prime destinations, such as Soho and Brooklyn in New York City, Venice Beach in Los Angeles, Tokyo, London and Delhi.

We aim to drive DTC growth through e-commerce and owned retail stores, replicating our successes in the U.S. and Europe, while simultaneously optimizing our B2B presence globally with wholesale partners who support our brand positioning across geographies.

Strategic Wholesale Partnerships

Our wholesale business remains a key pillar of our multi-channel strategy. Our valued retail partners curate BIRKENSTOCK in their multi-brand environments and create high visibility with a broad consumer base. We work with more than 6,000 carefully selected wholesale partners in over 75 countries, from orthopedic specialists and mom-and-pop stores to major department stores and high-end fashion boutiques. Our partnership model focuses on identifying the optimal partners across each of our categories and selling price points. We segment our product line according to specific retailer quality clusters and limit access to our most iconic silhouettes to only the most premium ones.

We approach each market with a tailored, localized strategy based on competitive dynamics and attributes such as customer demographics, sometimes allocating product down to the door level with our wholesale partners.

Our best-in-class partners around the world provide our brand with visibility in a competitive marketplace, have strong, predictable sell-through rates and broaden our consumer base. The early placement of wholesale orders effectively determines sales to the customer six months in advance and

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greatly aids in our production planning and allocation. In addition, sell-through transparency from important wholesalers provides real insight into overall market and inventory dynamics.

Properties

We own six manufacturing facilities in Germany, including our newest Pasewalk facility opening at the end of 2023, and one component manufacturing facility in Arouca, Portugal. We also own our distribution center in Vettelschoß, Germany.

We also lease logistics and production sites, office spaces, retail spaces and storage spaces across Europe, the Americas and APMA, including our corporate headquarters located in Linz am Rhein, Germany and administrative headquarters located in Munich and Cologne, Germany. We lease a total of 57, 12 and 16 sites in Europe, the Americas and APMA, respectively, as of May 1, 2023.

We expect our administrative, production and distribution facilities will be able to accommodate substantial growth of our operations for the foreseeable future.

Intellectual Property

Our long-term commercial success is connected to our ability to obtain and maintain IP protection for our brand and products, defend and enforce our IP rights, preserve the confidentiality of our trade secrets and prevent third parties from infringing, misappropriating or otherwise violating our IP rights. We seek to protect our investments made into the development of our products, brand and designs by relying on a combination of trademark, patent, copyright, trade secret and other IP laws as well as by contract (such as confidentiality agreements and development agreements).

We own a portfolio of IP rights in various jurisdictions. The BIRKENSTOCK brand is our most material IP asset. All of our material IP development and the registration process for new IP is conducted by our team in Germany. Over the last several years, we have increased our focus on educating employees about the value of our brand and design portfolio and have heavily invested additional resources into IP rights enforcement against third-party infringers, including those who seek to copy our iconic silhouettes. Our enforcement mechanisms include seizure measures, taking legal action where necessary and working with local jurisdictions to combat any counterfeiting operations.

We own more than 1,400 registered trademarks and have more than 150 pending trademark applications in more than 100 different brands, with registrations for our core brands in more than 100 countries worldwide. Our trademark registrations cover the international class of goods for footwear and, in most jurisdictions, the class of goods covering orthopedic articles, including in key markets such as the European Union (including Germany), the United Kingdom, the United States, Canada, China and South Korea. We also have pending trademark applications in certain additional jurisdictions. These applications include, among others, trademarks relating to the Papillio brand, as well as the names of certain shoe styles, including Birk, Birki, Birko-Flor and the BIRKENSTOCK footprint logo (seal).

We seek IP protection for protectable elements of certain of our shoe products, primarily as design patents in the United States and design registrations in other countries, as part of our overall global IP strategy. We own more than 40 utility patents and have five utility patent applications pending in various jurisdictions, and we own more than 120 design patents and approximately 90 design patent applications in the U.S. and more than 2,200 design registrations and more than 500 pending design applications for key footwear designs in various jurisdictions. Our portfolio of design patents and registered designs includes, among others, recent models like Madrid Big Buckle, Arizona Big Buckle, Boston Big Buckle, Bend, Arizona Bold Buckle, Boston Bold Buckle and Buckley. We continually review our development efforts to assess the existence and patentability or registrability of new IP.

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We own more than 900 domain name registrations, including for our primary domain names, www.birkenstock-holding.com and www.BIRKENSTOCK.com. We also own country-code domain registrations in more than 150 locations, including Germany (.de), France (.fr), the United Kingdom (.co.uk) and Spain (.es). In addition, in order to strengthen domain presence and protect our brands from domain name squatters, we regularly register iterations of our material domains. We also operate social media accounts, including on Facebook and Instagram, and have various active websites.

We also rely, in part, on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. For more information regarding the risks related to our IP, see “Risk Factors — Risks Related to Intellectual Property, Information Technology and Data Security and Privacy.”

Corporate Citizenship

We drive sustainable actions on three fronts: (i) people and communities, (ii) manufacturing processes and (iii) products. Our commitment to these actions has endured throughout our history and makes BIRKENSTOCK a trusted and responsible brand in footwear.

Our people and communities are essential for delivering the footbed to consumers globally. We meet or exceed the minimum wage standards and support our employees by providing additional benefits in all countries where we make our products. We have also migrated to a three-shift model in our manufacturing facilities and excluded weekends from our production rotation in certain regions, contributing to better working conditions for our people. In addition, we ensure the highest health and safety across the workplace. We maintain a relatively flat corporate structure, which we believe facilitates quick decision-making and trustworthiness throughout our Company.

Our owned manufacturing ensures our processes achieve a high level of transparency and compliance with EU environmental and social standards. Quality, delivery and cost standards are made centrally and controlled across all manufacturing sites. Our consumers can take comfort in that 100% of our products are engineered and produced in the European Union, which is one of the safest and most regulated markets in the world. We have high standards for the suppliers with whom we partner and require our suppliers to maintain compliance with certain economic, ecological and social responsibility standards that are publicly accessible on our website. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus.

Our products are built to last, which differentiates us from brands which create products that need to be replaced frequently. Although not our explicit objective, our products are environmentally friendly by nature thanks to both the product inputs and durability. Additionally, BIRKENSTOCK has used water-soluble and solvent-free adhesives almost exclusively in its production processes for more than 10 years. Our products are long-lasting and differentiated due to high-quality materials and a high level of craftsmanship, which we believe differentiates our products from alternatives in the market. We also apply environmental practices such as waste disposal and chemical management at our factories and offices.

Human Capital

One of our strongest assets is our human capital. We look for talented people who share our values of accountability, responsiveness, excellence, teamwork, respect and integrity. We are proud of our unique company culture, where ideas, innovation, collaboration and personal development are essential. We believe our brand, culture and employees are central to our success and our ability to attract, develop, motivate and retain highly skilled talent.

As of March 31, 2023, we employed approximately 5,800 employees including approximately 4,900 full-time equivalent employees worldwide and approximately 900 contingent workers, primarily at our production sites in Germany. Of the 4,900 full-time employees, approximately 140 were employed in our

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corporate-owned stores, 110 were employed in distribution (logistics), 3,280 were employed in production and the remaining approximate 1,100 performed selling, general, administrative and other functions. We have a broad and diverse team, which was 55% female in total with more than 70 different nationalities represented as of March 31, 2023.

We are subject to, and comply with, local labor law requirements in all countries in which we operate. We have a group work council in the BS Group B.V. & Co. KG and five works councils established at productions sites in Germany. We do not have any labor unions in the U.S. We do not currently foresee a shortage in the number of qualified personnel needed to operate our business. To date, other than the temporary closures due to restrictions imposed during the COVID-19 pandemic, we have not experienced a labor-related work stoppage in the past three years. For more information, see “Risk Factors — Risks Related to Our Employees and Operations.”

Competition

We are one of the leading brands in the global footwear market. The global footwear industry is a large and fragmented market, with the top 5 brands accounting for 20% of the overall footwear market, according to Euromonitor data. While this implies a competitive market structure, we believe there is significant opportunity for brands with strong awareness and high-quality products to take market share.

While we do not compete with any one single company with respect to the entire spectrum of our portfolio, competition is primarily based on brand awareness, product functionality, quality and durability, design and comfort and marketing and distribution. We believe our brand equity, paired with our superior products, with their orthopedic foundations, high-quality materials and focus on functionality, position us well to continue succeeding in the global wholesale, retail and e-commerce channels.

Regulatory Matters

We are subject to the laws and regulations of the jurisdictions in which we operate, covering a wide variety of areas affecting general consumer protection and product safety, including health and safety, environmental, product quality and safety, competition, data protection and privacy, export and import controls, anti-corruption legislation, trade sanctions and labor laws. Generally, each region is primarily responsible for compliance with various local regulatory regimes applicable within its jurisdiction and there are regional lawyers in place to support. We have a central legal team that is primarily responsible for overseeing compliance with laws and regulations at BIRKENSTOCK, as well as supporting the regional teams across jurisdictions vis-à-vis compliance with the regulatory regimes. While BIRKENSTOCK does not operate in a heavily regulated industry, the legal team is well-staffed and engaged to deal with risks as they arise. See “Risk Factors — Risks Related to Legal, Regulatory and Taxation Matters — Compliance with existing laws and regulations or changes in any such laws and regulations could affect our business.”

Legal Proceedings

We are subject to litigation from time to time in the ordinary course of business. We are not currently involved in any legal proceedings, which, either individually or in the aggregate, are expected to have a material adverse effect on our business or financial position. See “Risk Factors — Risks Related to Legal, Regulatory and Taxation Matters — We are subject to the risk of litigation and other claims.”

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MANAGEMENT

Directors and Executive Officers/Presidents

This section presents information about the directors of Birkenstock Group Limited and our executive officers/presidents of the operating business upon the listing of our ordinary shares on                . The current business addresses for the directors of Birkenstock Group Limited is 1-2 Berkeley Square, London W1J 6EA, UK.

Name	Age	Position
J. Michael Chu	65	Director
Nikhil Thukral	52	Director
		Director
		Director
		Director
		Director
Oliver Reichert	52	Chief Executive Officer and Director
Dr. Erik Massmann	57	Chief Financial Officer
Markus Baum	49	Chief Product Officer
Klaus Baumann	54	Chief Sales Officer
David Kahan	62	President Americas
Mehdi Nico Bouyakhf	48	President Europe
Jochen Gutzy	53	Chief Communications Officer
Christian Heesch	50	Chief Legal Officer
Mark Jensen	39	Chief Technical Operations Officer

The following is a brief biography of each of our directors and executive officers/presidents:

J. Michael Chu has been a Director since April 2021 (including service as a director of MidCo). Mr. Chu has served as the Global Co-Chief Executive Officer and the co-founder of L Catterton since 1989. Mr. Chu also serves on the boards of directors of various portfolio investments of the L Catterton funds. Prior to forming L Catterton, Mr. Chu held a variety of senior positions with First Pacific Company, a Hong Kong-based publicly listed investment and management company, which he joined in 1983. His positions at First Pacific included Vice President and Corporate Treasurer, First Pacific (Hong Kong); Director of Finance, Hagemeyer N.V. (Netherlands); Vice President and Treasurer, Hibernia Bank (San Francisco); Chief Operating Officer, Comtrad, Inc. (New York); and Chief Operating Officer, Doyle Graf Raj (New York), an advertising firm. Mr. Chu graduated with a B.A. with highest honors in Psychology and Economics from Bates College, where he served for 18 years as a member of its Board of Trustees. He is also a member of the Committee of 100, the leading Chinese-American philanthropic organization.

Nikhil Thukral has been a Director since April 2021 (including service as a director of MidCo). Mr. Thukral is a Managing Partner at L Catterton focused on the Buyout fund and has been with L Catterton since 2004. Prior to joining L Catterton, he was a Vice President at MidOcean Partners, a New York and London based private equity firm. Prior to MidOcean, Mr. Thukral spent three years with DB Capital Partners, the private equity arm of Deutsche Bank and the predecessor entity to MidOcean. While at MidOcean and DB Capital, he helped originate, evaluate, and monitor both control and minority investments in middle market companies in the consumer products and general industrial sectors. Prior to joining DB Capital, Mr. Thukral was an Associate in the Healthcare group at JP Morgan and Co., where he focused primarily on mergers and acquisitions and capital raising mandates for clients in the pharmaceutical and healthcare services sectors. Mr. Thukral graduated with a B.S. in Finance with High Honors from the University of Illinois at Urbana Champaign, and received his M.B.A. from the University of Chicago.

Oliver Reichert was appointed the Chief Executive Officer of the BIRKENSTOCK Group in 2013 and has been a Director since April 2021 (including service as a director of MidCo). Mr. Reichert is the first top

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manager from outside of the Birkenstock family to head the long-standing BIRKENSTOCK Group. Mr. Reichert has been with the BIRKENSTOCK Group since 2009 when Christian Birkenstock invited him to lead the transitional process from a loose group of 38 single entities with different shareholder and management structures into the BIRKENSTOCK Group in 2012. Since 2013, he has been leading the company as Chief Executive Officer. Mr. Reichert is the creative mastermind behind our unique success and growth story, the driving force behind our transformation and innovation, and our supreme brand ambassador and brand custodian. Prior to joining the Company, Mr. Reichert held various positions at Deutsches Sportfernsehen (currently Sport1), including as a reporter and then as Chief Executive Officer between 2006 and 2009.

Dr. Erik Massmann was appointed Chief Financial Officer of the BIRKENSTOCK Group in 2023 and oversees the BIRKENSTOCK Group’s Finance and Human Resources Departments. Mr. Massmann brings 30 years of professional experience to the job, including more than 20 years as Chief Financial Officer in various companies and industries. Mr. Massmann started his career in the corporate finance department of DG Bank AG. After being appointed the Chief Financial Officer of the software company IBS AG in 2001, he joined CompuGroup Medical AG in 2003 and served as Chief Financial Officer until 2009, being responsible for finance, corporate controls, HR and investor relations having led its initial public offering process in 2007. Personal&Informatik AG followed in 2010 until he joined Sportradar AG in 2014, a sports technology company. In 2020, Mr. Massmann joined the online fashion brand Oceans Apart, before joining BIRKENSTOCK in November 2022. Mr. Massmann graduated with a Diploma from the Freie Universität Berlin, where he also received his Doctorate in Economic and Political Sciences in 2003.

Markus Baum was appointed Chief Product Officer of the BIRKENSTOCK Group in 2019, where he is responsible for making sure all of BIRKENSTOCK’s products are created in line with our fundamental functionality principles — maintaining the highest quality standards. Prior to his current appointment, Mr. Baum served as Global Director for Product Creation for the BIRKENSTOCK Group from 2017 to 2019. The step-up saw Mr. Baum additionally assuming responsibilities for the sourcing of materials and group quality management and of the BIRKENSTOCK Group’s product engineering as well as overseeing the brand’s efforts around bolstering its sustainability credentials. Starting his career with Roland Berger Strategy Consultants as Project Manager (1999-2003), Mr. Baum moved into the footwear arena with Adidas, where he worked in Sales, Brand and Product Management and other positions from 2003 to 2013, growing into key leadership roles in Europe. Afterwards he joined Jack Wolfskin’s Footwear Division as a Director, where he served from 2013 to 2017. Mr. Baum graduated from the University of Cologne with a degree in business administration (Diplom-Kaufmann).

Klaus Baumann runs the BIRKENSTOCK Group’s global sales operation. He was appointed Chief Sales Officer of the BIRKENSTOCK Group in 2015. He remains close to all global and brand-relevant themes, both viewing how products perform in markets across the world and organizing matters around new business fields, pricing and planning. Mr. Baumann also leads BIRKENSTOCK 1774, the BIRKENSTOCK Group’s creative and innovation hub which shapes the name for the exclusive line of design collaborations with exceptional contemporary designers such as DIOR and Manolo Blahnik, forming a new type of creative exchange and a unique way to bring new products to BIRKENSTOCK’s global market. A footwear aficionado, Mr. Baumann formerly worked with Spanish footwear brand Camper as Country Manager Northern Europe and in various other positions for 17 years before joining Birkenstock in 2015. Prior to his time at Camper, Mr. Baumann worked as Sales Manager for the Deutschland, Austria, Confœderatio Helvetica (Switzerland) (“DACH”) market at Eightball Distribution. Mr. Baumann holds a Professional School degree in engineering.

David Kahan was appointed President Americas in 2013, and for more than a decade he has helped steer the BIRKENSTOCK Group to success in the Americas through his spirited leadership, passion for the footwear industry and keen understanding of the Company’s values. Since taking up the post of President of BIRKENSTOCK Americas in June 2013, Mr. Kahan has championed the Made-in-Germany BIRKENSTOCK product in the region through collaborations with important retailers, in turn boosting brand recognition

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and helping sales increase. Mr. Kahan, whose previous postings include a key position with Reebok in the United States, has made bold decisions to achieve success for the BIRKENSTOCK Group. A lover of sneaker culture, Mr. Kahan has built up a strong array of contacts thanks to his decades in the industry. From beginning his career journey in the footwear department at retailer Macy’s to working with Reebok across major collaborations, Mr. Kahan’s love for the industry has never wavered. Mr. Kahan graduated with a Bachelor of Science from the State University of New York.

Mehdi Nico Bouyakhf was appointed President Europe in May 2021 and is responsible for business in the BIRKENSTOCK Group’s second largest region. The role is a multi-faceted one, which sees him overseeing distribution (direct-to-consumer and wholesales partnerships), brand and merchandising management, finance and human resources in a dynamic context across the culturally diverse European continent. In this position, Mr. Bouyakhf, who joined the BIRKENSTOCK Group in May 2021, deals with 3,500 wholesale partners and manages distribution across 20 countries, with operating teams, offices and showrooms in more than 10 nations. With Germany being the territory where the BIRKENSTOCK brand originated, Mr. Bouyakhf understands the importance of the country as a key market but is also pursuing ambitious growth targets across the entire region. Mr. Bouyakhf previously worked with Nike for almost 20 years.

Jochen Gutzy was appointed Chief Communications Officer of the BIRKENSTOCK Group in March 2023. With extensive experience as a communications executive, he has played a key role in growing the BIRKENSTOCK Group’s respected public image over the years. The economist and former journalist conceptualizes and executes the brand’s comprehensive global communications strategy. Being an expert in dealing with growth, innovation, change and crisis, he joined the BIRKENSTOCK Group in June 2013 as Head of Corporate Communications and has been involved in the transformation of the BIRKENSTOCK Group. Mr. Gutzy spent a considerable part of his professional life at BIRKENSTOCK, barring an 18-month period where he took the reins at L’Oréal as Director of Corporate Communications for Germany and Austria. Returning to the BIRKENSTOCK Group in 2021, his tenure in his executive communications position has seen him guide the brand through the major acquisition from the LVMH-backed L Catterton that same year. Mr. Gutzy graduated with a masters degree in economics from the University of Hohenheim.

Christian Heesch was appointed Chief Legal Officer of the BIRKENSTOCK Group in March 2023, where he oversees the complete legal framework that the BIRKENSTOCK brand operates under internationally, managing all affairs in this section of the business. Currently a member of the BIRKENSTOCK Group’s executive team, Mr. Heesch provides legal guidance to the Chief Executive Officer and senior management on matters ranging from IP law and compliance to commercial law including global distribution deals, sales and supply contracts, international litigation, labor law and all other legal matters. Mr. Heesch, who leads a global team of lawyers and legal experts, was previously one of the BIRKENSTOCK Group’s external legal counsel. He joined the Company in February 2021 as Director of Legal after a successful career from 2003 to December 2022 as an equity partner at Duvinage Rechtsanwaltsgesellschaft mbH, a respected Munich-based boutique law firm, which specializes in the field of sports and media industry, startups and celebrities. During his time at Duvinage Rechtsanwaltsgesellschaft mbH, he helped clients across a broad range of matters, offering guidance on everything from corporate and labor law to advertising and licensing agreements, as well as work for the BIRKENSTOCK Group, a long-term client of Duvinage Rechtsanwaltsgesellschaft mbH. Mr. Heesch successfully completed his law studies at the Universities of Kiel and Hamburg with the second state exam.

Mark Jensen was appointed Chief Technical Operations Officer of the BIRKENSTOCK Group in August 2021. Mr. Jensen brings a wealth of experience and ambition to his role and orchestrates the Company’s manufacturing and logistics sites and multiple external suppliers, aiding them in delivering manufacturing inventory to the BIRKENSTOCK Group that meets our high production standards. Mr. Jensen is responsible for more than 4,000 staff members, maintaining a positive working culture throughout the operations sphere. Mr. Jensen gained extensive management experience running major production operations for a period of over 13 years in Asia and beyond with the footwear brand Ecco, where he held various production

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and technical director roles in Thailand, Indonesia and Vietnam and worked as a General Manager in China. Mr. Jensen studied business administration and management at the University of Leicester, where he graduated with a degree in economics. He also studied global business at Nottingham Trent University, where he graduated with a post-graduate diploma degree in management.

Board of Directors

Upon the consummation of this offering, our board of directors will be composed of members. The authorized number of directors may be changed by resolution of our board of directors, subject to the terms of the shareholders’ agreement described in “Related Party Transactions — Shareholders’ Agreement.” In accordance with our Articles of Association, which will be adopted and filed immediately prior to the completion of this offering, our directors will be divided into three classes serving staggered three-year terms. At each annual meeting of shareholders, our directors will be elected to succeed the class of directors whose terms have expired. Our directors will be divided among the three classes as follows:

•	the Class I directors will consist of , and , and their terms will expire at the first annual meeting of shareholders occurring after this offering;

•	the Class II directors will consist of , and , and their terms will expire at the second annual meeting of shareholders occurring after this offering; and

•	the Class III directors will consist of , and , and their terms will expire at the third annual meeting of shareholders occurring after this offering.

Directors in a particular class will be elected for three-year terms at the annual meeting of shareholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of their successor, or their earlier death, resignation, retirement, disqualification or removal.

The classification of our board of directors, together with the ability of the shareholders to remove our directors only for cause at any time that our Principal Shareholder owns less than 40% of the Company’s voting power, may have the effect of delaying or preventing a change of control or management. See “Description of Share Capital and Articles of Association — Ordinary Shares” for a discussion of other anti-takeover provisions that are included in our Memorandum of Association and Articles of Association.

In addition, we intend to enter into a shareholders’ agreement with our Principal Shareholder in connection with this offering. This agreement will grant them certain board designation rights so long as they maintain a certain percentage of ownership of our outstanding ordinary shares. See “Related Party Transactions — Shareholders’ Agreement.”

Controlled Company Exception

After the completion of this offering, entities affiliated with L Catterton will control a majority of the combined voting power of our outstanding ordinary shares. As a result, we will be a “controlled company” within the meaning of the                  corporate governance rules. Under the                  corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) the requirement that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors

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and that we adopt a written charter or board resolution addressing the nominations process. We may take advantage of certain of these exemptions, and, as a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the                  corporate governance requirements. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in the                  corporate governance rules.

Committees

We anticipate that, prior to the completion of this offering, our board of directors will establish an audit committee. The composition and responsibilities of the audit committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our board of directors will establish, effective upon the consummation of this offering, an audit committee which is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm its independence from us; (3) reviewing with our independent registered public accounting firm the matters required to be reviewed by applicable auditing requirements; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements; (7) designing and implementing our internal audit function and overseeing the internal audit function after its establishment; (8) discussing our policies with respect to risk assessment and risk management (including regarding cybersecurity compliance, risk and mitigation strategies); and (9) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, auditing and federal securities law matters.

Our audit committee will consist of             , and             , with              serving              as chairperson. Rule 10A-3 of the Exchange Act and                  rules require us to have one independent audit committee member upon the listing of our ordinary shares on                 , a majority of independent directors within 90 days of the date of listing and all independent audit committee members within one year of the date of listing. We intend to comply with the independence requirements within the time periods specified. Our board of directors has determined that                     is an “audit committee financial expert” as defined by applicable SEC rules. Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the audit committee, which will be available on our website upon the completion of this offering.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that is applicable to all of our employees (including our executive officers) and directors. At or prior to the closing of this offering, the Code of Conduct will be made available on our website www.birkenstock-holding.com. Our board of directors will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct applicable to any director or executive officer. We expect that any amendments to the Code of Conduct, or any waivers of its requirements applicable to any director or executive officer, will be disclosed in our annual report on Form 20-F.

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Corporate Governance Practices

As a “foreign private issuer,” we are entitled to rely on exceptions from certain corporate governance requirements of                 . Accordingly, we follow Jersey corporate governance rules in lieu of certain of the corporate governance requirements of                 . Among other things, we intend to take advantage of the following exemptions from the corporate governance requirements of                 :

•

Exemption from the requirement that a majority of the board of directors be comprised of independent directors and that there be regularly scheduled meetings with only the independent directors present;

•

Exemption from the requirement that the Company have a compensation committee and a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

Exemption from the requirement that listed companies adopt and disclose corporate governance guidelines that cover certain minimum specified subjects related to director qualifications and responsibilities;

•

Exemption from the requirement to disclose within four business days any determination to grant a waiver of the Code of Conduct to directors and executive officers. Although we will require approval by our board of directors for any such waiver, we may choose not to disclose the waiver in the manner set forth in the                  listing standards;

•	Exemption from quorum requirements applicable to meetings of shareholders; and

•	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans.

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on                 . We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other                  corporate governance rules.

We expect to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and                  listing rules. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of                 . See “Description of Share Capital and Articles of Association” for an overview of our corporate governance principles.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the                  corporate governance rules. See “Management — Controlled Company Exception.”

Executive Compensation

Compensation of Directors and Senior Management

For the fiscal year ended September 30, 2022, the aggregate compensation accrued or paid to members of our board of directors for services in all capacities was €2,925.

For the fiscal year ended September 30, 2022, the aggregate compensation accrued or paid to members of senior management for services in all capacities was €13.5 million. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of senior management amounted to a total of €0.8 million for the fiscal year ended September 30, 2022.

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Post-IPO Compensation of Non-Employee Directors

The Company had no formal non-employee director compensation program for fiscal year 2022. The Company plans to adopt a post-IPO non-employee director compensation program. We intend to describe the material terms of the post-IPO non-employee director compensation program in a subsequent pre-effective amendment to this registration statement.

Management Incentive Plan

Certain members of senior management (including the executive officers) were provided an opportunity to acquire an indirect ownership interest in the Company through investments in ManCo in accordance with the management incentive plan. ManCo was established to be a management ownership vehicle holding an ownership interest in MidCo. Members of senior management purchased interests in ManCo. No distributions will be made to holders of ManCo interests; however, upon a qualifying exit event (including an IPO), the partnership interests in ManCo may be converted into shares of the public listed entity. The converted shares will be subject to certain retention and disposition restrictions.

Annual Incentive Plan

Members of senior management are generally eligible to receive a discretionary annual cash bonus based on achievement of pre-determined performance criteria. Performance goals are set annually and generally relate to corporate performance goals and individual goals.

Senior Management Service and Employment Agreements

Mr. Reichert Service Agreement

We entered into a service agreement with Oliver Reichert effective May 1, 2021 pursuant to which he serves as the Company’s Chairman and Chief Executive Officer (since 2013). The service agreement entitles Mr. Reichert to receive an annual base salary and annual bonus based on achievement of certain performance goals, as well as certain employee benefits, such as providing or reimbursing the cost of certain insurance and use of a company car. In the event of a good leaver termination, Mr. Reichert is entitled to certain benefits for a certain period following termination of his service agreement. Mr. Reichert is subject to certain restrictive covenants, including perpetual confidentiality and a one-year post-termination non-compete and non-solicit.

Dr. Massmann, Mr. Baum, Mr. Baumann, Mr. Bouyakhf, Mr. Gutzy, Mr. Heesch and Mr. Jensen Employment Agreements

We entered into an employment agreement with Mr. Erik Massmann effective February 15, 2023, pursuant to which Mr. Massmann serves as the Chief Financial Officer of the Company. We entered into an employment agreement with Markus Baum effective July 1, 2019, pursuant to which Mr. Baum serves as the Company’s Chief Product Officer, overseeing all product creation, design and development. We entered into an employment agreement with Klaus Baumann effective October 1, 2016, pursuant to which Mr. Baumann serves as the Company’s Chief Sales Officer, overseeing the 1774 collaboration business and managing the Company’s regional operations in the APMA region. We entered into an employment agreement with Mehdi Nico Bouyakhf effective May 1, 2021, pursuant to which Mr. Bouyakhf currently serves as President Europe, overseeing all aspects of the Company’s European Region. We entered into an employment agreement with Jochen Gutzy effective April 1, 2021, pursuant to which Mr. Gutzy currently serves as the Chief Communications Officer of the Company. We entered into an employment agreement with Christian Heesch effective March 1, 2021, pursuant to which Mr. Heesch currently serves as the Chief Legal Officer for the Company. We entered into an employment agreement with Mark Jensen effective August 1, 2021, pursuant to which Mr. Jensen serves as the Company’s Chief Technical Operations Officer, overseeing the Company’s owned factories, production and logistics operations.

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The employment agreements entitle Mr. Massmann, Mr. Baum, Mr. Baumann, Mr. Bouyakhf, Mr. Gutzy, Mr. Heesch and Mr. Jensen to receive an annual base salary and annual bonus based on certain performance criteria. They are entitled to receive certain contributions by the Company to their respective health care plans and to a company car. The employment agreements can be terminated by either party with, in the case of Mr. Massmann, Mr. Baum, Mr. Bouyakhf, Mr. Gutzy, Mr. Heesch and Mr. Jensen, six months’ notice and, in the case of Mr. Baumann, nine months’ notice. The employment agreements subject Mr. Massmann, Mr. Baum, Mr. Baumann, Mr. Bouyakhf, Mr. Gutzy, Mr. Heesch and Mr. Jensen to certain restrictive covenants, including confidentiality and a two-year post-termination non-solicit.

Mr. Kahan Employment Agreement

We entered into an employment agreement with David Kahan on June 1, 2013, as amended on May 27, 2016 and on February 17, 2021 and restated on May 31, 2023, pursuant to which Mr. Kahan serves as President Americas. Mr. Kahan’s employment ends on September 30, 2027, unless terminated earlier in accordance with the agreement. The employment agreement entitles Mr. Kahan to receive an annual base salary and annual bonuses based on achievement of certain performance goals. Mr. Kahan is entitled to participate in the Company’s health care plan and to a car allowance. In the event of a good leaver termination, Mr. Kahan is entitled to deferred compensation per an agreement dated May 29, 2019 and restated on May 31, 2023. The employment agreement also subjects Mr. Kahan to certain restrictive covenants, including perpetual confidentiality and a one-year post-termination non-compete and non-solicit.

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PRINCIPAL AND SELLING SHAREHOLDER

The following table presents information relating to the beneficial ownership of our ordinary shares by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each of our executive officers and directors and persons nominated to serve in such positions; and

•	the selling shareholder.

Immediately prior to the completion of this offering, our issued and outstanding share capital will consist of                ordinary shares.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any such ordinary shares that the individual has the right to acquire within 60 days of             , 2023 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person.

The percentage of outstanding ordinary shares beneficially owned before this offering is computed on the basis of the number of such ordinary shares outstanding as of             , 2023. Ordinary shares that a person has the right to acquire within 60 days of             , 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the business address for each beneficial owner is 1-2 Berkeley Square, London W1J 6EA, UK.

The percentage of ordinary shares beneficially owned after this offering is based on        ordinary shares to be outstanding after the completion of this offering. The percentages assume no exercise by the underwriters of their over-allotment option from us to purchase additional ordinary shares.

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As of             , 2023, to our knowledge,        U.S. record holders held approximately         % of our ordinary shares.

	Shares Beneficially Owned Prior to this Offering		Shares Offered Hereby	Shares Beneficially Owned after this Offering
Shareholder	Ordinary Shares	% of Ordinary Shares		Ordinary Shares	% of Ordinary Shares
5% or Greater Shareholders:
Entities affiliated with L Catterton(1)
Directors and Executive Officers:
J. Michael Chu
Nikhil Thukral
Oliver Reichert
Dr. Erik Massmann
Markus Baum
Klaus Baumann
David Kahan
Mehdi Nico Bouyakhf
Jochen Gutzy
Christian Heesch
Mark Jensen

*	Represents beneficial ownership or outstanding total voting power, as applicable, of less than 1%.
(1)

Consists of                  ordinary shares held by BK LC Lux MidCo S.à r.l., a société à responsabilité limitée incorporated under the laws of the Grand Duchy of Luxembourg. The management of BK LC Lux MidCo S.à r.l. is controlled by BK LC Lux SCA. BK LC Lux GP S.à r.l. is the general partner of BK LC Lux SCA. The management of BK LC Lux GP S.à r.l. is controlled by LC9 Caledonia AIV GP, LLP. LC9 Caledonia AIV GP, LLP is managed by its members, Catterton Caledonia 1 Limited and Catterton Caledonia 2 Limited. The management of each of Catterton Caledonia 1 Limited and Catterton Caledonia 2 Limited is controlled by its directors, J. Michael Chu and Scott A. Dahnke. As such, Messrs. Chu and Dahnke could be deemed to share voting and dispositive power with respect to the shares held by BK LC Lux MidCo S.à r.l. Messrs. Chu and Dahnke each disclaim beneficial ownership of such shares. The address of the entities and individuals mentioned in this footnote is 599 West Putnam Avenue, Greenwich, CT 06830.

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PURSUANT TO 17 C.F.R. SECTION 200.83

DESCRIPTION OF MATERIAL INDEBTEDNESS

The following is a summary of the material provisions relating to our material indebtedness. The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the corresponding agreement or instrument. You should refer to the relevant agreement or instrument for additional information, copies of which will be filed with this registration statement once available.

Senior Credit Facilities

On April 28, 2021, our indirect subsidiary, Birkenstock Limited Partner, entered into a the Senior Term Facilities Agreement which provides for the €375.0 million EUR TLB Facility and the $850.0 million USD TLB Facility (collectively, the “Senior Term Facilities”). Incremental facilities may also be established under the Senior Term Facilities Agreement from time to time (including by way of the “Incremental Senior Term Facilities”) (together with the Senior Term Facilities, the “Senior Credit Facilities”).

The loans made under EUR TLB Facility mature in full on April 30, 2028. The loans made under USD TLB Facility on a quarterly basis amortize by 0.25% of their outstanding principal amount from time to time, with the balance to be repaid in full on April 28, 2028. The Senior Term Facilities Agreement permits voluntary prepayments to be made and requires mandatory prepayment in full or in part in certain circumstances. Upon the occurrence of certain changes of control, each lender and issuing bank shall be entitled to require prepayment of outstanding amounts and cancellation of its commitments within a prescribed time period.

Loans under (a) the USD TLB Facility bear interest at rates per annum equal to SOFR plus the applicable credit adjustment spread; and (b) the EUR TLB Facility bear interest at rates per annum equal to EURIBOR, in each case, plus an applicable margin, which in each case is subject to a decreasing margin ratchet based on the ratio of consolidated senior secured net debt to consolidated pro forma EBITDA (the “Senior Secured Net Leverage Ratio”). If SOFR plus the applicable credit adjustment spread is less than 0.50%, SOFR plus the applicable credit adjustment spread shall be deemed to be 0.50% in respect of loans made under the USD TLB Facility. If EURIBOR is less than zero, EURIBOR shall be deemed to be zero in respect of loans made under EUR TLB Facility. Default interest, if any, will be calculated as an additional 1% per annum on the defaulted amount.

The Senior Credit Facilities are guaranteed by Birkenstock Group B.V. & Co. KG, Birkenstock US BidCo, Inc. and certain other restricted subsidiaries of Birkenstock Limited Partner as required by the Senior Term Facilities Agreement. Security has been or shall be (as applicable) granted (subject to the agreed security principles) by certain restricted subsidiaries of Birkenstock Limited Partner over certain of their assets in accordance with the terms of the Senior Term Facilities Agreement. In addition, each security provider in respect of ABL Priority Security (as defined below) has provided a second-priority security interest in the ABL Priority Security in respect of the Senior Credit Facilities.

The Senior Term Facilities Agreement contains certain incurrence covenants, including with respect to (a) limitations on indebtedness; (b) limitations on restricted payments; (c) limitations on liens; (d) limitations on sale of assets and subsidiary stock; (e) limitations on affiliate transactions; (f) designation of restricted and unrestricted subsidiaries; (g) merger and consolidation undertakings; and (h) additional intercreditor agreements. Certain agreed covenants and other provisions of the Senior Term Facilities Agreement will fall away during the period (if any) that certain release conditions are satisfied.

ABL Facility

On April 28, 2021, our indirect subsidiaries, Birkenstock Group B.V. & Co. KG, Birkenstock US BidCo, Inc. and Birkenstock Limited Partner, entered into the ABL Facility Agreement. The ABL Facility Agreement

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PURSUANT TO 17 C.F.R. SECTION 200.83

established the ABL Facility. The ABL Facility includes sub-facilities for letters of credit and short-term borrowings referred to as swing line borrowings. Borrowings under the ABL Facility are made on a revolving basis in an amount not to exceed the lesser of €200.0 million and the then-applicable borrowing base. The ABL Facility will terminate on April 28, 2026.

In addition, the ABL Facility Agreement provides that the borrowers have the right at any time, subject to customary conditions, to solicit existing or prospective lenders to increase the existing ABL Facility commitments and/or provide one or more “last out” tranches, in an aggregate amount not to exceed the greater of (i) €75.0 million and (ii) the amount by which the borrowing base exceeds the aggregate commitments under the ABL Facility at such time. The lenders under our ABL Facility are not under any obligation to provide any such incremental loans or commitments.

The borrowing base is calculated, as of any date, by an amount equal to the sum of (a) (i) a specified percentage of the loan parties’ eligible credit card receivables and eligible investment grade receivables and (ii) a specified percentage of the loan parties’ other eligible accounts receivable, plus (b) the lesser of (i) a specified percentage of the net orderly liquidation value of the loan parties’ eligible inventory or (ii) a specified percentage of the cost of the loan parties’ eligible inventory (in each case, including eligible in-transit inventory not in excess of an amount to be agreed), plus (c) the lesser of (i) a specified percentage of the net orderly liquidation value of the loan parties’ eligible raw materials or (ii) a specified percentage of the cost of the loan parties’ eligible raw materials plus (d) the cash of the loan parties on deposit in accounts, minus (e) such reserves as the agent to the ABL Facility establishes in its permitted discretion. Borrowings under the ABL Facility by U.S. entities serving as borrowers or guarantors under the ABL Facility (the “U.S. Loan Parties”) are limited by a separate borrowing base (the “U.S. Sub-Borrowing Base”) consisting of the criteria described above and limited to the assets of the U.S. Loan Parties. Borrowings under the ABL Facility by German entities serving as borrowers under the ABL Facility (the “German Loan Parties”) are limited by separate borrowing bases consisting of the criteria described above and limited to the assets of such individual German Loan Party plus the unborrowed amount of the U.S. Sub-Borrowing Base.

Borrowings under the ABL Facility bear interest at a rate per annum equal to certain margins based on average availability over either (i) a base rate determined by reference to the highest of (a) the U.S. prime rate published in The Wall Street Journal from time to time, (b) the federal funds effective rate, plus 1/2 of 1% and (c) one month LIBOR rate plus 1.00% or (ii) a LIBOR rate determined by reference to the London interbank offered rate, adjusted for statutory reserve requirements, subject to a 0.25% LIBOR floor. The ABL borrowers pay a commitment fee of 0.375% per annum on the undrawn portion of the commitments in respect of the ABL Facility, subject to a step-down to 0.25% based on average utilization. As of September 30, 2022, there were no amounts outstanding under the ABL Facility.

The ABL Facility is guaranteed by certain of Birkenstock Group B.V. & Co. KG’s German and U.S. subsidiaries. The ABL Facility is senior in right of payment and secured on a first-priority basis with respect to accounts receivable (including credit card receivables), inventory, finished goods, raw materials, bank accounts cash, cash equivalents, securities and deposit accounts, general intangibles and certain other assets, in each case, to the extent evidencing or reasonably related to the foregoing (other than capital stock and intellectual property), and books and records to the extent related to the foregoing and, in each case, proceeds thereof (the “ABL Priority Security”) and a second-priority basis with respect to any other collateral securing the Senior Term Facilities that is not ABL Priority Security.

The ABL Facility has affirmative covenants and negative covenants, substantially similar to those applicable to the Senior Term Facilities as described above. The ABL Facility also contains a financial maintenance covenant requiring compliance with a minimum fixed charge coverage ratio, tested on a trailing four-quarter period basis during any period availability falls below certain thresholds.

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PURSUANT TO 17 C.F.R. SECTION 200.83

5.25% Senior Notes due 2029

On April 29, 2021, Birkenstock Financing issued the €430.0 million in aggregate principal amount of the Notes pursuant to an indenture, dated April 29, 2021 (the “Notes Indenture”). The Notes will mature on April 30, 2029. Interest accrues on the Notes at a rate of 5.25% per annum and is payable semi-annually in arrears on April 30 and October 30 of each year. The Notes are general senior obligations of Birkenstock Financing and are guaranteed on a senior subordinated basis by Birkenstock Limited Partner and certain members of the Senior Secured Group organized in Germany and the United States that guarantee the Senior Term Facilities Agreement. The Notes are secured by (i) on a first-priority basis, (a) a share pledge in respect of all the shares of Birkenstock Financing pursuant to a Luxembourg law share pledge agreement, (b) a pledge in respect of all the material bank accounts of Birkenstock Financing located in Luxembourg pursuant to a Luxembourg law governed bank account pledge agreement and (c) a security assignment in respect of any intercompany receivables owed to the Company by Birkenstock Financing in respect of any proceeds loan or other shareholder loan and (ii) on a junior-priority basis, (a) a security assignment and/or receivables pledge agreement, governed by Luxembourg law, in respect of any structural intercompany receivables owed to Birkenstock Financing by Birkenstock Group B.V. & Co. KG and Birkenstock Limited Partner and (b) a share pledge in respect of shares of Birkenstock Limited Partner pursuant to a Luxembourg law governed share pledge agreement.

All or a portion of the Notes may be redeemed at any time prior to April 30, 2024 at a price equal to 100% of the principal amount of the Notes redeemed plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date, plus a “make-whole” premium. At any time prior to April 30, 2024, (a) up to 40% of the aggregate principal amount of the Notes may be redeemed with the net proceeds of one or more specified equity offerings and (b) all, but not less than all of the Notes, may be redeemed with the net proceeds from a qualified IPO, in each case, at a redemption price equal to 105.25% of the principal amount of the Notes plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date. We expect that this offering will constitute a qualified IPO under the Notes Indenture. At any time on or after April 30, 2024, the Notes may be redeemed at a redemption price equal to the percentage of principal amount set forth in the following sentence plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the applicable redemption date. The applicable percentages are as follows: if redeemed during the twelve-month period beginning on (a) April 30, 2024, 102.6250%; (b) April 30, 2025, 101.3125%; and (c) April 26, 2026, and thereafter, 100.000%.

In addition, upon the occurrence of certain defined events constituting a change of control of Birkenstock Financing under the Notes Indenture or upon certain asset sales, each holder of the Notes may require Birkenstock Financing to repurchase all or a portion of the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of repurchase. In the event of certain developments affecting taxation, Birkenstock Financing may elect to redeem all, but not less than all, of the Notes.

The Notes Indenture contains customary covenants and events of default. These covenants, subject to significant exceptions and qualifications contained therein, limit Birkenstock Financing’s ability and the ability of certain of Birkenstock Financing’s subsidiaries to (a) incur or guarantee additional indebtedness; (b) issue certain preferred stock; (c) create or incur certain liens; (d) make certain restricted payments or investments; (e) impose restrictions on the ability of Birkenstock Financing’s subsidiaries to pay dividends or make other payments to Birkenstock Financing; (f) engage in certain transactions with affiliates; (g) transfer, receive or sell certain assets including subsidiary stock; (h) consolidate or merge with other entities; and (i) impair the security interests for the benefit of holders of the Notes.

The Notes are listed on the Official List of The International Stock Exchange. In August 2022, Birkenstock Financing repurchased €1.5 million in aggregate principal amount of the Notes, reducing the aggregate principal amount of the Notes outstanding to €428.5 million.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Vendor Loan

On April 30, 2021, we entered into the Vendor Loan for a principal amount of €275.0 million that bears interest at a rate of 4.37% per annum. Interest is due annually upon the anniversary of the Transaction, which, at the Company’s election, may be paid in cash or, if not paid in cash, accrues on each annual interest payment date and is included in the principal amount of the Vendor Loan on and following such interest payment date. The Vendor Loan matures on October 30, 2029, which maturity date may be extended at the Company’s election up to three times, with each extension up to six months.

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PURSUANT TO 17 C.F.R. SECTION 200.83

RELATED PARTY TRANSACTIONS

The following is a description of certain related party transactions we have entered into since October 1, 2019 with any of our executive officers, directors, director nominees or their affiliates and holders of more than 5% of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Management.”

The ultimate controlling parties of the Company prior to the Transaction were Christian Birkenstock and Alexander Birkenstock. We purchased certain products from Birkenstock Cosmetics GmbH & Co. KG (“Birkenstock Cosmetics”), which was previously controlled by the Predecessor Shareholders but was consolidated with the Birkenstock Group in the period from May 1, 2021 through September 30, 2021. In the period from October 1, 2020 through April 30, 2021 and the year ended September 30, 2020, we paid an aggregate of €0.3 million and €0.4 million, respectively, to Birkenstock Cosmetics for such products.

We also loaned certain amounts to Birkenstock Cosmetics. In the year ended September 30, 2020, we loaned €3.9 million to Birkenstock Cosmetics. Such amount, along with a pre-existing €18.3 million loan, was repaid in the same period. We did not loan any amounts to Birkenstock Cosmetics in the period from October 1, 2020 through April 30, 2021.

L Catterton Management Company LLC, an entity controlled by our Principal Shareholder, and certain of its subsidiaries (collectively, “L Catterton Management”) have provided management and other services to us. In the year ended September 30, 2022, we paid an aggregate of €0.5 million in consulting fees to L Catterton Management and reimbursed L Catterton Management for an aggregate of €2.4 million in expenses. L Catterton Management was not a related party of the Company in the period from October 1, 2020 through April 30, 2021 or the year ended September 30, 2020.

We have leased certain manufacturing and logistics sites from entities controlled by members of the Predecessor Shareholders’ family. In the period from October 1, 2020 through April 30, 2021 and the year ended September 30, 2020, we paid an aggregate of €3.0 million and €5.2 million, respectively, to such entities for such lease payments. Such entities were not related parties of the Company in the year ended September 30, 2022 or the period from May 1, 2021 through September 30, 2021.

We have paid certain interest expenses incurred in connection with (a) withdrawals on the Predecessor Shareholders’ capital accounts, in accordance with the partnership agreement between the Predecessor Shareholders, and (b) the leases described in the previous paragraph. In the period from October 1, 2020 through April 30, 2021 and the year ended September 30, 2020, we paid an aggregate of €0.5 million and €0.9 million, respectively, to the Predecessor Shareholders for such interest expenses. The Predecessor Shareholders were not related parties of the Company in the year ended September 30, 2022 or the period from May 1, 2021 through September 30, 2021.

Prior to the Transaction, the Company made payments to the Predecessor Shareholders in connection with services provided to the Company by our Chief Executive Officers among other services provided, pursuant to consulting service arrangements in place between those entities and the Company. In the period from October 1, 2020 through April 30, 2021 and the year ended September 30, 2020, we paid an aggregate of €4.7 million and €5.7 million, respectively, to the Predecessor Shareholders for such services. The Predecessor Shareholders were not related parties of the Company in the year ended September 30, 2022 or the period from May 1, 2021 through September 30, 2021.

We maintain a long-term business relationship related to the production of advertising content with a modeling agency owned by a family member of our Chief Executive Officer. In the year ended September 30, 2022, the period from May 1, 2021 through September 30, 2021, the period from October 1, 2020 through April 30, 2021 and the year ended September 30, 2020, we paid a gross remuneration including modelling fees of €0.5 million, €0.2 million, €0.4 million and €0.4 million, respectively, to such modeling agency.

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We provide certain management services to Ockenfels Group GmbH & Co. KG (“Ockenfels”), an entity managed by our Chief Executive Officer and controlled by the Predecessor Shareholders. In the year ended September 30, 2022 and the period from May 1, 2021 through September 30, 2021, we received an aggregate of €0.2 million and €0.1 million, respectively, from Ockenfels for such services.

We also lease certain administrative buildings from Ockenfels. In the year ended September 30, 2022 and the period from May 1, 2021 through September 30, 2021, we paid an aggregate of €0.5 million and €0.2 million, respectively, to Ockenfels for such leases.

Related Party Transaction Policy

In connection with this offering, our board of directors intends to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our audit committee will be responsible for reviewing and approving related party transactions. In the course of its review and approval of related party transactions, our audit committee will consider all relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our audit committee to take the following considerations into account, among other factors it deems appropriate: whether the transaction was undertaken in the ordinary course of business of the Company; whether the related party transaction was initiated by the Company or the related party; the availability of other sources of comparable products or services; whether the transaction with the related party is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third-party or with employees generally; the purpose of, and the potential benefits to the Company of, the related party transaction; the impact on a director’s independence in the event that the related party is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder (or equivalent) or member of senior management; if there was a competitive bidding process and the results thereof; the approximate dollar value of the amount involved in the related party transaction, particularly as it relates to the related party; the importance, nature and extent of the interest (financial or otherwise) and involvement of the related party in the related party transaction and any other information regarding the related party transaction or the related party that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our shareholders, as the audit committee determines in good faith.

Tax Receivable Agreement

We expect to enter into a tax receivable agreement with the TRA Participant in connection with this offering. The tax receivable agreement would confer significant economic benefits upon the TRA Participant by redirecting cash flows to the TRA Participant at the expense of the rest of our shareholders. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to this registration statement.

Employment Agreements

We have entered into employment agreements with all of our executive officers. See “Management.”

Indemnification Agreements

We expect to enter into indemnification agreements with our executive officers and directors in connection with this offering. The indemnification agreements and our Articles of Association require us to indemnify our executive officers and directors to the fullest extent permitted by law.

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Shareholders’ Agreement

We intend to enter into the Shareholders’ Agreement with our Principal Shareholder in connection with this offering. Pursuant to the Shareholders’ Agreement, we will be required to take all necessary action to cause our board of directors and its committees to include director candidates designated by our Principal Shareholder in the slate of director nominees recommended by the board of directors for election by our shareholders. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to this registration statement.

Registration Rights Agreement

We intend to enter into the Registration Rights Agreement with our Principal Shareholder in connection with this offering, pursuant to which we will grant it and its affiliates the right, under certain circumstances and subject to certain restrictions, to require us to register our ordinary shares owned by it under the Securities Act. All of the shares owned by our Principal Shareholder will be subject to the Registration Rights Agreement. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to this registration statement.

Commercial Transactions with L Catterton and Portfolio Companies of L Catterton

L Catterton and its affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the purchase of goods and services. None of these transactions or arrangements has been or is expected to be material to us.

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DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

Our authorized share capital consists of                  ordinary shares, par value                  per share and                  preferred shares, par value                 per share.

The following descriptions are summaries of the material terms of our Articles of Association and Memorandum of Association (as amended, our “Articles of Association” and “Memorandum of Association,” respectively). Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Articles of Association and Memorandum of Association, copies of which are filed with the SEC together as an exhibit to the registration statement of which this prospectus is a part, and applicable law.

Ordinary Shares

As of              , 2023,                 ordinary shares were issued and outstanding. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The ordinary shares do not have pre-emptive, subscription or redemption rights. Neither our Memorandum of Association or Articles of Association nor the laws of Jersey restrict in any way the ownership or voting of ordinary shares held by non-residents of Jersey.

Dividend and Liquidation Rights. Holders of ordinary shares are entitled to receive equally, share for share, any dividends that may be declared in respect of our ordinary shares by the board of directors out of funds legally available therefor. In the event of our liquidation, after satisfaction of liabilities to creditors, holders of ordinary shares are entitled to share pro rata in our net assets. Such rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class or series of preferred shares that may be authorized in the future. Our board of directors will have the power to declare such interim dividends as it determines. Declaration of a final dividend (not exceeding the amounts proposed by our board of directors) requires shareholder approval by adoption of an ordinary resolution. Failure to obtain such shareholder approval does not affect previously paid interim dividends.

Voting, Shareholder Meetings and Resolutions. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of holders of ordinary shares. These voting rights may be affected by the grant of any special voting rights to the holders of a class or series of preferred shares that may be authorized in the future. Pursuant to Jersey law, an annual general meeting shall be held once every calendar year at the time (within a period of not more than 18 months after the last preceding annual general meeting) and at the place as may be determined by the board of directors. The quorum required for an ordinary meeting of shareholders consists of shareholders present in person or by proxy who hold or represent between them a majority of the outstanding shares entitled to vote at such meeting.

An ordinary resolution (such as a resolution for the declaration of dividends) requires approval by the holders of a majority of the voting rights represented at a meeting, in person or by proxy, and voting thereon.

Amendments to Governing Documents. A special resolution (such as, for example, a resolution amending our Memorandum of Association or Articles of Association or approving any change in authorized capitalization, or a liquidation or winding-up) requires approval of the holders of two-thirds of the voting rights represented at the meeting, in person or by proxy, and voting thereon. A special resolution can only be considered if shareholders receive at least 14 days’ prior notice of the meeting at which such resolution will be considered.

Requirements for Advance Notification of Shareholder  Nominations and Proposals. Our Articles of Association establish advance notice and related procedures with respect to shareholder proposals and nomination of candidates for election as directors.

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Limits on Written Consents. At any time that our Principal Shareholder owns at least 40% of the Company’s voting power, shareholders are permitted to take action by written consent if approved by a majority of the voting power of the Company, or two-thirds of the voting power of the Company, when required by Jersey law. At any time that our Principal Shareholder owns less than 40%, shareholder action by written consent is not permitted and shareholder approval may only occur at an annual or special meeting of shareholders.

Notices. Each shareholder of record is entitled to receive at least 14 days’ prior notice (excluding the day of notice and the day of the meeting) of an ordinary shareholders’ meeting and of any shareholders’ meeting at which a special resolution is to be adopted. For the purposes of determining the shareholders entitled to notice and to vote at the meeting, the board of directors may fix a date as the record date for any such determination.

Modification of Class Rights. The rights attached to any class (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Election and Removal of Directors. The ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power have the power to elect any of our directors who are up for election. In accordance with our Articles of Association, which will be adopted and filed immediately prior to the completion of this offering, our directors will be divided into three classes serving staggered three-year terms. At each annual meeting of shareholders, our directors will be elected to succeed the class of directors whose terms have expired. As a result, only one class of directors will be elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms.

Our board of directors consists of                 directors. Our Articles of Association will state that at any time that our Principal Shareholder owns at least 40% of the voting power of the Company, directors may be removed with or without cause by a majority of the voting power of the then-outstanding ordinary shares of the Company entitled to vote thereon. At any time that our Principal Shareholder owns less than 40% of voting power, directors may be removed only for cause and by an affirmative vote of at least 66 2/3% in voting power of the then-outstanding ordinary shares of the Company entitled to vote thereon. Our board of directors will have sole power to fill any vacancy occurring as a result of the death, disability, removal or resignation of a director or as a result of an increase in the size of the board of directors.

Other Jersey, Channel Islands Law Considerations

Purchase of Own Shares

As with declaring a dividend, we may not buy back or redeem (to the extent redeemable) our shares unless our directors who are to authorize the buyback or redemption have made a statutory solvency statement that, immediately following the date on which the buyback or redemption is proposed, the Company will be able to discharge its liabilities as they fall due and, having regard to prescribed factors, the Company will be able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the buyback or redemption is proposed (or until the company is dissolved on a solvent basis, if earlier).

If the above conditions are met, we may purchase shares in the manner described below.

We may purchase on a stock exchange our own fully paid shares pursuant to a special resolution of our shareholders. The resolution authorizing the purchase must specify the maximum number of shares to be purchased; the maximum and minimum prices which may be paid; and a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

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We may purchase our own fully paid shares otherwise than on a stock exchange with the sanction of a special resolution of our shareholders, but only if the purchase is made on the terms of a written purchase contract which has been approved by an ordinary resolution of our shareholders. The shareholder from whom we propose to purchase or redeem shares is not entitled to take part in such shareholder vote in respect of the shares to be purchased.

We may fund a redemption or purchase of our own shares from any source. We cannot purchase our shares if, as a result of such purchase, only redeemable shares would remain in issue.

In addition to the above and subject to the provisions of the Jersey Companies Law, where we wish to purchase our own ordinary shares, our board of directors shall have the authority pursuant to our Articles of Association to instead elect to convert any or all of those shares into redeemable shares that shall be redeemed upon such terms and conditions as the our board of directors may decide at the relevant time. Our board of directors may convert, and we may redeem, any relevant shares in accordance with this power as they in their absolute discretion decide and there shall be no obligation on our board of directors or us to offer to convert and redeem any other shares held by any other shareholder and no shareholder shall have any right to require their shares to be considered for conversion and redemption.

If authorized by a resolution of our shareholders, any shares that we redeem or purchase may be held by us as treasury shares. Any shares held by us as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without cancelling, selling or transferring them. Shares redeemed or purchased by us are cancelled where we have not been authorized to hold these as treasury shares.

Mandatory Purchases and Acquisitions

The Jersey Companies Law provides that where a person has made an offer to acquire a class of all of our outstanding shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more of such outstanding shares to which the offer relates, that person is then entitled (and may be required) to acquire the remaining shares of such shares. In such circumstances, a holder of any such remaining shares may apply to the Jersey court for an order that the person making such offer not be entitled to purchase the holder’s shares or that the person purchase the holder’s shares on terms different to those under which the person made such offer.

Compromises and Arrangements

Where we and our creditors or shareholders or a class of either of them propose a compromise or arrangement between us and our creditors or our shareholders or a class of either of them (as applicable), the Jersey court may order a meeting of the creditors or class of creditors or of our shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs. Any compromise or arrangement approved by a majority in number representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon us and all the creditors, shareholders or members of the specific class of either of them (as applicable).

Whether the capital of the company is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court. The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.

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Conflicts of Interest

Jersey law permits companies to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the company or its officers, directors or shareholders. Our Articles of Association will, to the maximum extent permitted from time to time by Jersey law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. Our Articles of Association will provide that, to the fullest extent permitted by law, neither our Principal Shareholder nor any of our directors who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Principal Shareholder or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our Articles of Association will not renounce our interest in any business opportunity that is expressly offered to a non-employee director in writing solely in his or her capacity as a director or officer of our Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our Memorandum or Articles of Association, we have sufficient financial resources to undertake the opportunity, the opportunity would be in line with our business and would be an opportunity in which we have an interest or reasonable expectancy.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares will be                  .

Listing

We intend to apply to list our ordinary shares on                 under the symbol “BIRK.”

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COMPARISON OF DELAWARE CORPORATE LAW AND JERSEY CORPORATE LAW

Jersey companies are governed by the Jersey Companies Law. The Jersey Companies Law differs from laws applicable to Delaware corporations and their shareholders. For comparison purposes, set forth below is a summary of some significant differences between the laws applicable to companies incorporated in the State of Delaware and the provisions of the Jersey Companies Law applicable to the Company.

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Mergers and similar arrangements; Appraisal rights

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock, without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

A sale or disposal of all or substantially all the assets of a Jersey company must be approved by the board of directors and, only if the articles of association of the company require, by the shareholders in a general meeting. A merger involving a Jersey company must be generally documented in a merger agreement which must be approved by special resolution of shareholders of that company.

There are no appraisal rights under the Jersey Companies Law.

Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the ground that the conduct of a company’s affairs, including a proposed or actual act or omission by a company, is “unfairly prejudicial” to the interests of shareholders generally or of some part of shareholders, including at least the shareholder making the application.

There may also be customary law personal actions available to shareholders. Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and

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providing for the purchase of shares by a company or by any of its other shareholders.

Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Subject to restrictions in the Company’s Articles of Association, the board of directors may set the compensation of directors and members of management.

Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of shareholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

Classified boards are permitted.

Unless otherwise stated in the Company’s Articles of Association, directors of Jersey companies may be elected at any meeting of shareholders including the annual general meeting.

Classified boards are permitted.

Indemnification of directors and executive officers and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors and officers of the corporation for monetary damages for breach of a fiduciary duty as a director or officer, except no provision in the certificate of incorporation may eliminate or limit the liability of a director or officer for:

• any breach of the duty of loyalty to the corporation or its shareholders;

• acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

• statutory liability for unlawful payment of dividends or unlawful share purchase or redemption; or

• any transaction from which the director or officer derived an improper personal benefit.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or

The Jersey Companies Law does not contain any provision permitting Jersey companies to limit the liabilities of directors for breach of fiduciary duty.

However, a Jersey company may exempt from liability, and indemnify directors and officers, for liabilities:

• incurred in defending any civil or criminal legal proceedings where:

• judgment is given in the person’s favour or the person is acquitted;

• the proceedings are discontinued other than by reason of such person (or someone on their behalf) giving some benefit or suffering some detriment; or

• the proceedings are settled on terms that such person (or someone on their behalf) gives some benefit or suffers some detriment but in the opinion of a majority of the disinterested directors, the person was substantially successful on the merits in the person’s resistance to the proceedings;

• incurred to anyone other than to the company if the person acted in good faith with a view to the best interests of the company;

• incurred in connection with an application made to the court for relief from liability for

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proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

• by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

• by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

• by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

• by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

negligence, default, breach of duty or breach of trust under Article 212 of the Jersey Companies Law in which relief is granted to the person by the court; or

• incurred in a case in which the company normally maintains insurance for persons other than directors.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

• the duty of care; and

• the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence

Under the Jersey Companies Law, a director of a Jersey company, in exercising the director’s powers and discharging the director’s duties, has a duty to

• act honestly and in good faith with a view to the best interests of the company; and

• exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Customary law is also an important source of law in the area of directors’ duties in Jersey as it expands upon and provides a more detailed understanding of the general duties and obligations of directors. The Jersey courts view English common law as highly persuasive in this area.

In summary, the following duties will apply as manifestations of the general fiduciary duty under the Jersey Companies Law: a duty to act in good

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over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

faith and in what he or she bona fide considers to be the best interests of the company; a duty to exercise powers for a proper purpose; a duty to avoid any actual or potential conflict between his or her own and the company’s interests; and a duty to account for profits and not take personal profit from any opportunities arising from his or her directorship, even if he or she is acting honestly and for the good of the company. However, the articles of association of a company may permit the director to be personally interested in arrangements involving the company (subject to the requirement to have disclosed such interest).

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.

If permitted by the articles of association of a company, a written consent signed and passed by the specified majority of members may affect any matter that otherwise may be brought before a shareholders’ meeting, except for the removal of a company’s auditors. Such consent shall be deemed effective when the instrument, or the last of several instruments, is signed by the specified majority of members or on such later date as is specified in the resolution.

The Company’s Articles of Association state that at any time that our Principal Shareholder owns at least 40% of the Company’s voting power, shareholders are permitted to take action by written consent if approved by a majority of the voting power of the Company, or two-thirds of the voting power of the Company, when required by Jersey law. At any time that our Principal Shareholder owns less than 40%, shareholder action by written consent is not permitted and shareholder approval may only occur at an annual or special meeting of shareholders.

Shareholder proposals; Special meetings of shareholders

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents.

A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Jersey Companies Law does not provide for a shareholder right to put a proposal before the shareholders at the annual general meeting.

Shareholders holding 10% or more of a Jersey company’s voting rights and entitled to vote at the relevant meeting may legally require such company’s directors to call a meeting of shareholders. The JFSC may, at the request of any officer, secretary or shareholder, call or direct the calling of an annual general meeting. Failure to

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call an annual general meeting in accordance with the requirements of the Jersey Companies Law is a criminal offence on the part of a Jersey company and its directors and secretary.

Cumulative voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	There are no provisions in the Jersey Companies Law relating to cumulative voting.

Removal of directors

A director of a Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

There is no statutory right under Jersey Companies Law for shareholders to nominate, appoint or remove directors of a company.

If provided for in the articles of association, a director may be removed from office by the holders of ordinary shares by special resolution or other threshold only for “cause” (as defined in the articles of association). In addition, a director may be removed from office by the board of directors by resolution made by the board of directors for “cause.”

Transactions with interested directors

Interested director transactions are permissible and may not be legally voided if:

• either a majority of disinterested directors, or a majority in interest of holders of shares of the corporation’s capital stock entitled to vote upon the matter, approves the transaction upon disclosure of all material facts; or

• the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

An interested director must disclose to the company the nature and extent of any interest in a transaction with the company, or one of its subsidiaries, which to a material extent conflicts or may conflict with the interests of the company and of which the director is aware.

Failure to disclose an interest entitles the company or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit.

A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution of shareholders and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed.

Although it may still order that a director account for any profit, a court will not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the

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transaction was not reasonable and fair in the interests of the company at the time it was entered into.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting shares within the past three years.

This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Jersey Companies Law has no comparable provision. As a result, a Jersey company cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Jersey law does not regulate transactions between a company and its significant shareholders, as a general matter, such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Jersey Companies Law, a Jersey company may be voluntarily dissolved, liquidated or wound up by a special resolution of the shareholders. In addition, a company may be wound up by the courts of Jersey if the court is of the opinion that it is just and equitable to do so or that it is expedient in the public interest to do so.

Alternatively, a creditor with a claim against a Jersey company of not less than £3,000 may apply to the Royal Court of Jersey for the property of that company to be declared en désastre (being the Jersey law equivalent of a declaration of bankruptcy). Such an application may also be made by the Jersey company itself without having to obtain any shareholder approval.

Variation of rights of shares
A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under Jersey law, the rights attached to any class of shares may only be varied (unless otherwise provided in the articles of association or by the terms of issue of that class) with the written consent of the holders of two-thirds of the shares

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of such class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of governing documents
A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

The memorandum of association and the articles of association of a Jersey company may only be amended by special resolution (being a two-thirds majority if the articles of association of the company do not specify a greater majority) passed by shareholders in general meeting or by written resolution (if not prohibited by the articles of association) signed by either all the shareholders entitled to vote or, if authorised by the articles of association, the specified majority (being a two-thirds majority if the articles of association of the company do not specify a greater majority).

Blank check preferred stock/shares

A Delaware corporation’s certificate of incorporation may give the board of directors the right to issue new classes of preferred shares with voting, conversion dividend distribution, and other rights to be determined by the board of directors at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

Subject to the restrictions in our Articles of Association, our Articles of Association give the board of directors the right to provide for other classes of shares, including series of preferred shares, out of the authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans.

Where the United Kingdom City Code on Takeovers and Mergers does not apply to a company, Jersey law does not prohibit a company from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

Inspection of books and records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge.

The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles of association or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

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Payment of dividends

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:

• out of its surplus; or

• in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Shareholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without shareholder approval.

Subject to restrictions in the Company’s Articles of Association, under Jersey Companies Law, a Jersey company may make a distribution at any time and out of any source (other than the nominal capital account or capital redemption reserve) provided that the directors of the company who authorize the distribution make a solvency statement in the prescribed form confirming that they have formed the opinion that immediately following the date on which the distribution is proposed and for a 12 month period thereafter the company will be able to discharge its liabilities as they fall due.

Likewise, authorizing directors must also make a statutory solvency statement in the event of redeeming or purchasing the company’s shares.

Creation and issuance of new shares

All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

Pursuant to authority vested in the board under the memorandum and articles of association, the board of directors may authorize the issuance of new shares through a resolution.

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ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have a total of                  ordinary shares issued and outstanding, respectively. Of these shares, the                  ordinary shares, or                  ordinary shares if the underwriters exercise their over-allotment option from us in full, sold in this offering are freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining                  ordinary shares, or                  ordinary shares if the underwriters exercise their over-allotment option from us in full will be “restricted securities,” as that phrase is defined in Rule 144, and are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned our ordinary shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned such ordinary shares for at least one year, then the requirement in clause (ii) will not apply to the sale.

Persons who have beneficially owned our ordinary shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of our ordinary shares then outstanding, which will equal approximately                  ordinary shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option to purchase additional ordinary shares; or

•	the average weekly trading volume of our ordinary shares on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

provided, in each case, that we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales must also comply with the manner of sale and notice provisions of Rule 144.

Equity Incentive Plans

We may file one or more registration statements on Form S-8 under the Securities Act to register the ordinary shares reserved for issuance under equity incentive plans that may be in effect from time to time. Such registration statements would become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions and any applicable holdings periods, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

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Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file with, the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exercisable or exchangeable for any of our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any ordinary shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of ordinary shares or such other securities, in cash or otherwise), in each case without the prior written consent of                  for a period of 180 days after the date of this prospectus, other than our ordinary shares to be sold in this offering. The lock-up agreement is subject to specified exceptions. See “Underwriting.” After this offering, certain of our employees, including our executive officers and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the agreements described above.

Notwithstanding the foregoing, such restricted period may be terminated earlier under certain circumstances, which will be described in a subsequent pre-effective amendment to this registration statement.

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TAXATION

The following summary contains a description of certain Jersey and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Jersey Tax Considerations

This summary of Jersey taxation issues can only provide a general overview of this area and it is not a description of all the tax considerations that may be relevant to a decision to invest in the Company.

The following summary of the anticipated treatment of the Company and holders of ordinary shares (other than residents of Jersey) is based on Jersey taxation law and practice as it is understood to apply at the date of this document and may be subject to any changes in Jersey law occurring after such date. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice (including such tax law and practice as it applies to any land or building situate in Jersey). Legal advice should be taken with regard to individual circumstances. Prospective investors in the ordinary shares should consult their professional advisors on the implications of acquiring, buying, selling or otherwise disposing of ordinary shares in the Company under the laws of any jurisdiction in which they may be liable to taxation.

Shareholders should note that tax law and interpretation can change and that, in particular, the levels and basis of, and reliefs from, taxation may change and may alter the benefits, if any, of investment in the Company.

Any person who is in any doubt about their tax position or who is subject to taxation in a jurisdiction other than Jersey should consult their own professional advisor.

Company Residence

Under the Tax Law, a company shall be regarded as resident in Jersey if it is incorporated under the Jersey Companies Law unless:

•

its business is centrally managed and controlled outside Jersey in a country or territory where the highest rate at which any company may be charged to tax on any part of its income is 10% or higher; and

•	the company is resident for tax purposes in that country or territory.

It is intended that the Company will not be resident for tax purposes in Jersey and not subject to any rate of tax in Jersey as it will instead be resident in the United Kingdom where the tax rate is in excess of 10%.

Summary

Under current Jersey law, there are no capital gains, capital transfer, gift, wealth or inheritance taxes, or any death or estate duties. No capital or stamp duty is levied in Jersey on the issue, conversion, redemption, or transfer of ordinary shares. On the death of an individual holder of ordinary shares (whether or not such individual was domiciled in Jersey), duty at rates of up to 0.75% of the value of the relevant ordinary shares may be payable on the registration of any Jersey probate or letters of administration which may be required in order to transfer, convert, redeem, or make payments in respect of, ordinary shares held by a deceased individual sole shareholder, subject to a cap of £100,000.

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Income Tax

The general rate of income tax under the Tax Law on the profits of companies regarded as resident in Jersey or having a permanent establishment in Jersey is 0% (“zero tax rating”) though certain exceptions from zero tax rating might apply.

Withholding Tax

For so long as the Company is subject to a zero tax rating, or is not deemed to be resident for tax purposes in Jersey, no withholding in respect of Jersey taxation will be required on payments in respect of the ordinary shares to any holder of the ordinary shares not resident in Jersey.

Stamp Duty

In Jersey, no stamp duty is levied on the issue or transfer of the ordinary shares except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary shares if such holder was entered as the holder of the shares on the register maintained in Jersey. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of ordinary shares domiciled in Jersey, or situated in Jersey in respect of a holder of ordinary shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% on the value of an estate up to a maximum stamp duty charge of £100,000. The rules for joint holders through a nominee are different and advice relating to this form of holding should be obtained from a professional advisor.

Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there otherwise estate duties.

Substance Legislation

With effect from January 1, 2019, Jersey has implemented legislation designed to ensure that companies carrying on certain activities have adequate substance on the island. Broadly, the legislation applies to holding companies which are resident for tax purposes on the island. As discussed above at “Company Residence,” it is intended that the company is tax resident in the United Kingdom and, if and for so long as this is the case, the legislation will not apply to the Company.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following section describes the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of ordinary shares. It does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares.

This section applies only to a U.S. Holder that holds ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This section does not include a description of the state, local or non-U.S. tax consequences that may be relevant to U.S. Holders, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, rules conforming the timing of income accruals with respect to the ordinary shares to financial statements under Section 451(b) of the Code, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules under U.S. federal income tax laws, including:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

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•

persons holding ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. Dollar;

•	entities classified as partnerships or S corporations for U.S. federal income tax purposes;

•	persons who acquire our ordinary shares through the exercise of an option or otherwise as compensation;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	real estate investment trusts or regulated investment companies;

•	qualified foreign pension funds;

•	expatriates or former long-term residents of the United States;

•	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451 of the Code;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•	persons that own or are deemed to own 10% or more of our shares (by vote or value); or

•

persons holding ordinary shares in connection with a trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States.

•

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ordinary shares.

•

This section is based on the current provisions of the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. Any change or different interpretation could alter the tax consequences to U.S. Holders described in this section. In addition, there can be no assurance that the IRS, will not challenge one or more of the tax consequences described in this section. We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with any discussion herein, and its determination may be upheld by a court.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares who is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (b) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source.

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U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.

Taxation of Distributions

We do not currently expect to make distributions on our ordinary shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in the ordinary shares, and then, to the extent such excess amount exceeds such holder’s tax basis in the ordinary shares, as capital gain. Because we may not calculate our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that any distribution may be reported as a dividend for United States federal income tax purposes even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Amounts treated as dividends that we pay to a U.S. Holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Subject to certain holding-period requirements and the passive foreign investment company rules described below, for so long as our ordinary shares are listed on                  or another established securities market in the United States, dividends paid to certain non-corporate U.S. Holders will generally be eligible for taxation as “qualified dividend income,” which, subject to applicable limitations, is taxable at a lower capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of a dividend will include any amounts withheld by us or an applicable withholding agent. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. Dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. Dollars after the date of receipt. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, non-U.S. income taxes withheld from dividends on ordinary shares may be creditable against the U.S. Holder’s U.S. federal income tax liability. Further, depending on the circumstances of the U.S. Holder, any such dividends will be “passive” or “general” category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to such U.S. Holder. However, if we are a “United States-owned foreign corporation” (generally, a non-U.S. corporation 50% or more of the stock of which, by vote and value, is held directly, indirectly or constructively under applicable attribution rules, by United States persons), then a portion of the dividends paid on the ordinary shares will be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes if more than 10% of the earnings and profits out of which the dividends are paid is attributable to sources within the United States. This rule, to the extent applicable, could result in a lower amount of foreign taxes being potentially creditable by a U.S. Holder than would be the case if such dividends were treated as foreign source income. Recently issued U.S. Treasury regulations further restrict the availability of foreign tax credits. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular

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circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Ordinary Shares

Subject to the passive foreign investment company rules described below, gain or loss realized on the sale, exchange or other taxable disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year. The amount of the gain or loss generally will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. Dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations. U.S. Holders should consult their tax advisers regarding the proper treatment of gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (a) 75% or more of our gross income consists of “passive income,” or (b) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income” (including cash) (such test described in clause (b), the “Asset Test”). For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, interest, dividends, rents, certain non-active royalties and capital gains. Although the Asset Test is generally performed based on the fair market value of the assets, special rules apply with respect to the Asset Test if we are treated as a CFC for U.S. federal income tax purposes.

Based on the expected market price of our ordinary shares following this offering and the composition of our income and assets, including goodwill, we do not believe we were a PFIC for our 2022 taxable year or expect that we will be a PFIC for our current year or in the foreseeable future. Even if we determined that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC for our current year or any future taxable year is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status, or with respect to our expectations regarding our PFIC status for our current year or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds (or is deemed to hold) ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its ordinary shares. If the deemed sale election is made, the U.S. Holder will be deemed to sell the ordinary shares it holds at their fair market value on the “qualification date,” which may result in recognition of gain (but not loss) without the receipt of any corresponding cash. A deemed dividend election is available only if we are a CFC. We believe we are currently a CFC but there is no assurance we

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will continue to be a CFC in the future. If the deemed dividend election is made, the U.S. Holder must include in income its pro rata share of our post-1986 earnings and profits attributable to the ordinary shares held on the “qualification date” without the receipt of any corresponding cash. After the deemed sale or deemed dividend election, the U.S. Holder’s ordinary shares would not be treated as shares of a PFIC unless we subsequently again become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds (or is deemed to hold) ordinary shares and one of our subsidiaries or other entity in which we held a direct or indirect equity interest is also a PFIC (a “Lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the Lower-tier PFIC and would be subject to U.S. federal income tax under the PFIC excess distribution regime on certain distributions by the Lower-tier PFIC and on gain from the disposition of shares of the Lower-tier PFIC, even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. In addition, any mark-to-market election (as described below) made for ordinary shares will not apply to shares of the Lower-tier PFIC. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we were a PFIC for any taxable year during which a U.S. Holder held (or was deemed to hold) ordinary shares (assuming such U.S. Holder has not made a timely mark-to-market or QEF Election, as described below), such U.S. Holder generally will be subject to special and adverse rules with respect to (a) any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares (which may include gain realized by reason of transfers of our ordinary shares that would otherwise qualify as non-recognition transactions for U.S. federal income tax purposes) and (b) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its ordinary shares;

•

the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which are a PFIC, will be taxed as ordinary income;

•

the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ordinary shares, provided that the ordinary shares are “marketable.” Our ordinary shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations (generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value). For this purpose, ordinary shares generally will be considered regularly traded (a) during the calendar year of initial public offering if they are traded, other than in de minimis quantities, on 1/6 of the days remaining in the quarter in which the initial public offering occurs and on at least 15 days during each remaining quarter of that calendar year (or, if the initial public offering occurs in the fourth quarter, on

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the greater of 1/6 of the days remaining in such quarter or 5 days) and (b) during any other calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each quarter. Any trades that have as one of their principal purposes meeting this requirement will be disregarded. If a U.S. Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless our ordinary shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. Because a mark- to-market election cannot be made for any Lower-tier PFICs that we may own, a U.S. Holder will generally continue to be subject to the PFIC rules discussed above with respect to such holder’s indirect interest in any investments we hold that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. As a result, it is possible that any mark-to-market election will be of limited benefit. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to our ordinary shares under their particular circumstances.

In addition, in order to avoid the application of the foregoing rules, a U.S. Holder that owns shares in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a U.S. Holder makes a QEF Election with respect to a PFIC, the U.S. Holder person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. The U.S. Holder’s adjusted basis in the PFIC’s shares would be increased by the amounts so included in gross income. Any subsequent distribution by the PFIC that is paid out of the earnings and profits that were previously so included in gross income of the U.S. Holder generally would not be taxable as a dividend to the U.S. Holder, and the U.S. Holder’s adjusted basis in the PFIC’s shares would decrease by the amount of the distribution not treated as a taxable dividend. If a U.S. Holder has timely made a QEF election with respect to the PFIC’s shares, any gain such U.S. Holder recognizes upon the sale or other disposition of the PFIC’s shares generally would be treated as capital gain, and no interest charge would be imposed and such U.S. Holder will not be required to include such amounts in income when actually distributed by the PFIC. We do not presently intend to provide information necessary for U.S. Holders to make QEF Elections.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns (or is deemed to own) ordinary shares during any year in which we are a PFIC or in which we hold a direct or indirect equity interest is a Lower-tier PFIC, the U.S. Holder generally must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

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The rules governing PFICs and mark-to-market and other elections are very complex and are affected by various factors in addition to those described above. U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of distributions and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Reporting with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our ordinary shares by filing a Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). Failure to file a Form 8938 where required can result in monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant U.S. tax return. U.S. Holders should consult their tax advisers regarding this reporting requirement.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, NON-U.S. AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

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UNDERWRITING

We and the selling shareholder are offering the ordinary shares described in this prospectus through a number of underwriters. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint bookrunners of the offering and as representatives of the underwriters. We and the selling shareholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholder have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ordinary shares listed next to its name in the following table:

Name	Number of Ordinary Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Total

The underwriters are committed to purchase all the ordinary shares offered by us and the selling shareholder if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The offering of the ordinary shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters propose to offer the ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per ordinary share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per ordinary share from the initial public offering price. After the initial offering of the shares to the public, if all of the ordinary shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any ordinary shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to              additional ordinary shares from us and up to              additional ordinary shares from the selling shareholder to cover sales of ordinary shares by the underwriters which exceed the number of ordinary shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional ordinary shares. If any ordinary shares are purchased with this option to purchase additional ordinary shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional ordinary shares are purchased, the underwriters will offer the additional ordinary shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per ordinary share less the amount paid by the underwriters to us and the selling shareholder per ordinary share. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.

	Without Option To Purchase Additional Ordinary Shares Exercise	With Full Option To Purchase Additional Ordinary Shares Exercise
Per Share	$	$
Total	$	$

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PURSUANT TO 17 C.F.R. SECTION 200.83

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file with, the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exercisable or exchangeable for any of our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any ordinary shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of ordinary shares or such other securities, in cash or otherwise), in each case without the prior written consent of            for a period of 180 days after the date of this prospectus, other than our ordinary shares to be sold in this offering. The lock-up agreement is subject to specified exceptions.

, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

The address of Goldman Sachs & Co. LLC is 200 West Street, New York, NY 10282. The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, NY 10179. The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, NY 10036.

We intend to apply to have our ordinary shares approved for listing on             under the symbol “BIRK.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of the ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of ordinary shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional ordinary shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional ordinary shares, in whole or in part, or by purchasing ordinary shares in the open market. In making this determination, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market compared to the price at which the underwriters may purchase ordinary shares through the option to purchase additional ordinary shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ordinary shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ordinary shares,

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including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ordinary shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ordinary shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of the ordinary shares, and, as a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on            , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations between us, the selling shareholder and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded ordinary shares of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters nor the selling shareholder can assure investors that an active trading market will develop for our ordinary shares, or that the ordinary shares will trade in the public market at or above the initial public offering price.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In particular, certain of the underwriters and/or their respective affiliates were initial purchasers in our senior notes offering in April 2021. In addition, certain of the underwriters and/or their respective affiliates are agents and lenders under our Senior Credit Facilities and our ABL Facility. Each of these transactions were negotiated on an arm’s length basis and contained or contains customary terms pursuant to which those parties received or receive customary fees and reimbursement for out-of-pocket costs.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that

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purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Canada

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no ordinary shares have been offered or will be offered pursuant to the Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(i) to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(ii) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ordinary share being offered to a financial intermediary as that

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term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ordinary shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Order and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ordinary shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Japan

The ordinary shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the ordinary shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

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Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is (i) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

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EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$	*
listing fee		*
FINRA filing fee		*
Transfer agent fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total	$	*

*	To be filed by amendment.

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee,             listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

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LEGAL MATTERS

The validity of the ordinary shares and certain other matters of Jersey law will be passed upon for us by Carey Olsen Jersey LLP. Certain matters of U.S. federal and New York State law will be passed upon for us and the selling shareholder by Kirkland & Ellis LLP, New York, New York. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with L Catterton. Certain matters of U.S. federal law will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements of BK LC Lux Finco 2 S.à r.l. at September 30, 2022, 2021 and 2020 and for the periods ended September 30, 2022, September 30, 2021, April 30, 2021 and September 30, 2020 appearing in this prospectus and registration statement have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

The registered business address of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft is Börsenplatz 1, 50667 Cologne, Germany.

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ENFORCEMENT OF JUDGMENTS

U.S. laws do not necessarily extend either to us or our officers or directors. We are organized under the laws of Jersey. Certain of our directors and officers reside outside of the United States. A substantial portion of the assets of both us and our directors and officers are located outside of the United States. As a result, it may not be possible for investors to effect service of process on either us or our officers and directors within the United States, or to enforce against these persons or us, either inside or outside the United States, a judgment obtained in a U.S. court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any U.S. state.

A judgment of a U.S. court is not directly enforceable in Jersey, but constitutes a cause of action which will be enforced by Jersey courts provided that:

•	the applicable U.S. courts had jurisdiction over the case, as recognized under Jersey law;

•	the judgment is given on the merits and is final, conclusive and non-appealable;

•	the judgment relates to the payment of a sum of money, not being taxes, fines or similar governmental penalties;

•	the defendant is not immune under the principles of public international law;

•	the same matters at issue in the case were not previously the subject of a judgment or disposition in a separate court;

•	the judgment was not obtained by fraud or duress and was not based on a clear mistake of fact; and

•

the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the principles of what are called “natural justice,” which among other things require that documents in the U.S. proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

It is the policy of Jersey courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the Jersey legal system, that does not mean that awards of punitive damages are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable or excessive awards will generally be contrary to public policy. Moreover, if a U.S. court gives a judgment for multiple damages against a qualifying defendant, the amount which may be payable by such defendant may be limited by virtue of the Protection of Trading Interests Act 1980, an Act of the UK extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983, which provides that such qualifying defendant may be able to recover such amount paid by it as represents the excess of such multiple damages over the sum assessed as compensation by the court that gave the judgment. A “qualifying defendant” for these purposes is a citizen of the UK and Colonies, a body corporate incorporated in the UK, Jersey or other territory for whose international relations the UK is responsible or a person carrying on business in Jersey.

Jersey courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. In addition, a plaintiff who is not resident in Jersey may be required to provide a security bond in advance to cover the potential of the expected costs of any case initiated in Jersey. In addition, we have been further advised by our legal counsel in Jersey, that it is uncertain as to whether the courts of Jersey would entertain original actions based on U.S. federal or state securities laws, or enforce judgments from U.S. courts against us or our officers and directors which originated from actions alleging civil liability under U.S. federal or state securities laws.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.birkenstock-holding.com. The reference to our website is an inactive textual reference only and information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

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INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of BK LC Lux Finco 2 S.à r.l., subsequently renamed Birkenstock Group Limited, as of and for the years ended September 30, 2022, 2021 and 2020

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Report of Independent Registered Public Accounting Firm

To the Board of Directors of Birkenstock Group Limited (formerly BK LC Lux Finco 2 S.à r.l.)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BK LC Lux Finco 2 S.à r.l. (the Company) as of September 30, 2022, 2021 (Successor) and 2020 (Predecessor), the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the year ended September 30, 2022 (Successor), the period from May 1, 2021 to September 30, 2021 (Successor), the period from October 1, 2020 to April 30, 2021 (Predecessor) and for the year ended September 30, 2020 (Predecessor), and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2022, 2021 (Successor) and 2020 (Predecessor), and the results of its operations and cash flows for the year ended September 30, 2022 (Successor), the period from May 1, 2021 to September 30, 2021 (Successor), the period from October 1, 2020 to April 30, 2021 (Predecessor) and for the year ended September 30, 2020 (Predecessor), in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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Impairment Evaluation of Goodwill and Indefinite Lived Intangibles

Description of the Matter

At September 30, 2022, the carrying value of the Company’s goodwill was €1.67 billion and the carrying value of the Company’s indefinite lived intangibles was €1.51 billion. As discussed in Notes 3, 8 and 9 to the consolidated financial statements, goodwill and indefinite lived intangibles are tested for impairment at the level of the Company’s groups of cash-generating units (“CGU groups”), which correspond to its four operating segments, annually or more frequently if events or circumstances indicate that an impairment may have occurred. The Company performed its annual impairment test as of September 30, 2022. The impairment test was performed by calculating the value in use of each of the Company’s CGU groups, using the present value of future discounted cash flows. No impairment was recorded in fiscal year 2022.

Auditing management’s goodwill and indefinite lived intangibles impairment test was complex and judgmental, due to the significant estimation required to determine the present value of each CGU group’s future discounted cash flows. The discounted cash flows were sensitive to the projected revenue growth rates, EBITDA margins, terminal growth rates and the discount rates applied. These significant assumptions are affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit	To test the estimated value in use of the Company’s CGU groups, we performed audit procedures that included, among others, comparing the projected revenue growth rates to the Company’s historical results and industry and economic data, and comparing projected EBITDA margins to historical results and industry data. We involved our valuation specialists to assess management’s value in use methodology, compare the terminal growth rates to external industry and economic data, and to determine an independent estimate of the discount rates. We assessed the historical accuracy of management’s prior forecasts to actual results. We performed sensitivity analyses to the revenue growth rates, EBITDA margins, terminal growth rates and the discount rates applied, to evaluate the changes in the estimated value in use of the CGU groups that would result from changes in such significant assumptions. In addition, we tested management’s value in use calculations for clerical accuracy.

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2022.

Cologne, Germany

                , 2023

The foregoing report is in the form that will be signed upon completion of the revision of segment information that occurred in the second quarter ending March 31, 2023.

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

Cologne, Germany

July 7, 2023

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BK LC Lux Finco 2 S.à r.l.

Consolidated Statements of Financial Position

(In thousands of Euros)

		Successor		Predecessor
	Notes	September 30, 2022	September 30, 2021	September 30, 2020
Assets
Non-current assets
Goodwill	8	1,674,293	1,556,681	13,024
Intangible assets (other than goodwill)	9	1,815,201	1,685,791	182,848
Property, plant and equipment	10	205,008	153,001	91,210
Right-of-use assets	11	113,522	99,167	117,682
Deferred tax assets	19	4,590	—	16,401
Other assets	4, 13	16,107	41,708	2,333

Total non-current assets		3,828,721	3,536,348	423,498

Current assets
Inventories	12	535,605	359,215	211,653
Right to return assets		2,605	1,702	1,109
Trade and other receivables	13	66,146	59,388	60,032
Current tax assets	19	21,743	16,674	1,273
Other current assets	14	26,729	58,868	9,815
Cash and cash equivalents	15	307,078	235,343	96,177

Total current assets		959,906	731,190	380,059

Total assets		4,788,627	4,267,538	803,557

Shareholders’ equity and liabilities
Shareholders’ equity
Partnership units	16	—	—	10,000
Ordinary shares	16	182,721	182,721	—
Share premium	16	1,894,384	1,894,384	—
Capital reserve	16	—	—	152,508
Other reserves	16	—	—	147,500
Retained earnings (accumulated deficit)		150,954	(36,157)	95,148
Accumulated other comprehensive income		129,759	23,483	3,008

Total shareholders’ equity		2,357,818	2,064,431	408,164

Non-current liabilities
Loans and borrowings	17	1,919,635	1,781,729	100,000
Lease liabilities	11	89,911	76,960	99,383
Provisions for employee benefits	18	2,374	2,480	5,575
Other provisions	22	2,037	852	1,095
Deferred tax liabilities	19	92,851	79,047	16,208
Other liabilities		35	383	3,586

Total non-current liabilities		2,106,843	1,941,451	225,847

Current liabilities
Loans and borrowings	17	46,606	40,749	—
Lease liabilities	11	26,571	23,273	21,051
Trade and other payables	20	113,224	96,389	39,572
Accrued liabilities	20	20,066	17,225	15,742
Other financial liabilities	21	10,860	42,110	50,645
Other provisions	22	34,401	20,602	12,839
Contract liabilities	24	1,924	2,325	1,829
Tax liabilities	19	50,660	1,236	16,609
Other current liabilities	23	19,654	17,747	11,259

Total current liabilities		323,966	261,656	169,546

Total liabilities		2,430,809	2,203,107	395,393

Total shareholders’ equity and liabilities		4,788,627	4,267,538	803,557

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BK LC Lux Finco 2 S.à r.l.

Consolidated Statements of Comprehensive Income

(In thousands of Euros)

		Successor		Predecessor
	Notes	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020 through April 30, 2021	Year ended September 30, 2020
Revenue	24	1,242,833	462,664	499,347	727,932
Cost of sales	12, 25	(493,031)	(311,693)	(213,197)	(328,298)

Gross profit		749,802	150,971	286,150	399,634

Operating expenses
Selling and distribution expenses	25	(347,371)	(123,663)	(111,808)	(187,615)
General administration expenses	25	(86,589)	(31,039)	(52,628)	(66,896)
Foreign exchange gain (loss)	2	45,516	20,585	(1,523)	(15,984)
Other income (loss), net		1,669	(1,673)	1,280	245

Profit from operations		363,027	15,181	121,471	129,384

Finance (cost), net	26	(112,503)	(28,958)	(1,753)	(3,950)

Profit (loss) before tax		250,524	(13,777)	119,718	125,434

Income tax (expense)	19	(63,413)	(3,428)	(20,694)	(24,116)

Net profit (loss)		187,111	(17,205)	99,024	101,318

Other comprehensive income
Items that may be reclassified to profit (loss) in subsequent periods:
Cumulative translation adjustment gain	16	106,276	23,736	8,037	2,932
Items that will not be reclassified to profit in subsequent periods:
Remeasurement of defined benefit plans		—	—	22	76

Other comprehensive income		106,276	23,736	8,059	3,008

Total comprehensive income (loss)		293,387	6,531	107,083	104,326

Earnings (loss) per share
Basic	27	1.02	(0.09)
Diluted	27	1.02	(0.09)

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BK LC Lux Finco 2 S.à r.l.

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(In thousands of Euros, except unit and share information)

		Partnership Units		Ordinary Shares		Share Premium	Capital Reserve	Other Reserves	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Stockholders' equity
	Notes	Number of units	Amount	Number of shares	Amount
Predecessor
Balance at October 1, 2019		2	10,000	—	—	—	182,498	87,853	135,845	—	416,196
Net profit			—		—	—	—	—	101,318	—	101,318
Other comprehensive income			—		—	—	—	—	—	3,008	3,008

Total comprehensive income			—		—	—	—	—	101,318	3,008	104,326
Distributions to shareholders			—		—	—	(29,990)	—	(82,369)	—	(112,359)
Transfers			—		—	—	—	59,647	(59,647)	—	—

Balance at September 30, 2020	16	2	10,000	—	—	—	152,508	147,500	95,148	3,008	408,164
Net profit			—		—	—	—	—	99,024	—	99,024
Other comprehensive income			—		—	—	—	—	—	8,059	8,059

Total comprehensive income			—		—	—	—	—	99,024	8,059	107,083
Distributions to shareholders			—		—	—	—	—	(101,866)	—	(101,866)
Transfers			—		—	—	—	46,716	(46,716)	—	—

Balance at April 30, 2021	16	2	10,000	—	—	—	152,508	194,216	45,589	11,067	413,380

Successor
Balance at May 1, 2021	2	—	—	182,721,369	182,721	1,894,384	—	—	(18,952)	(253)	2,057,900
Net (loss)			—		—	—	—	—	(17,205)	—	(17,205)
Other comprehensive income			—		—	—	—	—	—	23,736	23,736

Total comprehensive income (loss)			—		—	—	—	—	(17,205)	23,736	6,531

Balance at September 30, 2021		—	—	182,721,369	182,721	1,894,384	—	—	(36,157)	23,483	2,064,431

Net profit			—		—	—	—	—	187,111	—	187,111
Other comprehensive income			—		—	—	—	—	—	106,276	106,276

Total comprehensive income			—		—	—	—	—	187,111	106,276	293,387

Balance at September 30, 2022		—	—	182,721,369	182,721	1,894,384	—	—	150,954	129,759	2,357,818

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BK LC Lux Finco 2 S.à r.l.

Consolidated Statements of Cash Flows

(In thousands of Euros)

	Successor		Predecessor
	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020 through April 30, 2021	Year ended September 30, 2020
Cash flows from operating activities
Net income (loss)	187,111	(17,205)	99,024	101,318
Adjustments to reconcile net profit (loss) to net cash flows from operating activities
Depreciation	20,294	8,594	9,998	17,361
Amortization	60,967	20,427	15,874	28,691
Loss on disposal of property, plant and equipment	97	—	405	847
Change in expected credit loss	207	511	358	(187)
Finance cost, net	112,503	28,958	1,753	3,950
Net exchange differences	(46,363)	(13,537)	7,336	11,717
Non-cash operating items	(669)	9	(125)	(40)
Income tax expense	63,413	3,428	20,694	24,116
Income tax paid	(18,408)	(25,594)	(8,285)	(24,981)
Changes in working capital:
- Inventories	(159,105)	74,734	(66,734)	39,636
- Right to return assets	(641)	84	(656)	(615)
- Trade and other receivables	(5,286)	46,359	(57,064)	(13,119)
- Trade and other payables	11,201	(22,799)	42,911	(1,828)
- Accrued liabilities	1,677	(82)	(97)	594
- Other current financial liabilities	(31,401)	13,002	(1,305)	837
- Other current provision	13,149	4,532	4,318	(3,335)
- Contract liabilities	(401)	(2,532)	3,102	1,456
- Other	25,791	(12,522)	(1,101)	7,186

Net cash flows provided by operating activities	234,136	106,367	70,406	193,604

Cash flows from investing activities
Purchases of property, plant and equipment	(70,777)	(8,955)	(7,332)	(19,785)
Proceeds from sale of property, plant and equipment	1,977	1,974	1	468
Purchases of intangible assets	(1,814)	(460)	(4,346)	(2,563)
Proceeds from sale of intangible assets	5	1,234	251	—
Issuance of loan to related party	—	—	—	(3,900)
Proceeds from repayment of loan from related party	—	—	—	22,281
Business combination, net of cash acquired	(1,037)	—	—	—

Net cash flows (used in) investing activities	(71,646)	(6,207)	(11,426)	(3,499)

Cash flows from financing activities
Proceeds from loans and borrowings	—	—	97,649	75,000
Repayment of loans and borrowings	(9,516)	(3,935)	—	(79,851)
Interest paid	(67,978)	—	(979)	(1,409)
Distributions to shareholders	—	—	(151,673)	(100,390)
Payments of lease liabilities	(25,406)	(8,619)	(14,299)	(22,540)
Interest portion of lease liabilities	(2,417)	(861)	(594)	(1,064)

Net cash flows (used in) financing activities	(105,317)	(13,415)	(69,896)	(130,254)

Net increase (decrease) in cash and cash equivalents	57,173	86,745	(10,916)	59,851

Cash and cash equivalents at beginning of period	235,343	145,378	96,177	38,960
Net foreign exchange difference	14,562	3,220	1,609	(2,634)

Cash and cash equivalents at end of period	307,078	235,343	86,870	96,177

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

1.	GENERAL INFORMATION

Organization and principal activities

BK LC Lux Finco 2 S.à r.l. (“Finco 2”, the “Successor”) was formed on February 19, 2021 as a limited liability company organized under the Luxembourg law, with business address at 40 Avenue Monterey, Luxembourg.

On April 30, 2021, Finco 2’s subsidiary, Birkenstock Group BV & Co KG (“BV KG”), acquired shareholdings and substantially all the assets of Birkenstock GmbH & Co. KG (“GmbH KG”, “Group” or the “Predecessor”) as a result of which Finco 2 became the acquirer of the business activities of the Birkenstock operations (the “Transaction”). The Transaction was accounted for as a business combination using the acquisition method of accounting. See Note 6 — Business Combinations for further details.

Finco 2 and its subsidiaries as well as GmbH KG and its subsidiaries are collectively referred to herein as the “Company” or “Birkenstock”. The Company’s immediate parent is BK LC Lux MidCo S.à r.l. (“MidCo”) and the Company’s ultimate controlling shareholder is LC9 Caledonia AIV GP, LLP (“L Catterton”).

The company manufactures and sells footbed-based products, including sandals, closed-toe silhouettes and other products, such as skincare and accessories, for every day, leisure and work. The Company operates in four operating segments based on its regional hubs: (1) Americas, (2) Europe, (3) Asia, the South Pacific, and Australia (“ASPA”), and (4) the Middle East, Africa, and India (“MEAI”) (see Note 5 – Segments for further details). All segments have the same operations. The Company sells its products through two main channels: business-to-business (“B2B”) (comprising sales made to established third-party store networks) and direct-to-consumer (“DTC”) (comprising sales made on globally owned online stores via the Birkenstock.com domain and sales made in Birkenstock retail stores).

On April 25, 2023, Finco 2 changed its name to Birkenstock Group Limited and converted (by way of re-domiciliation) the legal form of our company to a Jersey private company.

Seasonality

Revenues of our products are affected by a seasonal pattern that is driven in large part by the weather given the nature of our product mix. The seasonal nature of our business is similar across geographies and sales channels with B2B seeing an increase in revenues earlier in the spring months, while revenues in the DTC channel increasing in the summer. Between October and March, we manufacture our products for the B2B channel, and during the first few months of the calendar year, we rely on our built-up inventory for our revenues to B2B partners. Starting in March and during the warmer months of the year, demand for our products from the DTC channel increase. While these consumer buying patterns lead to a natural seasonality in revenues, unseasonable weather could significantly affect revenues and profitability. Our geographical breadth, customer diversity and our strategic focus on entering and expanding certain product categories helps to mitigate part of the effect of seasonality on results of operations.

2.	BASIS OF PRESENTATION

Basis of preparation and consolidation

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on July 7, 2023.

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). These are the first financial statements of the Company prepared in accordance with IFRS. The Company’s dates of transition into IFRS are October 1, 2019 and May 1, 2021 for the Predecessor and Successor, respectively. Refer to Note 31 – First time adoption of IFRS for details of the transition to IFRS.

These consolidated financial statements have been prepared on the historical cost basis except for the following items, which are recorded at fair value:

•	derivative financial instruments through profit or loss, and

•	initial recognition of assets acquired and liabilities assumed in a business combination.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.

All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The fiscal year of the Company ends on September 30.

Predecessor and successor periods

The Transaction resulted in a change in accounting basis and the financial statement presentation defines the Company as the “Successor” for reporting periods following the acquisition, i.e., the period from May 1, 2021 through September 30, 2021 and the year ended September 30, 2022 (“Successor periods”), and as the “Predecessor” for reporting periods prior to the acquisition, i.e., the year ended September 30, 2020 and the period from October 1, 2020 through April 30, 2021 (“Predecessor periods”). Successor financial statements reflect a new basis of accounting that is based on the fair value of net assets acquired as a result of the Transaction. This change in accounting basis is represented by a black line which appears between the columns entitled Successor and Predecessor in these consolidated financial statements and in the relevant accompanying notes.

Condensed financial information of the Successor as of April 30, 2021 and for the interim 70 day period from February 19, 2021 (date of inception) through April 30, 2021 are as follows:

BK LC Lux Finco 2 S.à r.l.

Condensed Consolidated Statement of Net Profit (Loss)

(In thousands of Euros)

Successor
Period from February 19, 2021 through April 30, 2021
General administrative expenses	(25,130)

Profit (loss) from operations	(25,130)

Profit (loss) before tax	(25,130)
Income tax benefit	6,178

Net profit (loss)	(18,952)

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

BK LC Lux Finco 2 S.à r.l.

Condensed Consolidated Statement of Changes in Shareholders’ Equity (Deficit)

(In thousands of Euros)

	Ordinary Shares	Accumulated Deficit	Total shareholders’ equity
Successor
Balance at February 19, 2021	—	—	—
Initial contribution	12	—	12
Net profit (loss)	—	(18,952)	(18,952)
Other comprehensive income	—	—	—

Balance at April 30, 2021	12	(18,952)	(18,940)

The Successor’s operations during the period from its inception to the Transaction include costs incurred related to the Transaction and minimal expenses related to the formation of the entity totaling €25.1 million. These incurred costs are reflected in accumulated deficit of the Successor as of May 1, 2021. Additionally, prior to the inception of the Transaction, the Successor incurred €55.9 million of banker and advisory fees related to financing obtained as part of the Transaction. Of this amount, €3.5 million was related to the ABL Facility (as defined below) and capitalized in other non-current assets. The remaining €52.4 million of fees were recorded as a reduction of the debt balances as of May 1, 2021. See Note 17 – Loans and borrowings for further details. The tax impact related to these costs was reflected in accumulated deficit of the Successor as of May 1, 2021.

Since the Transaction closed on April 30, 2021, the opening balance sheet of the Successor as of May 1, 2021 includes the effect of the Transaction. As such, cash inflows and outflows related to the Transaction, including payment of the consideration transferred and proceeds from the associated financing net of debt origination costs are disclosed in Note 6 – Business Combinations and Note 17 – Loans and borrowings, and are not included in the consolidated statements of cash flows of the Successor. Cash outflows relating to the payment of the certain advisory fees in the context of the Transaction and the financing (which were incurred and accrued as of the date of the Transaction) are reflected in the statement of cash flows of the Successor in the period May 1, 2021 to September 30, 2021 as the payment of the invoices took place after the closing.

Functional and presentation currency

The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which each entity operates. The presentation currency of the Company is Euros. The following exchange rates (to Euros) were applicable during the periods presented in these consolidated financial statements to translate the financial statements of foreign operations into Euros:

	Successor			Predecessor
	Exchange rates* at
Currency	September 30, 2022	September 30, 2021	May 1, 2021	April 30, 2021	September 30, 2020	October 1, 2019
British Pound (GBP)	0.88	0.86	0.87	0.87	0.91	0.89
Canadian Dollar (CAD)	1.34	1.48	1.48	1.48	1.57	1.44
US-Dollar (USD)	0.97	1.16	1.21	1.21	1.17	1.09

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

	Successor		Predecessor
	Average exchange rates*
Currency	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020 through April 30, 2021	Year ended September 30, 2020
British Pound (GBP)	0.85	0.86	0.89	0.88
Canadian Dollar (CAD)	1.38	1.48	1.53	1.51
US-Dollar (USD)	1.08	1.19	1.20	1.12

(*): Exchange rates not applicable to results of operations in respective reporting period

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Consolidation of subsidiaries

Subsidiaries are entities over which the Company has control. Control is achieved when the Company has the power over the investee, it is exposed, or has rights to, variable returns from its involvement with the investee, and has the ability to use its power to affect its returns. Subsidiaries are consolidated from the date on which the Company obtains control. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Subsidiaries are deconsolidated from the date when control ceases. When the Company ceases to have control over a subsidiary, it derecognizes the assets (including any goodwill) and liabilities of the subsidiaries at their carrying amounts, derecognizes the carrying amount of non-controlling interests in the former subsidiary and recognizes the fair value of any consideration received from the transaction. Any retained interest in the former subsidiary is then re-measured to its fair value.

The Company recognizes any non-controlling interests in an acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interests’ share of the acquiree’s identifiable net assets. Net profit or loss and each component of other comprehensive income/(loss) are attributed to the owners of the parent and to the non-controlling interests. For all periods presented, all subsidiaries were wholly-owned.

(b)	Foreign currencies

Foreign currency transactions are translated into the respective functional currency using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate at the reporting date. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the historical exchange rate. The resulting exchange differences are recorded in the local income statements of the entity and included in the financial result.

On consolidation, the assets and liabilities of foreign operations are translated into Euros, the presentation currency of the Company, at the rate of exchange prevailing at the reporting date and their statements of comprehensive income (loss) are translated at the average exchange rate for the period. Equity balances are translated at historical rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (loss).

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

(c)	Current vs non-current classification

The Company presents assets and liabilities in the consolidated statements of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	Expected to be realized within twelve months after the reporting period; or

•	A cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle; or

•	It is due to be settled within twelve months after the reporting period

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

(d)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability, or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that it believes are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

For the purpose of fair value disclosures, the Company determines classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

There was no change in the valuation techniques applied to financial instruments during all periods presented. The following table describes the valuation techniques used in the determination of the fair values of financial instruments:

Type	Valuation approach
Cash, trade and other receivables, trade and other payables and accrued liabilities	The carrying amount approximates fair value due to the short-term maturity of these instruments.

Derivative financial instruments

Specific valuation techniques used to value derivative financial instruments include:

• quoted market prices or dealer quotes for similar instruments;

• observable market information as well as valuations determined by external valuators with experience in the financial markets.

Loans and borrowings	The fair value is based on the present value of contractual cash flows, discounted at the Company’s current incremental borrowing rate for similar types of borrowing arrangements or, where applicable, market rates.

(e)	Business combinations and goodwill

Acquisitions of businesses are accounted for using the acquisition method as of the acquisition date, which is the date when control is transferred to the Company. The consideration transferred in a business combination is measured at fair value, calculated as the sum of the acquisition date fair values of the identifiable assets transferred, liabilities incurred by the Company, and the equity interests issued by the Company in exchange for control of the acquiree. Contingent consideration is recognized at fair value as of the date of the business combination and subsequently remeasured at each reporting date. The acquisition method provides an exception for acquired leases, which are not measured at fair value. Rather, acquired leases are measured at an amount equal to the lease liability and adjusted for favorable or unfavorable terms. Transaction costs that the Company incurs in connection with a business combination are recognized in the consolidated statements of comprehensive income (loss) as incurred.

Goodwill is measured as the excess of the sum of the fair value of the consideration transferred over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Refer to the accounting policies in Note 3(i) – Impairment of non-current assets.

When the consideration transferred in a business combination includes contingent consideration, the contingent consideration is measured at its acquisition date fair value. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments (“IFRS 9”) is measured at fair value with the changes in fair value recognized in the consolidated statements of comprehensive income (loss).

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

(f)	Intangible assets

Intangible assets acquired separately are initially recognized at cost. The cost of an intangible asset acquired in a business combination is its fair value as of the date of acquisition. Following initial recognition, intangible assets with finite lives are carried at cost less any accumulated amortization and any accumulated impairment losses.

Estimated useful lives are as follows:

Asset Category	Successor	Predecessor
Brand name “Birkenstock”	Indefinite	Indefinite
Customer relationships	8-15 years	N/A
Purchased licenses and other intangible assets	3-5 years	3-5 years

Intangible assets with finite lives are amortized over the estimated useful lives on a straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of comprehensive income (loss) over the assets’ estimated useful lives.

Intangible assets are reviewed at least at the end of each reporting period for changes in the expected useful lives or expected pattern of consumption of future economic benefits embodied in the asset.

Intangible assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. Refer to the accounting policies in Note 3(i) – Impairment of non-current assets.

An intangible asset is derecognized on disposal or when no future economic benefits are expected from its use. Gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are included in the consolidated statements of comprehensive income (loss) when the asset is derecognized.

(g)	Property, plant and equipment

Property, plant and equipment and construction in progress are stated at cost, net of accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset, including costs incurred to prepare the asset for its intended use and capitalized borrowing costs, when the recognition criteria are met. The commencement date for capitalization of costs occurs when the Company first incurs expenditures for the qualifying assets and undertakes the required activities to prepare the assets for their intended use.

Property, plant and equipment assets are depreciated on a straight-line basis over their estimated useful lives when the assets are available for use. When significant parts of a fixed asset have different useful lives, they are accounted for as separate components and depreciated separately. Depreciation methods and useful lives are reviewed annually and are adjusted for prospectively, if appropriate. Estimated useful lives are as follows:

Asset Category	Estimated Useful Lives
Buildings and improvements	10-50 years
Technical equipment and machinery	5-18 years
Factory and office equipment	4-14 years

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset, calculated as the difference between the net disposal proceeds and the carrying amount of the asset, is included in the consolidated statements of comprehensive income (loss) when the asset is derecognized.

The cost of repairs and maintenance of property, plant and equipment is expensed as incurred and recognized in the consolidated statements of comprehensive income (loss).

Property, plant and equipment are reviewed at the end of each reporting period to determine whether there is any indication of impairment. Refer to the accounting policies in Note 3(i) – Impairment of non-current assets.

(h)	Leases

As a lessee, the Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets which are immaterial. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, lease payments made at or before the commencement date less any lease incentives received and asset retirement obligation. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

The right-of-use assets are also subject to impairment. Refer to the accounting policies in Note 3(i) – Impairment of non-current assets.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease term includes periods covered by renewal or termination options only if the Company is reasonably certain to exercise that option and if the Company has enforceable rights, i.e., the Company does not take any extension option into consideration if both parties have a right to decide until the notice period has elapsed and there is no economic incentive for either party to renew. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of office equipment and storage facilities (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). The Company also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

The Company does not have any lease agreements where it acts as a lessor.

(i)	Impairment of non-current assets

Further disclosures relating to impairment of non-current assets are also provided in the following notes:

•	Goodwill — Note 8

•	Intangible assets — Note 9

•	Property, plant and equipment — Note 10

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit (“CGU”) group’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU group exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The Company’s CGU groups are aligned to the four operating segments that the Company operates in, i.e., Americas, Europe, ASPA, and MEAI. Impairment tests for property, plant and equipment are performed at the individual CGU level. Impairment tests of goodwill and indefinite lived intangible assets, which are assigned to the CGU groups as they do not generate independent cash flows, are performed at the CGU group level.

The Company bases its value in use calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGU groups to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

In assessing value in use, the Company uses assumptions that include estimates regarding the projected revenue growth rates, EBITDA margins, costs, capital investment, working capital requirements, discount rates, and terminal growth rates. The estimated future cash flows expected to be generated by the CGU are

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or group of assets. Discount rates used in the impairment test for goodwill and indefinite lived intangible assets are estimated in nominal terms on the weighted average cost of capital basis. The terminal growth rates are based on the Company’s growth forecasts, which are largely in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

In determining fair value less costs of disposal, the Company uses recent market transactions data and best information available to reflect the amount that it could obtain from the disposal of the asset in an arm’s length transaction (e.g., offers obtained from potential buyers).

Impairment losses are recognized in the consolidated statements of comprehensive income (loss).

Goodwill and indefinite lived intangible assets are tested for impairment annually as of September 30 and when circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of each CGU group to which the goodwill and indefinite lived intangible assets relates. When the recoverable amount of the CGU group is less than its carrying amount, an impairment loss is recognized. The impairment loss is recorded against goodwill, and then if goodwill has been fully impaired, against other assets assigned to the CGU group on a pro rata basis. Impairment losses relating to goodwill cannot be reversed in future periods.

(j)	Financial instruments

Non-derivative financial assets

Non-derivative financial assets include cash, prepayments, and trade receivables which are measured at amortized cost. The Company initially recognizes receivables and deposits on the date that they are originated. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or the Company transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

Trade receivables

Trade receivables, including credit card receivables, consist of amounts owing on product revenue where the Company has extended credit to customers, and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less expected credit loss and sales allowances. The allowance for expected credit losses is recorded against trade receivables and is based on historical experience.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Non-derivative financial liabilities

Non-derivative financial liabilities include accounts payable, accrued liabilities, and loans and borrowings. The Company initially recognizes debt instruments (i.e. loans and borrowings) on the date that they are originated. All other financial liabilities are recognized initially on the trade date on which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Derivative financial instruments

As described in Note 7 – Financial risk management objectives and policies, given the Company’s international operations, the Company is exposed to the risk of currency fluctuations and has entered into currency derivative contracts to mitigate its exposure on the basis of planned transactions. These derivative contracts are measured at fair value with the changes in fair value recognized immediately in the consolidated statements of comprehensive income (loss). Company’s derivative instruments do not qualify for hedge accounting.

The Company does not use derivatives for trading or speculative purposes.

Hybrid financial instruments

Hybrid financial instruments are separated into the host liability and embedded derivative components based on the terms of the agreement. On issuance, the liability component of the hybrid financial instrument is initially recognized at the fair value of a similar liability that does not have a conversion option. The embedded derivative component is initially recognized at fair value and changes in the fair value are recorded in profit or loss. The host debt is carried at amortized cost using the effective interest method until maturity or redemption. Any directly attributable transaction costs are allocated to the liability and embedded derivative components in proportion to their initial carrying amount.

(k)	Inventories

Raw materials, work-in-progress, and finished goods are valued at the lower of cost and net realizable value. Cost is determined using the standard cost method. The cost of work-in-progress and finished goods inventories include the cost of raw materials and an applicable share of the cost of labor and fixed and variable production overhead costs, including the depreciation of property, plant and equipment used in the production of finished goods and design costs, and other costs incurred to bring the inventories to their present location and condition.

The Company estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale. Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices.

Storage costs, indirect administrative overhead and certain selling costs related to inventories are expensed in the period that these costs are incurred. Shipping and handling costs which are incurred before the customer obtains control of the related goods are capitalized in the finished goods.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

(l)	Defined benefit plans

The Company sponsors defined benefit pension plans. The amounts recorded related to defined benefit pension plans are measured on the reporting date. The obligation associated with the Company’s defined benefit pension plan is based on actuarial valuation with management’s best estimate of the discount rate and future salary increases. Assets are measured at fair value. Obligations in excess of plan assets are recorded as a liability. All actuarial gains or losses, net of tax, are recognized through other comprehensive income.

(m)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is recognized in the consolidated statements of comprehensive income (loss) net of any reimbursement.

(n)	Income taxes

Current income tax

Current income tax is the expected income tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to income tax payable in respect of previous years.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate (see Uncertain Tax Positions).

Deferred income tax

Deferred income tax is provided using the liability method for temporary differences between the income tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Whenever a business is acquired (the assets acquired and liabilities assumed as part of business combination is accounted for at fair value by the acquirer), deferred taxes are recognized on the step-up in fair value.

Deferred income tax is measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset is recognized for unused income tax losses and credits to the extent that it is probable that future taxable income will be available against which they can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

In assessing the recoverability of deferred tax assets and the timing of the reversal of deferred tax liabilities, the Company utilizes forecast assumptions which are consistent with those used by management in other areas of assessing asset recovery (e.g., impairment testing, see (i) Impairment of non-current assets, above) to derive a future taxable income.

Deferred income tax may relate to items recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income (loss) or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the income tax relates to the same taxable entity and the same taxation authority.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Uncertain Tax Positions

Tax positions are calculated taking into account the respective local tax laws, relevant court decisions and applicable tax authorities’ views. Tax regulations can be complex and possibly subject to different interpretations by taxpayers and tax authorities. Different interpretations of existing or new tax laws as a result of tax reforms or other tax legislative procedures may result in additional tax payments for prior years and are taken into account based on management’ s considerations. IFRIC 23 clarifies the application of the recognition and measurement requirements of IAS 12 when there is uncertainty about the income tax treatment. For recognition and measurement, it is necessary to make estimates and assumptions. To do this, decisions must be made regarding whether a probable or expected value is used for the uncertainty and whether changes have occurred compared to the previous period. The accounting is based on the assumption that the tax authorities are investigating the matter in question and that they have all the relevant information.

(o)	Revenue from contracts with customers

Generally, the Company has only one performance obligation to deliver goods to the customer. Revenues are recognized point in time in the amount of consideration to which the Company expects to be entitled in exchange for when control of the products transfers to customers. Revenues are presented net of sales tax, estimated returns, sales allowances, and discounts.

The following criteria are also applicable to other specific revenue transactions from contracts with customers:

Variable consideration

If the consideration in a contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. Some contracts with customers provide a right to return, trade discounts or volume rebates.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Right to return

When a contract provides a customer with a right to return, the consideration is variable because the contract allows the customer to return the product. The Company uses the expected value method to estimate the goods that will be returned and recognizes a refund liability and an asset for the goods to be recovered. Estimates of sales returns are based on (1) accumulated historical experience within the respective geographical markets, and (2) specific identification of estimated sales returns not yet finalized with customers. The Company reviews and refines these estimates on an annual basis.

Actual returns in any future period are inherently uncertain and thus may differ from estimates recorded. If actual or expected future returns were significantly different than the refund liability established, the change to revenues would be recorded in the period in which such determination was made.

Volume rebates

In recognizing variable consideration from rebates, the Company applies the most likely amount method to estimate the variable consideration in the contract subject to the requirements of the constraint in order to determine the amount that can be included in the transaction price and recognized as revenue. A refund liability is recognized for the expected future rebates (i.e., the amount not included in the transaction price).

Significant financing component

The Company has applied the practical expedient provided in IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) and does not adjust the promised amount of consideration for the effects of a significant financing component in the contracts where the Company expects, at contract inception, that the period between the Company’s transfer of a promised good to a customer and the payment will be one year or less.

Warranty obligations

The Company provides warranties to its German customers under the German Law requirements. These warranties represent assurance type warranties and do not require providing any additional service to the Company’s customers. These types of warranties are accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”).

Trade receivables

A receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Note 3(j) – Financial instruments.

Contract liabilities

Contract liabilities are the short-term advances received from customers. A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods to the customer).

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

(p)	Cost of sales

Cost of sales is comprised of five types of expenditures (i) raw materials (ii) consumables and supplies (iii) purchased merchandise, and (iv) personnel costs, including temporary personnel services. Additionally, cost of sales includes overhead costs for the production sites.

(q)	Selling and distribution expenses

Selling and distribution expenses are comprised of selling, marketing, product innovation, outbound shipping and handling costs, supply chain costs, sales representative salaries, leasing expenses related to logistical and selling properties, and amortization of customer relationships.

(r)	General administration expenses

General administration expenses consist of corporate costs such as finance, controlling and tax expenses, legal and consulting fees, HR and IT expenses and global strategic project costs. Additionally, it includes personnel costs (including salaries, variable incentive compensation, benefits), other professional service cost and rental and leasing expenses other than selling and production (e.g., offices).

(s)	Earnings per share

Basic and diluted earnings per share is calculated by dividing net profit (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

(t)	Commitments and contingencies

The Company recognizes legal expense in connection with loss contingencies as incurred.

The Company has contingencies primarily relating to claims and legal proceedings, onerous contracts, product warranties and employee-related provisions. The status of each significant claim and legal proceeding in which the Company is involved is reviewed by management at the end of each reporting period and the Company’s potential financial exposure is assessed. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, a liability is recognized for the estimated loss. Because of the uncertainties inherent in such matters, the related provisions are based on the best information available at the time. With respect to legal contingencies, management considers the status of settlement negotiations, interpretations of contractual obligations, prior experience with similar contingencies/claims, and advice obtained from legal counsel and other third parties. The Company expects the majority of these provisions will be utilized within one to three years of the balance sheet date; however due to the nature of the legal provisions there is a level of uncertainty in the timing of utilization as the Company generally cannot determine the extent and duration of the legal process.

(u)	Significant accounting estimates, assumptions and judgments

The preparation of the consolidated financial statements requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances. Management continually evaluates the estimates and judgments it uses. These estimates and judgments have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that may materially affect the methodology or assumptions utilized in making these estimates and judgments in these financial statements.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Company believes could have the most significant impact on the amounts recognized in the consolidated financial statements.

Business Combination

Key Sources of Estimation: The critical assumptions and estimates used in a business combination accounted for under the acquisition method of accounting relate to the fair value of the consideration transferred including contingent consideration and the fair value of the assets acquired and liabilities assumed, particularly related to acquired intangible assets, property plant and equipment, and inventories. See Note 6 – Business Combinations for further details regarding the approach for estimating fair values for both the consideration transferred and assets acquired and liabilities assumed.

Leases

Judgments Made in Relation to Accounting Policies Applied: Judgment is required in determining the appropriate lease term on a lease-by-lease basis. The Company considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option at inception and over the term of the lease, including investments in major leaseholds, operating performance, and changed circumstances. The periods covered by renewal or termination options are only included in the lease term if the Company is reasonably certain to exercise that option and if the Company has enforceable rights, i.e., the Company does not take any extension option into consideration if both parties have a right to decide until the notice period has elapsed and there is no economic incentive for either party to renew. Changes in the economic environment or changes in the retail industry may impact the assessment of the lease term and any changes in the estimate of lease terms may have a material impact on the Company’s consolidated statements of financial position.

Key Sources of Estimation: The critical assumptions and estimates used in determining the present value of future lease payments require the Company to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets. Management determines the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating the Company’s creditworthiness, the security, term, and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment. See note 3(n) – Income taxes above for the estimates and judgements related to uncertain tax positions.

Impairment of non-financial assets (goodwill, intangible assets, property, plant & equipment, and right-of-use assets)

Judgments Made in Relation to Accounting Policies Applied: Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing non-financial assets for

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and indefinite lived intangible assets are tested for impairment. For the purpose of goodwill and indefinite lived intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and indefinite lived intangible assets are monitored for internal management purposes. Judgment is also applied in allocating the carrying amount of assets to CGUs. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed. The Company has concluded that is has four groups of CGUs, being the four operating segments, for the purpose of testing goodwill and indefinite lived intangibles for impairment. Intangible assets with indefinite useful lives are not amortized and the useful life of these intangibles is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable.

Key Sources of Estimation: In determining the recoverable amount of a group of CGUs, various estimates are employed. The Company determines value-in-use by using estimates including projected revenue growth rates, EBITDA margins, costs, capital investment and working capital requirements consistent with strategic plans presented to the Board of Managers of MidCo, as well as discount rates and terminal growth rates. Fair value less costs of disposal are estimated with reference to observable market transactions. Discount rates are consistent with external industry information reflecting the risk associated with the Company and its cash flows.

Embedded derivative

Judgments Made in Relation to Accounting Policies Applied: Management is required to use judgment in determining whether the hybrid instrument is a debt or equity host contract for the purposes of analyzing whether the feature is or is not closely related to the host contract and would require bifurcation. The determination of whether the hybrid instrument is a debt or equity host contract may differ from the legal form of the instrument and will instead depend on the economic characteristics and risks of the entire hybrid financial instrument.

Income taxes

Key Sources of Estimation: In determining the recoverable amount of deferred tax assets, the Company forecasts future taxable income by legal entity and the period in which the income occurs to ensure that sufficient taxable income exists to utilize the attributes. Inputs to those projections are Board-approved financial forecasts and statutory tax rates.

Judgments Made in Relation to Accounting Policies Applied: The calculation of current and deferred income taxes requires management to make certain judgments regarding the tax rules in jurisdictions where the Company performs activities. Application of judgments is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities.

Inventories

Key Sources of Estimation: Inventories are carried at the lower of cost and net realizable value. In estimating net realizable value, the Company uses estimates related to fluctuations in inventory levels, planned production, customer behavior, obsolescence, future selling prices, seasonality and costs necessary to sell the inventory. Inventory is adjusted to reflect shrinkage incurred since the last inventory count. Shrinkage is based on historical experience.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Financial instruments

Key Sources of Estimation: The critical assumptions and estimates used in determining the fair value of financial instruments are: equity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates, and volatility utilized in option valuations.

Defined benefit plans

Key Sources of Estimation: The carrying amounts of defined benefit plans are based on actuarial valuations. These valuations are calculated based on statistical data and assumptions about discount rates and compensation increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty.

(v)	New and amended standards and interpretations adopted by the Company

Upon transition to IFRS, the Company adopted all new and amended standards and interpretations, which were effective for annual periods beginning on or after the Company’s transition date to IFRS October 1, 2019 and May 1, 2021 for the Predecessor and Successor, respectively.

The following amended standards became effective at the earliest from October 1, 2019, but did not have a material impact on the consolidated financial statements of the Company:

•	Amendments to IFRS 3 — Definition of a Business (issued on October 22, 2018 and effective for acquisitions from the beginning of annual reporting period that starts on or after January 1, 2020).

•	Amendments to IAS 1 and IAS 8 — Definition of Material (issued on October 31, 2018 and effective for annual reporting periods beginning on or after January 1, 2020).

•	Amendments to IFRS 16 — COVID-19 Related Rent Concessions (issued on May 28, 2020 and effective for annual reporting periods beginning on or after June 1, 2020).

•

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 — Interest Rate Benchmark Reform — Phase 2 (issued on August 27, 2020 and effective for annual reporting periods beginning on or after January 1, 2021).

(w)	New and amended standards and interpretations issued but not yet effective

The standards and interpretations applicable to the Company that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are discussed below. The Company has not early adopted these standards and amendments and intends to adopt them, if applicable, when they become effective.

The Company expects no material impact on its consolidated financial statements from the following amendments and improvements, but they may impact future periods should the Company enter into new relevant transactions:

•	Amendments to IAS 16 — Property, Plant and Equipment: Proceeds before Intended Use (issued on May 14, 2020 and effective for annual reporting periods beginning on or after January 1, 2022).

•	Amendments to IAS 37 — Onerous Contracts — Costs of Fulfilling a Contract (issued on May 14, 2020 and effective for annual reporting periods beginning on or after January 1, 2022).

•	Amendments to IFRS 3 — Reference to the Conceptual Framework (issued on May 14, 2020 and effective for annual reporting periods beginning on or after January 1, 2022).

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

•

Annual Improvements to IFRSs 2018-2020 – amendments to IFRS 9 — Fees in the ’10 per cent’ test for derecognition of financial liabilities (issued on May 14, 2020 and effective for annual reporting periods beginning on or after January 1, 2022).

•	Amendments to IAS 1 — Classification of Liabilities as Current or Non-current (issued on January 23, 2020 and effective for annual reporting periods beginning on or after January 1, 2023).

•	Amendments to IAS 1 and IFRS Practice Statement 2 — Disclosure of Accounting policies (issued on February 12, 2021 and effective for annual reporting periods beginning on or after January 1, 2023).

•	Amendments to IAS 8 — Definition of Accounting Estimates (issued on February 12, 2021 and effective for annual reporting periods beginning on or after January 1, 2023).

•

Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued on May 7, 2021 and effective for annual reporting periods beginning on or after January 1, 2023).

•	Amendment to IFRS 16 - Lease Liability in a Sale and Leaseback (issued on September 22, 2022 and effective for annual reporting periods beginning on or after January 1, 2024).

•	Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (deferred indefinitely by amendments made in December 2015)

4.	FAIR VALUE MEASUREMENT

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments that are carried at fair value on recurring basis in the consolidated statements of financial position:

	Level	Fair value
September 30, 2022 (Successor)
Derivative assets	2	10,234
Derivatives liabilities	2	10,125
September 30, 2021 (Successor)
Derivative assets	2	35,604
Derivatives liabilities	2	942
September 30, 2020 (Predecessor)
Derivative assets	2	242
Derivatives liabilities	2	3,289

Changes in fair value of derivative assets and liabilities are recognized within the consolidated statements of comprehensive income (loss). The Company does not carry any other financial instruments at fair value either on recurring or non-recurring basis.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

The following table presents the fair value and fair value hierarchy of the Company’s loans and borrowings carried at amortized cost:

	Level	Carrying value	Fair value
September 30, 2022 (Successor)
Term Loan (EUR)	2	367,193	294,461
Term Loan (USD)	2	856,505	719,761
Vendor Loan	2	292,275	185,783
Senior Notes	2	449,698	328,816
September 30, 2021 (Successor)
Term Loan (EUR)	2	366,037	403,105
Term Loan (USD)	2	723,072	818,887
Vendor Loan	2	280,070	276,135
Senior Notes	2	453,059	478,906
September 30, 2020 (Predecessor)
Syndicate Loan	2	100,000	100,000

There were no transfers between levels during any reporting period.

5.	SEGMENT INFORMATION

The Company’s operating segments are reported in a manner consistent with the internal reporting provided to and regularly reviewed by the chief operating decision maker (“CODM”), the Chief Executive Officer (“CEO”), and are aligned to the four geographical hubs that the Company operates in: Americas, Europe, ASPA, and MEAI. Due to the materiality, ASPA and MEAI are aggregated into one reportable segment APMA (“Asia Pacific, Middle East, Africa”). As such the Company has three reportable segments – Americas, Europe and APMA. Additionally, the Company has a Corporate / Other revenue and expenses, which primarily consists of non-core activities from the Cosmetics and Sleeping Systems businesses, as well as other administrative costs that are not charged to the operating segments and realized foreign exchange gains and losses. The CODM uses the measure of adjusted EBITDA to assess operating segments’ performance to make decisions regarding the allocation of resources. The adjustments to EBITDA relate to the effect of Transaction related costs, IPO-related costs, realized and unrealized foreign exchange gain / (loss), effects of applying the acquisition method of accounting for the Transaction under IFRS, and other adjustments relating to non-recurring items such as restructuring, among others.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Assets and liabilities are not reported nor reviewed by the CODM at the operating segment level.

Successor	Year ended September 30, 2022
	Americas	Europe	APMA	Total Reportable Segments	Corporate /Other	Total
Sales	667,387	449,131	123,033	1,239,551	3,282	1,242,833
Adjusted EBITDA	259,944	146,592	38,973	445,509	(10,954)	434,555
Effects from applying the acquisition method of accounting for the Transaction						(24,367)
Transaction related advisory costs						(2,598)
Consulting fees relating to Group transformation						(7,982)
Realized and unrealized FX gains / losses						45,516
Other						(836)

EBITDA						444,288
Depreciation and amortization						(81,261)
Finance income (costs), net						(112,503)

Profit before tax						250,524

Successor	Period from May 1 to September 30, 2021
	Americas	Europe	APMA	Total Reportable Segments	Corporate / Other	Total
Sales	223,110	191,226	47,439	461,775	889	462,664
Adjusted EBITDA	78,767	61,649	12,326	152,742	(12,402)	140,340
Effects from applying the acquisition method of accounting for the Transaction						(110,900)
Transaction related advisory costs						(2,463)
Consulting fees relating to Group transformation						(1,892)
Realized and unrealized FX gains / losses						20,585
Other						(1,468)

EBITDA						44,202
Depreciation and amortization						(29,021)
Finance income (costs), net						(28,958)

Profit before tax						(13,777)

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Predecessor	Period from October 1, 2020 to April 30, 2021
	Americas	Europe	APMA	Total Reportable Segments	Corporate / Other	Total
Sales	264,883	184,066	49,433	498,382	965	499,347
Adjusted EBITDA	100,509	47,308	14,284	162,101	(10,101)	152,000
Other transaction effects						(3,025)
Realized and unrealized FX gains / losses						(1,523)
Other						(109)

EBITDA						147,343
Depreciation and amortization						(25,872)
Finance income (costs), net						(1,753)

Profit before tax						119,718

Predecessor	Year ended September 30, 2020
	Americas	Europe	APMA	Total Reportable Segments	Corporate /Other	Total
Sales	341,090	304,608	80,964	726,662	1,270	727,932
Adjusted EBITDA	102,057	88,786	17,661	208,504	(13,720)	194,784
Realized and unrealized FX gains / losses						(15,984)
Restructuring and relocation costs						(3,364)

EBITDA						175,436
Depreciation and amortization						(46,052)
Finance income (costs), net						(3,950)

Profit before tax						125,434

The Company determines the geographic location of revenue based on the location of its customers.

	Successor		Predecessor
	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period form October 1, 2020 through April 30, 2021	Year ended September 30, 2020
Revenue:
Germany	156,824	78,858	66,340	128,996
United States	598,438	198,634	239,461	316,988
Rest of world	487,571	185,172	193,546	281,948

Total revenue	1,242,833	462,664	499,347	727,932

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

The following table presents the carrying amount of the Company’s non-current assets by geographic location.

	Successor		Predecessor
	September 30, 2022	September 30, 2021	September 30, 2020
Non-current assets
Germany	2,269,610	2,090,852	322,919
United States	1,429,004	1,301,462	63,886
Rest of world	113,770	107,353	19,403

Allocated non-current assets	3,812,384	3,499,667	406,208

Other non-current financial assets (unallocated)	11,747	36,681	889

Deferred tax assets (unallocated)	4,590	—	16,401

Total non-current assets	3,828,721	3,536,348	423,498

During the periods presented in these consolidated financial statements, the Company did not have any customers with individual revenue of 10% or greater of total revenue.

6.	BUSINESS COMBINATIONS

On April 30, 2021, Finco 2’s subsidiary, BV KG acquired 100% of shareholdings, voting interests and certain assets of the Predecessor as a result of which it became the acquirer of substantially all of the business activities of the Birkenstock operations. This business combination was made to reorganize the ownership and organizational structure of BV KG under new ownership. The Transaction was accounted for as a business combination using the acquisition method of accounting. See Note 2 – Basis of presentation for the discussion of the Transaction.

The fair value of the purchase consideration in the Transaction consisted of the following:

Cash	3,042,862
Rollover equity	250,000
Vendor loan	275,000
Syndicate loan	196,163
Profit transfer	(12,942)

Consideration Transferred	3,751,083

A portion of the consideration transferred was deferred and is comprised of the Rollover Equity and Vendor Loan (as defined below).

Rollover Equity - In lieu of cash consideration of €250.0 million, the selling shareholder CB Beteiligungs GmbH & Co. KG was granted a 12% beneficial ownership in MidCo.

Vendor Loan - A loan consisting of a €275.0 million agreement with AB-Beteiligungs GmbH (“Vendor Loan”), a selling shareholder, was assumed and treated as consideration transferred.

Syndicate Loan - €196.0 million of outstanding short-term borrowings under a Predecessor syndicate loan agreement (“Syndicate Loan”) were assumed and repaid at the date of the Transaction.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Profit transfer - Per the sale and purchase agreement, the Successor was entitled to the entire net profit of the fiscal year ended September 30, 2021. Therefore, the purchase consideration was reduced by €12.9 million which represents the Successor’s claim on GmbH KG’s net profit from October 1, 2020 through April 30, 2021.

Earnout contingent consideration was also part of the Transaction. The seller is entitled to a €400.0 million earn-out if the Company’s earnings before interest, taxes, depreciation and amortization for the fiscal year 2025 is higher than €709.4 million or if the Company has a change in control event with a price at a multiple of invested capital greater than 4x.; however, as of the date of the Transaction, it was not probable that the earn-out requirements will be met, therefore, the fair value of the earnout contingent consideration was determined to be zero.

The following table summarizes the fair values of assets acquired and liabilities assumed recognized at the acquisition date:

Assets
Intangible assets (other than goodwill)	1,660,603
Property, plant and equipment	153,273
Right-of-use assets	95,127
Inventories	425,192
Trade and other receivables	102,149
Other current and non current assets	14,333
Cash and cash equivalents	92,835
Liabilities
Lease liabilities	(95,014)
Provisions for employee benefits	(6,012)
Deferred tax liabilities	(84,682)
Trade and other payables	(82,252)
Accrued liabilities	(27,194)
Other current and non current financial liabilities	(12,947)
Contract liabilities	(4,857)
Tax liabilities	(7,269)
Total identifiable net assets	2,223,284
Consideration Transferred	3,751,083
Less: Identifiable net assets	(2,223,284)

Goodwill	1,527,799

The fair values of assets acquired and liabilities assumed was determined as follows:

Intangible assets (other than goodwill)

Identifiable intangible assets acquired consist of the Birkenstock brand and customer relationships.

•

The fair value of the brand was €1,356.3 million was measured using the relief-from-royalty approach. Based on an analysis of all of the relevant factors (such as the expected usage of the asset by the entity and whether the asset could be managed efficiently by another management team; typical product life cycles for the asset and public information on estimates of useful lives of similar assets that are used in a similar way; technical, technological, commercial or other

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Notes to Consolidated Financial Statements

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types of obsolescence; the stability of the industry in which the asset operates and changes in the market demand for the products or services output from the asset; and whether the useful life of the asset is dependent on the useful life of other assets of the entity), there is no foreseeable limit to the period over which the brand is expected to generate net cash inflows for the Company, so that the brand is considered to have an indefinite life, which is reviewed each reporting period to determine whether the indefinite life assessment continues to be supportable.

•

The fair value of customer relationships was €294.8 million, measured using the multi-period excess earnings method (“MEEM”). The customer relationships intangibles useful lives range from 8 to 15 years and is being amortized on a straight-line basis.

•	The Company considered the length of time over which the economic benefits of these assets is expected to be realized to estimate the useful life of these assets as of the acquisition date.

Property, plant and equipment

•

The fair value of land and buildings of €153.2 million was determined using an income capitalization approach, in which the forecast future cash flows are discounted to present value using a market rate of interest. The useful lives of buildings and improvements is between 10 to 50 years. Hypothetical market rent for office areas was utilized in forecasting the future cash flows.

•

The fair value of machinery and technical equipment was determined using the indirect cost method. This approach is based on new acquisition cost, derived from the historical acquisition costs of the individual assets and indexed using sector-specific indices. The new acquisition costs of the assets are adjusted to reflect the loss of value from physical consumption as well as from functional and economic ageing.

•

In addition, the Company considered the length of time over which the economic benefit of these assets is expected to be realized and estimated the useful life of these assets as of the acquisition date.

Inventories

Inventories consisting of raw materials and supplies, and unfinished goods were recognized at current replacement cost.

•

The fair values of finished goods were determined by reference to their sales prices, less a deduction for selling costs and related sales margin. The sales prices were determined using the retail method based on revenue recognized in the financial year 2020 by product. The sales margin is consistent with internal transfer prices.

Right-of-use assets and lease liabilities

•	Right-of-use assets and lease liabilities are recognized at fair value by discounting the value of the minimum lease payments over the lease term.

Deferred tax assets and liabilities

•	Deferred tax assets and liabilities are recognized to reflect the tax impact of the fair value adjustments.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Working capital other than inventory

•	The fair values of working capital balances, other than inventories, have been measured at their book values at the date of acquisition, which approximate their fair values.

The excess of the purchase consideration over the fair value of the identifiable assets acquired has been accounted for as goodwill. Goodwill is mainly attributable to the expected future growth potential of the Company and the assembled workforce which will provide future benefit to the Company. €893.0 million of goodwill is deductible for tax purposes as of May 1, 2021, €882.0 million as of September 30, 2021, and €898.0 million as of September 30, 2022. For providing deferred income taxes related to the tax-deductible portion of goodwill, the carrying amount of goodwill has been allocated to the tax-paying components based on their relative economic values at the date of the Transaction.

The results of operations have been consolidated with those of Finco 2 from the date of acquisition. If the combination had taken place as of October 1, 2020, revenue would have been €962.1 million and net profit for the period for the Successor would have been €116.4 million.

The Company incurred €27.6 million of acquisition related costs of which €25.1 million were incurred prior to the Transaction close and are reflected in accumulated deficit of the Successor as of May 1, 2021 (See Note 2 – Basis of presentation for further details). The remaining €2.5 million were recorded in General administration expenses in the period ending September 30, 2021. Additionally, the Company incurred €55.9 million of debt issuance costs related to financing obtained as part of the Transaction. Of this amount, €3.5 million was related to the ABL Facility. The remaining €52.4 million were recorded as a reduction to Loans and borrowings (see Note 17 – Loans and borrowings for further details).

Gisela Acquisition

On August 1, 2022, BV KG’s subsidiary Components Crafting GmbH, acquired Gisela Camisao Unipessoal Lda., Arouca, Portugal, a stitching company in Portugal. The entity was subsequently renamed into S&CC Portugal Unipessoal, Lda. BV KG acquired 100% of the shares and certain assets and liabilities. This business combination was made to increase output volume locally and reduce the third-party supplier base. The transaction was accounted for as a business combination using the acquisition method of accounting.

The purchase consideration in the transaction consisted of the following:

Cash	1,054
Deferred payment	351

Consideration Transferred	1,405

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

The following table summarizes the fair values of assets acquired and liabilities assumed recognized at the acquisition date:

Assets
Land and buildings	118
Machinery and technical equipment	50
Factory and Office Equipment	24
Inventories	19
Trade and other receivables	349
Other current assets	6
Cash and cash equivalents	17
Liabilities
Trade and other payables	(125)
Current tax liabilities	(29)
Loans and borrowings	(91)
Other current liabilities	(151)

Total identifiable net assets	187
Consideration Transferred	1,405
Less: identifiable net assets	(187)

Goodwill	1,218

The excess of the purchase consideration over the fair value of the identifiable assets acquired has been accounted for as goodwill. Goodwill is mainly attributable to the expected future growth potential of the Company and the assembled workforce which will provide future benefit to the Company.

The results of operations have been consolidated with those of Finco 2 from the date of acquisition. If the acquisition of S&CC Portugal Unipessoal, Lda., Arouca, Portugal had taken place as of October 1, 2021, revenue would have been €1,243.9 million and net profit for the year ended September 30, 2022 would have been €186.5 million. Furthermore, the Company incurred €0.3 million of acquisition related costs.

7. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company is exposed to credit risk, liquidity risk and market risk. The Company’s senior management and Board of Directors oversee management of these risks. The Board of Directors reviews and approves policies for managing each of these risks which are summarized below.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.

Credit risk arises from the possibility that certain parties will default and be unable to discharge their obligations. The Company has a significant number of customers which minimizes the concentration of credit risk. As of September 30, 2020, the Company had a concentration of receivables with two customers

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representing 12.4% and 10.5% of total receivables, respectively. The Company did not have a concentration of receivables with any customer exceeding 10% of receivables in any other period.

The Company routinely assesses the financial strength of its customers through a combination of third-party financial reports, credit monitoring, publicly available information, and direct communication with those customers. The Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its accounts receivable credit risk exposure.

The Company measures the loss allowance for trade receivables, lease receivables, and contract assets within the scope of IFRS 15 at an amount equal to lifetime expected credit losses. The Company measures the loss allowances for other financial assets at an amount equal to 12-month expected credit losses. Loss allowances relating to financial assets are increased in the instance when credit risk increases.

These measures and other measures the Company may adopt to mitigate credit risk, however, may not be successful. In addition, retail consolidation could lead to fewer B2B partners, B2B partners seeking more favorable price, payment or other terms from the Company and a decrease in the number of stores that carry the Company’s products.

Further, trade and other receivables are categorized by aging as part of the Company’s process of monitoring credit risk. The aging of each receivable is analyzed and considered when estimating the lifetime expected credit loss.

Credit risk exposure by risk rating grades is as follows:

	Weighted-Average Loss Rate	Gross Carrying Amount	Loss Allowance
Current (not past due)	1.2%	49,017	(580)
1-30 days past due	7.1%	13,461	(951)
31-60 days past due	3.3%	1,096	(36)
61-90 days past due	16.6%	507	(84)
More than 90 days past due	80.7%	523	(422)

September 30, 2022 (Successor)		64,604	(2,073)

Current (not past due)	0.4%	44,903	(161)
1-30 days past due	0.4%	8,995	(35)
31-60 days past due	1.8%	339	(6)
61- 90 days past due	9.9%	152	(15)
More than 90 days past due	86.1%	2,040	(1,756)

September 30, 2021 (Successor)		56,429	(1,973)

Current (not past due)	0.4%	36,817	(134)
1-30 days past due	0.5%	12,006	(58)
31-60 days past due	1.3%	4,007	(51)
61-90 days past due	6.2%	2,242	(140)
More than 90 days past due	68.9%	4,073	(2,805)

September 30, 2020 (Predecessor)		59,145	(3,188)

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to satisfy the requirements for business operations, capital expenditures, debt service and general corporate purposes, under normal and stressed conditions. The primary source of liquidity is funds generated by operating activities; the Company also relies on short-term borrowings and the revolving facility as sources of funds for short-term working capital needs. The Company continuously reviews both actual and forecasted cash flows to ensure that the Company has appropriate capital capacity.

The following table summarizes the amount of contractual undiscounted future cash flow requirements as of September 30, 2022 (Successor):

Contractual obligations by fiscal year	2023	2024	2025	2026	2027	Thereafter	Total
Liabilities to banks (excluding interest)	8,720	8,720	8,720	8,720	8,720	1,907,992	1,951,592
Accrued Interest	119,103	112,463	110,034	111,133	110,810	110,785	674,328
Lease liabilities (undiscounted)	29,625	22,532	14,006	13,133	13,055	38,331	130,682
Derivative liabilities	10,125						10,125
Trade and other payables	113,224						113,224
Accrued liabilities	20,066	—					20,066
Other liabilities	3,437						3,437

Total contractual obligations	304,300	143,715	132,760	132,986	132,585	2,057,108	2,903,454

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise foreign exchange risk and interest rate risk.

Foreign exchange risk

As the Company operates internationally, the Company is exposed to transactional currency risk arising from revenue or purchases that are denominated in currencies other than the functional currencies. The primary currency giving rise to the risk is USD in which 48%, 43%, 48%, and 43% of the Company’s revenue were generated during the year ended September 30, 2022, the period ended September 30, 2021, the period ended April 30, 2021, and the year ended September 30, 2020, respectively. Most of the Company’s raw materials and semi-finished products are purchased in Euros.

To monitor and mitigate foreign currency risk, the Company enters into derivative arrangements with flexible currency forwards and currency swaps. The Company continuously monitors foreign currency exchange developments that are relevant to the Company’s operations.

Sensitivity analysis for foreign exchange risk

A 10% weakening of the Euro against the Company’s major currencies would result in the following losses and gains being recognized in the Consolidated statements of comprehensive income (loss), which would

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Notes to Consolidated Financial Statements

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arise on the retranslation of foreign currency denominated assets and liabilities. A 10% strengthening of the Euro would have an equal and opposite effect. The impact arising from financial instruments on other comprehensive income is immaterial in either case.

	Successor		Predecessor
	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020 through April 30, 2021	Year ended September 30, 2020
Change in EUR/USD +/- 10%	37,466	16,997	10,829	5,055
Change in EUR/CAD +/- 10%	4,237	1,023	2,213	1,497
Change in EUR/JPY +/- 10%	76	(10)	1	63
Change in EUR/PLN +/- 10%	(43)	(7)	(2)	(37)
Change in Other Currencies +/- 10%	652	(31)	17	(13)
Change in EUR +/- 10%	(537)	(776)	—	297

Interest rate risk

The Company’s exposure to interest rate risk is related to the Company’s syndicated loan in the predecessor period, entered into on September 13, 2017, that bears a floating interest rate. The Company managed interest rate risk through a zero-floored forward interest rate swap that was comprised of two derivatives, €50.0 million each. The fair value of these two interest rate derivatives amounted to €1.6 million each as of September 30, 2020. The hedge existed for the entire term of the underlying transaction until extinguishment at April 30, 2021.

The Company exited the zero-floored forward interest rate swap position and paid off the syndicated loan on April 30, 2021.

Additionally, the Company has exposure to interest rate risk related to the Company’s Senior Term Facilities Agreement (as defined below). Borrowings made pursuant to the Term Loan (as defined below) consist of a Euro denominated facility and a USD denominated facility. Borrowings are up to a maximum limit of €375.0 million and USD 850.0 million, respectively. The Euro denominated facility bears interest based on EURIBOR. The USD denominated facility previously bore interest based on the London Interbank Offered Rate (“LIBOR”) and now bears interest based on the Secured Overnight Financing Rate (“SOFR”). The Term Loan’s original maturity is April 30, 2028. See Note 17 - Loans and Borrowings and Note 32 - Subsequent Events.

Sensitivity analysis for interest rate risk

A one percentage point increase in market interest rates for all currencies in which the Company had cash and borrowings would have a negative effect on net profit (loss) in the amount of €1.0 million, €0.6 million, €4.6 million, and €11.7 million for the year ended September 30, 2020, the period ended April 30, 2021, the period ended September 30, 2021, and the year ended September 30, 2022, respectively. A one percentage point decrease in market interest rates would have an approximately equal and opposite effect.

Capital management

The Company manages its capital, which consists of equity, short-term borrowings, and long-term debt (the Term Loan, ABL Facility and Senior Notes (as defined below)), with the objectives of safeguarding

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

sufficient net working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of adjusted EBITDA, defined as EBITDA (net profit (loss) for the period before income tax expense / benefit, (finance cost (net), amortization of intangible assets and depreciation of tangible assets), adjusted for the effect of Transaction-related advisory costs, IPO-related costs, unrealized foreign exchange gain / (loss), effects of applying the acquisition method of accounting for the Transaction under IFRS, and other adjustments relating to non-recurring items such as restructuring, among others. Refer to Note 5 – Segment Information for details on adjustments to EBITDA. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company continually assesses the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.

8. GOODWILL

The goodwill has developed as follows:

Goodwill
October 1, 2019 (Predecessor)	13,024

September 30, 2020 (Predecessor)	13,024

April 30, 2021 (Predecessor)	13,024

May 1, 2021 (Successor)	1,527,799
Impact of foreign currency translation	28,882
September 30, 2021 (Successor)	1,556,681

Acquisition of Gisela	1,218
Impact of foreign currency translation	116,394

September 30, 2022 (Successor)	1,674,293

The following table outlines the goodwill balance allocation into the applicable groups of CGUs:

	Americas	Europe	ASPA	MEAl
As at October 1, 2019 (Predecessor)	7,648	3,908	1,257	210
As at September 30, 2020 (Predecessor)	7,114	4,977	805	127
As at September 30, 2021(Successor)	560,669	738,805	184,877	72,330
As at September 30, 2022 (Successor)	665,998	742,794	187,114	78,387

For each of the fiscal periods, the Company completed its annual impairment test and concluded that there was no impairment during the periods presented.

For purposes of impairment testing the carrying amounts of the groups of CGUs have been compared to their respective value in use as of October 1, 2019, September 30, 2021 and September 30, 2022 and their fair value less cost of disposal as of September 30, 2020.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

For all impairment tests, the value in use or fair value less cost of disposal was determined using a discounted cash flow model. The following key assumptions have been used:

	Successor
	September 30, 2022
	Americas	Europe	ASPA	MEAl
Terminal Growth Rate	1.5%	1.5%	1.5%	1.5%
Avg. EBITDA Margin rate (2023-2027)	30.8%	32.6%	30.2%	20.3%
Pre-tax discount rate	13.5%	15.2%	20.1%	21.0%
Avg. Revenue growth rate (2023-2027)	10.7%	16.2%	37.9%	33.8%
Avg. CapEx investments (2023-2027)	19,939	16,103	4,456	2,409

	Successor
	September 30, 2021
	Americas	Europe	ASPA	MEAl
Terminal Growth Rate	1.5%	1.5%	1.5%	1.5%
Avg. EBITDA Margin rate (2022-2026)	32.5%	32.2%	30.1%	19.4%
Pre-tax discount rate	12.3%	11.7%	18.6%	16.0%
Avg. Revenue growth rate (2022-2026)	13.7%	15.0%	34.6%	37.7%
Avg. CapEx investment (2022-2026)	72,871	21,232	2,419	3,726

	Predecessor
	September 30, 2020*	October 1, 2019**
Terminal Growth Rate	1.0%	1.0%
Avg. EBITDA Margin rate (*2021-2025 / **2020-2024)	29.5%	30.1%
Pre-tax discount rate	N/A	11.0%
Post-tax discount rate	10.1%	N/A
Avg. Revenue growth rate (*2021-2025 / **2020-2024)	15.4%	8.4%
Avg. CapEx investments (*2021-2025 / **2020-2024)	23,605	27,110

The discount rate is based on a risk-free rate, an equity risk premium adjusted for betas of comparable publicly traded companies, a market risk premium, country risk premium, and a cost of debt based on comparable corporate bond yields and the capital structure of the Company’s peer group.

For the purpose of impairment testing as of October 1, 2019 five year forecasts based on budgets for 2020 as well as expectations with regard to revenue growth, EBITDA margins, and capital expenditures were utilized to calculate the value in use.

As of October 1, 2019, the excess of value in use over carrying amount was sufficient to conclude there were no reasonably likely changes in the assumptions used that would lead to an impairment in any of the CGU groups. Since the value in use exceeds the carrying amount for each of the CGU groups, the goodwill is not impaired and the fair value less costs of disposition has not been calculated.

As part of testing impairment as of September 30, 2020, the Company assessed the assumptions used in the fair value measurement of the business as of April 30, 2021 and considered qualitative factors regarding the development of the business since the Transaction. It was concluded that there were no significant changes in the assumptions as April 30, 2021 and therefore did not identify an impairment as of either of these reporting dates.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

The September 30, 2021 impairment test utilizes the results of operations of fiscal year 2022 actuals as the first year planning year. Additionally, the forecasts from fiscal years 2023 through 2026 utilized in the September 30, 2021 impairment test are the same as the forecasts used in the September 30, 2022 impairment test.

As of the year ended September 30, 2021 and 2022, the excess of value in use over carrying amount was sufficient to conclude there were no reasonably likely changes in the assumptions used that would lead to an impairment in any of the CGU groups. Since the value in use exceeds the carrying amount for each of the CGU groups, the goodwill is not impaired and the fair value less costs of disposition has not been calculated.

Indefinite-life Intangibles

The Company completed its annual impairment test and concluded that there was no impairment during the periods presented.

The carrying value of the indefinite-lived intangibles was the following:

	Americas	Europe	ASPA	MEAI
As at October 1, 2019 (Predecessor)	77,756	74,261	21,262	3,382
As at September 30, 2020 (Predecessor)	100,125	52,777	20,512	3,247
As at September 30, 2021 (Successor)	725,187	523,225	102,656	32,412
As at September 30, 2022 (Successor)	856,565	509,878	100,581	39,089

These intangible assets have been included in the goodwill impairment test described in the section above.

9.	INTANGIBLE ASSETS

	Brands and Trademarks	Customer relationships	Intangible assets under development and prepayments	Other intangible assets	Total
Cost
October 1, 2019 (Predecessor)	176,662	—	3,507	19,867	200,036
Additions	—	—	1,499	1,076	2,575
Disposals	—	—	—	(6)	(6)
Transfers	—	—	(3,094)	3,094	—
Impact of foreign currency translation	—	—	—	(70)	(70)

September 30, 2020 (Predecessor)	176,662	—	1,912	23,961	202,535
Additions	—	—	3,242	1,104	4,346
Disposals	—	—		(829)	(829)
Transfers	—	—	(407)	407	—
Impact of foreign currency translation	—	—	—	(191)	(191)

April 30, 2021 (Predecessor)	176,662	—	4,747	24,452	205,861

Accumulated amortization
October 1, 2019 (Predecessor)	—	—	—	(16,802)	(16,802)
Amortization	—	—	—	(2,938)	(2,938)
Disposals	—	—	—	120	120
Impact of foreign currency translation	—	—	—	(67)	(67)

September 30, 2020 (Predecessor)	—	—	—	(19,687)	(19,687)

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

	Brands and Trademarks	Customer relationships	Intangible assets under development and prepayments	Other intangible assets	Total
Amortization	—	—	—	(922)	(922)
Disposals	—	—		578	578
Impact of foreign currency translation	—	—	—	184	184

April 30, 2021 (Predecessor)	—	—	—	(19,847)	(19,847)

Cost
May 1, 2021 (Successor)	1,356,299	294,806	4,776	4,722	1,660,603
Additions	—	—	—	590	590
Disposals	—	—	(447)	(72)	(519)
Impact of foreign currency translation	27,181	9,385	—	42	36,608

September 30, 2021 (Successor)	1,383,480	304,191	4,329	5,282	1,697,282

Additions	—	—	1,407	407	1,814
Disposals	—	—	(5)	—	(5)
Transfers			—	—	—
Impact of foreign currency translation	122,633	41,541	—	263	164,437

September 30, 2022 (Successor)	1,506,113	345,732	5,731	5,952	1,863,528

Accumulated amortization
May 1, 2021 (Successor)	—	—	—	—	—
Amortization	—	(10,585)	—	(687)	(11,272)
Disposals	—	(719)	—	4	(715)
Impact of foreign currency translation	—	537	—	(41)	496

September 30, 2021 (Successor)		(10,767)	—	(724)	(11,491)

Amortization	—	(27,491)	(5,146)	(1,560)	(34,197)
Impact of foreign currency translation	—	(2,464)	—	(175)	(2,639)

September 30, 2022 (Successor)	—	(40,722)	(5,146)	(2,459)	(48,327)

Net book value
September 30, 2020 (Predecessor)	176,662	—	1,912	4,274	182,848

September 30, 2021 (Successor)	1,383,480	293,424	4,329	4,558	1,685,791

September 30, 2022 (Successor)	1,506,113	305,010	585	3,493	1,815,201

Other intangibles are comprised primarily of acquired software licenses.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

10.	PROPERTY, PLANT AND EQUIPMENT

	Lands, buildings and improvements	Technical equipment and machinery	Factory and office equipment	Construction in Progress and Prepayments	Total
Cost
October 1, 2019 (Predecessor)	37,161	94,706	62,449	13,598	207,914
Additions	8.599	3,698	4,801	3,590	20,688
Disposals	(1,217)	(1,016)	(3,552)	(280)	(6,065)
Transfers	407	4,436	333	(5,176)	—
Impact of foreign currency translation	(495)	—	(380)	(104)	(979)

September 30, 2020 (Predecessor)	44,455	101,824	63,651	11,628	221,558
Additions	266	1,296	2,375	3,590	7,527
Disposals	(138)	(1,353)	(1,510)	(147)	(3,148)
Transfers	1,145	1,672	574	(3,391)	—
Impact of foreign currency translation	(207)	—	(101)	(13)	(321)

April 30, 2021 (Predecessor)	45,521	103,439	64,989	11,667	225,616

Accumulated depreciation
October 1, 2019 (Predecessor)	(13,984)	(59,284)	(44,769)	—	(118,037)
Depreciation	(2,508)	(9,576)	(5,277)	—	(17,361)
Disposals	963	971	2,816		4,750
Transfers	(12)	—	12	—	—
Impact of foreign currency translation	146	—	154	—	300

September 30, 2020 (Predecessor)	(15,395)	(67,889)	(47,064)	—	(130,348)
Depreciation	(1,672)	(4,749)	(3,577)	—	(9,998)
Disposals	75	897	1,942	—	2,914
Transfers	(56)	(16)	72	—	—
Impact of foreign currency translation	(20)	—	40	—	20

April 30, 2021 (Predecessor)	(17,068)	(71,757)	(48,587)	—	(137,412)

Cost
May 1, 2021 (Successor)	66,976	50,562	23,363	12,245	153,146
Additions	546	4,879	2,788	1,707	9,920
Disposals	(146)	(2,322)	(440)	(998)	(3,906)
Transfers	763	2,625	9	(3,397)	—
Impact of foreign currency translation	304	—	216	—	520

September 30, 2021 (Successor)	68,443	55,744	25,936	9,557	159,680

Additions	3,122	3,773	5,641	60,121	72,657
Disposals	(624)	(290)	(1,821)	(162)	(2,897)
Transfers	792	7,367	417	(8,576)	—
Impact of foreign currency translation	1,394	—	439	64	1,897

September 30, 2022 (Successor)	73,127	66,594	30,612	61,004	231,337

Accumulated depreciation
May 1, 2021 (Successor)	—	—	—	—	—
Depreciation	(1,973)	(3,585)	(3,036)	—	(8,594)
Disposals	439	1,102	391	—	1,932
Transfers	—	—	—	—	—
Impact of foreign currency translation	(10)	—	(7)	—	(17)

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

	Lands, buildings and improvements	Technical equipment and machinery	Factory and office equipment	Construction in Progress and Prepayments	Total
September 30, 2021 (Successor)	1,544	(2,483)	2,652	—	(6,679)

Depreciation	(4,223)	(9,547)	(6,524)	—	(20,294)
Disposals	30	230	660	—	920
Transfers	—	—	—	—	—
Impact of foreign currency translation	(167)	—	(109)	—	(276)

September 30, 2022 (Successor)	(5,904)	(11,800)	(8,625)	—	(26,329)

Net book value
September 30, 2020 (Predecessor)	29,060	33,935	16,587	11,628	91,210

September 30, 2021 (Successor)	66,899	53,261	23,284	9,557	153,001

September 30, 2022 (Successor)	67,223	54,794	21,987	61,004	205,008

11.	LEASES

The Company, as a lessee, has lease contracts for various items of property and production equipment used in its operations. Certain leases include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Companies’ business needs.

Right-of-use assets

	Buildings	Vehicles	Total
Cost
October 1, 2019 (Predecessor)	135,982	2,605	138,587
Additions	9,019	1,135	10,154
Derecognition on termination	(1,422)	(216)	(1,638)
Impact of foreign currency translation	(4,707)	(2)	(4,709)

September 30, 2020 (Predecessor)	138,872	3,522	142,394
Additions	5,653	1,759	7,412
Derecognition on termination	(529)	(101)	(630)
Impact of foreign currency translation	(1,835)	(2)	(1,837)

Apri1 30, 2021 (Predecessor)	142,161	5,178	147,339

Accumulated depreciation
October 1, 2019 (Predecessor)	—	—	—
Depreciation	(24,451)	(1,259)	(25,710)
Derecognition on termination	348	216	564
Impact of foreign currency translation	434	—	434

September 30, 2020 (Predecessor)	(23,669)	(1,043)	(24,712)
Depreciation	(13,971)	(748)	(14,719)
Derecognition on termination	437	101	538
Impact of foreign currency translation	714	—	714

April 30, 2021 (Predecessor)	(36,489)	(1,690)	(38,179)

Cost
May 1, 2021 (Successor)	93,837	3,295	97,132
Additions	9,710	555	10,265
Derecognition on termination	(839)	(17)	(856)
Impact of foreign currency translation	1,943	—	1,943

September 30, 2021 (Successor)	104,651	3,833	108,484

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

	Buildings	Vehicles	Total
Additions	35,868	1,523	37,391
Derecognition on termination	(7,200)	(1,165)	(8,365)
Impact of foreign currency translation	11,810	1	11,811

September 30, 2022 (Successor)	145,129	4,192	149,321

Accumulated depreciation
May 1, 2021 (Successor)	—	—	—
Depreciation	(9,355)	(568)	(9,923)
Derecognition on termination	700	17	717
Impact of foreign currency translation	(111)	—	(111)

September 30, 2021 (Successor)	(8,766)	(551)	(9,317)

Depreciation	(26,490)	(1,253)	(27,743)
Derecognition on termination	2,700	633	3,333
Impact of foreign currency translation	(2,072)	—	(2,072)

September 30, 2022 (Successor)	(34,628)	(1,171)	(35,799)

Net book value
September 30, 2020 (Predecessor)	115,203	2,479	117,682

September 30, 2021 (Successor)	95,885	3,282	99,167

September 30, 2022 (Successor)	110,501	3,021	113,522

Lease liabilities

	Buildings	Vehicles	Total
October 1, 2019 (Predecessor)	135,728	2,605	138,333
Additions	7,906	1,134	9,040
Lease payments	(22,323)	(1,281)	(23,604)
Interest	1,079	(15)	1,064
Impact of foreign currency translation	(4,399)	—	(4,399)

September 30, 2020 (Predecessor)	117,991	2,443	120,434
Additions	5,438	1,757	7,195
Lease payments	(14, 136)	(757)	(14,893)
Interest	602	(8)	594
Impact of foreign currency translation	(1,196)	—	(1,196)

April 30, 2021 (Predecessor)	108,699	3,435	112,134

May 1 , 2021 (Successor)	93,563	3,295	96,858
Additions	9,580	555	10,135
Lease payments	(8,880)	(600)	(9,480)
Interest	839	22	861
Impact of foreign currency translation	1,859	—	1,859

September 30, 2021 (Successor)	96,961	3,272	100,233

Additions	30,705	985	31,690
Lease payments	(26,543)	(1,280)	(27,823)
Interest	2,367	50	2,417
Impact of foreign currency translation	9,963	2	9,965

September 30, 2022 (Successor)	113,453	3,029	116,482

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Ancillary expense related to variable lease payments not included within the measurement of lease liabilities on a monthly basis are immaterial, accounting for approximately 10% or less of total lease payments for buildings. Refer to Note 7 – Financial Risk Management Objectives and Policies for disclosure of lease liability maturities.

Amounts recognized in the consolidated statements of comprehensive income related to leases

	Successor		Predecessor
	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020 through April 30, 2021	Year ended September 30, 2020
Depreciation charge of right-of-use assets
Buildings	26,490	9,355	13,971	24,451
Vehicles	1,253	568	748	1,259

Total depreciation of right-of-use assets	27,743	9,923	14,719	25,710

Interest expense	2,417	861	594	1,064

Total amount recognized in net loss for the period	30,160	10,784	15,313	26,774

The Company did not identify any significant variable lease payments that are not included in the lease liability for the Successor and Predecessor periods. Short term lease payments and payments on low value lease assets were not significant for the years ended September 30, 2022, 2021 and 2020.

For further detail with respect to the Company’s leases, Refer to Note 3(h) – Significant Accounting Policies, 3(t), Note 6 – Business Combinations, Note 29 – Related Party Disclosures, and Note 31—First Time Adoption of IFRS.

12.	INVENTORIES

	Successor		Predecessor
	September 30, 2022	September 30, 2021	September 30, 2020
Raw materials	77,954	66,076	50,668
Work in progress	19,621	22,444	10,539
Finished goods	438,030	270,695	150,446

Total inventories at the lower of cost and net realizable value	535,605	359,215	211,653

During the year ended September 30, 2022, period from May 1, 2021 through September 30, 2021, period from October 1, 2020, through April 30, 2021 and year ended September 30, 2020, inventories of €299.6 million, €246.7 million, €128.9 million and €201.7 million, respectively, were recognized as an expense and included in cost of sales. Additionally, during the year ended September 30, 2022, period from October 1, 2020, through April 30, 2021 and year ended September 30, 2020, write-downs of inventory were €11.4 million, €3.7 million and €2.2 million, respectively. During the period from May 1, 2021 through September 30, 2021 €(1.8) million of write-downs were reversed on inventories as it was determined the inventories were able to be utilized in the creation of shoe products.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

13.	TRADE AND OTHER RECEIVABLES

Current

	Successor		Predecessor
	September 30, 2022	September 30, 2021	September 30, 2020
Trade receivables	64,604	56,429	59,145
Other receivables	3,615	4,932	4,075

	68,219	61,361	63,220
Less: expected credit loss	(2,073)	(1,973)	(3,188)

Trade and other receivables	66,146	59,388	60,032

Non-Current

	Successor		Predecessor
	September 30, 2022	September 30, 2021	September 30, 2020
Trade receivables	—	59	—
Other receivables	1,410	1,710	812

	1,410	1,769	812
Less: expected credit loss	—	—	—

Trade and other receivables	1,410	1,769	812

The Company’s allowance for expected credit losses was €2.0 million, €2.0 million and €3.2 million as of September 30, 2022, September 30, 2021 and September 30, 2020, respectively, and the changes in allowance for charges and settlements during those periods was immaterial.

14.	OTHER CURRENT ASSETS

	Successor		Predecessor
	September 30, 2022	September 30, 2021	September 30, 2020
Prepayments	9,852	2,261	4,054
VAT receivable	10,799	52,935	4,487
Other non-income tax asset	5,574	2,772	910
Other	504	900	364

Other current assets	26,729	58,868	9,815

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

15.	CASH AND CASH EQUIVALENTS

	Successor		Predecessor
	September 30, 2022	September 30, 2021	September 30, 2020
Cash on hand	180	1,066	756
Bank balances, including
- in U.S. dollars	109,678	107,470	21,369
- in Euro	165,618	94,161	51,287
- in other currencies	31,602	32,646	22,765

Cash and cash equivalents	307,078	235,343	96,177

As of September 30, 2022, September 30, 2021, and September 30, 2020 the Company had restricted cash of nil, €3.5 million, and nil, respectively for bank guarantees issued by the Company.

16.	SHAREHOLDERS’ EQUITY (DEFICIT)

Successor

Ordinary shares

The Company, whose immediate parent is MidCo and ultimate controlling shareholder is L Catterton, had 182,721,369 authorized and outstanding ordinary shares with a nominal value of €1 each as of September 30, 2022 and 2021. All shares are fully paid up in the Successor period.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share. No additional shares were issued during the Successor period.

Share premium

Share premium represents the amount received from shareholders in excess of the par value of the ordinary shares.

Retained earnings

Retained earnings is comprised of cumulative net earnings or profits for the period and preceding periods less distributions.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) is comprised of unrealized gains and losses associated with pension remeasurements and foreign currency.

Predecessor

Capital shares

During the Predecessor period, the total number of partnership units was 2 with a nominal value of €5.0 million each, which are fully paid up. The holders of the partnership units were entitled to receive dividends as declared from time to time and were entitled to one vote per unit. No additional partnership units were issued during the Predecessor period.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Reserves

The capital reserve set up in accordance with the provisions of the articles of association of BV KG results from contributions by the limited partners. A withdrawal of €29.9 million was made from the capital reserve by shareholders’ resolution during the year ended September 30, 2020.

In accordance with the provisions of the articles of association of BV KG, 42% of the annual net income or €59.6 million and €46.7 million was transferred from the net profit during the year ended September 30, 2020 and period ended April 30, 2021, respectively, to the statutory reserves, thus, making it inaccessible for distributions.

No share capital increases were noted during the year ended September 30, 2022, period ended September 30, 2021, period ended April 30, 2021, or the year ended September 30, 2020.

Distributions to shareholders were made of €112.3 million and €101.8 million during the year ended September 30, 2020 and the period ended April 30, 2021, respectively.

17.	LOANS AND BORROWINGS

The Company has the following principal and interest payable amounts outstanding for loans and borrowings from banks:

				Successor		Predecessor
	Currency	Nominal interest rate	Year of maturity	September 30, 2022	September 30, 2021	September 30, 2020
Non-current liabilities
Term Loan (EUR)	EUR	EURIBOR + 3.5%	2028	375,000	375,000	—
Term Loan (USD)	USD	LIBOR + 3.75%	2028	852,354	724,911	—
Vendor Loan	EUR	4.37%	2029	287,018	275,000	—
Senior Notes	EUR	5.25%	2029	428,500	430,000	—
Syndicate Loan	EUR	EURIBOR + 1.05%	2022	—	—	100,000

				1,942,872	1,804,911	100,000
Senior Note embedded derivative				28,638	28,638	—
Less: amortization under the effective interest method				(51,875)	(51,820)	—

				1,919,635	1,781,729	100,000

Current liabilities
Term Loan (EUR) interest payable	EUR	N/A	N/A	4,750	5,651	—
Term Loan (USD)—current portion	USD	LIBOR + 3.75%	2028	8,500	7,341	—
Term Loan (USD) interest payable	USD	N/A	N/A	18,725	13,251	—
Vendor Loan interest payable	EUR	N/A	N/A	5,258	5,037	—
Senior Notes interest payable	EUR	N/A	N/A	9,373	9,469

				46,606	40,749	—

CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

PURSUANT TO 17 C.F.R. SECTION 200.83

BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Aggregate scheduled maturities of the debt outstanding as of September 30, 2022 were as follows:

Payable by
2023	46,606
2024	8,720
2025	8,720
2026	8,720
2027	8,720
Thereafter	1,907,992

Total	1,989,478

A reconciliation of financial liabilities is the following:

							Derivative (assets)/liabilities held to hedge long-term borrowings		Derivative (assets) relating to the prepayment of the senior note derivative
	Bank overdrafts used for cash management purposes	Term Loan (EUR)	Term Loan (USD)	Vendor Loan	Senior Notes	Syndicate Loan	Derivative Asset	Derivative liability	Derivative Asset
Balance at October 1, 2019	—	—	—	—	—	104,230	—	—	—
Changes from financing cash flows
Proceeds from loans and borrowings						75,000
Repayment of loans and borrowings						(79,851)
Interest paid						(1,409)

Total changes from financing cash flows	—	—	—	—	—	(6,260)	—	—	—

The effect of changes in foreign exchange rates						48
Changes in fair value							242	3,326
Other changes						(48)
Change in bank overdraft
Capitalised borrowing costs
Interest expense						2,030

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

							Derivative (assets)/liabilities held to hedge long-term borrowings		Derivative (assets) relating to the prepayment of the senior note derivative
	Bank overdrafts used for cash management purposes	Term Loan (EUR)	Term Loan (USD)	Vendor Loan	Senior Notes	Syndicate Loan	Derivative Asset	Derivative liability	Derivative Asset
Balance at September 30, 2020	—	—	—	—	—	100,000	242	3,326	—

Balance at October 1, 2020	—	—	—	—	—	100,000	242	3,326	—

Proceeds from loans and borrowings		97,649
Repayment of loans and borrowings
Interest paid		(979)

Total changes from financing cash flows	—	96,670	—	—	—	—	—	—	—

The effect of changes in foreign exchange rates
Changes in fair value							1,415	(2,685)
Other changes
Change in bank overdraft
Capitalised borrowing costs
Interest expense

Balance at April 30, 2021	—	96,670	—	—	—	—	1,415	(2,685)	—

CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

							Derivative (assets)/liabilities held to hedge long-term borrowings		Derivative (assets) relating to the prepayment of the senior note derivative
	Bank overdrafts used for cash management purposes	Term Loan (EUR)	Term Loan (USD)	Vendor Loan	Senior Notes	Syndicate Loan	Derivative Asset	Derivative liability	Derivative Asset
Balance at May 1, 2021	2,100	375,073	703,688	275,000	430,063	—	1,657	348	28,638

Changes from financing cash flows
Proceeds from loans and borrowings
Repayment of loans and borrowings	(1,300)		(1,835)
Interest paid

Total changes from financing cash flows	(1,300)	—	(1,835)	—	—	—	—	—	—

The effect of changes in foreign exchange rates			30,334
Changes in fair value							(1,657)	594	6,966
Change in bank overdraft	(800)
Interest expense		5,578	13,316	5,037	9,406

Balance at September 30, 2021	—	380,651	745,503	280,037	439,469	—	—	942	35,604

Balance at October 1, 2021	—	380,651	745,503	280,037	439,469	—	—	942	35,604

Changes from financing cash flows
Proceeds from loans and borrowings
Repayment of loans and borrowings			(8,016)		(1,500)
Interest paid		(12,307)	(31,263)		(22,661)

Total changes from financing cash flows	—	(12,307)	(39,279)	—	(24,161)	—	—	—	—

CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

							Derivative (assets)/liabilities held to hedge long-term borrowings		Derivative (assets) relating to the prepayment of the senior note derivative
	Bank overdrafts used for cash management purposes	Term Loan (EUR)	Term Loan (USD)	Vendor Loan	Senior Notes	Syndicate Loan	Derivative Asset	Derivative liability	Derivative Asset
The effect of changes in foreign exchange rates			139,667
Changes in fair value								9,183	(25,370)
Change in bank overdraft
Interest expense		11,406	33,688	12,239	22,565

Balance at September 30, 2022	—	379,750	879,579	292,276	437,873	—	—	10,125	10,234

Term Loan (Successor)

On April 28, 2021, BK LC Lux SPV S.à r.l. (subsequently renamed to Birkenstock Limited Partner S.à r.l.) entered into a senior facilities agreement (the “Senior Term Facilities Agreement”). Included within the Senior Term Facilities Agreement is a term loan facility (the “Term Loan”). Borrowings made pursuant to the Term Loan consist of a Euro denominated facility and a USD denominated facility. Borrowings are up to a maximum limit of €375.0 million and USD 850.0 million, respectively. The Term Loan bears interest based on EURIBOR and LIBOR for the Euro and USD denominated components, respectively, and the Term Loan’s original maturity is April 30, 2028. The Term Loan is subject to customary non-financial covenants and events of default. The Company paid banking and commitment fees of €15.4 million and €22.7 million on the Euro and USD denominated components respectively, which are capitalized and being amortized to interest expense using the effective interest method over the life of the loan.

ABL Facility (Successor)

Included within the Senior Term Facilities Agreement is an asset-based lending facility (the “ABL Facility”). The ABL Facility is a revolving asset-based lending facility entered into on April 28, 2021 under which the Company can draw down further loan capital of up to €200.0 million over a five-year period. The ABL Facility requires a commitment fee of 0.375% of the drawable loan balance. This commitment fee is paid by the Company on a quarterly basis. No amounts were drawn down under this facility as of September 30, 2021 or September 30, 2022.

Vendor Loan (Successor)

On April 30, 2021, in connection with the Transaction, Birkenstock Group B.V. & CO. KG entered into a Vendor Loan agreement with AB-Beteiligungs GmbH for an amount of €275.0 million (the “Vendor Loan”). The loan is scheduled to mature on October 31, 2029 and bears interest of 4.37% per annum. Interest is due annually upon the anniversary of the Transaction and at the Company’s election may be paid in cash or, if not paid in cash, accrues on each annual interest payment date and is included in the principal amount of the Vendor Loan on and following such interest payment date. The Vendor Loan matures on October 30, 2029, which maturity date may be extended at the Company’s election up to three times, with each extension up to six months.

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Senior Notes (Successor)

On April 29, 2021, BK LC Lux Finco 2 S.à r.l. issued notes in an aggregate principal amount of €430.0 million in a debt offering (the “Senior Notes”). The Senior Notes are scheduled to mature on April 30, 2029 and bear interest of 5.25% annually. Additionally, the Company paid banking and issuance fees of €14.3 million, which are capitalized and being amortized to interest expense using the effective interest method over the life of the Senior Notes.

As per the prepayment clause included in the Senior Notes, the Company recognized this agreement as a hybrid financial instrument which included an embedded derivative. The embedded derivative component was separated from the non-derivative host in the Consolidated Statements of Financial Position at fair value. The changes in the fair value of the derivative financial instrument were recognized in the Consolidated Statements of Comprehensive Income (Loss). See Note 4—Fair Value Measurement for additional details.

Syndicate Loan (Predecessor)

GmbH KG entered into a €250.0 million syndicated loan agreement, of which €100 million was drawn on September 13, 2017 (“Syndicate Loan”) that bore an interest rate of 1.05% prior to September 30, 2020 and 0.9% starting on September 30, 2020. This loan was repaid on April 30, 2021.

Pledges

In order to secure the Senior Notes, the Company pledged 100% of its equity interests in BK LC Lux Finco 1 S.à r.l. (subsequently renamed to Birkenstock Financing S.à r.l.) in favor of the applicable security agent. The following table presents the guarantors for the Term Loan, ABL Facility, and Senior Notes.

Guarantor
1. Birkenstock LC LUX SPV S.à r.l.
2. Birkenstock Group B.V. & Co. KG
3. Birkenstock US BidCo, Inc.
4. Birkenstock Components GmbH
5. Birkenstock Cosmetics GmbH
6. Birkenstock digital GmbH
7. Birkenstock Global Sales GmbH
8. Birkenstock IP GmbH
9. Birkenstock Productions Hessen GmbH
10. Birkenstock Productions Rheinland-Pfalz GmbH
11. Birkenstock Productions Sachsen GmbH
12. Birkenstock USA GP, LLC
13. Birkenstock USA, LP
14. Birkenstock USA Digital LLC
15. Birkenstock Cosmetics USA GP LLC
16. Birkenstock Cosmetics USA LP

There were no shares pledged as of September 30, 2020.

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Covenants

Term Loan Covenants (Successor)

The Company must comply with the following financial covenants during the duration of term loan:

Upon the occurrence and during the continuance of a covenant trigger period (as defined in the agreement), a fixed charge coverage ratio calculated on a pro forma basis must be less than 2.0 to 1.0.

The fixed charge coverage ratio is defined as the ratio for the period most recently ended of (a) consolidated earnings before interest, taxes, depreciation and amortization for such period minus consolidated capital expenditures (except to the extent financed with the proceeds of dispositions, long term indebtedness (other than the revolving loans) or any issuance of capital stock), minus the aggregate amount of taxes paid or payable in cash during such period to fixed charges for such period in each case of or by the Group on a consolidated basis.

Syndicate Loan Covenants (Predecessor)

As of September 30, 2020, the Company was in compliance with all financial and non-financial covenants set by the loan agreements with the banks.

The Syndicate Loan was subject to two financial covenants.

The Company was required to comply with an interest rate covenant (“Interest Rate Cover”) where the ratio of earnings before interest and tax to net interest result in any period must not be less than 8.0:1.

The Company was also required to comply with a leverage covenant (“Leverage Covenant”) whereby net debt to earnings before interest, taxes, depreciation and amortization in respect of any period shall not exceed a ratio of 2.5:1.

As of September 30, 2022, 2021 and 2020, the Company was in compliance with all financial and non-financial covenants set by the loan agreements with the banks.

18.	PROVISION FOR EMPLOYEE BENEFITS

The Company has two non-contributory pension plans: a plan for compensating employees with significant years of service (“Jubilee plan”) and defined benefit plans associated with Predecessor shareholders (“Defined benefit plans”). These plans have no minimum funding requirements and no asset ceilings. In both Successor and Predecessor periods, the Company has not made any contributions and is not expected to contribute to these plans.

The provision for employee benefits relates to certain pension entitlements of former employees which are calculated based on actuarial principles. The Defined benefit plans were not assumed or acquired and therefore relate only to the Predecessor and are not part of the Successor. The Jubilee plan provisions relate to both the Predecessor and the Successor.

The Jubilee plan requires milestone payments to employees based on years of service for each employee and are paid out in the same year as they are awarded. The Defined benefit plans are based on years of service for Predecessor shareholders and are paid out with a weighted average duration of 10.82 and 11.38 years for the periods ended April 30, 2021 and the year ended September 30, 2020, respectively with the exception of one plan that is frozen and expected to be paid out August 2031.

CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

PURSUANT TO 17 C.F.R. SECTION 200.83

BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

The components of amounts recognized in the consolidated statements of comprehensive income were as follows:

	Successor		Predecessor
	Year ended September 30, 2022	September 30, 2021	Period from October 1, 2020 through April 30, 2021		Year ended September 30, 2020
	Jubilee plan	Jubilee plan	Defined benefit plans	Jubilee plan	Defined benefit plans	Jubilee plan
Current service cost	145	171	—	178	—	357
Interest on pension liability	11	3	32	4	26	5

Amounts recognized in income statement	156	174	32	182	26	362

Details of the employee benefits obligations and plan assets were as follows:

	Successor		Predecessor
	As of September 30, 2022	September 30, 2021	As of September 30, 2020
	Jubilee plan	Jubilee plan	Defined benefit plans	Jubilee plan
Present value of obligations	2,374	2,480	6,124	2,325
Fair value of plan assets	—	—	(2,874)	—

Net defined liability recognized	2,374	2,480	3,250	2,325

Details of changes in the present value of defined benefit obligations are as follows:

	Successor		Predecessor
	September 30, 2022	September 30, 2021	April 30, 2021		September 30, 2020
	Jubilee plan	Jubilee plan	Defined benefit plans	Jubilee plan	Defined benefit plans	Jubilee plan
Defined benefit obligations at the beginning of the year/period	2,480	2,439	6,124	2,325	6,587	2,328
Current service cost	145	171	—	178	—	357
Interest on defined obligations	11	3	32	4	26	5
Re-measurements recognized in other comprehensive income:	—	—	109	—	19	—
Actuarial loss/(gain) due to change in financial assumptions	—	—	(200)	—	(140)	—
Actuarial loss/(gain) due to demographic assumptions	—	—	6	—	9	—
Actuarial loss/(gain) due to experience changes	—	—	303	—	150	—
Benefits paid	(262)	(133)	(514)	(68)	(508)	(365)

Defined benefit obligations at the end of the year/period	2,374	2,480	5,751	2,439	6,124	2,325

CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

The actuarial assumptions used in accounting for the defined benefit plans are as follows:

	Successor		Predecessor
	As of September 30, 2022	September 30, 2021	As of September 30, 2020
	Jubilee plan	Jubilee plan	Defined benefit plans	Jubilee plan
Discount rate	2.5%	0.4%	0.6%	0.3%
Rate of compensation increase	0.0%	0.0%	1.5%-2.5%	0.0%

The Defined benefit plan’s asset was related to insurance contracts of €2.8 million as of September 30, 2020. There are no plan assets for the Jubilee plan.

Details of changes in the fair value of plan assets are as follows:

	Predecessor
	April 30, 2021	September 30, 2020
Fair value of plan assets at the beginning of the year/period	2,874	2,958
Interest on plan assets	1	1
Re-measurements due to:	131	95
Return on plan assets excluding interest on plan assets	131	95
Benefits paid	(180)	(180)

Plan assets at the end of the year /period	2,826	2,874

A sensitivity analysis for the assumptions of the defined benefit plans is as follows:

Predecessor
As of September 30, 2020
Defined benefit plans
Discount rate
-0.5%	6,495
+0.5%	5,804
Expected rate of pension increase
-0.5%	1,466
+0.5%	1,666
Life expectancy
-1 year	1,493
+1 year	1,631

A sensitivity analysis for the assumptions of the Jubilee plan is as follows:

	Successor		Predecessor
	As of September 30, 2022	September 30, 2021	As of September 30, 2020
	Jubilee plan	Jubilee plan	Jubilee plan
Discount rate - 100 basis points	2,493	2,650	2,495
Discount rate + 100 basis points	2,207	2,308	2,174

CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

19.	INCOME TAX

The major components of income tax expense are as follows:

	Successor		Predecessor
	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020 through April 30, 2021	Year ended September 30, 2020
Current income taxes	66,336	(4,149)	26,554	26,566
Deferred income taxes	(2,923)	7,577	(5,860)	(2,450)

Income tax Expense	63,413	3,428	20,694	24,116

For the Successor periods ended September 30, 2021 and September 30, 2022, corporate income tax rate of 22.8% was used to calculate the current taxes consisting of 15% corporate income tax, an unemployment surcharge of 7% on the corporate income tax and a municipal business tax rate of 6.7%. For the Predecessor periods ended April 30, 2021 and September 30, 2020, trade tax rates of 14.36% and 14.4% were used. Due to the Transaction described in Note 6 – Business Combinations, for the Successor periods, the parent tax rate has changed to the Luxembourg corporate income tax rate plus surcharges. For the foreign subsidiaries, country-specific tax rates were used for each respective period. The calculation of deferred tax assets and deferred tax liabilities was based on tax rates that are likely to be applicable in the period of reversal of the deferred tax assets and deferred tax liabilities.

The income taxes calculated at the effective tax rate reconcile as follows:

	Successor		Predecessor
	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020 through April 30, 2021	Year ended September 30, 2020
Net profit (loss) before tax	250,524	(13,777)	119,718	125,434
Expected income tax expense	57,120	(3,141)	17,242	18,014
Increased/ decreased by:
- Non-deductible expenses for tax purposes	1,812	570	137	292
- Income exempted from tax
- Refund in respect of previous years taxes			(264)
- Changes in non-recognition of deferred tax assets on temporary differences/tax loss carry forwards	783	(311)	750	692
- Tax rate differences in foreign jurisdictions	14,202	3,714	3,229	5,294
- Tax rate changes			49	19
- Other	(10,504)	2,596	(713)	69

Effective income tax expense	63,413	3,428	20,694	24,116

Within the 2022 other reconciling item, €10.3 million relates to eliminating transactions between companies in the group.

CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

PURSUANT TO 17 C.F.R. SECTION 200.83

BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

The net deferred tax assets and liabilities mainly relate to the following differences between IFRS and the tax base and are shown in the following table:

	Successor		Successor		Predecessor
	September 30, 2022		September 30, 2021		September 30, 2020
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Trade receivables	6,858		352		867	1,045
Inventories	67,571	2,381	25,602	1,310	14,803	1,573
Other current assets	153	736	313		1,213	1,247
Property, plant and equipment	2,230	9,039	2,124	7,853	842	3,264
Right-of-use assets		29,411		25,686	21,436
Intangible assets		134,823		88,974	2,233	18,919
Other current financial liabilities	6,883		6,030
Other current liabilities	831	3,707	200		5,985	597
Current provisions	4,401	200	4,205	4	2,995	41
Employee benefit obligations
Non-current provisions
Other non-current financial liabilities	23,305	20,196	19,959	17,327	18,612
Tax loss and interest carryforwards	-		3,322		765

Deferred tax assets (liabilities)	112,232	200,493	62,107	141,154	48,315	48,122
Offsetting	(107,642)	(107,642)	(62,107)	(62,107)	(31,914)	(31,914)

Deferred tax assets (liabilities) on balance sheet	4,590	92,851	-	79,047	16,401	16,208

Due to the Transaction (see Note 6 – Business Combinations), certain fair value adjustments were realized on which deferred taxes in the amount of €87.4 million were recognized in the period from May 1, 2021 through September 30, 2021.

The deferred taxes developed as follows:

	Successor		Predecessor
	September 30, 2022	September 30, 2021	April 30, 2021	September 30, 2020
Net amount at October 1/ May 1	(79,047)	(78,185)	193	(2,158)
thereof deferred tax assets	—	—	16,401	14,114
thereof deferred tax liabilities	79,047	78,185	16,208	16,272
Taxes charged
to income statement	(2,923)	7,577	(5,860)	(2,450)
to other comprehensive income				(10)
Exchange differences	12,137	(6,715)	(694)	109
Net amount at September 30	(88,261)	(79,047)	6,747	193
thereof deferred tax assets	4,590	—	21,790	16,401
thereof deferred tax liabilities	92,851	79,047	15,043	16,208

For the following (gross) items, no deferred taxes were recognized:

	September 30, 2022	September 30, 2021	September 30, 2020
Tax loss carry forwards	12,762	10,275	13,522

	12,762	10,275	13,522

CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Tax loss carry forwards mainly relate to foreign entities which can be carried forward indefinitely. However, due to insufficient projected future taxable income, no deferred taxes on the aforementioned tax loss carry forwards were recognized for the respective periods.

The Company did not recognize deferred tax liabilities in the amount of €2.5 million as of September 30, 2022 (September 30, 2021: €1.5 million, September 30, 2020: €0.9 million) for retained profits of the Company´s subsidiaries that are intended to be reinvested.

20.	TRADE AND OTHER PAYABLES AND ACCRUED LIABILITIES

	Successor		Predecessor
	September 30, 2022	September 30, 2021	September 30, 2020
Trade payables	57,335	66,426	21,527
Other payables	55,889	29,963	18,045

Trade and other payables	113,224	96,389	39,572

	Successor		Predecessor
	September 30, 2022	September 30, 2021	September 30, 2020
Accrual for personnel	17,618	15,947	14,403
Accrued audit and closing fees	2,415	1,113	861
Accrued commissions	33	165	478

Accrued liabilities	20,066	17,225	15,742

Other payables consist of refund liabilities and other liabilities for invoices not yet received at period end.

21.	OTHER FINANCIAL LIABILITIES

Current

	Successor		Predecessor
	September 30, 2022	September 30, 2021	September 30, 2020
Derivatives	10,125	942	837
Payable to seller	735	41,168	—
Other financial liabilities to shareholders	—	—	49,808

Other current financial liabilities	10,860	42,110	50,645

Other financial liabilities to shareholders consists of dividends declared but unpaid as of the end of the reporting period. Payable to seller consists of VAT payables that were paid by the Predecessor on behalf of the Successor.

CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

22.	OTHER PROVISIONS

	Successor		Predecessor
	September 30, 2022	September 30, 2021	September 30, 2020
Current
Warranties	1,043	712	1,515
Legal	15,187	8,242	1,504
Personnel obligations	10,501	6,770	5,659
Other	7,670	4,878	4,161

Total Current provisions	34,401	20,602	12,839

	Successor		Predecessor
	September 30, 2022	September 30, 2021	September 30, 2020
Non-Current
Warranties	1,214	579	826
Other	823	273	269

Total Non-Current provisions	2,037	852	1,095

The breakout of the provisions outlined in the table above are separately detailed below. As the Transaction did not involve all assets and liabilities from the previous group and resulted in the creation of new legal entities, the ending Predecessor balances may differ from the beginning Successor balances.

Provision for Warranties

The provision for warranties primarily relates to the accrual for expected sales returns of goods sold through the Europe segment, which have a limited right of return or exchange. Warranties are subject to the local regulations of the purchasing customer. In accordance with German law, there is a two-year limited legal warranty for sales made to end-customers. Legal warranties for sales made to business customers vary and are subject to terms per contractual agreement. Management recognizes provisions for warranties for recognizable risks and uncertain liabilities and measures these provisions at the settlement amount required in accordance with reasonable commercial judgment.

Changes to provision for warranties were as follows:

	Successor		Predecessor
	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020 through April 30, 2021	Year ended September 30, 2020
At the beginning of the period/year	1,291	1,064	2,341	1,661
Provisions made during the year	1,974	1,076	243	2,269
Provisions used during the year	(1,162)	(878)	(1,229)	(1,495)
Provisions reversed during the year	—	—	(251)	—
Impact of foreign currency translation	154	29	(40)	(94)

At the end of the period/year	2,257	1,291	1,064	2,341

Provision for Legal

The provision for legal is accrual for estimated contingencies related to litigation with the Company’s counterparties. Management recognizes provisions for legal for recognizable risks and uncertain liabilities

CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

PURSUANT TO 17 C.F.R. SECTION 200.83

BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

and measures these provisions at the settlement amount required in accordance with reasonable commercial judgment (see Note 28 – Commitments and contingencies).

	Successor		Predecessor
	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020 through April 30, 2021	Year ended September 30, 2020
At the beginning of the period/year	8,242	10,448	1,504	1,369
Provisions made during the year	7,842	454	9,123	450
Provisions used during the year	(82)	(566)	(172)	(276)
Provisions reversed during the year	(815)	(2,094)	(7)	(39)

At the end of the period/year	15,187	8,242	10,448	1,504

Provision for Personnel Obligations

The provisions for personnel obligations are accruals for expected employee benefit obligations. These employee benefit obligations include but are not limited to leave, and annual bonuses. Management recognizes provisions for personnel obligations for recognizable risks and uncertain liabilities and measures these provisions at the settlement amount required in accordance with reasonable commercial judgment. The table below includes all employee benefit obligations except for those relating to the defined benefit plan and jubilee plan as disclosed in Note 18—Provision for employee benefits (defined benefit plans).

	Successor		Predecessor
	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020 through April 30, 2021	Year ended September 30, 2020
At the beginning of the period/year	6,770	4,677	5,659	6,986
Provisions made during the year	7,882	3,691	2,282	4,347
Provisions used during the year	(3,703)	(1,333)	(2,498)	(4,177)
Provisions reversed during the year	(917)	(377)	(693)	(1,323)
Impact of foreign currency translation	469	112	(73)	(174)

At the end of the period/year	10,501	6,770	4,677	5,659

Provision for Other

The provisions for other in the Successor primarily consists of uncertain other liabilities such as asset retirement obligations from right-of-use assets and onerous contracts. In the Predecessor, the other provisions consist primarily of estimated reimbursements to shareholders according to partnership agreements. The provisions for recognizable risk and uncertain other liabilities are measured at the settlement amount required in accordance with reasonable commercial judgement.

Changes to provision for other liabilities were as follows:

	Successor		Predecessor
	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020 through April 30, 2021	Year ended September 30, 2020
At the beginning of the period/year	5,150	956	4,429	7,153
Provisions made during the year	8,685	4,683	1,484	1,877
Provisions used during the year	(5,285)	(34)	(3,968)	(4,363)
Provisions reversed during the year	(23)	(472)	(43)	(213)
Impact of foreign currency translation	(34)	17	(26)	(25)

At the end of the period/year	8,493	5,150	1,876	4,429

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

23.	OTHER CURRENT LIABILITIES

Current

	Successor		Predecessor
	September 30, 2022	September 30, 2021	September 30, 2020
Deferred income	2,080	1,487	1,398
VAT payable	9,838	8,323	6,207
Non-income tax liabilities	3,119	7,092	1,460
Other	4,617	845	2,194

Other current liabilities	19,654	17,747	11,259

24.	REVENUE FROM CONTRACTS WITH CUSTOMERS

For disaggregation of revenue by geography refer to Note 5 – Segment Information. Disaggregation of revenue by sales channels was as follows:

	Successor		Predecessor
	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020 through April 30, 2021	Year ended September 30, 2020
Revenue
B2B	772,883	271,559	362,360	506,351
DTC	466,668	190,216	136,022	220,311
Other	3,282	889	965	1,270

Total revenue	1,242,833	462,664	499,347	727,932

Successor	Year ended September 30, 2022
	Americas	Europe	APMA	Corporate / Other	Total
Revenue
B2B	389,098	278,222	105,563	—	772,883
DTC	278,289	170,909	17,470	—	466,668
Other	—	—	—	3,282	3,282

Total revenue	667,387	449,131	123,033	3,282	1,242,833

Successor	Period from May 1 to September 30, 2021
Revenue	Americas	Europe	APMA	Corporate / Other	Total
B2B	121,703	109,235	40,621	—	271,559
DTC	101,407	81,991	6,818	—	190,216
Other	—	—	—	889	889

Total revenue	223,110	191,226	47,439	889	462,664

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Predecessor	Period from October 1, 2020 to April 30, 2021
	Americas	Europe	APMA	Corporate / Other	Total
Revenue
B2B	176,295	140,799	45,266	—	362,360
DTC	88,588	43,267	4,167	—	136,022
Other	—	—	—	965	965

Total revenue	264,883	184,066	49,433	965	499,347

Predecessor	Year ended September 30, 2020
	Americas	Europe	APMA	Corporate / Other	Total
Revenue
B2B	219,789	212,630	73,932	—	506,351
DTC	121,301	91,978	7,032	—	220,311
Other	—	—	—	1,270	1,270

Total revenue	341,090	304,608	80,964	1,270	727,932

For details on assets related to contracts with customers refer to Note 13 – Trade and other receivables. Trade receivables as shown in the Statement of financial position relate to the sale of products and other revenue.

The movements of contract liabilities during the period are the following:

	Successor		Predecessor
	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020 through April 30, 2021	Year ended September 30, 2020
At the beginning of the period/year	2,325	4,857	1,829	374
Advance payments received	1,924	2,325	4,857	1,829
Advance payments applied	(2,325)	(4,857)	(1,829)	(374)

At the end of the period/year	1,924	2,325	4,857	1,829

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

25.	OPERATING EXPENSES

	Cost of sales
	Successor		Predecessor
	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020, 2021 through April 30, 2021	Year ended September 30, 2020
Depreciation & amortization	(14,027)	(5,357)	(9,809)	(16,373)
Personnel costs	(119,288)	(39,906)	(54,402)	(82,616)
Cost of materials	(299,691)	(246,660)	(128,937)	(201,655)
Properties & buildings maintenance, occupancy and incidental costs	(14,409)	(4,865)	(5,814)	(8,071)
Logistic expenses	(1,078)	(366)	(1,587)	(630)
IT & Consulting	(24,047)	(5,921)	(7,675)	(12,578)
Other	(20,491)	(8,618)	(4,973)	(6,375)

Cost of sales	(493,031)	(311,693)	(213,197)	(328,298)

	Selling and distribution expenses
	Successor		Predecessor
	Year ended September 30, 2022	Period from May 1, 2021 Through September 30, 2021	Period from October 1, 2020, 2021 through April 30, 2021	Year ended September 30, 2020
Depreciation & amortization	(50,996)	(19,356)	(6,991)	(18,851)
Personnel costs	(71,325)	(25,551)	(32,154)	(54,017)
Marketing and selling expenses	(107,208)	(32,118)	(34,963)	(49,296)
Logistic expenses	(51,806)	(18,293)	(21,294)	(33,953)
IT & Consulting	(43,983)	(17,984)	(11,451)	(21,925)
Other	(22,053)	(10,361)	(4,955)	(9,573)

Selling and distribution expenses	(347,371)	(123,663)	(111,808)	(187,615)

	General administration expenses
	Successor		Predecessor
	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020, 2021 through April 30, 2021	Year ended September 30, 2020
Depreciation & amortization	(16,238)	(4,308)	(9,072)	(10,828)
Personnel costs	(41,267)	(18,041)	(15,061)	(29,239)
Insurance	(2,703)	(938)	(795)	(1,051)
IT & Consulting	(24,902)	(3,881)	(16,269)	(11,297)
Other	(1,479)	(3,871)	(11,431)	(14,481)

General administration expenses	(86,589)	(31,039)	(52,628)	(66,896)

Selling & distribution expenses include shipping and handling costs in the amount of €101 million for the financial year ended September 30, 2022. For the period from May 1, 2021 through September 30, 2021, the shipping and handling costs amounted to €33 million, for the period from October 1, 2020, through April 30, 2021, these amounted to €34 million and for the financial year ended September 30, 2020, the shipping and handling costs amounted to €58 million. These shipping and handling costs within selling and distribution expenses are presented in multiple items in the table above, such as logistic expenses, personnel costs, and selling expenses.

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

The personnel costs line items in the tables above capture also expense relating to social security benefits, including the governmental retirement plan in Germany and four defined contribution schemes for its employees within the United States as described below:

German Governmental Plan

The Company pays the employer’s contribution for the social security monthly, which includes 9.3% of the gross salary of each employee for the governmental retirement scheme.

Safe Harbor 401(K) Contribution (US)

This contribution is made for all employees and is equal to 5% of regular earnings (excluding bonuses).

Profit Share (US)

This plan constitutes approximately 8% of regular earnings for VP’s and Managing Directors (entire Americas senior leadership team). Total contributions to the 401k / qualified retirement vehicles for individual employees are subject to maximum federal allowable contribution limits.

Non-Qualified Deferred Compensation Plan (“NQDCP”) (US)

This is the Non-Qualified Deferred Compensation Plan and is approximately 7% of regular earnings. The total contributions for the senior leadership team are about 20% (5% + 8% + 7%) of regular earnings. In addition, the senior leadership team also receives 20% of bonus payments, all of which is contributed to the NQDCP.

Deferred Compensation Plan for the Managing Director Americas (US)

This is a retention based deferred compensation arrangement to promote stability, longevity and continued service. As per the terms of the agreement, the Company has made an accrual every year that the Managing Director has remained in the employ of the company, starting in 2018. Payment will be made within 60 days of the termination of the Managing Director’s employment. The vesting date was March 31, 2023.

26.	FINANCE RESULT

	Successor		Predecessor
	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020 through April 30, 2021	Year ended September 30, 2020
Interest expense - loans	(80,219)	(33,337)	(1,597)	(3,142)
Interest expense - leases	(2,417)	(861)	(594)	(1,064)
Change in FV of senior notes derivative asset	(25,371)	6,966	—	—
Debt issuance cost and senior notes amortization	(6,102)	(2,471)	—	—
Other	1,606	745	438	256

Finance income (cost), net	(112,503)	(28,958)	(1,753)	(3,950)

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

27.	EARNINGS PER SHARE

Basic and diluted earnings per share is calculated by dividing net profit (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Earnings per share was not presented for the period ending April 30, 2021 or the year ended September 30, 2021 as the earnings per share disclosure for the Predecessor would not be meaningful due to its partnership structure consisting of two units as described in Note 16 – Shareholder’s Equity.

The calculation of earnings per share is as follows:

	Successor
	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021
Weighted number of outstanding shares	182,721	182,721
Number of shares with dilutive effects	—	—
Weighted number of outstanding shares (diluted and undiluted)	182,721	182,721
Profit (loss) attributable to ordinary shareholders	187,111	(17,205)
Basic	1.02	(0.09)
Diluted	1.02	(0.09)

28.	COMMITMENTS AND CONTINGENCIES

The Company is defending an action brought by a distributor in France as a result of the termination of a business relationship. The plaintiff’s claim amounts to €94.7 million. The Company has recognized a provision for management’s best estimate of probable outflow (Note 22 – Other provisions). The Company intends to vigorously defend itself.

As part of the Transaction, the seller is entitled to a €400.0 million earn-out if the Company’s earnings before interest, taxes, depreciation and amortization for the fiscal year 2025 is higher than €709.4 million or if the Company has a change in control event with a price at a multiple of invested capital greater than 4x. As of the date of the Transaction, it was not probable that the earn-out requirements will be met, therefore, the fair value of the earnout contingent consideration was determined to be zero. As of September 30, 2022, the earn-out continues to be not probable. In assessing the probability of the earn-out contingency, the Company considers projected financial information. Changes in estimates of projected financial information in future years could lead to a change in the probability of achieving the earn-out, which could result in the Company recognizing a liability.

29.	RELATED PARTY DISCLOSURES

In the course of the Company’s ordinary business activities, the Company enters into related party transactions with its shareholders and key management personnel.

Parent and ultimate controlling party

The ultimate controlling party of the Group prior to the Transaction were Alexander and Christian Birkenstock. At the Transaction, L Catterton became new ultimate controlling party.

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Transactions with key management personnel

Key management compensation

Key management personnel for the periods presented consisted of our Chief Executive officer(s), Chief Financial Officer, Chief Product Officer, Chief Sales Officer, Chief Technical Operations Officer, President Europe and President Americas. Key management compensation is comprised of the following:

	Successor		Predecessor
	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020 through April 30, 2021	Year ended September 30, 2020
Short-term employee benefits	12,569	6,940	1,252	2,315
Long-term employee benefits	—	131	183	—
Post-employment benefits	839	309	433	796
Termination benefits	120	—	—	—

Compensation expense	13,528	7,380	1,868	3,111

In addition to the amounts disclosed above, the Company incurred expense of €5.7 million and €4.7 million for the year ended September 30, 2020 and the period from October 1, 2020 to April 30, 2021, respectively, to CB Beteiligungs GmbH & Co. KG as well as AB-Beteiligungs GmbH in respect of services provided to the Company by our Chief Executive Officers amongst other services provided, pursuant to consulting service arrangements in place between those entities and the Company.

As of September 30, 2020, the Company owed €3.2 million in relation to these service arrangements.

Key management personnel transactions

The Company maintains a long-term business relationship related to the production of advertising content with a model agency, owned by a family member of our Chief Executive Officer. The Company incurred marketing expenses by paying gross remuneration including modelling fees in the amount of €0.5 million, €0.2 million, €0.4 million and €0.4 million during the year ended September 30, 2022, period from May 1, 2021, through September 30, 2021, period from October 1, 2020, through April 30, 2021, and year ended September 30, 2020, respectively.

The Company generated management service income from Ockenfels Group GmbH & Co. KG (“Ockenfels”), an entity over which key management personnel has control or significant influence, in the amount of €0.2 million and €0.1 million during the Successor year ended September 30, 2022 and period from May 1, 2021, through September 30, 2021, respectively.

There were no material outstanding balances related to these transactions as of September 30, 2022, 2021 and 2020.

The Company also leased administrative buildings from Ockenfels and made lease payments in the amount of €0.5 million and €0.2 million during the Successor year ended September 30, 2022 and the period from May 1, 2021, through September 30, 2021. The lease liability amounted to €0.4 million and €0.8 million as of September 30, 2022 and September 30, 2021.

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Other related party transactions

Transactions with other related parties are presented in the table below and primarily consisted of:

(1) purchase of products from Birkenstock Cosmetics GmbH & Co. KG, an entity controlled by the Predecessor shareholders, by the Company,

(2) consulting fees for management services provided by and expenses reimbursed to L Catterton Management Company LLC and related entities controlled by Successor shareholders to the Company,

(3) principal lease payments for manufacturing as well as logistics sites incurred to entities controlled by the Predecessor shareholders and of close members of the Predecessor shareholders’ family, and

(4) interest expense incurred in relation to withdrawals on the Predecessor shareholder’s capital accounts, in accordance with the partnership agreement between the Predecessor shareholders as well as interest expense in relation to the leases from entities controlled by the Predecessor shareholders mentioned under (3).

	Successor		Predecessor
	Year ended September 30, 2022	Period from May 1, 2021 through September 30, 2021	Period from October 1, 2020 through April 30, 2021	Year ended September 30, 2020
Sales	—	—	(345)	(415)
Consulting fees and cost reimbursements	2,867	—	—	—
Lease payments	—	—	(3,018)	(5,161)
lnterest expense	—	—	(484)	(923)

During the Predecessor year ended September 30, 2020, the Company loaned €3.9 million to Birkenstock Cosmetics GmbH & Co. KG, an entity controlled by the Predecessor shareholders. This loan, along with the pre-existing €18.3 million loan, was repaid to the Company during the year ended September 30, 2020.

Outstanding balances related to these transactions were as follows:

	Successor		Predecessor
	September 30, 2022	September 30, 2021	September 30, 2020
Trade and other receivables	—	—	2,046
Other financial liabilities	—	—	49,808
Lease liabilities	—	—	21,548

Trade and other receivables relate to a receivable due from Birkenstock Holding GmbH & Co. KG, an entity controlled by the Predecessor shareholders in relation to certain management service cost recharges which originated before October 1, 2019. Other financial liabilities to shareholders consists of dividends declared but unpaid as of the end of the reporting period (see Note 21– Other financial liabilities). There were no significant outstanding related party balances as of September 30, 2022 and 2021.

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BK LC Lux Finco 2 S.à r.l.

Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

30.	PRIMARY SUBSIDIARIES

See accounting policy in Note 3(a) – Consolidation of subsidiaries.

The subsidiaries shown below consist of those necessary to understand the composition of the Company and include the primary subsidiaries in each region that the Company operates as well as those subsidiaries associated with debt arrangements, leasing activities, and production activities. Set forth below is a summary of the Company’s primary subsidiaries:

Successor
Name of subsidiary	Registered in	Interest in voting stock held by the Company for the period from May 1, 2021 through September 30, 2021	Interest in voting stock held by the Company for the period from October 1, 2021 through September 30, 2022
BK LC Lux Finco 1 S.à r.l.	Luxembourg	100%	100%
Birkenstock Group B.V. & Co. KG	Germany	100%	100%
Birkenstock Global Sales GmbH	Germany	100%	100%
Birkenstock Logistics GmbH	Germany	100%	100%
Birkenstock Europe GmbH	Germany	100%	100%
Birkenstock IP GmbH	Germany	100%	100%
Birkenstock Real Estate GmbH	Germany	100%	100%
Birkenstock Cosmetics GmbH	Germany	100%	100%
Birkenstock Product GmbH	Germany	100%	100%
Birkenstock Productions Rheinland-Pfalz GmbH	Germany	100%	100%
Birkenstock Productions Hessen GmbH	Germany	100%	100%
Birkenstock Productions Sachsen GmbH	Germany	100%	100%
Birkenstock Components GmbH	Germany	100%	100%
Birkenstock digital GmbH	Germany	100%	100%
Birkenstock Injections GmbH	Germany	100%	100%
Birkenstock Spain, SL	Spain	100%	100%
Birkenstock UK Ltd.	United Kingdom	100%	100%
Birkenstock Nordic ApS	Denmark	100%	100%
Birkenstock Canada Ltd.	Canada	100%	100%
Birkenstock Japan Limited	Japan	100%	100%
Birkenstock Trading (Shanghai) Co. Ltd.	China	100%	100%
Birkenstock MEA FZ LLC	UAE	100%	100%
Birkenstock India Private Ltd	India	100%	100%
Birkenstock US BidCo, Inc.	USA	100%	100%
Birkenstock USA LP	USA	100%	100%
S&CC Portugal Unipessoal, Lda.	Portugal	100%	100%

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Predecessor
Name of subsidiary	Registered in	Interest in voting stock held by the Company for the period from October 1, 2019 through September 30, 2020
Birkenstock Sales GmbH	Germany	100%
Birkenstock Productions Rheinland-Pfalz GmbH	Germany	100%
Birkenstock Productions Hessen GmbH	Germany	100%
Birkenstock Productions Sachsen GmbH	Germany	100%
Birkenstock Real Estate GmbH	Germany	100%
Birkenstock digital GmbH	Germany	100%
Birkenstock Trading (Shanghai) Co. Ltd.	China	100%
Birkenstock Spain, SL	Spain	100%
Birkenstock UK Ltd.	United Kingdom	100%
Birkenstock Japan Limited	Japan	100%
Birkenstock Nordic ApS	Denmark	100%
Birkenstock USA LP	USA	100%
Birkenstock Components GmbH	Germany	100%
Birkenstock Canada Ltd.	Canada	100%
Birkenstock MEA FZ LLC	UAE	100%
Birkenstock India Private Ltd.	India	100%

The operations of Birkenstock Real Estate GmbH in the predecessor period differ from those of Birkenstock Real Estate GmbH in the Successor period as they are distinct entities with the same naming convention. Birkenstock Real Estate GmbH in the Successor period represents the combined operations of predecessor entities Birkenstock Real Estate GmbH and Birkenstock Immobilien GmbH & Co. KG, which was deconsolidated under IFRS as described in Note 31 – First Time Adoption of IFRS.

31.	FIRST TIME ADOPTION OF IFRS

As stated in the Note 2 – Basis of presentation, these are the Company’s first financial statements prepared in accordance with IFRS and the dates of transition are October 1, 2019 and May 1, 2021 for the Predecessor and Successor, respectively.

The Company has applied IFRS 1 First-Time Adoption of International Financial Reporting Standards (“IFRS 1”) in its adoption of IFRS.

The accounting policies set out in Note 3 – Significant accounting policies have been applied in preparing these consolidated financial statements.

In preparing its opening IFRS statement of financial position as of October 1, 2019, for the Predecessor, the Company has adjusted amounts reported previously in financial statements prepared in accordance with German Commercial Law (“HGB”). An explanation of how the transition from HGB to IFRS has affected the Company’s financial position and financial performance, for the Predecessor, is set out in the following tables and the notes that accompany the tables.

In preparing the opening IFRS financial statements for the Successor, the Company has not previously reported Luxembourg GAAP consolidated financial statements, and therefore a reconciliation of financial position as of May 1, 2021 is not presented.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS.

The Predecessor has applied the following exemptions:

•

IFRS 3 Business Combinations has not been applied to either acquisitions of subsidiaries that are considered businesses under IFRS, or acquisitions of interests in associates and joint ventures that occurred before October 1, 2019. Use of this exemption means that the German GAAP carrying amounts of assets and liabilities, which are required to be recognized under IFRS, are their deemed cost as of the date they were acquired. Subsequent to their acquisition, measurement is in accordance with IFRS. Assets and liabilities that do not qualify for recognition under IFRS are excluded from the opening IFRS statement of financial position. Use of this exemption also requires that the German GAAP carrying amount of goodwill is used in the opening IFRS statement of financial position (apart from adjustments for goodwill impairment and recognition or derecognition of intangible assets). In accordance with IFRS 1, the Company has tested goodwill for impairment at the date of transition to IFRS. No goodwill impairment was deemed necessary at October 1, 2019. Similarly, intangible assets that were deemed to have an indefinite useful life as of October 1, 2019 were also tested for impairment at that date and no impairment was deemed necessary.

•

The Company measures a lease liability under IFRS 16 for all leases at the date of transition to IFRS. The lease liability is measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate at the date of transition to IFRS. The right-of-use asset is measured at cost, which consists of the present value of the unpaid lease payments, adjusted for prepaid payments or dismantling costs. The Company applies a single discount rate to a portfolio of leases with reasonably similar characteristics. The Company elects not to apply the requirements for lease liabilities and right-of-use assets as described above to leases for which the lease term ends within 12 months of the transition to IFRS or to leases for which the underlying asset is low value, and the Company elects to exclude initial direct costs from measurement of the right-of-use asset at the date of transition to IFRS.

•	Cumulative currency translation differences for all foreign operations are deemed to be zero as at October 1, 2019.

Changes in the presentation (CP)

The Company changed the presentation of certain items as compared to the presentation reported previously in financial statements prepared in accordance with HGB. The most significant changes in the presentation related to the following:

CP1 - Certain adjustments were made to change the presentation of the consolidated statements of financial position. In particular, under HGB, loans and borrowings were presented in one caption as liabilities to banks without classification of current or non-current, whereas under IFRS has amounts have been classified into current and non-current loans and borrowings. Inventories were disclosed in separate line items by category of inventory under HGB, while under IFRS inventories are presented in one line. Finally, the naming convention of certain captions such as trade receivables, other provisions, and trade payables has been changed under IFRS for presentation purposes.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

CP2 - An adjustment was made to change the presentation of the Consolidated Statements of comprehensive Income (Loss) to present expenses by function under IFRS as opposed by nature under HGB.

DE - Deconsolidation of non-controlling interests

The Company made adjustments to deconsolidate the balances associated with the Birkenstock Cosmetics GmbH & Co. KG (including its subsidiaries) and Birkenstock Immobilien GmbH & Co. KG (“Predecessor Unconsolidated Entities”). These entities were considered to meet definition of non-controlling interests under HGB, however, this definition is not met under IFRS as the Company does not receive variable returns from the Predecessor Unconsolidated Entities and does not have an investor control to use its power to affect the amount of the return.

Adjustments, reclassifications and remeasurement made to comply with IFRS

A - Revenue Recognition

The differences in revenue recognition between IFRS and HGB relates primarily to differences in methodologies to recognize refund liabilities.

According to IFRS 15.55, a refund liability must be recognized if there is a general right of return. As there is a right of return associated with some of the Company’s revenue transactions, the consideration paid by the customer qualifies as variable consideration. Additionally, a corresponding right of return asset also is capitalized under IFRS. The refund liability is calculated with the estimate of returns of the net revenue. The return asset, for the right to recover products from customers on settling the refund liability, is calculated by multiplying the cost of production with the net returns.

B - Leasing

According to HGB, expenses stemming from lease contracts are recognized in the consolidated statements of comprehensive income (loss) over the term of the lease. The lease asset is not capitalized in the consolidated statements of financial position. In contrary, according to IFRS the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is subsequently depreciated using the straight-line method. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted over the term of the lease.

C - Deferred taxes

These differences represent the tax effect of the IFRS conversion adjustments which are temporary differences.

D - Inventories

The difference in inventories is mainly related to the measurement at the lower of cost and net realizable value. According to HGB, internally generated inventories are to be measured at production cost and purchased inventories at acquisition cost. If the fair value of inventories less costs to sale at the balance sheet date is lower than the carrying value, then the lower value is to be recognized. Inventories must be written down to the lower of their cost or their fair value less costs to sell at the balance sheet date. According to IFRS, inventory is measured at the lower of cost and net realizable value, which has resulted in lower carrying amount for inventories under IFRS compared to HGB.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

E - Equity

The difference in equity represents the net impact of the IFRS conversion adjustments.

F - Policy Adoption

The difference is due to the reversal of goodwill and brand amortization expense recognized under HGB. Under IFRS, neither the brand nor goodwill are amortized.

G - Financial instruments

The Company applies the expected credit loss model of IFRS 9, which leads to the recognition of an allowance against the total amount of trade receivables and other assets and the recognition of fair value of derivatives for each period. Under HGB, the Company applies a two-step approach to calculate allowances against trade receivables including an ageing-based analysis leading to specific allowances and second, a general allowance for the remaining overdue balances to anticipate the expected, probable failure amount based on historical experience. However, under IFRS the Company measures the allowance for trade receivables and contract assets within the scope of IFRS 15 at an amount equal to lifetime expected credit losses. The Company measures the loss allowances for other financial assets at an amount equal to 12-month expected credit losses. Further, trade and other receivables are categorized by aging as part of the Company’s process of monitoring credit risk. The aging of each receivable is analyzed and considered when estimating the lifetime expected credit loss. Refer to Note 7 – Financial Risk Management Objectives and Policies for more details. As a result, the carrying amount for financial instruments is higher under IFRS compared to HGB.

H - Provisions and accruals

Adjustments were made to provisions as the discount rate for long-term provisions differ from HGB to IAS 37. Under HGB, the discount rate for provisions is based on the average market interest rate corresponding to the remaining provision term. According to IAS 37, provisions shall be presented at the present value of the expected expenditure which is required to settle the obligation. The present value is therefore derived with a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the liability.

Additionally, according to HGB a provision for possible warranty credits that are paid to customers due to poor quality or transport damages is recognized using trailing 12 months revenue data. According to IFRS the underlying warranty is measured based on the probability of the goods requiring repair or replacement and the best estimate of the costs to be incurred in respect of defective products sold. Therefore, under IFRS the cost of sales for the warranty cases are considered through the recognition of a right of return asset and refund liability. Warranty adjustments increased the liability by €0.9 million and decreased net income by €2.0 million as of October 1, 2019 and the year ended September 30, 2020, respectively.

Finally, adjustments were made to reclassify liabilities that met the definition of a provision under HGB, but under IFRS are considered accruals.

As a result, the carrying amount for provisions and accruals are lower under IFRS compared to HGB.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

I - Pensions

An adjustment was made to adjust for the accounting differences between IFRS and HGB; namely the difference in accounting for the discount rate and actuarial gains and losses of OCI.

Provisions for Jubilee payments are recognized to the extent that the employee meets the length of service criteria with the Company under HGB. Under IFRS, adjustments have been made based on the actuarial reports obtained reflecting the calculation basis in accordance with IAS 19. IFRS adjustments increased jubilee liabilities by €1.5 million and net income was increased by 0.3 million as of October 1, 2019 and the year ended September 30, 2020, respectively.

J - Corrections

The Company made adjustments to correct prior period misstatements to HGB. There were two types of significant corrections: (1) €4.2 million adjustment to inventories in October 1, 2019, €4.5 million adjustment to cost of materials and €2.0 million adjustments to equity for the year ended September 30, 2020 in order to capitalize handling costs on inventories and (2) a €3.4 million adjustment to cumulative translation adjustment and a €11.1 million adjustment to equity for the year ended September 30, 2020 to record the foreign exchange impact of intercompany profit eliminations. The remaining correction adjustments are insignificant.

Presentation of the opening consolidated statement of financial position

May 1, 2021 (Successor)

Successor
May 1, 2021
Assets
Non-current assets
Goodwill	1,527,799
Intangible assets (other than goodwill)	1,660,603
Property, plant and equipment	153,145
Right-of-use assets	97,132
Deferred tax assets	—
Other assets	33,549

Total non-current assets	3,472,228

Current assets
Inventories	425,192
Right to return assets	1,739
Trade and other receivables	105,559
Current tax assets	1,222
Other current assets	51,118
Cash and cash equivalents	145,378

Total current assets	730,208

Total assets	4,202,436

Shareholders’ equity and liabilities
Shareholders’ equity
Partnership units	—

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Successor
May 1, 2021
Ordinary shares	182,721
Share premium	1,894,384
Retained earnings (accumulated deficit)	(18,952)
Accumulated other comprehensive income	(253)

Total shareholders’ equity	2,057,900

Non-current liabilities
Loans and borrowings	1,755,576
Lease liabilities	64,574
Provisions for employee benefits	2,441
Other provisions	1,195
Deferred tax liabilities	78,185
Other liabilities	142

Total non-current liabilities	1,902,113

Current liabilities
Loans and borrowings	6,823
Lease liabilities	32,284
Trade and other payables	117,722
Accrued liabilities	16,553
Other financial liabilities	29,108

		Successor
	Notes	May 1, 2021
Other provisions	22	15,950
Contract liabilities	24	4,857
Tax liabilities	19	6,491
Other current liabilities	23	12,635

Total current liabilities		242,423

Total liabilities		2,144,536

Total shareholders’ equity and liabilities		4,202,436

Reconciliation of the consolidated statement of financial position

October 1, 2019 (Predecessor)

	HGB	Notes	Presentation Reclassification	Notes	IFRS Conversion Adjustments	Notes	Corrections	IFRS
Assets
Non-current assets
Goodwill	13,024		—					13,024
Intangible assets	N/A	CP1	183,234		—			183,234
Purchased licenses, industrial property, rights and similar rights and licenses to such rights and assets	179,727	CP1	(179,727)		—			—
Prepayments (IA)	5,951	CP1	(5,951)		—			—
Property, plant and equipment	N/A	CP1	125,961	DE	(36,084)			89,877

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

	HGB	Notes	Presentation Reclassification	Notes	IFRS Conversion Adjustments	Notes	Corrections	IFRS
Land, similar rights and buildings including buildings on leasehold	58,165	CP1	(58,165)		—			—
Technical equipment and machinery	35,423	CP1	(35,423)		—			—
Other equipment, factory and office equipment	18,476	CP1	(18,476)		—			—
Prepayments (PPE)	11,453	CP1	(11,453)		—			—
Right-of-use assets	N/A		—	B, DE	138,586			138,586
Deferred tax assets	8,688		—	C	5,406	J	20	14,114
Other assets	29,380	CP1	(28,350)	E, DE	(140)			890
Financial assets - shares in affiliated companies	120	CP1	(120)		—			—

Total non-current assets	360,407		(28,470)		107,768		20	439,725

Current assets
Inventories	N/A	CP1	256,299	D	(4,754)	J	4,232	255,777
Raw materials and supplies	35,375	CP1	(35,375)		—			—
Work in progress	26,766	CP1	(26,766)		—			—
Finished goods and merchandise	192,530	CP1	(192,530)		—			—
Prepayments (Inventories)	1,694	CP1	(1,694)		—			—
Right to return assets	N/A		—	A	495			495
Trade and other receivables	N/A	CP1	47,162	G, DE	796		(218)	47,740
Trade receivables	44,864	CP1	(44,864)		—
Receivables from affiliated companies	42	CP1	(42)		—
Current tax assets	N/A	CP1	514	DE	14			528
Other current assets	N/A	CP1	30,771	E	(705)			30,066
Prepaid expenses	5,005	CP1	(5,005)		—			—
Cash and cash equivalents	N/A	CP1	40,402	DE	(1,442)			38,960
Cash on hand and bank balances	40,402	CP1	(40,402)		—			—

Total current assets	346,678		28,470		(5,596)		4,014	373,566

Total assets	707,085		—		102,172		4,034	813,291

Shareholders’’ equity and liabilities								—
Partnership units	N/A	CP1	10,000		—			10,000
Capital shares of the limited partners	10,000	CP1	(10,000)		—			—
Capital reserve	182,498		—		—			182,498
Statutory reserves (Revenue reserves)	87,853	CP1	(87,853)		—			—
Other reserves	N/A	CP1	87,853		—			87,853
Retained earnings (accumulated deficit)	N/A	CP1	132,164	E	536	J	3,145	135,845
Accumulated other comprehensive income (loss)	N/A	CP1	3,011	DE	(3,011)			—
Non-distributable reserves at subsidiary level	(9,852)	CP1	9,852		—			—
Equity difference from currency translation	3,011	CP1	(3,011)		—			—
Net profit	142,016	CP1	(142,016)		—			—
Non-controlling interests	27,814		—	DE	(27,814)			—

Total shareholders’ equity	443,340		—		(30,289)		3,145	416,196

Non-current liabilities
Loans and borrowings	N/A	CP1	100,000		—			100,000
Lease liabilities	N/A		—	B	116,567			116,567
Provisions for employee benefits	N/A	CP1	2,204	I	3,756			5,960
Provisions for pensions and similar obligations	2,204	CP1	(2,204)		—			—
Tax provisions	10,955	CP1	(10,955)		—			—
Other provisions	47,088	CP1	(47,088)		999			999
Deferred tax liabilities	20,233		—	C	(4,850)	J	889	16,272
Deferred income	739	CP1	(739)		—			—
Other liabilities	15,827	CP1	(15,732)	G	—			95

Total non-current liabilities	97,046		25,486		116,472		889	239,893

Current liabilities
Loans and borrowings	N/A	CP1	10,451	DE	(6,221)			4,230

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

	HGB	Notes	Presentation Reclassification	Notes	IFRS Conversion Adjustments	Notes	Corrections	IFRS
Liabilities to banks	110,451	CP1	(110,451)		—			—
Lease liabilities	N/A		—	B, DE	21,765			21,765
Trade and other payables	N/A	CP1	27,959	A, H, DE	12,545			40,504
Trade payables	25,604	CP1	(25,604)		—			—
Accrued liabilities	N/A	CP1	58,043	H, DE	(42,284)			15,759
Other financial liabilities	N/A	CP1	36,962		—			36,962
Other current provision	N/A	CP1	(9,507)	H	25,681			16,174
Contract liabilities	N/A	CP1	3	A	371			374
Payments received on account of orders	374	CP1	(374)		—			—
Tax liabilities	NA	CP1	9,874	DE	4,132			14,006
Other current liabilities	N/A	CP1	7,428	DE	—			7,428
Payables to affiliated companies	747	CP1	(747)		—			—
Payables to shareholders	29,523	CP1	(29,523)		—			—

Total current liabilities	166,699		(25,486)		15,989		—	157,202

Total liabilities	263,745		—		132,461		889	397,095

Total shareholders’ equity and liabilities	707,085		—		102,172		4,034	813,291

Reconciliation of equity

Year ended September 30, 2020 (Predecessor)

	Notes	September 30, 2020
Equity (HGB)		455,466
Revenue recognition (IFRS 15)	A	(843)
Lease Accounting (IFRS 16)	B	(2,313)
Financial Instruments (IFRS 9)	G	(4,082)
Inventory (IAS 2)	D	947
Provisions/Accruals/Contingent Liabilities (IAS 37)	H	(951)
Pension (IAS 19)	I	(836)
Deferred Taxes (IAS 12)	C	4,507
Policy Adoption (IFRS 1)	F	6,487
Non-controlling interest deconsolidation	DE	(40,514)
Correction	J	(9,704)
Total adjustments for the period		(47,302)

Equity (IFRS)		408,164

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Reconciliation of consolidated statement of comprehensive income (loss)

Year ended September 30, 2020 (Predecessor)

	HGB	Notes	Presentation Reclassification	Notes	IFRS Conversion Adjustments	Notes	Correction	IFRS
Revenue	730,514	CP2	30	A, H, DE	(2,823)	J	211	727,932
Change in finished goods and work in progress	(32,464)	CP2	43,835	DE	(11,371)		—	—
Cost of sales	N/A	CP2	(328,298)		—		—	(328,298)

Gross Profit	N/A		(284,433)		(14,194)		211	399,634

Operating expenses
Selling and distribution expenses	N/A	CP2	(187,615)		—		—	(187,615)
General administration expenses	N/A	CP2	(66,896)		—		—	(66,896)
Cost of materials	(149,137)	CP2	157,705	A, D, H, DE	(11,794)	J	3,226	—
Personnel expenses	(171,162)	CP2	165,857	H, I DE	6,952	J	(1,647)	—
Amortisation on intangible assets and depreciation on tangible fixed assets	(29,827)	CP2	46,050	B, F, DE	(16,223)		—	—
Other operating income	22,770	CP2	(15,445)	B, D, G, DE	(7,325)		—	—
Other operating expenses	(227,132)	CP2	199,818	G, DE	29,867	J	(2,553)	—
Foreign exchange (loss)	N/A	CP2	(15,984)				—	(15,984)
Other income, net	N/A	CP2	245		—		—	245

Profit (loss) from operations	N/A		(698)		(12,717)		(763)	129,384

Finance income (cost), net		CP2	(3,950)					(3,950)
Other interest and similar income	255	CP2	(255)		—		—	—
Interest and similar expenses	(3,201)	CP2	4,622	B, G, H, I, DE	(1,421)		—	—

Finance result	(2,946)		417		(1,421)		—	(3,950)

Profit (loss) before tax	N/A		(281)		(14,138)		(763)	125,434

Taxes on income	(29,387)	CP2	24,357		5,050	J	(20)	—
Income tax (expense) benefit	N/A	CP2	(24,116)		—		—	(24,116)

Net profit (loss)	111,229		(40)		(9,088)		(783)	101,318

Other comprehensive income (loss)
Items that may be reclassified to profit (loss) in subsequent periods:
Cumulative translation adjustment gain (loss)	N/A	CP2	(637)		—	J	3,569	2,932
Items that will not be reclassified to profit (loss) in subsequent periods:
Remeasurement of defined benefit plans	N/A		—	I	76			76

Total comprehensive income (loss)	—		(637)		76		3,569	3,008

Minority interest share of group net income	1,216	CP2	(1,216)					—
Decrease/increase in the difference arising from lower consolidated net income compared with the parent company	(1,893)	CP2	1,893					—

Total comprehensive income (loss) attributable to Birkenstock Group B.V. & Co. KG	110,552		—		(9,012)		2,786	104,326

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

Reconciliation of consolidated statements of cash flows

The primary changes in statement of cash flows are due to deconsolidation of the Predecessor Unconsolidated Entities and the result of IFRS 1. Refer to Section – Deconsolidation of non-controlling interests (DE) for more details on deconsolidation of the Predecessor Unconsolidated Entities.

The table below summarizes the changes in cash and cash equivalents under IFRS and HGB:

Year ended September 30, 2020 (Predecessor)

	IFRS	HGB	Variance
Net cash flows provided by (used in) operating activities	193,604	167,948	26,106
Net cash flows provided by (used in) investing activities	(3,499)	(21,288)	17,789
Net cash flows provided by (used in) financing activities	(130,254)	(81,055)	(49,649)

Net increase (decrease) in cash and cash equivalents	59,851	65,605	(5,754)

The increase in cash flows from operating activities is primarily due to three components: (1) the deconsolidation of the Predecessor Unconsolidated Entities, which had a negative €1.3 million cash flow from operating activity for the year ended September 30, 2020, (2) the €5.8 million of changes in working capital under IFRS, and (3) the €19.2 million of depreciation and amortization, net under IFRS as a result of IFRS 16. There are two primary components that impacted the negative cash flow from operating activity within the Predecessor Unconsolidated Entities: (1) the €4.4 million of negative changes in working capital and (2) the €3.0 million of positive depreciation and amortization, net, which were deconsolidated under IFRS.

The increase in cash flows from investing activities is primarily due to two components: (1) the deconsolidation of the Predecessor Unconsolidated Entities, which had a negative €1.7 million cash flow from investing activity as of September 30, 2020 and (2) the €18.4 million loan with the Predecessor Unconsolidated Entities under IFRS. There are two primary components that impacted the negative cash flow from investing activity within the Predecessor Unconsolidated Entities: (1) the €3.4 million of purchases of property, plant and equipment and intangible assets and (2) the €1.6 million of proceeds received from a sale of tangible assets and financial assets.

The decrease in cash flows from financing activities is primary due to three components: (1) the deconsolidation of the Predecessor Unconsolidated Entities, which had a positive €10.6 million cash flow from financing activity as of September 30, 2020, (2) the €23.6 million payments related to IFRS 16 under IFRS, and (3) the net €16.1 million of cash funding injections under HGB. There are two primary components that impacted the positive cash flow from financing activity within the Predecessor Unconsolidated Entities: (1) the €3.2 million of construction loan repayments and (2) the net €13.8 million of cash funding injections.

Aside from these disclosure differences, the adoption of IFRS 1 did not have a material impact on the consolidated statements of cash flows.

32.	SUBSEQUENT EVENTS

On April 25, 2023, Finco 2, which was originally incorporated in the jurisdiction of Luxembourg, changed its name to Birkenstock Group Limited and converted (by way of re-domiciliation) the legal form of our company to a Jersey private company.

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Notes to Consolidated Financial Statements

(In thousands of Euros, unless stated otherwise)

On April 28, 2023, BK LC Lux SPV S.à r.l. entered into an Amendment of the Senior Term Facilities Agreement. Among the amendments, the SOFR replaced the LIBOR as the benchmark rate for the USD denominated term loan facility. As such, the interest payable under the USD denominated term loan facility is subsequently calculated using the SOFR.

On May 2, 2023, BK LC Lux SPV S.à r.l. entered into an Amendment of the ABL Credit Agreement. Among the amendments, the SOFR replaced the LIBOR as the benchmark rate for USD denominated borrowings under this facility. As such, the interest payable for USD denominated borrowings under this facility are subsequently calculated using the SOFR.

In order to reduce the risk of increasing interest rates for the Term Loan (EUR), the Company has entered into an interest rate cap contract with JP Morgan on June 20, 2023 which caps interest on a notional amount of €375 million at 3.5%. An up-front premium for this interest rate cap in the amount of €3.4 million is payable by the Company.

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

Our Articles of Association to be filed as an exhibit to this registration statement will provide for indemnification of the officers and directors to the fullest extent permitted by applicable law.

In addition, we will (to the fullest extent permitted by applicable law) enter into agreements to indemnify our directors and executive officers containing provisions, which are in some respects broader than the specific indemnification provisions contained in our Articles of Association. The indemnification agreements may require us, among other things, to indemnify such persons against expenses, including attorneys’ fees, judgments, liabilities, fines and settlement amounts incurred by any such person in actions or proceedings, including actions by us or in our right, that may arise by reason of their status or service as our director or executive officer and to advance expenses incurred by them in connection with any such proceedings. The proposed form of such indemnification agreement will be filed as Exhibit 10.6 to this registration statement.

The proposed form of the Underwriting Agreement, to be filed as Exhibit 1.1 to this registration statement, will provide for indemnification of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 7.	Recent Sales of Unregistered Securities.

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act.

In connection with the formation of BK LC Lux Finco 2 S.à r.l., subsequently renamed Birkenstock Group Limited (the “Company”), on February 19, 2021, the Company issued 12,000 ordinary shares, par value €1 per share, to BK LC Lux MidCo S.à r.l., an entity controlled by funds advised by L Catterton. Thereafter, on April 28, 2021, the Company issued 182,709,369 ordinary shares, par value €1 per share, to BK LC Lux MidCo S.à r.l. These securities were offered and sold by the Company in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.

The offers, sales and issuances of the securities described above were exempt from registration either (i) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (ii) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, (iii) under Rule 144A under the Securities Act in that the shares were offered and sold by the initial purchasers to qualified institutional buyers or (iv) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.

Item 8.	Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit

1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Memorandum of Association and Amended and Restated Articles of Association*

4.1	Form of Ordinary Share Certificate*

5.1	Opinion of Carey Olsen Jersey LLP*

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10.1

Senior Notes Indenture, dated April 29, 2021, among Birkenstock Financing S.à r.l., as issuer, BK LC Lux Finco 2 S.à r.l., as parent, the guarantors party thereto, GLAS Trust Company LLC, as trustee, principal paying agent, transfer agent and registrar and Goldman Sachs Bank USA, as security agent*

10.2

ABL Credit Agreement, dated April 28, 2021, among Birkenstock Group B.V. & Co. KG, as the German Parent Borrower, Birkenstock US BidCo, Inc., as the U.S. Borrower, Birkenstock Limited Partner S.à r.l, as Holdings, Goldman Sachs Bank USA, as administrative agent and collateral agent, Citibank, N.A., London Branch, as co-collateral agent and various financial institutions as lenders and joint lead arrangers and joint bookrunners*

10.3

Senior Facilities Agreement, dated April 28, 2021, among Birkenstock Limited Partner S.à r.l, Birkenstock Group B.V. & Co. KG, as borrower, Birkenstock US BidCo, Inc., as borrower, Goldman Sachs Bank USA, as agent and security agent, the guarantors party thereto and various financial institutions, as the lenders and mandated lead arrangers*

10.4	Form of Registration Rights Agreement*

10.5	Form of Shareholders’ Agreement*

10.6	Form of Indemnification Agreement*

21.1	List of Subsidiaries*

23.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft *

23.1	Consent of Carey Olsen Jersey LLP*

24.1	Power of Attorney (included on signature page)

107	Filing Fee Table*

*	To be filed by amendment.

(b) Financial Statement Schedules

All schedules have been omitted because they are not required or are not applicable, or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 9.	Undertakings.

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

PURSUANT TO 17 C.F.R. SECTION 200.83

(c) The undersigned registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of                 , State of                 on            , 2023.

BIRKENSTOCK GROUP LIMITED

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints                 and                  and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	J. Michael Chu Director	, 2023

	Nikhil Thukral Director	, 2023

	Oliver Reichert Chief Executive Officer and Director (principal executive officer)	, 2023

	Dr. Erik Massmann Chief Financial Officer (principal financial officer)	, 2023

	Volker Bach Vice President Global Accounting (principal accounting officer)	, 2023

CONFIDENTIAL TREATMENT REQUESTED BY BIRKENSTOCK GROUP LIMITED

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Under the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Birkenstock Group Limited, has signed this registration statement or amendment thereto on                , 2023.

Authorized U.S. Representative

By:
Name:
Title: